Prospectus Supplement
(To Prospectus dated August 2, 2010)
Filed Pursuant to Rule 424(b)(5)
Registration No. 333-157880

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Price per Share	Offering Price(1)	Registered Fee(2)
Common Stock, par value $0.01 per share	55,200,000	$27.00	$1,490,400,000	$173,035.44

(1)	Assuming exercise in full of the underwriters’ option to purchase additional shares of common stock, par value $0.01 per share.

(2)	Calculated in accordance with Rule 457(r) promulgated under the Securities Act of 1933, as amended.

48,000,000 Shares

COMMON STOCK

Arch Coal, Inc. is offering 48,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “ACI.” On June 2, 2011, the reported last sale price of our common stock on the New York Stock Exchange was $27.43 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-20 of this prospectus supplement.

PRICE $27.00 A SHARE

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Arch Coal, Inc.

Per share	$27.00	$0.945	$26.055
Total	$1,296,000,000	$45,360,000	$1,250,640,000

We have granted the underwriters the right to purchase up to an additional 7,200,000 shares to cover over-allotments.

The underwriters are offering the common stock as set forth under “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about June 8, 2011.

Joint Book-Running Managers

Morgan Stanley	PNC Capital Markets LLC	BofA Merrill Lynch	Citi

Senior Co-Managers

BMO Capital Markets	Credit Suisse	RBS	Wells Fargo Securities	Mitsubishi UFJ Securities

Co-Managers

Santander	Credit Agricole CIB	Natixis	Piper Jaffray	FBR Capital Markets

ING	Stifel Nicolaus Weisel	BB&T Capital Markets	Howard Weil Incorporated	Macquarie Capital	Simmons & Company International

June 2, 2011

Prospectus Supplement

Prospectus

About this Prospectus	1
Where You Can Find More Information	1
Risk Factors	3
Forward-Looking Statements	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Other Securities	12
Description of Capital Securities	12
Plan of Distribution	15
Legal Matters	17
Experts	17

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information about securities that we may offer from time to time, some of which may not be applicable to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. For more information about our common stock offered in this offering, see “Description of Common Stock” in this prospectus supplement and “Description of Capital Securities — Common Stock” in the accompanying prospectus.

Before you invest in our common stock, you should read the registration statement of which this prospectus supplement and the accompanying prospectus form a part. You also should read the exhibits to that registration statement, as well as this prospectus supplement, the accompanying prospectus, any free writing prospectus we may file and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The documents incorporated by reference are described in this prospectus supplement under “Where You Can Find More Information.”

If the information set forth in this prospectus supplement varies in any way from the information set forth in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information set forth in this prospectus supplement varies in any way from the information set forth in a document that we have incorporated by reference into this prospectus supplement, you should rely on the information in the more recent document.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may file. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we may file and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless otherwise specified or the context requires otherwise, we use the terms “Arch Coal,” the “company,” “we,” “us” and “our” to refer to Arch Coal, Inc. and its subsidiaries and the terms “International Coal Group, Inc.” and “ICG” to refer to International Coal Group, Inc. and its subsidiaries.

The term “merger” refers to our acquisition of the outstanding common shares of ICG and the term “transactions” refers to the merger and the related financing transactions as described in “Prospectus Supplement Summary — The Transactions” in this prospectus supplement. The term “combined company” refers to Arch Coal and its subsidiaries (including ICG and its subsidiaries) after the completion of the transactions, including the merger.

The term “ton” refers to short or net tons, equal to 2,000 pounds (907.18 kilograms) and “tonne” refers to metric tons, equal to 2,294.62 pounds (1,000 kilograms).

MARKET AND INDUSTRY DATA

This prospectus supplement includes market and industry data and forecasts that we have derived from a variety of sources, including independent reports, publicly available information, various industry publications, other published industry sources and internal data and estimates. Third-party publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

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FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus contains or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions. Words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “predicts,” “projects,” “seeks,” “should,” “will” or other comparable words and phrases are intended to identify such forward-looking statements. All statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus that we expect or anticipate will, should or may occur in the future, including, without limitation, statements in this prospectus supplement under the captions “Prospectus Supplement Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal,” “Management’s Discussion and Analysis of Financial Condition of Operations of ICG,” “Business Overview,” and “Industry Overview,” and located elsewhere in this prospectus supplement regarding our financial position, business strategy and measures to implement that strategy, including changes to operations, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success and other similar matters are forward-looking statements.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	our ability to successfully integrate the Arch Coal and ICG businesses;

•	delay or failure to realize the expected benefits, including anticipated cost savings, we expect to realize in the merger;

•	market demand for coal and electricity;

•	geologic conditions, weather, including flooding, and other inherent risks of coal mining that are beyond our control;

•	competition within our industry and with producers of competing energy sources;

•	excess production and production capacity;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	inaccuracies in our estimates of our coal reserves;

•	availability and price of mining and other industrial supplies;

•	availability of skilled employees and other workforce factors;

•	disruptions in the quantities of coal produced by our contract mine operators;

•	our ability to collect payments from our customers;

•	defects in title or the loss of a leasehold interest;

•	railroad, barge, truck and other transportation performance and costs;

•	our ability to successfully integrate the operations that we acquire;

•	our ability to secure new coal supply arrangements or to renew existing coal supply arrangements;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal by our customers;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our credit facility and other financing arrangements;

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•	the availability and cost of surety bonds;

•	failure by Magnum Coal Company, which we refer to as Magnum, a subsidiary of Patriot Coal Corporation, to satisfy certain below-market contracts that we guarantee;

•	our ability to manage the market and other risks associated with certain trading and other asset optimization strategies;

•	terrorist attacks, military action or war;

•	our ability to obtain and renew various permits, including permits authorizing the disposition of certain mining waste;

•	existing and future legislation and regulations affecting both our coal mining operations and our customers’ coal usage, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us; and

•	other factors, including those discussed in “Risk Factors.”

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and our other filings with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference in this prospectus supplement, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference in this prospectus supplement and the accompanying prospectus for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus. This summary contains forward-looking statements that involve risks and uncertainties. Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.

Our Combined Company

We are one of the world’s largest private sector coal producers. We produce, process and sell steam and metallurgical coal. Our combined company will have operations in all major U.S. coal basins, providing us with important geographical diversity and operational flexibility. The diversity of our operations enables us to source coal from multiple locations to meet the needs of our customers, including U.S. and international power producers and steel manufacturers.

The high quality of our coal, our access to key infrastructure hubs and the availability of multiple transportation options (including rail, truck and barge) equip us to compete both in the domestic coal market as well as the growing global seaborne coal markets. For the year ended December 31, 2010, on a pro forma basis giving effect to our acquisition of ICG, we would have sold 179 million tons of coal, including eight million tons of metallurgical coal, and generated net sales of $4.3 billion.

Prior to the ICG acquisition, our principal assets as of December 31, 2010 included:

•	Powder River Basin operations, including two mining complexes;

•	Western Bituminous operations, including five mining complexes;

•	Central Appalachian operations, including four mining complexes;

•	transportation and logistics holdings, including a 22% partnership interest in Dominion Terminal Associates which operates a coal export facility on the East Coast and a shipping terminal with a six million ton annual capacity with access to the Ohio River for shipment on inland waterways; and

•	approximately 4,700 full and part-time employees.

In addition, during the first quarter of 2011, we expanded our access to the seaborne coal markets by purchasing a 38% ownership interest in Millennium Bulk Terminals-Longview LLC which is developing coal export capacity on the West Coast and by entering into a throughput agreement with Canadian Crown Corporation Ridley Terminals Inc. in British Columbia, Canada.

As a result of the ICG acquisition, we will acquire a number of new assets, including:

•	Central Appalachian operations, including eight mining complexes;

•	Northern Appalachian operations, including four mining complexes;

•	an Illinois Basin operation, including one mining complex;

•	three development properties, including the Tygart Valley #1 mine complex which is designed to have up to 3.5 million tons of capacity per year of high quality metallurgical and steam coal; and

•	approximately 2,800 employees.

Supplemental Pro Forma Combined Reserve and Production Data

The supplemental pro forma combined reserve and production data set forth in the tables below has been prepared for illustrative purposes only and is not necessarily indicative of the reserve data of Arch Coal had the merger occurred on December 31, 2010. Additionally, we have not yet completed all of the due diligence to fully assess ICG’s proven and probable reserve data. Upon completion of this detailed due diligence, there may be increases or decreases to the reserve data presented below for ICG and for Arch Coal on a pro forma basis.

The following table presents Arch Coal historical data by region for proven and probable reserves as of December 31, 2010.

	Arch Coal Historical
	Proven and
Region	Probable Reserves	Assigned	Unassigned	Owned	Leased
	(tons in millions)

Powder River Basin	3,258	1,591	1,667	—	3,258
Western Bituminous	455	162	293	108	347
Illinois	364	—	364	307	57
Central Appalachia	368	175	193	63	305
Northern Appalachia	—	—	—	—	—

Total	4,445	1,928	2,517	478	3,967

The following table presents ICG historical data by region for proven and probable reserves as of December 31, 2010.

	ICG Historical
	Proven and
Region	Probable Reserves	Assigned	Unassigned	Owned	Leased
	(tons in millions)

Illinois	372	48	324	332	40
Central Appalachia	265	177	88	35	230
Northern Appalachia	451	87	364	356	95

Total	1,088	312	776	723	365

The following table presents Arch Coal pro forma data by region for proven and probable reserves as of December 31, 2010. The table assumes the merger was completed on that date.

	Arch Coal Pro Forma(1)
	Proven and
Region	Probable Reserves	Assigned	Unassigned	Owned	Leased
	(tons in millions)

Powder River Basin	3,258	1,591	1,667	—	3,258
Western Bituminous	455	162	293	108	347
Illinois	736	48	688	639	97
Central Appalachia	633	352	281	98	535
Northern Appalachia	451	87	364	356	95

Total	5,533	2,240	3,293	1,201	4,332

(1)	The Arch Coal pro forma data has been calculated by adding the Arch Coal historical data and ICG historical data.

The following tables present Arch Coal historical, ICG historical and Arch Coal pro forma data by region for production of saleable tons for the year ended December 31, 2010. The table assumes the acquisition was completed on January 1, 2010. This supplemental pro forma combined production data has been prepared for illustrative purposes only and is not necessarily indicative of the production data of Arch Coal had the merger occurred on January 1, 2010.

	2010 Production
Region	Arch Coal Historical	ICG Historical	Arch Pro Forma(1)
	(tons in millions)

Powder River Basin	128	—	128
Western Bituminous	16	—	16
Illinois	—	2	2
Central Appalachia	12	9	21
Northern Appalachia	—	4	4

Total	156	16	172

(1)	The Arch Coal pro forma data has been calculated by adding the Arch Coal historical data and the ICG historical data.

Pro Forma Reserve Base

5.5 Billion Ton Reserve Base (pro forma reserves at December 31, 2010)

Strategic Rationale

We believe that the acquisition offers numerous strategic benefits, including:

•	Creating a Leading Global Metallurgical Coal Producer. On a pro forma basis, we expect the combined company to be the second largest U.S. metallurgical coal producer based on 2010 production and 2011 production guidance and a top 10 global metallurgical coal producer based on 2010 production. The merger increases our product diversity and provides significant blending opportunities between ICG’s low-volatile and rank A high-volatile metallurgical coals and Arch’s existing rank B high-volatile metallurgical products.

•	Strengthening Our Growth Profile. The combined company will have the industry’s second largest U.S. reserve position, with 5.5 billion tons, providing significant opportunities for future coal volume growth. In particular, the combined company’s existing and planned development projects are expected to increase annual metallurgical coal production capacity to approximately 14 million tons by 2015, while creating opportunities for further expansion thereafter.

•	Increasing Our Presence in Global Seaborne Thermal and Metallurgical Coal Markets. We expect to expand our participation in global markets via the offering of a greatly expanded metallurgical and steam coal product slate, and through the increased utilization of our extensive transportation and logistics network.

•	Creating One of the Industry’s Most Balanced Operating Portfolios. The acquisition extends our geographic diversity, greatly strengthening our position in Central Appalachia while creating the only U.S. coal producer with assets in every major U.S. coal supply basin.

•	Driving Significant Synergies. We expect to generate annual synergies of $70-$80 million beginning in 2012 across a wide range of marketing, operational and administrative activities and functions.

We believe that these strategic benefits enhance our scale, competitive profile, and ability to respond to economic, regulatory, legislative and other developments that affect the coal industry in general and our combined business in particular.

Business Strategy

Our objective is to increase shareholder value through sustained earnings growth and free cash flow generation. Our key strategies to achieve this objective are described below:

•	Increasing Metallurgical Coal Production. We expect 2011 pro forma metallurgical coal sales to reach approximately 11 million tons. Over the next four years, we anticipate metallurgical coal production capacity to increase to approximately 14 million tons by 2015 from the combined operations primarily from ICG’s growth asset in Tygart Valley. The Tygart Valley #1 mine is currently scheduled to begin development production in late 2011. At full output, currently projected for early 2014, Tygart Valley #1 is designed to have 3.5 million tons of capacity per year of high quality coal that is well suited to both the high-volatile metallurgical market and the steam market.

•	Establishing a Preeminent Position in All Major U.S. Coal Producing Basins. We maintain one of the industry’s most geographically balanced operating portfolios and upon completion of the merger we expect to be the only U.S. coal producer with assets in every major U.S. coal producing basin. In particular, we believe that ICG’s Central and Northern Appalachian assets, in conjunction with our existing Central Appalachian operations, provide a strong growth platform in the high quality thermal and metallurgical coal market. We expect that the acquisition, which will add approximately 1.1 billion tons of proven and probable reserves, will create attractive new opportunities and increase our flexibility in evaluating potential future growth opportunities.

•	Expanding Our Product Offerings. By operating and owning reserves in all major U.S. coal producing regions, we will be able to source and blend coal from multiple mines to meet the needs of our domestic and international customers. For example, blending ICG’s low-volatile and rank A high-volatile metallurgical coals with our existing rank B high-volatile metallurgical products will allow us to create new synthetic mid-volatile metallurgical coals that command a premium in the global market. We anticipate that marketing synergies, including these expanded blending opportunities, will allow us to generate approximately an additional $27 million annually as a result of increased sales prices. Additionally, we believe the robust product offerings of the combined company will enhance our value proposition to customers, which will allow us to grow our customer base and customer loyalty.

•	Continuing to Position Our Business to Take Advantage of Favorable Long-Term Trends for Global Coal Consumption and Associated Export of Domestic Coal Production. We expect that international demand for U.S. coal will increase in the future, driven by favorable projected global growth trends and the high quality of U.S. coal compared to many other producing regions around the world. We have actively strengthened our logistical positioning through our recent investment in the development of port capacity at Millennium Bulk Terminal and our throughput agreement with Ridley Terminals in Canada.

•	Upholding Our Commitment to Excellence in Safety and Environmental Stewardship. In 2010 we were honored with a national Sentinels of Safety certificate from the U.S. Department of Labor and eight state awards for outstanding safety practices. We intend to maintain our recognized leadership in operating some of the safest mines in the United States and in achieving environmental excellence. We intend to integrate ICG’s already strong safety and environmental processes with our own. Our ability to minimize workplace incidents and environmental violations improves our operating efficiency, which directly improves our cost structure and financial performance.

Competitive Strengths

•	Second Largest Publicly Traded Coal Producer in U.S. The combined company will represent the second largest publicly traded coal producer in the U.S. based on pro forma 2010 sales of approximately 179 million tons. As of December 31, 2010, on a pro forma basis giving effect to the merger, we would have had approximately 5.5 billion tons of coal reserves. We will also represent the second largest producer of domestic metallurgical coal based on our combined pro forma 2010 production and 2011 production guidance.

•	Diversity of Production and Reserves with Operations in Every Major U.S. Coal Basin. Upon completion of the merger, we will be a leading producer in each of the five major coal producing regions in the United States, which provides important geographical diversity in terms of markets, transportation and labor. Our combined company will operate or contract out the operation of 46 mines, which we believe gives us substantial operational flexibility and makes us less reliant on any single mine for a significant portion of our earnings or cash flow. We believe the diversity of our operations and reserves also provides us with a significant advantage over those competitors with operations located primarily in a single coal producing region, as it allows us to source coal from multiple operations to meet the needs of our customers. In addition, we believe our operations are well positioned to take advantage of the growing global seaborne coal markets in Asia, Europe and South America.

•	Low Cost Producer. We seek to maintain our operational excellence with an emphasis on investing selectively in new equipment and advanced technologies. We will continue to focus on profitability and efficiency by leveraging our significant economies of scale, large fleet of mining equipment, information technology and logistics systems and coordinated purchasing and land management functions. In addition, we intend to continue to focus on productivity through our culture of workforce involvement by leveraging our strong base of experienced, well-trained employees.

•	Significant Leverage to Coal Prices Given Uncommitted Position. As of March 31, 2011, the combined company would have had 85 million tons committed and priced for 2012 delivery. Based on planned pro forma 2011 sales volumes, the 2012 committed and priced volume would represent 49% of total company sales for 2012. We believe our uncommitted position provides us with substantial leverage in a stronger coal price environment and allows us to take advantage of the growing seaborne coal markets. In addition, we believe we are well-positioned to increase our export volumes through strategic infrastructure investments that guarantee us throughput, such as our 22% partnership interest in Dominion Terminal located in Newport News, Virginia, our 38% ownership interest in the Millennium Bulk Terminals located near Longview, Washington and our agreement with Ridley Terminals in Canada.

•	Low Amount of Legacy Liabilities. Compared to other publicly traded U.S. coal producers, we believe we have among the lowest legacy liabilities. As of December 31, 2010, we had pro forma total legacy liabilities of $640 million (including accrued workers’ compensation, pension, post-retirement medical and reclamation liabilities). Approximately two-thirds of our pro forma legacy liabilities relate to reclamation liabilities, which we consider an ordinary course liability. In addition, substantially all of our workforce is non-unionized, which minimizes employee-related liabilities commonly associated with union-represented mines.

•	Experienced and Skilled Management Team. Our top nine senior officers have an average of more than 25 years of industry experience. Our management team has demonstrated a history of increasing productivity, effectively managing mining costs, maintaining strong customer relationships, enhancing work safety practices, and improving environmental compliance. In addition, our management team has demonstrated its ability to successfully integrate large acquisitions in the past such as our North Rochelle and Jacobs Ranch acquisitions.

The Transactions

Acquisition of ICG

Merger Agreement

On May 2, 2011, Arch Coal, Atlas Acquisition Corp., a wholly-owned subsidiary of Arch Coal (“Merger Sub”), and ICG entered into a definitive Agreement and Plan of Merger (as amended on May 26, 2011, the “Merger Agreement”), pursuant to which Arch Coal, through Merger Sub, agreed to commence a tender offer to acquire all of the outstanding shares of ICG’s common stock, par value $0.01 per share (the “ICG Shares”), for $14.60 per share in cash, without interest (the “Offer Price”). The tender offer was commenced on May 16, 2011 and is scheduled to expire on June 14, 2011, unless extended.

Completion of the tender offer is subject to several conditions, including:

•	a majority of the ICG Shares outstanding (generally determined on a fully diluted basis) must be validly tendered and not validly withdrawn prior to the expiration of the tender offer;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”);

•	the absence of a material adverse effect on ICG; and

•	certain other customary conditions.

The tender offer is not subject to a financing condition and this common stock offering is not conditioned on the tender offer, the completion of the New Senior Notes offering (as discussed below) or the consummation of the proposed acquisition of ICG.

The Merger Agreement also provides that following consummation of the tender offer and satisfaction of certain customary conditions, Merger Sub will be merged with and into ICG, with ICG surviving as a wholly-owned subsidiary of Arch Coal. Upon completion of the merger, each ICG Share outstanding immediately prior to the effective time of the merger (excluding those ICG Shares that are held by (1) Arch Coal, Merger Sub, ICG or their respective subsidiaries and (2) stockholders of ICG who properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price.

If Merger Sub holds 90% or more of the outstanding ICG Shares following the completion of the tender offer (the “Short-Form Threshold”), the parties will effect the merger as a short-form merger without the need for approval by ICG’s stockholders. In addition, subject to the terms of the Merger Agreement and applicable law, ICG has granted Merger Sub an irrevocable option, exercisable after completion of the tender offer and Arch Coal’s purchase of a majority of the ICG Shares, to purchase additional ICG Shares from ICG as necessary so that Arch Coal, Merger Sub or their subsidiaries own one ICG Share more than the Short-Form Threshold. If for whatever reason Merger Sub does not attain the Short-Form Threshold, ICG will hold a special stockholders’ meeting to obtain stockholder approval of the merger. In this event, ICG will call and convene a stockholders meeting to obtain such approval, and Merger Sub will vote all ICG Shares it acquires pursuant to the tender offer in favor of the adoption of the Merger Agreement, thereby assuring approval.

The Merger Agreement can be terminated by Arch Coal or ICG under certain circumstances, and ICG will be required to pay Arch Coal a termination fee of $105.0 million in connection with certain termination events.

Tender and Voting Agreements

In connection with the parties’ entry into the Merger Agreement, (1) certain affiliates of WL Ross & Co. LLC who collectively own approximately 6% of the outstanding stock of ICG have entered into a tender and voting agreement with Arch Coal and Merger Sub and (2) certain affiliates of Fairfax Financial Holdings Limited who collectively own approximately 11% of the outstanding stock of ICG have entered into a tender and voting agreement with Arch and Merger Sub pursuant to which they have agreed to, among other things, tender their shares of ICG’s common stock into the tender offer and vote their shares of ICG’s common stock in favor of adopting the Merger Agreement, if applicable.

Financing Transactions

Concurrent Arch Coal Notes Offering.  Concurrently with this offering of common stock, we are separately offering $2,000.0 million aggregate principal amount of senior notes due 2019 and senior notes due 2021, which we collectively refer to as the New Senior Notes, in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). All of our subsidiaries that guarantee indebtedness under our existing senior secured credit facility will be guarantors of the New Senior Notes on a senior basis. Neither the completion of the New Senior Notes offering nor the completion of this offering is contingent on the completion of the other; however, the completion of the New Senior Notes offering is contingent on the concurrent consummation of the proposed acquisition of ICG. We anticipate closing this offering of common stock prior to closing our concurrent offering of New Senior Notes. We plan to use the net proceeds from the New Senior Notes offering, together with the net proceeds of this offering as described under “Use of Proceeds.” We estimate that the net proceeds of the New Senior Notes offering, after deducting the initial purchasers’ discounts and estimated fees and expenses, will be approximately $1,958.2 million.

The concurrent offering of New Senior Notes will not be registered under the Securities Act, or the securities laws of any other jurisdiction, and the New Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The New Senior Notes will be offered only to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. This description and other information in this prospectus supplement regarding our concurrent offering of New Senior Notes is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any New Senior Notes.

Amended and Restated Senior Secured Credit Facility.  In connection with the closing of the merger, we expect to enter into an amended and restated senior secured credit facility on substantially similar terms as the existing senior secured credit facility which will increase commitments available under the facility from $860.0 million to $1.75 billion.

Redemption, Conversion or Other Retirement of ICG Indebtedness.  In connection with the merger, we expect to redeem, pay cash in connection with the conversion of, or otherwise retire certain outstanding ICG indebtedness, including:

•	$200.0 million aggregate principal amount of ICG’s 9.125% senior secured second-priority notes due 2018;

•	$115.0 million aggregate principal amount of ICG’s 4.00% convertible senior notes due 2017;

•	$0.7 million aggregate principal amount of ICG’s 9.00% convertible senior notes due 2012; and

•	$50.1 million aggregate principal amount of other ICG indebtedness, including equipment notes and capital leases.

Total cash required to complete the merger and the financing transactions is estimated to be $3.8 billion, which includes $238.3 million in debt premiums and approximately $193.6 million of fees and expenses (including $79.8 million of merger expenses but excluding accrued and unpaid interest which must be paid to debtholders on the applicable redemption dates). These cash requirements are expected to be financed with proceeds from the common stock offered hereby, proceeds from the concurrent Arch Coal New Senior Notes offering and borrowings under our amended and restated senior secured credit facility. In addition, the existing ICG asset-based loan facility (the “ABL loan facility”) will be terminated in connection with the financing transactions.

Sources and Uses

We will receive net proceeds from the common stock offering of approximately $1,249.8 million after deducting underwriters’ discounts and estimated fees and expenses (assuming no exercise by the underwriters of their over-allotment option). If the underwriters’ exercise their over-allotment option in full, we estimate that the net proceeds of this offering will be approximately $1,437.4 million, after deducting underwriters’ discounts and estimated fees and expenses. Concurrently with this offering of common stock, we are separately offering $2,000.0 million aggregate principal amount of New Senior Notes. We intend to use the net proceeds of this offering and our concurrent offering of New Senior Notes, together with borrowings under our amended and restated senior secured credit facility, to fund the transactions and to pay fees and expenses in connection with the transactions.

The following table illustrates the estimated sources of funds and uses of funds relating to the transactions, as if the transactions were completed on March 31, 2011. The actual amounts may differ at the time of the consummation of the transactions.

Sources of Funds	Amount	Uses of Funds	Amount
	(in millions)		(in millions)

Common Stock offered hereby	$1,296.0	Tender offer for ICG equity(2)	$3,044.6
Concurrent New Senior Notes offering	2,000.0	Redeem ICG 9.125% senior secured second-priority notes due 2018(3)	256.9
Amended and restated senior secured credit facility(1)	551.6	Cash conversion of ICG 4.00% convertible senior notes due 2017(4)	300.7
		Cash conversion of ICG 9.00% convertible senior notes due 2012(5)	1.7
		Repay other ICG debt(6)	50.1
		Estimated fees and expenses(7)	193.6

Total sources	$3,847.6	Total uses	$3,847.6

(1)	In connection with the closing of the merger, we expect to enter into an amended and restated senior secured credit facility on substantially similar terms as the existing senior secured credit facility which will increase commitments available under the facility from $860.0 million to $1.75 billion. Any shortfall from the proceeds of the shares offered hereby or the concurrent New Senior Notes offering will be financed with borrowings under our amended and restated senior secured credit facility.

(footnotes continued on next page)

(2)	Assumes all outstanding shares of common stock are validly tendered and acquired by Merger Sub in the tender offer.
(3)	Assumes all of the 9.125% senior secured second-priority notes are redeemed at a price equal to 100% of the principal amount plus an applicable “make-whole” premium of $51.6 million and accrued and unpaid interest to the redemption date.
(4)	Assumes holders elect to convert all of the 4.00% convertible senior notes due 2017 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(5)	Assumes holders elect to convert all of the 9.00% convertible senior notes due 2012 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(6)	Consists of other ICG indebtedness, including equipment notes and capital leases.
(7)	Consists of estimated fees and expenses related to the transactions, including legal, accounting and advisory fees, fees associated with the financing transactions and other transaction costs.

Additional Information

We were organized in Delaware in 1969. Our principal executive offices are located at One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, and our telephone number at that address is (314) 994-2700. Our website address is www.archcoal.com. The information on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement and the accompanying prospectus.

THE OFFERING

The following is a brief summary of some of the terms of this offering and is not intended to be complete. For a more complete description of our common stock, please refer to “Description of Common Stock” in this prospectus supplement and “Description of Capital Stock — Common Stock” in the accompanying prospectus.

Issuer	Arch Coal, Inc.

Shares of our common stock offered	48,000,000 shares(1)

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 7,200,000 shares of our common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Common stock to be outstanding after this offering	210,834,773 shares(2)

Use of proceeds	We will receive net proceeds from this offering of approximately $1,249.8 million (or approximately $1,437.4 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and estimated fees and expenses. We expect to use the net proceeds of this offering, the concurrent New Senior Notes offering, together with borrowings under our amended and restated senior secured credit facility, to finance the cost of the transactions and pay related fees and expenses. If our acquisition of ICG is not completed, we intend to use the net proceeds from this offering for general corporate purposes, which may include the financing of future acquisitions, including lease-by-applications, or strategic combinations, capital expenditures, additions to working capital, repurchases, repayment or refinancing of debt or stock repurchases. See “Use of Proceeds.”

Risk factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement as well as all other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

NYSE symbol	ACI

(1) If the underwriters exercise their option to purchase such additional shares in full, the total number of shares of common stock offered will be 55,200,000.
(2) The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on May 27, 2011 and assumes no exercise of the underwriters’ over-allotment option. 162,834,773 shares of our common stock were outstanding at May 27, 2011. The number of issued shares of our common stock as of May 27, 2011 excludes an aggregate of approximately 5.2 million shares of our common stock issuable upon the exercise of stock options outstanding as of May 27, 2011 at a weighted average exercise price of $26.31 per share and an aggregate of approximately 27,000 shares of our common stock issuable upon vesting of certain restricted stock units that we have issued to our executive officers.

Summary Consolidated Historical Financial Data for Arch Coal

The historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2010, 2009 and 2008, and the historical balance sheet data as of December 31, 2010 and 2009, presented below have been derived from Arch Coal’s audited consolidated financial statements included and incorporated by reference into this prospectus supplement. The historical statement of operations data, the cash flow data and the other data for the three months ended March 31, 2011 and 2010, and the historical balance sheet data as of March 31, 2011 and 2010, have been derived from Arch Coal’s unaudited condensed consolidated financial statements included and incorporated by reference into this prospectus supplement. In the opinion of Arch Coal’s management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read this table in conjunction with the sections entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal” and the consolidated financial statements of Arch Coal and the related notes included and incorporated by reference into this prospectus supplement.

				Three Months
	Year Ended December 31,			Ended March 31,
	2010(2)(3)	2009(4)	2008	2011	2010
	(in millions, except per share data)			(unaudited)

Statement of Operations Data(1):
Coal sales revenue	$3,186.3	$2,576.1	$2,983.8	$872.9	$711.9
Cost of coal sales	2,395.8	2,070.7	2,183.9	653.7	550.8
Depreciation, depletion and amortization, including amortization of acquired sales contracts, net	400.7	321.2	292.8	89.5	99.3
Selling, general and administrative expenses	118.2	97.8	107.1	30.4	27.2
Change in fair value of coal derivatives and coal trading activities, net	8.9	(12.1)	(55.1)	(1.8)	5.9
Gain on Knight Hawk transaction	(41.6)	—	—	—	—
Costs related to acquisition of Jacobs Ranch	—	13.8	—	—	—
Other operating income, net	(19.7)	(39.0)	(6.3)	(1.1)	(3.4)

Income from operations	324.0	123.7	461.3	102.2	32.2
Interest expense, net	(140.1)	(98.3)	(64.3)	(33.8)	(34.7)
Other non-operating expenses, net	(6.8)	—	—	—	—

Income (loss) before income taxes	177.1	25.4	397.0	68.4	(2.5)
(Provision for) benefit from income taxes	(17.7)	16.8	(41.8)	(12.5)	0.8
Income attributable to noncontrolling interest	(0.5)	—	(0.9)	(0.3)	(0.1)

Net income (loss) attributable to Arch Coal, Inc.	$158.9	$42.2	$354.3	$55.6	$(1.8)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$93.6	$61.1	$70.6	$69.2	$50.4
Total assets	4,880.8	4,840.6	3,979.0	4,900.0	4,813.3
Working capital	207.6	55.1	46.6	313.2	138.8
Total debt	1,609.7	1,807.7	1,312.4	1,608.5	1,783.7
Other long-term obligations	566.7	544.6	482.7	572.9	567.2
Arch Coal, Inc. stockholders’ equity	2,237.5	2,115.1	1,728.7	2,291.6	2,105.1

				Three Months
	Year Ended December 31,			Ended March 31,
	2010(2)(3)	2009(4)	2008	2011	2010
	(in millions, except per share data)			(unaudited)

Cash Flow Data:
Cash provided by operating activities	$697.1	$383.0	$679.1	$86.1	$93.3
Capital expenditures	314.7	323.2	497.3	38.7	32.0
Common Stock Data:
Weighted average shares outstanding:
Basic	162.4	151.0	143.6	162.6	162.4
Diluted	163.2	151.3	144.4	163.8	162.4
Basic earnings (loss) per common share	$0.98	$0.28	$2.47	$0.34	$(0.01)
Diluted earnings (loss) per common share	0.97	0.28	2.45	0.34	(0.01)
Other Financial Data:
Adjusted EBITDA (unaudited)(5)	724.2	458.7	753.2	191.4	131.4
Other Data:
Tons sold	162.8	126.1	139.6	36.6	37.8
Tons produced	156.3	119.6	133.1	36.6	38.2
Tons purchased from third parties	6.8	7.5	6.0	1.4	1.3

(1)	Figures shown as totals in this table may not be the arithmetic aggregation of the figures that precede them due to rounding adjustments made to certain of the figures in this table.
(2)	In the second quarter of 2010, we exchanged 68.4 million tons of coal reserves in the Illinois Basin for an additional 9% ownership interest in Knight Hawk Holdings, LLC (“Knight Hawk”), increasing our ownership to 42%. We recognized a pre-tax gain of $41.6 million on the transaction, representing the difference between the fair value and net book value of the coal reserves, adjusted for our retained ownership interest in the reserves through the investment in Knight Hawk.
(3)	On August 9, 2010, we issued $500.0 million in aggregate principal amount of 7 1/4% senior unsecured notes due 2020 at par. We used the net proceeds from the offering and cash on hand to fund the redemption on September 8, 2010 of $500.0 million aggregate principal amount of our outstanding 6 3/4% senior notes due 2013 at a redemption price of 101.125%. We recognized a loss on the redemption of $6.8 million.
(4)	On October 1, 2009, we purchased the Jacobs Ranch mining complex in the Powder River Basin from Rio Tinto Energy America for a purchase price of $768.8 million. To finance the acquisition, the Company sold 19.55 million shares of its common stock and $600.0 million in aggregate principal amount of senior unsecured notes. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8 3/4% senior unsecured notes were $570.3 million.
(5)	Adjusted EBITDA is not a measure of financial performance in accordance with GAAP, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under GAAP. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. In addition, acquisition related expenses are excluded to make results more comparable between periods. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

The table below shows how we calculate Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
Adjusted EBITDA	2010	2009	2008	2011	2010
	(in millions)

Net income (loss) attributable to Arch Coal, Inc.	$158.9	$42.2	$354.3	$55.6	$(1.8)
Adjustments:
Interest expense, net	140.1	98.3	64.3	33.8	34.7
Provision for (benefit from) income taxes	17.7	(16.8)	41.8	12.5	(0.8)
Depreciation, depletion and amortization, including amortization of sales contracts, net	400.7	321.2	292.8	89.5	99.3
Costs related to acquisition of Jacobs Ranch	—	13.8	—	—	—
Other non-operating expenses	6.8	—	—	—	—

Adjusted EBITDA	$724.2	$458.7	$753.2	$191.4	$131.4

Summary Consolidated Historical Financial Data for ICG

The historical statement of operations data, the cash flow data and the other data for the years ended December 31, 2010, 2009 and 2008, and the historical balance sheet data as of December 31, 2010 and 2009, presented below have been derived from ICG’s audited consolidated financial statements included and incorporated by reference into this prospectus supplement. The historical statement of operations data, the cash flow data and the other data for the three months ended March 31, 2011 and 2010, and the historical balance sheet data as of March 31, 2011 and 2010, have been derived from ICG’s unaudited condensed consolidated financial statements included and incorporated by reference into this prospectus supplement. In the opinion of ICG’s management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read this table in conjunction with the sections entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ICG” and the consolidated financial statements of ICG and the related notes included and incorporated by reference into this prospectus supplement.

				Three Months Ended
	Year Ended December 31,			March 31,
	2010	2009	2008	2011	2010
	(in millions, except per share data)			(unaudited)

Statement of Operations Data:
Revenues:
Coal sales revenues	$1,078.2	$1,006.6	$998.2	$283.7	$270.5
Freight and handling revenues	35.4	26.3	45.2	7.2	9.4
Other revenues	52.8	92.4	53.3	11.1	8.7

Total revenues	1,166.4	1,125.3	1,096.7	302.0	288.6
Costs and Expenses:
Cost of coal sales	850.3	832.2	883.0	218.0	220.1
Freight and handling costs	35.4	26.3	45.2	7.2	9.4
Cost of other revenues	48.3	36.1	35.7	7.3	7.2
Depreciation, depletion and amortization	104.6	106.1	96.0	25.6	26.4
Selling, general and administrative	35.6	32.7	38.1	51.2	8.6
Gain on sale of assets	(4.2)	(3.6)	(32.5)	(6.7)	(3.5)
Impairment losses	—	—	37.4	—	—

Total costs and expenses	1,070.0	1,029.8	1,102.9	302.6	268.2

Income (loss) from operations	96.4	95.5	(6.2)	(0.6)	20.4
Interest and other income (expense):
Loss on extinguishment of debt	(29.4)	(13.3)	—	—	(22.0)
Interest expense net	(40.7)	(53.0)	(43.6)	(8.1)	(13.3)
Other, net	—	—	—	—	—

Total interest and other income (expense)	(70.1)	(66.3)	(43.6)	(8.1)	(35.3)

Income (loss) before income taxes	26.3	29.2	(49.8)	(8.7)	(14.8)
Income tax benefit (expense)	3.8	(7.7)	23.6	2.4	6.0

Net income (loss)	30.1	21.5	(26.2)	(6.3)	(8.9)
Net (income) loss attributable to noncontrolling interest	—	—	—	—	—

Net income (loss) attributable to International Coal Group, Inc.	$30.1	$21.5	$(26.2)	$(6.3)	$(8.9)

				Three Months Ended
	Year Ended December 31,			March 31,
	2010	2009	2008	2011	2010
	(in millions, except per share data)			(unaudited)

Balance Sheet Data (at period end):
Cash and cash equivalents	$215.3	$92.6	$63.9	$186.6	$301.7
Total assets	1,479.7	1,368.0	1,350.6	1,495.0	1,584.6
Long-term debt and capital leases	326.4	384.3	432.9	332.0	471.9
Total liabilities	725.4	758.8	841.5	745.7	834.3
Total stockholders’ equity	754.3	609.2	509.1	749.3	750.3
Total liabilities and stockholders’ equity	1,479.7	1,368.0	1,350.6	1,495.0	1,584.6
Statement of Cash Flows Data:
Net cash from:
Operating activities	$187.4	$115.8	$78.7	$7.9	$5.4
Investing activities	(89.3)	(73.2)	(124.0)	(30.5)	(10.8)
Financing activities	24.5	(13.9)	2.1	(6.1)	214.4
Capital expenditures	102.9	66.3	132.8	31.1	20.6
Common Stock Data:
Weighted average shares outstanding:
Basic	197.3	153.6	152.6	202.6	181.3
Diluted	205.2	155.3	152.6	202.6	181.3
Basic earnings (loss) per common share	$0.15	$0.14	$(0.17)	$(0.03)	$(0.05)
Diluted earnings (loss) per common share	0.15	0.14	(0.17)	(0.03)	(0.05)
Other Financial Data
Adjusted EBITDA(1)	$201.0	$201.6	$127.2	$65.0	$46.8
Other Data:
Tons sold	16.3	16.8	18.9	3.9	4.3
Tons produced	15.5	16.3	17.8	4.0	3.9
Tons purchased from third parties	0.5	1.0	1.2	—	0.1

(1)	Adjusted EBITDA is a non-GAAP financial measure used by ICG management to gauge operating performance. ICG defines Adjusted EBITDA as net income or loss attributable to ICG before deducting interest, income taxes, depreciation, depletion and amortization, loss on extinguishment of debt, certain legal reserves, impairment charges and noncontrolling interest. Adjusted EBITDA is not, and should not be used as, a substitute for operating income, net income and cash flow as determined in accordance with GAAP. ICG presents Adjusted EBITDA because its management considers it an important supplemental measure of ICG’s performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in ICG’s industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results. ICG also uses Adjusted EBITDA as its executive compensation plan bases incentive compensation payments on ICG’s Adjusted EBITDA performance measured against budgets. ICG’s ABL loan facility uses Adjusted EBITDA (with additional adjustments) to measure ICG’s compliance with covenants, such as fixed charge coverage. EBITDA or Adjusted EBITDA is also widely used by ICG and others in the industry to evaluate and price potential acquisition candidates. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of ICG’s results as reported under GAAP. Some of these limitations are that Adjusted EBITDA does not reflect all of ICG’s cash expenditures or any of ICG’s future requirements for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; or interest expense, or the cash requirements necessary to service interest or principal payments, on ICG’s debt. Although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted and amortized will often have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such replacements. Other companies in the industry may calculate EBITDA or Adjusted EBITDA differently than ICG does, limiting its usefulness as a comparative measure.

The table below shows how we calculated Adjusted EBITDA.

				Three Months
	Year Ended December 31,			Ended March 31,
	2010	2009	2008	2011	2010
	(in millions)

Net income (loss) attributable to ICG	$30.1	$21.5	$(26.2)	$(6.3)	$(8.9)
Adjustments:
Depreciation, depletion and amortization	104.6	106.1	96.0	25.6	26.4
Interest expense, net	40.7	53.0	43.6	8.1	13.3
Income tax (benefit) expense	(3.8)	7.7	(23.6)	(2.4)	(6.0)
Legal reserve for Allegheny lawsuit	—	—	—	40.0	—
Impairment losses	—	—	37.4	—	—
Loss on extinguishment of debt	29.4	13.3	—	—	22.0
Noncontrolling interest	—	—	—	—	—

Adjusted EBITDA	$201.0	$201.6	$127.2	$65.0	$46.8

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information is based on the historical financial information of Arch Coal and ICG included and incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed merger of Merger Sub with and into ICG and the related financing transactions. The pro forma data in the unaudited pro forma condensed combined balance sheet as of March 31, 2011 assume that the proposed merger of Merger Sub with and into ICG was completed on that date. The data in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the proposed merger was completed at the beginning of each period.

The unaudited pro forma condensed combined financial information should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information,” including the notes thereto, beginning on page S-63 and the historical financial statements and related notes thereto of Arch Coal and ICG.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations of Arch Coal had the transactions actually occurred on the dates assumed in the unaudited pro forma condensed combined financial statements. See “The Transactions.”

The proposed merger of Merger Sub with and into ICG will be accounted for under the acquisition method of accounting under U.S. GAAP whereby the total purchase price is allocated to the assets acquired and liabilities assumed based on their respective fair values at the acquisition date. The cash purchase price will be determined based on the number of common shares of ICG tendered plus the fair value of liabilities incurred in conjunction with the merger. The estimated purchase price for this unaudited pro forma condensed combined financial information assumes that all shares of ICG common stock outstanding on March 31, 2011 were tendered. At this time, Arch Coal has not performed detailed valuation analyses to determine the fair values of ICG’s assets and liabilities; and accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates which, while considered reasonable under the circumstances, are subject to changes, which may be material. Additionally, Arch Coal has not yet performed all of the due diligence necessary to identify items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information. Upon determination of the fair value of assets acquired and liabilities assumed, there may be additional increases or decreases to the recorded book values of ICG’s assets and liabilities, including, but not limited to, mineral reserves, property, plant and equipment, asset retirement obligations, coal supply agreements, commitments and contingencies and other intangible assets that will give rise to future amounts of depletion, depreciation and amortization expenses or credits that are not reflected in the information contained in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence has been performed, the final purchase price has been determined and the purchase price allocation has been completed, actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information.

Certain amounts in ICG’s historical balance sheets and statements of income have been conformed to Arch Coal’s presentation.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2010	2011
	(In millions, except per share data)

Pro Forma Condensed Combined Income Statement Data:
Total revenues	$4,299.9	$1,163.8
Cost of coal sales	3,281.6	878.8
Depreciation, depletion and amortization	510.6	122.2
Amortization of acquired sales contracts, net	21.5	2.4
Selling, general and administrative expenses	153.7	81.6
Change in fair value of coal derivatives and coal trading activities, net	8.9	(1.8)
Gain on Knight Hawk transaction	(41.6)	—
Other operating income, net	(28.5)	(11.6)

	3,906.2	1,071.6

Income from operations	393.7	92.2
Interest expense, net:	(304.9)	(75.0)
Other non-operating expense
Loss on early extinguishment of debt	(36.2)	—

Income (loss) before income taxes	52.6	17.2
Provision for (benefit from) income taxes	(42.6)	(5.8)

Net income	$95.2	$23.0
Less: Net income attributable to noncontrolling interest	(0.5)	(0.3)

Net income attributable to Arch Coal, Inc.	$94.7	$22.7

Earnings per common share
Basic earnings per common share	$0.46	$0.11

Diluted earnings per common share	$0.46	$0.11

Adjusted EBITDA (1)	$925.2	$256.5

As of
March 31,
2011
(In millions)

Pro Forma Condensed Combined Balance Sheet Data:
Total assets	$10,431.5
Total liabilities and redeemable noncontrolling interest	$6,978.7
Total stockholders’ equity	$3,452.7

(1)	Adjusted EBITDA is defined as net income attributable to the combined company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results.

Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under generally accepted accounting principles. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. In addition, acquisition related expenses are excluded to make results more comparable between periods. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how we calculate Adjusted EBITDA.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2010	2011
	(In millions)

Net income	$94.7	$22.7
Income tax expense (benefit)	(42.6)	(5.8)
Interest expense, net	304.9	75.0
Depreciation, depletion and amortization	510.6	122.2
Legal reserve for ICG’s Allegheny lawsuit	—	40.0
Amortization of acquired sales contracts, net	21.5	2.4
Other non-operating expense	36.2	—

Adjusted EBITDA(a)	$925.2	$256.5

(a)	Figures shown as totals in this table may not be the arithmetic aggregation of the figures that precede them due to rounding adjustments made to certain of the figures in the table.

Other Pro Forma Data

The following table presents certain Arch Coal pro forma operating data, calculated by adding the Arch Coal historical operating data and the ICG historical operating data.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2010	2011
	(In millions of tons)

Pro Forma Operating Data:
Tons sold	179.1	40.5
Tons produced	171.8	40.6
Tons purchased from third parties	7.3	1.4

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the Risk Factors contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, you should consider that the risks related to each of the businesses of Arch Coal and ICG may also affect the operations and financial results reported by the combined company. The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer.

Risks Related to the Offering

This offering is expected to be dilutive, and there may be future dilution of our common stock.

Except as described under the heading “Underwriting,” we are not restricted from issuing additional shares of our common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive shares of our common stock. In this offering, we expect to issue 48,000,000 shares of common stock (or 55,200,000 shares of common stock if the underwriters exercise their over-allotment option in full). Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those net proceeds as described under “Use of Proceeds,” we expect that this offering will have a dilutive effect on our expected earnings per share for the year ending December 31, 2011 and possibly future years. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Any of the following factors could affect the market price of our common stock:

•	general market, political and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations; and

•	changes in market valuations of other coal companies.

In addition, many of the risks that are described elsewhere in this “Risk Factors” section and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (which are incorporated by reference into this prospectus supplement and the accompanying prospectus) could materially and adversely affect our stock price. Stock markets recently have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies recently have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock materially.

Other companies may have difficulty acquiring us due to provisions in our certificate of incorporation and bylaws.

Provisions in our certificate of incorporation and our bylaws could make it more difficult for other companies to acquire us, even if that acquisition would benefit our stockholders. Our certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•	our board of directors is classified into three classes;

•	subject to the rights of holders of our preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of common stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation;

•	authorize the sale, lease or exchange of all or substantially all of our property or assets; or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of our preferred stock, if any, certain provisions of the restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of common stock voting on the proposed amendment;

•	subject to the rights of holders of our preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of our stockholders must be taken at a duly called annual or special meeting of stockholders and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by our board of directors and may not be called by any other person or persons or in any other manner.

Any of these restrictions could have the effect of delaying or preventing a change of control of us.

Risks Related to the Combined Company and the Merger

If completed, the merger may not achieve its intended results, and Arch Coal and ICG may be unable to successfully integrate their operations.

Arch Coal and ICG entered into the Merger Agreement with the expectation that the merger will result in various benefits or synergies, including, among other things, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Arch Coal and ICG can be integrated in an efficient and effective manner. In addition, the combined company may experience unanticipated issues, expenses and liabilities.

It is possible that the integration process could take longer than anticipated or cost more than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect our ability to achieve the anticipated benefits and synergies of the merger. Our results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing or cost of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect our future business, financial condition, operating results and prospects, and may cause the combined company’s stock price to decline.

Arch Coal and ICG will be subject to various uncertainties and ICG will be subject to certain contractual restrictions while the merger is pending that could adversely affect their respective financial results and the financial results of the combined company.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Arch Coal and/or ICG. These uncertainties may impair Arch Coal’s and/or ICG’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others who deal with Arch Coal or ICG to seek to change their existing business relationships with Arch Coal or ICG. Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and new business opportunities and any difficulties encountered in the transition and integration process could affect Arch Coal’s and/or ICG’s financial results.

In addition, the Merger Agreement restricts ICG, without Arch Coal’s consent, from making certain acquisitions and dispositions and taking other specified actions while the merger is pending. These restrictions may prevent ICG from pursuing attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the Merger Agreement.

The pro forma financial statements included in this prospectus supplement are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations following the merger.

The pro forma financial statements included in this prospectus supplement are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of our financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information.” Our actual financial condition and results of operations following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the merger. Any potential decline in our financial condition or results of operations may cause significant variations in our stock price.

A lowering or withdrawal of the ratings assigned to our debt securities, including the notes offered in the New Senior Notes offering, by rating agencies may increase our future borrowing costs and reduce our access to capital.

Depending on the sources of financing used to fund our acquisition of ICG, and on our final pro forma capital structure after giving effect to the transactions, rating agencies may lower or withdraw ratings assigned to our debt securities, including the notes offered in the New Senior Notes offering. Our debt, including the notes offered in the New Senior Notes offering, currently has a non-investment grade rating, and there can be no assurance that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital, which could have a material adverse impact on our financial condition, cash flows and results of operations.

Risks Related to Arch Coal’s Business

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive in the future for coal depend upon factors beyond our control, including the following:

•	the domestic and foreign supply and demand for coal;

•	the quantity and quality of coal available from competitors;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels;

•	domestic air emission standards for coal-fueled power plants and the ability of coal-fueled power plants to meet these standards by installing scrubbers or other means;

•	adverse weather, climatic or other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including economic slowdowns;

•	legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;

•	the proximity to, capacity of and cost of transportation and port facilities; and

•	market price fluctuations for sulfur dioxide emission allowances.

A substantial or extended decline in the prices we receive for our future coal sales contracts could materially and adversely affect us by decreasing our profitability and the value of our coal reserves.

Our coal mining operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our profitability.

We mine coal at underground and surface mining operations. Certain factors beyond our control, including those listed below, could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs:

•	poor mining conditions resulting from geological, hydrologic or other conditions that may cause instability of highwalls or spoil piles or cause damage to nearby infrastructure or mine personnel;

•	a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time;

•	mining, processing and plant equipment failures and unexpected maintenance problems;

•	adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;

•	unexpected or accidental surface subsidence from underground mining;

•	accidental mine water discharges, fires, explosions or similar mining accidents; and

•	competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development.

If any of these conditions or events occurs, particularly at our Black Thunder mining complex, which accounted for approximately 75% of the coal volume we sold in 2010, our coal mining operations may be disrupted, we could experience a delay or halt of production or shipments or our operating costs could increase significantly. In addition, if our insurance coverage is limited or excludes certain of these conditions or events, then we may not be able to recover any of the losses we may incur as a result of such conditions or events, some of which may be substantial.

Competition within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

We compete with numerous other coal producers in various regions of the United States for domestic sales. International demand for U.S. coal also affects competition within our industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. Foreign demand for Central Appalachian coal has increased in recent periods. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers for the sale of coal in the United States to intensify, potentially resulting in significant downward pressure on domestic coal prices.

In addition, during the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices over the past several years have encouraged the development of expanded capacity by coal producers and may continue to do so. Any resulting overcapacity and increased production could materially reduce coal prices and therefore materially reduce our revenues and profitability.

Decreases in demand for electricity resulting from economic, weather changes or other conditions could adversely affect coal prices and materially and adversely affect our results of operations.

Our coal is primarily used as fuel for electricity generation. Overall economic activity and the associated demand for power by industrial users can have significant effects on overall electricity demand. An economic slowdown can significantly slow the growth of electrical demand and could result in contraction of demand for coal. Declines in international prices for coal generally will impact U.S. prices for coal. During the past several years, international demand for coal has been driven, in significant part, by fluctuations in demand due to economic growth in China and India as well as other developing countries. Significant declines in the rates of economic growth in these regions could materially affect international demand for U.S. coal, which may have an adverse effect on U.S. coal prices.

Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch. Any downward pressure on coal prices, due to decreases in overall demand or otherwise, including changes in weather patterns, would materially and adversely affect our results of operations.

The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal. Declines in the prices at which we sell our coal could reduce our revenues and materially and adversely affect our business and results of operations.

In 2010, approximately 76% of the tons we sold were to domestic electric power generators. The amount of coal consumed for U.S. electric power generation is affected by, among other things:

•	the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power; and

•	technological developments, including those related to alternative energy sources.

Gas-fueled generation has the potential to displace coal-fueled generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation will be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas is seen as having a lower environmental impact than coal-fueled generators. In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an impact on the market for our coal. Several states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national standard although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by domestic electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Our inability to acquire additional coal reserves or our inability to develop coal reserves in an economically feasible manner may adversely affect our business.

Our profitability depends substantially on our ability to mine and process, in a cost-effective manner, coal reserves that possess the quality characteristics desired by our customers. As we mine, our coal reserves decline. As a result, our future success depends upon our ability to acquire additional coal that is economically recoverable. If we fail to acquire or develop additional coal reserves, our existing reserves will eventually be depleted. We may not be able to obtain replacement reserves when we require them. If available, replacement reserves may not be available at favorable prices, or we may not be capable of mining those reserves at costs that are comparable with our existing coal reserves. Our ability to obtain coal reserves in the future could also be limited by the availability of cash we generate from our operations or available financing, restrictions under our existing or future financing arrangements, and competition from other coal producers, the lack of suitable acquisition or lease-by-application, or LBA, opportunities or the inability to acquire coal properties or LBAs on commercially reasonable terms. If we are unable to acquire replacement reserves, our future production may decrease significantly and our operating results may be negatively affected. In addition, we may not be able to mine future reserves as profitably as we do at our current operations.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

•	quality of the coal;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Increases in the costs of mining and other industrial supplies, including steel-based supplies, diesel fuel and rubber tires, or the inability to obtain a sufficient quantity of those supplies, could negatively affect our operating costs or disrupt or delay our production.

Our coal mining operations use significant amounts of steel, diesel fuel, explosives, rubber tires and other mining and industrial supplies. The cost of roof bolts we use in our underground mining operations depend on the price of scrap steel. We also use significant amounts of diesel fuel and tires for the trucks and other heavy machinery we use, particularly at our Black Thunder mining complex. If the prices of mining and other industrial supplies, particularly steel-based supplies, diesel fuel and rubber tires, increase, our operating costs could be negatively affected. In addition, if we are unable to procure these supplies, our coal mining operations may be disrupted or we could experience a delay or halt in our production.

Disruptions in the quantities of coal produced by our contract mine operators or purchased from other third parties could temporarily impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining complexes, including select operations at our Coal-Mac and Cumberland River mining complexes. In addition, we purchase coal from third parties that we sell to our customers. Operational difficulties at contractor-operated mines or mines operated by third parties from whom we purchase coal, changes in demand for contract miners from other coal producers and other factors beyond our control could affect the availability, pricing, and quality of coal produced for or purchased by us. Disruptions in the quantities of coal produced for or purchased by us could impair our ability to fill our customer orders or require us to purchase coal from other sources in order to satisfy those orders. If we are unable to fill a customer order or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

We have contracts to supply coal to energy trading and brokering companies under which they purchase the coal for their own account or resell the coal to end users. Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. If we determine that a customer is not creditworthy, we may not be required to deliver coal under the customer’s coal sales contract. If this occurs, we may decide to sell the customer’s coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could materially and adversely affect our financial position. In addition, our customer base may change with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear for customer payment default. These new power plant owners may have credit ratings that are below investment grade or may become below investment grade after we enter into contracts with them. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk of payment default.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. We may not commit to develop property or coal reserves until we have obtained necessary permits and completed exploration. As such, the title to property that we intend to lease or coal reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. Similarly, our leasehold interests may be subject to superior property rights of other third parties. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

We depend upon barge, ship, rail, truck and belt transportation systems to deliver coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to supply coal to our customers. As we do not have long-term contracts with transportation providers to ensure consistent and reliable service, decreased performance levels over longer periods of time could cause our customers to look to other sources for their coal needs. In addition, increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If we experience disruptions in our transportation services or if transportation costs increase significantly and we are unable to find alternative transportation providers, our coal mining operations may be disrupted, we could experience a delay or halt of production or our profitability could decrease significantly.

Our profitability depends upon the long-term coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing long-term coal supply agreements or to enter into new agreements in the future.

We sell a portion of our coal under long-term coal supply agreements, which we define as contracts with terms greater than one year. Under these arrangements, we fix the prices of coal shipped during the initial year and may adjust the prices in later years. As a result, at any given time the market prices for similar-quality coal may exceed the prices for coal shipped under these arrangements. Changes in the coal industry may cause some of our customers not to renew, extend or enter into new long-term coal supply agreements with us or to enter into agreements to purchase fewer tons of coal than in the past or on different terms or prices. In addition, uncertainty caused by federal and state regulations, including the Clean Air Act, could deter our customers from entering into long-term coal supply agreements.

Because we sell a portion of our coal production under long-term coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we are subject to fluctuations in market prices for the quantities of coal that we have produced but which we have not committed to sell. As described above under “— Coal prices are subject to change and a substantial or extended decline in prices could materially or adversely affect our profitability and the value of our coal reserves,” the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell uncommitted production at favorable prices or at all. For more information about our long-term coal supply agreements, you should see the section entitled “Item 1. Business — Long-Term Coal Supply Arrangements” in our Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus supplement.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our profitability.

For the year ended December 31, 2010, we derived approximately 20% of our total coal revenues from sales to our three largest customers and approximately 40% of our total coal revenues from sales to our ten largest customers. We expect to renew, extend or enter into new long-term coal supply agreements with those and other customers. However, we may be unsuccessful in obtaining long-term coal supply agreements with those customers, and those customers may discontinue purchasing coal from us. If any of those customers, particularly any of our three largest customers, was to significantly reduce the quantities of coal it purchases from us, or if we are unable to sell coal to those customers on terms as favorable to us as the terms under our current long-term coal supply agreements, our profitability could suffer significantly. We have limited protection during adverse economic conditions and may face economic penalties if we are unable to satisfy certain quality specifications under our long-term coal supply agreements.

Our long-term coal supply agreements typically contain force majeure provisions allowing the parties to temporarily suspend performance during specified events beyond their control. Most of our long-term coal supply agreements also contain provisions requiring us to deliver coal that satisfies certain quality specifications, such as heat value, sulfur content, ash content, hardness and ash fusion temperature. These provisions in our long-term coal supply agreements could result in negative economic consequences to us, including price adjustments, purchasing replacement coal in a higher-priced open market, the rejection of deliveries or, in the extreme, contract termination. Our profitability may be negatively affected if we are unable to seek protection during adverse economic conditions or if we incur financial or other economic penalties as a result of these provisions of our long-term supply agreements.

We have a substantial amount of debt, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future financial commitments and liquidity needs.

We have, and after this offering and our concurrent New Senior Notes offering will continue to have, a significant amount of indebtedness. As of March 31, 2011, on a pro forma basis giving effect to the transactions, we would have had consolidated indebtedness of approximately $4.2 billion outstanding, representing approximately 55% of our total pro forma capitalization. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs.

The amount and terms of our debt could have material consequences to our business, including, but not limited to:

•	limiting our ability to obtain additional financing to fund growth, such as new lease-by-application acquisitions or other mergers and acquisitions, working capital, capital expenditures, debt service requirements or other cash requirements;

•	exposing us to the risk of increased interest costs if the underlying interest rates rise;

•	limiting our ability to invest operating cash flow in our business due to existing debt service requirements;

•	making it more difficult to obtain surety bonds, letters of credit or other financing, particularly during periods in which credit markets are weak;

•	causing a decline in our credit ratings;

•	limiting our ability to compete with companies that are not as leveraged and that may be better positioned to withstand economic downturns;

•	limiting our ability to acquire new coal reserves and/or plant and equipment needed to conduct operations; and

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we compete and general economic and market conditions.

If we further increase our indebtedness, the related risks that we now face, including those described above, could intensify. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including capital expenditures and operating expenses. Our ability to pay our debt depends upon our operating performance. In particular, economic conditions could cause our revenues to decline, and hamper our ability to repay our indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

We may be unable to comply with restrictions imposed by our credit facilities and other financing arrangements.

The agreements governing our outstanding financing arrangements impose a number of restrictions on us. For example, the terms of our credit facilities, leases and other financing arrangements contain financial and other covenants that create limitations on our ability to borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt and require us to maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders and the counterparties to our other financing arrangements could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our financing arrangements which could make the terms of these arrangements more onerous for us. As a result, a default under one or more of our existing or future financing arrangements could have significant consequences for us. For more information about some of the restrictions contained in our credit facilities, leases and other financial arrangements, you should see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal — Liquidity and Capital Resources.”

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, or failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third party surety bond issuers of their right to refuse to renew the surety and restrictions on availability on collateral for current and future third-party surety bond issuers under the terms of our financing arrangements.

Our profitability may be adversely affected if we must satisfy certain below-market contracts with coal we purchase on the open market or with coal we produce at our remaining operations.

We have agreed to guarantee Magnum’s obligations to supply coal under certain coal sales contracts that we sold to Magnum. In addition, we have agreed to purchase coal from Magnum in order to satisfy our obligations under certain other contracts that have not yet been transferred to Magnum, the longest of which extends to the year 2017. If Magnum cannot supply the coal required under these coal sales contracts, we would be required to purchase coal on the open market or supply coal from our existing operations in order to satisfy our obligations under these contracts. At March 31, 2011, if we had purchased the 12.4 million tons of coal required under these contracts over their duration at market prices then in effect, we would have incurred a loss of approximately $457.4 million.

We may incur losses as a result of certain marketing, trading and asset optimization strategies.

We seek to optimize our coal production and leverage our knowledge of the coal industry through a variety of marketing, trading and other asset optimization strategies. We maintain a system of complementary processes and controls designed to monitor and control our exposure to market and other risks as a consequence of these strategies. These processes and controls seek to balance our ability to profit from certain marketing, trading and asset optimization strategies with our exposure to potential losses. While we employ a variety of risk monitoring and mitigation techniques, those techniques and accompanying judgments cannot anticipate every potential outcome or the timing of such outcomes. In addition, the processes and controls that we use to manage our exposure to market and other risks resulting from these strategies involve assumptions about the degrees of correlation or lack thereof among prices of various assets or other market indicators. These correlations may change significantly in times of market turbulence or other unforeseen circumstances. As a result, we may experience volatility in our earnings as a result of our marketing, trading and asset optimization strategies.

Risks to Arch Coal Related to Environmental, Other Regulations and Legislation

Extensive environmental regulations, including existing and potential future regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, sulfur dioxide, nitrogen oxide and other air pollutants are expected to be proposed or become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. The content of regulatory requirements in the U.S. is in the process of being developed, and many new regulatory initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fueled power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal, possibly reducing future demand for coal and a reduced need to construct new coal-fueled power plants. The expectations of the Energy Information Administration (the “EIA”) for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future which may not occur. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted, could make low-sulfur coal less attractive, which could also have a material adverse effect on the demand for and prices received for our coal.

You should see “Item 1. Business — Environmental and Other Regulatory Matters” in our Form 10-K for the year ended December 31, 2010 which is incorporated by reference in this prospectus supplement for more information about the various governmental regulations affecting us.

Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Mining companies must obtain numerous permits that impose strict regulations on various environmental and operational matters in connection with coal mining. These include permits issued by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizens’ lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of mining activities. Accordingly, required permits may not be issued or renewed in a timely fashion or at all, or permits issued or renewed may be conditioned in a manner that may restrict our ability to efficiently and economically conduct our mining activities, any of which would materially reduce our production, cash flow and profitability.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	the storage, treatment and disposal of wastes;

•	remediation of contaminated soil and groundwater;

•	air quality standards; water pollution;

•	protection of human health, plant-life and wildlife, including endangered or threatened species;

•	protection of wetlands;

•	the discharge of materials into the environment;

•	the effects of mining on surface water and groundwater quality and availability; and

•	the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see “Item 1. Business — Environmental and Other Regulatory Matters” in our Form 10-K for the year ended

December 31, 2010 which is incorporated by reference in this prospectus supplement for more information about the various governmental regulations affecting us.

If the assumptions underlying our estimates of reclamation and mine closure obligations are inaccurate, our costs could be greater than anticipated.

The Surface Mining Control and Reclamation Act (the “SMCRA”) and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of underground mining. We base our estimates of reclamation and mine closure liabilities on permit requirements, engineering studies and our engineering expertise related to these requirements. Our management and engineers periodically review these estimates. The estimates can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. We are required to record new obligations as liabilities at fair value under generally accepted accounting principles. In estimating fair value, we considered the estimated current costs of reclamation and mine closure and applied inflation rates and a third-party profit, as required. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions, which could have a material adverse effect on our results of operations and financial condition.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain extensive coal refuse areas and slurry impoundments at a number of our mining complexes. Such areas and impoundments are subject to extensive regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined-out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage,” which we refer to as AMD. The treating of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Judicial rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal and materially harm our financial condition and operating results.

To dispose of mining overburden generated by our surface mining operations, we often need to obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are Clean Water Act Section 404 permits issued by the Army Corps of Engineers (the “ACOE”). Two of our operating subsidiaries were identified in an existing lawsuit, which challenged the issuance of such permits and asked that the Corps be ordered to rescind them. Two of our operating subsidiaries intervened in the suit to protect their interests in being allowed to operate under the issued permits, and one of them thereafter was dismissed. On January 13, 2011, the EPA issued its “Final Determination” to withdraw the specification of two of the three watersheds as a disposal site for dredged or fill material approved under the current Section 404 permit. The court has been notified of the Final Determination.

Changes in the legal and regulatory environment, particularly in light of developments in 2010, could complicate or limit our business activities, increase our operating costs or result in litigation.

The conduct of our businesses is subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events or in response to significant events. Certain recent developments particularly may cause changes in the legal and regulatory environment in which we operate and may impact our results or increase our costs or liabilities. Such legal and regulatory environment changes may include changes in: the processes for obtaining or renewing permits; costs associated with providing healthcare benefits to employees; health and safety standards; accounting standards; taxation requirements; and competition laws.

For example, in April 2010, the EPA issued comprehensive guidance regarding the water quality standards that EPA believes should apply to certain new and renewed Clean Water Act permit applications for Appalachian surface coal mining operations. Under the EPA’s guidance, applicants seeking to obtain state and federal Clean Water Act permits for surface coal mining in Appalachia must perform an evaluation to determine if a reasonable potential exists that the proposed mining would cause a violation of water quality standards. According to the EPA Administrator, the water quality standards set forth in the EPA’s guidance may be difficult for most surface mining operations to meet. Additionally, the EPA’s guidance contains requirements for the avoidance and minimization of environmental and mining impacts, consideration of the full range of potential impacts on the environment, human health and local communities, including low-income or minority populations, and provision of meaningful opportunities for public participation in the permit process. EPA’s guidance is subject to several pending legal challenges related to its legal effect and sufficiency including consolidated challenges pending in Federal District Court in the District of Columbia led by the National Mining Association. We may be required to meet these requirements in the future in order to obtain and maintain permits that are important to our Appalachian operations. We cannot give any assurance that we will be able to meet these or any other new standards.

In response to the April 2010 explosion at Massey Energy Company’s Upper Big Branch Mine and the ensuing tragedy, we expect that safety matters pertaining to underground coal mining operations will be the topic of new legislation and regulation, as well as the subject of heightened enforcement efforts. For example, federal and West Virginia state authorities have announced special inspections of coal mines to evaluate several safety concerns, including the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, both federal and West Virginia state authorities have announced that they are considering changes to mine safety rules and regulations which could potentially result in additional or enhanced required safety equipment, more frequent mine inspections, stricter and more thorough enforcement practices and enhanced reporting requirements. Any new environmental, health and safety requirements may increase the costs associated with obtaining or maintain permits necessary to perform our mining operations or otherwise may prevent, delay or reduce our planned production, any of which could adversely affect our financial condition, results of operations and cash flows.

Further, mining companies are entitled a tax deduction for percentage depletion, which may allow for depletion deductions in excess of the basis in the mineral reserves. The deduction is currently being reviewed by the federal government for repeal. If repealed, the inability to take a tax deduction for percentage depletion could have a material impact on our financial condition, results of operations, cash flows and future tax payments.

Risks Related to ICG’s Business

A decline in coal prices could reduce ICG’s revenues and the value of its coal reserves.

ICG’s results of operations are dependent upon the prices it receives for its coal, as well as its ability to improve productivity and control costs. Any decreased demand would cause spot prices to decline and require ICG to increase productivity and decrease costs in order to maintain its margins. A decrease in the price ICG receives for coal could adversely affect its operating results and its ability to generate the cash flows required to meet its bank loan requirements, improve its productivity and invest in its operations. The prices ICG receive for coal depends upon factors beyond its control, including:

•	supply of and demand for domestic and foreign coal;

•	demand for electricity;

•	domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

•	proximity to, capacity of and cost of transportation facilities;

•	domestic and foreign governmental legislation, regulations and taxes;

•	the imposition of regulatory requirements which restrict the ability of electric power companies to use coal to generate electricity;

•	regulatory, administrative and judicial decisions;

•	price and availability of alternative fuels, including the effects of technological developments; and

•	effect of worldwide energy conservation measures.

ICG’s coal mining operations are subject to operating risks that could result in decreased coal production, which could reduce its revenues.

ICG’s revenues depend on its level of coal mining production. The level of its production is subject to operating conditions and events beyond its control that could disrupt operations and affect production at particular mines for varying lengths of time. These conditions and events include:

•	unavailability of qualified labor;

•	ICG’s inability to acquire, maintain or renew necessary permits or mining or surface rights in a timely manner, if at all;

•	unfavorable geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposits;

•	failure of reserve estimates to prove correct;

•	changes in governmental regulation of the coal industry, including the imposition of additional taxes, fees or actions to suspend or revoke ICG’s permits or changes in the manner of enforcement of existing regulations, or changes in governmental regulation affecting the use of coal by ICG’s customers;

•	mining and processing equipment failures and unexpected maintenance problems;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	increased water entering mining areas and increased or accidental mine water discharges;

•	increased or unexpected reclamation costs;

•	interruptions due to transportation delays;

•	unavailability of required equipment of the type and size needed to meet production expectations; and

•	unexpected mine safety accidents, including fires and explosions.

These conditions and events may increase ICG’s cost of mining and delay or halt production at particular mines either permanently or for varying lengths of time.

Reduced coal consumption by North American electric power generators could result in lower prices for ICG’s coal, which could reduce its revenues and adversely impact its earnings and the value of its coal reserves.

Restrictions on the emission of greenhouse gases, including carbon dioxide, continue to be proposed and adopted by various legislative and regulatory bodies at federal, state and local levels of government and at the international level. The intended effect of these restrictions is to discourage the combustion of fossil fuels in general, and the generation of electricity by coal in particular, in favor of “alternative sources” of energy which do not involve the combustion of fossil fuels. The enactment of federal legislation designed to restrict greenhouse gas emissions is uncertain. Federal legislation has been proposed and may continue to be proposed that would create or expand a myriad of federal programs designed to reduce energy produced by burning fossil fuels and increase alternative energy sources. One such program proposed to reduce greenhouse gas emissions via a cap and trade system for larger emitters, including coal-fired power plants. The imposition of such programs, or the effect of negative public perceptions of coal due to climate change issues, may result in more electric power generators shifting from coal to natural gas-fired plants or alternative energy sources. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that ICG mines and sells, thereby reducing its revenues and adversely impacting its earnings and the value of its coal reserves.

The United States is participating in international discussions to develop a treaty or other agreement to require reductions in greenhouse gas emissions after 2012 and has signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The outcome of these discussions is also uncertain.

Restrictions on greenhouse gas emissions under the Clean Air Act are being adopted by the EPA. In its “Endangerment Finding,” the EPA found that the emission of six greenhouse gases, including carbon dioxide (which is emitted from coal combustion) and methane (which is emitted from coal beds) may reasonably be anticipated to endanger public health and welfare. Based on this finding, the EPA determined these six greenhouse gases to be air pollutants subject to regulation under the Clean Air Act. Although the EPA has stated a preference that greenhouse gas regulation be based on new federal legislation rather than the existing Clean Air Act, the EPA has already adopted regulations that impact major stationary sources of greenhouse gas emissions, including coal-fired power plants and has announced plans to propose additional regulations restricting greenhouse gas emissions.

States have adopted a variety of greenhouse gas control programs which impact electric utilities in particular. In addition to programs that would cap or otherwise control greenhouse gas emissions, various programs require electric utilities to generate a percentage of their electricity using alternative energy sources. There have also been public nuisance lawsuits brought against power, coal, oil and gas companies, alleging that their operations are contributing to climate change.

Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch. Accordingly, significant changes in weather patterns could reduce the demand for ICG coal.

Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods. An economic slowdown can significantly slow the growth of electrical demand and, in some locations, result in contraction of demand. The economy suffered a significant slowdown in the fourth quarter of 2008 that resulted in lower demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause ICG’s profitability to decline.

The capability and profitability of ICG’s operations may be adversely affected by the status of its long-term coal supply agreements and changes in purchasing patterns in the coal industry.

ICG sells a significant portion of its coal under long-term coal supply agreements, which ICG defines as contracts with a term greater than 12 months. For the year ended December 31, 2010, approximately 72% of its coal sales revenues were derived from coal sales that were made under long-term coal supply agreements. As of that date, ICG had 25 long-term sales agreements with a volume-weighted average term of approximately 4.2 years. The prices for coal shipped under these agreements are typically fixed for at least the initial year of the contract, subject to certain adjustments in later years and thus may be below the current market price for similar type coal at any given time, depending on the timeframe of contract execution or initiation. As a consequence of the substantial volume of its sales that are subject to these long-term agreements, ICG has less coal available with which to capitalize on higher coal prices, if and when they arise. In addition, in some cases, ICG’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes allowable under some contracts. When ICG’s current contracts with customers expire or are otherwise renegotiated, its customers may decide not to extend or enter into new long-term contracts or, in the absence of long-term contracts, its customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms.

Furthermore, as electric utilities seek to adjust to requirements of the Clean Air Act, and the potential for more stringent requirements, they could become increasingly less willing to enter into long-term coal supply agreements and instead may purchase higher percentages of coal under short-term supply agreements. To the extent the electric utility industry shifts away from long-term supply agreements, it could adversely affect ICG and the level of its revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from ICG, thereby increasing the risk that ICG will not have a market for its production. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.

Certain provisions in ICG’s long-term supply agreements may provide limited protection during periods of adverse economic conditions. For example, the customer may be forced to reduce electricity output due to weak demand. If the low demand were to persist for an extended period, the customer might be forced to delay its contract shipments thereby reducing ICG’s revenue.

Price adjustment, price reopener and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Most of ICG’s coal supply agreements contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a specified range of prices. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price would result in decreased revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.

Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by ICG or its customers during the duration of specified events beyond the control of the affected party. Additionally, most of its coal supply agreements contain provisions requiring ICG to deliver coal meeting quality thresholds for certain characteristics such as heat value (measured in Btus), sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts.

Consequently, due to the risks mentioned above, ICG may not achieve the revenue or profit it expects to achieve from its long-term supply agreements.

A decline in demand for metallurgical coal would limit ICG’s ability to sell its high quality steam coal as higher-priced metallurgical coal.

Portions of ICG’s coal reserves possess quality characteristics that enable it to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the metallurgical and steam coal markets. A decline in the metallurgical market relative to the steam market could cause ICG to shift coal from the metallurgical market to the steam market, thereby reducing its revenues and profitability. However, some of ICG’s mines operate profitably only if all or a portion of their production is sold as metallurgical coal to the steel market. If demand for metallurgical coal declined to the point where ICG could earn a more attractive return marketing the coal as steam coal, these mines may not be economically viable and may be subject to closure. Such closures would lead to accelerated reclamation costs, as well as reduced revenue and profitability.

Inaccuracies in ICG’s estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

ICG bases its reserves information on engineering, economic and geological data assembled and analyzed by its staff, which includes various engineers and geologists, and which is periodically reviewed by outside firms. The reserves estimates as to both quantity and quality are updated quarterly to reflect production of coal from the reserves, acquisitions, dispositions, depleted reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond ICG’s control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

•	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

•	historical production from the area compared with production from other similar producing areas; and

•	assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise taxes, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to its reserves, may vary materially from estimates. These estimates, thus, may not accurately reflect ICG’s actual reserves. Any inaccuracy in ICG’s estimates related to its reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

Disruptions in transportation services could limit ICG’s ability to deliver coal to its customers, which could cause revenues to decline.

ICG depends primarily upon railroads, trucks and barges to deliver coal to its customers. Disruption of railroad service due to weather-related problems, strikes, lockouts and other events could temporarily impair its ability to supply coal to its customers, resulting in decreased shipments and related sales revenues. Decreased performance levels over longer periods of time could cause its customers to look elsewhere for their fuel needs, negatively affecting ICG’s revenues and profitability.

Several of ICG’s mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks and other events could temporarily impair ICG’s ability to supply coal to its customers. ICG’s transportation providers may face difficulties in the future that may impair its ability to supply coal to its customers, resulting in decreased revenues.

If there are disruptions of the transportation services provided by its primary rail carriers that transport its produced coal and ICG is unable to find alternative transportation providers to ship its coal, its business could be adversely affected.

Fluctuations in transportation costs could impair ICG’s ability to supply coal to its customers.

Transportation costs represent a significant portion of the total cost of coal for its customers and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make its coal production less competitive than coal produced from other sources.

Conversely, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, the steeper average grades of the terrain and a more unionized workforce are all issues that combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. The increased competition could have a material adverse effect on ICG’s business, financial condition and results of operations.

The unavailability of an adequate supply of coal reserves that can be mined at competitive costs could cause ICG’s profitability to decline.

ICG’s profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by its customers. Because ICG’s reserves decline as ICG mines its coal, its future success and growth depend, in part, upon its ability to acquire additional coal reserves that are economically recoverable. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. ICG may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect its profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on ICG’s operating results that is disproportionate to the percentage of overall production represented by such mines. ICG’s ability to obtain other reserves in the future could be limited by restrictions under its existing or future debt agreements, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire coal properties on commercially reasonable terms.

Unexpected increases in raw material costs or decreases in availability could significantly impair ICG’s operating profitability.

ICG’s coal mining operations use significant amounts of steel, rubber, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. Scrap steel prices have risen significantly and, historically, the prices of scrap steel and petroleum have fluctuated. There may be other acts of nature, terrorist attacks or threats or other conditions that could also increase the costs of raw materials. If the price of steel, rubber, petroleum products or other of these materials increase, its operational expenses will increase, which could have a significant negative impact on its profitability. Additionally, shortages in raw materials used in the manufacturing of supplies and mining equipment could limit its ability to obtain such items which could have an adverse effect on ICG’s ability to carry out its business plan.

A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect ICG’s profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support its planned expansion opportunities, ICG intends to continue sponsoring both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. Competitive labor markets require competitive compensation packages. As a result, $16.50 of ICG’s cost of coal sales per ton in 2010 was attributable to labor and benefits, compared to $15.48 for 2009. In the event that a shortage of experienced labor were to arise or ICG is unable to train the necessary amount of skilled laborers, there could be an adverse impact on ICG’s labor productivity and costs and ICG’s ability to expand production, which could have a material adverse effect on ICG’s earnings.

ICG’s ability to operate its company effectively could be impaired if they fail to attract and retain key personnel.

ICG’s senior management team averages 27 years of experience in the coal industry, which includes developing innovative, low-cost mining operations, maintaining strong customer relationships and making strategic, opportunistic acquisitions. The loss of any of its senior executives could have a material adverse effect on its business. There may be a limited number of persons with the requisite experience and skills to serve in its senior management positions. ICG may not be able to locate or employ qualified executives on acceptable terms. In addition, as its business develops and expands, ICG believes that its future success will depend greatly on its continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and ICG may not be able to successfully recruit, train or retain qualified personnel. ICG may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. ICG’s failure to retain or attract key personnel could have a material adverse effect on their ability to effectively operate its business.

Acquisitions that ICG may undertake involve a number of inherent risks, any of which could cause it not to realize the anticipated benefits.

ICG continually seeks to expand its operations and coal reserves through selective acquisitions. If it is unable to successfully integrate the companies, businesses or properties acquired, its profitability may decline and ICG could experience a material adverse effect on its business, financial condition or results of operations. Acquisition transactions involve various inherent risks, including:

•	uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

•	potential loss of key customers, management and employees of an acquired business;

•	ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

•	discrepancies between the estimated and actual reserves of the acquired business;

•	problems that could arise from the integration of the acquired business; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying ICG’s rationale for pursuing the acquisition.

Any one or more of these factors could cause ICG not to realize the benefits anticipated to result from an acquisition. Any acquisition opportunities ICG pursues could materially affect its liquidity and capital resources and may require ICG to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in ICG assuming more long-term liabilities relative to the value of the acquired assets than it has assumed in its previous acquisitions.

Risks inherent to mining could increase the cost of operating its business.

ICG’s mining operations is subject to conditions that can impact the safety of its workforce or delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include:

•	fires and explosions from methane gas or coal dust;

•	accidental minewater discharges;

•	weather, flooding and natural disasters;

•	unexpected maintenance problems;

•	key equipment failures;

•	variations in coal seam thickness;

•	variations in the amount of rock and soil overlying the coal deposit; and

•	variations in rock and other natural materials and variations in geologic conditions.

ICG maintains insurance policies that provide limited coverage for some of these risks, although there can be no assurance that these risks would be fully covered by its insurance policies. Despite its efforts, significant mine accidents could occur and have a substantial impact.

Inability of contract miner or brokerage sources to fulfill the delivery terms of their contracts with ICG could reduce its profitability.

In conducting its mining operations, ICG utilizes third-party sources of coal production, including contract miners and brokerage sources, to fulfill deliveries under its coal supply agreements. ICG’s profitability or exposure to loss on transactions or relationships such as these is dependent upon the reliability (including financial viability) and price of the third-party supply, its obligation to supply coal to customers in the event that adverse geologic mining conditions restrict deliveries from its suppliers, its willingness to participate in temporary cost increases experienced by its third-party coal suppliers, its ability to pass on temporary cost increases to its customers, the ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market and other factors. Brokerage sources and contract miners may experience adverse geologic mining and/or financial difficulties that make their delivery of coal to ICG at the contractual price difficult or uncertain, which could temporarily impair its ability to fill ICG’s customers’ orders or require ICG to pay higher prices in order to obtain the required coal from other sources. If ICG has difficulty with its third-party sources of coal, ICG’s profitability could decrease.

ICG may be unable to generate sufficient taxable income from future operations to fully utilize its significant tax net operating loss carryforwards or maintain its deferred tax assets.

As a result of ICG’s acquisition of Anker and of historical financial results, ICG has recorded deferred tax assets. If ICG fails to generate profits in the foreseeable future, its deferred tax assets may not be fully utilized. ICG evaluates its ability to utilize its net operating loss (“NOL”) and tax credit carryforwards each period and, in compliance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 740, Income Taxes (“ASC 740”), record any resulting adjustments that may be required to deferred income tax expense. In addition, ICG will reduce the deferred income tax asset for the benefits of NOL and tax credit carryforwards used in future periods and will recognize and record federal and state income tax expense at statutory rates in future periods. If, in the future, ICG determines that it is more likely than not that it will not realize all or a portion of the deferred tax assets, ICG will record a valuation allowance against deferred tax assets which would result in a charge to income tax expense.

Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect ICG’s ability to secure reclamation and coal lease obligations, which could adversely affect its ability to mine or lease coal.

Federal and state laws require ICG to obtain surety bonds to secure payment of certain long-term obligations, such as mine closure or reclamation costs and federal and state workers’ compensation costs. Certain business transactions, such as coal leases and other obligations, may also require bonding. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. ICG’s failure to maintain, or its inability to acquire, surety bonds that are required by state and federal law would affect its ability to secure reclamation and coal lease obligations, which could adversely affect its ability to mine or lease coal. That failure could result from a variety of factors including, without limitation:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of ICG’s amended and restated credit facility; and

•	exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Failure to maintain capacity for required letters of credit could limit ICG’s ability to obtain or renew surety bonds.

At December 31, 2010, ICG had $86.3 million of letters of credit in place, of which $65.8 million serve as collateral for reclamation surety bonds and $20.5 million secured miscellaneous obligations. ICG’s ABL loan facility provides for a revolving credit facility of $125.0 million, all of which may be used for letters of credit. If ICG does not maintain sufficient borrowing capacity under its ABL loan facility for additional letters of credit, it may be unable to obtain or renew surety bonds required for its mining operations.

ICG’s business requires continued capital investment, which it may be unable to provide.

ICG’s business strategy requires continued capital investment for, among other purposes, managing acquired assets, acquiring new equipment, maintaining the condition of its existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under its credit facilities are not sufficient to fund capital requirements, ICG will require additional debt and/or equity financing. However, this type of financing may not be available, or if available, may not be on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit ICG’s ability to withstand competitive pressures and render it more vulnerable to economic downturns. If ICG fails to generate sufficient earnings or to obtain sufficient additional capital in the future or fail to manage its capital investments effectively, it could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance its indebtedness.

In addition, the ABL loan facility contains covenants that, in the event ICG’s liquidity falls below a specified amount, limits the amount of capital expenditures and requires ICG to maintain a minimum ratio of EBITDA to fixed charges.

The ABL loan facility also contains customary events of default, including, but not limited to, failure to pay principal or interest, breach of covenants or representations and warranties, cross-default to other indebtedness, judgment default and insolvency. If an event of default occurs under the ABL loan facility, the lenders under the ABL loan facility will be entitled to take various actions, including demanding payment for all amounts outstanding thereunder and foreclosing on any collateral. If the lenders were to do so, ICG’s other debt obligations including the senior notes and the convertible notes, would also have the right to accelerate those obligations which it would be unable to satisfy.

Increased consolidation and competition in the U.S. coal industry may adversely affect its ability to retain or attract customers and may reduce domestic coal prices.

During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. According to the EIA, in 1995, the top ten coal producers accounted for approximately 50% of total domestic coal production. By 2009, however, the top ten coal producers’ share had increased to approximately 67% of total domestic coal production. Consequently, many of its competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than ICG. The intense competition among coal producers may impact ICG’s ability to retain or attract customers and may therefore adversely affect its future revenues and profitability.

The demand for U.S. coal exports is dependent upon a number of factors outside of ICG’s control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments and environmental and other governmental regulations and any other pressures placed on companies that are connected to the emission of greenhouse gases. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.

ICG’s ability to collect payments from its customers could be impaired if their creditworthiness deteriorates.

ICG’s ability to receive payment for coal sold and delivered depends on the continued creditworthiness of its customers. Its customer base is changing with an increasing focus on metallurgical sales to domestic and export steel customers. Despite the recent improvement in steel output, the steel industry experienced a dramatic downturn in late 2008 that continued for most of 2009, with most of the industry experiencing steep losses. If the current recovery does not continue, ICG’s ability to collect from some of its customers could be impaired.

Continued deregulation by its utility customers that sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk ICG bears on payment default. These new power plant owners may have credit ratings that are below investment grade. Further, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk ICG bears on payment default.

In the current economic climate certain of ICG’s customers and their customers may be affected by cash flow problems, which can increase the time it takes to collect accounts receivable.

Defects in title or loss of any leasehold interests in its properties could limit ICG’s ability to conduct mining operations on these properties or result in significant unanticipated costs.

ICG conducted a significant part of its mining operations on properties that it leases. A title defect or the loss of any lease upon expiration of its term, upon a default or otherwise, could adversely affect its ability to mine the associated reserves and/or process the coal that it mines. Title to most of ICG’s owned or leased properties and mineral rights is not usually verified until it makes a commitment to develop a property, which may not occur until after it has obtained necessary permits and completed exploration of the property. In some cases, ICG relies on title information or representations and warranties provided by its lessors or grantors. ICG’s right to mine some of its reserves has in the past been, and may again in the future be, adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to its title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of its interest in the property. Mining operations from time to time may rely on an expired lease that ICG is unable to renew. From time to time ICG also may be in default with respect to leases for properties on which it has mining operations. In such events, ICG may have to close down or significantly alter the sequence of such mining operations which may adversely affect its future coal production and future revenues. If ICG mines on property that it does not own or lease, it could incur liability for such mining. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ICG’s business and its results of operations could be adversely affected. Additionally, if ICG loses any leasehold interests relating to any of its preparation plants, ICG may need to find an alternative location to process its coal and load it for delivery to customers, which could result in significant unanticipated costs.

In order to obtain leases or mining contracts to conduct its mining operations on property where these defects exist, ICG may in the future have to incur unanticipated costs. In addition, ICG may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain its leasehold interests in properties where ICG has not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

ICG’s work force could become unionized in the future, which could adversely affect the stability of its production and reduce its profitability.

All of ICG’s coal production is from mines operated by union-free employees. However, its subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If the terms of a union collective bargaining agreement are significantly different from its current compensation arrangements with its employees, any unionization of its subsidiaries’ employees could adversely affect the stability of its production and reduce its profitability.

If the coal industry experiences overcapacity in the future, ICG’s profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. Similarly, increases in future coal prices could encourage the development of expanded capacity by new or existing coal producers.

ICG is subject to various legal and governmental proceedings which may have a material adverse effect on its business.

ICG is party to a number of legal proceedings incidental to normal business activities, including several complaints related to an accident at its Sago mine in January 2006, a breach of contract complaint by one of its customers related to the idling of its Sycamore No. 2 mine and a class action lawsuit that alleges that the registration statements filed in connection with its initial public offering contained false and misleading statements, and that investors relied upon those securities filings and suffered damages as a result. Some actions brought against ICG from time to time may have merit and, in addition, there may be claims asserted against ICG that are not covered, in whole or in part, by its insurance policies. There is always the potential that an individual matter or the aggregation of many matters could have an adverse effect on its financial condition, results of operations or cash flows. See note 16 to ICG’s audited consolidated financial statements for the year ended December 31, 2010 and note 13 to ICG’s unaudited consolidated financial statements for the three month period ended March 31, 2011, included and incorporated by reference in this prospectus supplement for additional information.

Although ICG strives to maintain compliance with all applicable laws at all times, from time to time it receives citations, orders and notices of violation from applicable governmental authorities, particularly those governing health, safety and the environment. When this occurs, ICG attempts to abate immediately the condition cited, whether or not it agrees as to whether it constitutes a violation. When ICG receive citations, orders or notices of violation, it either pays the assessed penalties, or if ICG disputes the fact of such alleged violation or the amount of the penalty relative to such violation, ICG contests such matter. While such matters typically would not be expected to have a material adverse effect, they could in the future have a material adverse effect on its business. None of ICG’s mines has ever received a notice of a potential pattern of violations. If one or more of ICG’s operations, however, were placed on a pattern of violations by the regulatory authorities, such designation and the enhanced enforcement regime that such designation entails, could have a material adverse effect on its business.

Risks to ICG Relating to Governmental Regulation

Extensive government regulations impose significant costs on ICG’s mining operations, and future regulations could increase those costs or limit its ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:

•	limitations on land use;

•	employee health and safety;

•	mandated benefits for retired coal miners;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	air quality standards;

•	water pollution;

•	construction and permitting of facilities required for mining operations, including valley fills and other structures, including those constructed in natural water courses and wetlands;

•	protection of human health, plant life and wildlife;

•	discharge of materials into the environment;

•	surface subsidence from underground mining; and

•	effects of mining on groundwater quality and availability.

In particular, federal and state statutes require ICG to restore mine property in accordance with specific standards and an approved reclamation plan, and require that ICG obtain and periodically renew permits for mining operations. If ICG does not make adequate provisions for all expected reclamation and other costs associated with mine closures, it could harm ICG’s future operating results.

Federal and state safety and health regulation in the coal mining industry may be the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the U.S. industry. It is costly and time-consuming to comply with these requirements and new regulations or orders may materially adversely affect ICG’s mining operations or cost structure, any of which could harm its future results.

Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production. If this tax increases, or if ICG could no longer pass it on to the purchaser of its coal under many of its long-term sales contracts, it could increase operating costs and harm ICG’s results. Recently, there has been a renewed focus on rates of black lung disease among coal workers. As a result, there may be greater federal scrutiny of the industry that could lead to new and more costly regulation which may increase ICG’s cost of contributions to the trust fund.

The costs, liabilities and requirements associated with existing and future regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from ICG’s operations. ICG may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from its operations. ICG must compensate employees for work-related injuries. If ICG does not make adequate provisions for its workers’ compensation liabilities, it could harm its future operating results. If ICG is pursued for these sanctions, costs and liabilities, its mining operations and, as a result, its profitability could be adversely affected.

The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect ICG’s mining operations, its cost structure and/or its customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require ICG or its customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on ICG’s financial condition and results of operations.

Restrictions on the disposal of mining spoil material could significantly increase ICG’s operating costs, discourage customers from purchasing its coal and materially harm its financial condition and operating results.

Mining in the mountainous terrain of Appalachia typically requires the use of valley fills for the disposal of excess spoil (rock and soil material) generated by construction and mining activities. In ICG’s surface mining operations, it selects the mining method that allows it to recover more tons of coal per acre and facilitates the permitting of larger projects, which enables mining to continue over a longer period of time. All methods of surface mining in Appalachia depend on valley fills to dispose of excess mining spoil material. Construction of roads, underground mine portal sites, coal processing and handling facilities and coal refuse embankments or impoundments related to both surface and underground mining also require the development of valley fills. ICG obtains permits to construct and operate valley fills and surface impoundments from the ACOE under the auspices of Section 404 of the federal Clean Water Act (the “CWA”). Regulations that govern the issuance of such permits are under agency review and may become more stringent in the future. Lawsuits challenging the ACOE’s authority to authorize surface mining activities under comprehensive individual permits have been instituted by environmental groups, which also advocate for changes in federal and state laws that would prevent or further restrict the issuance of such permits.

Litigation of this type, which is designed to prevent or delay the issuance of permits needed for mining or to make permitting or regulatory standards more stringent, whether brought directly against ICG or against governmental agencies that establish environmental standards and issue permits, could greatly lengthen the time needed to permit the mining of reserves, significantly increase ICG’s operating costs, make it more difficult to economically recover a significant portion of its reserves and lead to a material adverse effect on its financial condition and results of operation. ICG may not be able to increase the price of its coal to cover higher production costs without reducing customer demand for its coal.

New government regulations as a result of recent mining accidents could continue increasing ICG’s costs.

Both the federal and state governments impose stringent health and safety standards on the mining industry. Regulations are comprehensive and affect nearly every aspect of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. As a result of past mining accidents, including the explosion at ICG’s Sago mine in January 2006, additional federal and state health and safety regulations have been adopted that have increased operating costs and affect its mining operations. State and federal legislation has been adopted that, among other things, requires additional oxygen supplies, communication and tracking devices, refuge chambers, stronger seal construction and monitoring standards and mine rescue teams. As a result of the April 5, 2010 explosion that caused fatal injuries to 29 workers at a competitor’s mine, both the federal government and the state of West Virginia have announced that they are considering additional changes to mine safety rules and regulations which may require changes to ICG’s mining practices that could further increase its capital and operating costs and decrease its productivity, which would adversely affect its results of operations. ICG expects that increased efforts to expand investigations and types of violations, as well as increased penalties for non-compliance will increase its costs related to worker health and safety. Additionally, it could be subject to civil penalties and other penalties if it violates mining regulations.

Mining in Northern and Central Appalachia is more complex and involves more regulatory constraints than mining in the other areas, which could affect productivity and cost structures of these areas.

The geological characteristics of Northern and Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin in northeastern Wyoming and southeastern Montana, permitting, licensing and other environmental and regulatory requirements are more dynamic and thus more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, ICG’s mines in Northern and Central Appalachia.

ICG must obtain governmental permits and approvals for mining operations, which can be a costly and time-consuming process, can result in restrictions on its operations and is subject to litigation that may delay or prevent it from obtaining necessary permits.

ICG’s operations are principally regulated under surface mining permits issued pursuant to the Surface Mining Control and Reclamation Act and state counterpart laws. Such permits, which are issued for terms of five years with the right of successive renewal, grant approval for surface mining or the surface effects of underground mining. Separately, the CWA requires permits for operations that discharge water or place fill material into waters of the

United States. Water discharges are authorized under CWA Section 402 permits typically issued by state regulatory agencies under EPA oversight while valley fills, refuse impoundments and other types of disturbances in streams are authorized under CWA Section 404 permits issued by the ACOE. The EPA has the authority, which it has rarely exercised until recently, to object to permits issued by the ACOE. While the ACOE is authorized to issue permits even when the EPA has objections, the EPA does have the ability to override the ACOE decision and veto the permits.

A Memorandum of Understanding executed on June 11, 2009 between the EPA, the ACOE and the Department of the Interior provided a blueprint for proposed changes to the regulation of coal mining activities in the Appalachian region of Kentucky, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Department of Interior’s Office of Surface Mining Reclamation and Enforcement (“OSMRE”) stated that it intended to revise certain rules to afford greater protections to streams and to revisit its regulation of surface mine restoration. The EPA announced an enhanced coordination procedure for the review of all pending CWA Section 404 permit applications for mining in Appalachia.

In September 2009, the EPA announced 79 pending CWA Section 404 permit applications for Appalachian coal mining warranted further review because of continuing concerns about water quality and/or regulatory compliance issues. The list included four of ICG’s permit applications. Three of its four permit applications were withdrawn following its evaluation of other spoil disposal options, which are less economical than the proposed projects. ICG’s application for a coarse refuse fill at its Knott County mine remains pending. While the EPA has stated that its identification of these 79 permits does not constitute a determination that the mining involved cannot be permitted under the CWA and does not constitute a final recommendation from the EPA to the ACOE on these projects, it is unclear how long the further review will take for its permits or what the final outcome will be. Excessive delays in permitting may require adjustments of ICG’s production budget and mining plans.

On April 1, 2010, the EPA released a guidance document entitled “Improving EPA Review of Appalachian Surface Coal Mining Operations under the Clean Water Act, National Environmental Policy Act, and the Environmental Justice Executive Order.” This guidance, if applied by states within this six-state region (KY, OH, PA, TN, VA and WV), will result in the imposition of exceedingly stringent water quality-based limitations in CWA Section 402 wastewater discharge permits and CWA Section 404 dredge and fill permits. Specifically, a maximum conductivity limitation of 500 microSiemens per centimeter is not considered attainable for water discharges from most mining operations, including underground mines. This guidance may cause delays in ICG’s ability to obtain permits, may increase its operating and capital costs to comply with permits or may prevent its ability to obtain permits that will allow it to conduct certain operations. The issuance of this guidance is being appealed by the National Mining Association, Kentucky Coal Association, the State of West Virginia and the Commonwealth of Kentucky.

Additionally, certain operations (particularly preparation plants) have permits issued pursuant to the Clean Air Act and state counterpart laws allowing and controlling the discharge of air pollutants. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in, or in some instances preclude, the commencement or continuation of development or production operations. Adverse outcomes in lawsuits challenging permits or failure to comply with applicable regulations could result in the suspension, denial or revocation of required permits, which could have a material adverse impact on ICG’s financial condition, results of operations or cash flows.

The Mine Safety and Health Administration or other federal or state regulatory agencies may order certain of ICG’s mines to be temporarily or permanently closed, which could adversely affect its ability to meet customers’ demands.

The Mine Safety and Health Administration (“MSHA”) or other federal or state regulatory agencies may order certain of ICG’s mines to be temporarily or permanently closed. Its customers may challenge its issuance of force majeure notices in connection with such closures. If these challenges are successful, ICG may have to purchase coal from third-party sources to satisfy those challenges, incur capital expenditures to re-open the mines and negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery, terminate customers’ contracts or face claims initiated by its customers against ICG. The resolution of these challenges could have an adverse impact on its financial position, results of operations or cash flows.

Federal or state legislation that restricts disposal of mining spoil material or coal refuse material could eliminate certain mining methods, significantly increase ICG’s operating costs and materially harm its financial condition and operating results.

The U.S. Congress and state legislatures have in the past and are currently considering proposals that would effectively prohibit the placement of materials generated by coal mining into waters of the United States, which practice is essential to surface mining in central Appalachia. A prohibition against excess spoil placement in streams would essentially eliminate surface mining in steep terrain, thus rendering much of ICG’s coal reserves unmineable. Restrictions on the placement of coal refuse material in streams or in abandoned underground coal mines could limit the life of existing coal processing operations, potentially block new coal preparation plants and at minimum significantly increase ICG’s operating costs. Public concerns regarding the environmental, health and aesthetic impacts of surface mining could, independent of regulation, affect ICG’s reputation and reduce demand for its coal.

Promulgation of a federal stream protection plan regulation that would restrict disposal of mining spoil material or place stringent restrictions on mining in, near or beneath streams could eliminate certain mining methods, significantly increase ICG’s operating costs and materially harm its financial condition and operating results.

The OSMRE published an Advance Notice of Proposed Rulemaking (“ANPRM”) in November 2009 regarding the alternatives under consideration for revision of its 2008 Stream Buffer Zone Rule which solicits public comment on changes to mining regulatory programs that are more restrictive than indicated by the ANPRM. The OSMRE, after receiving over 30,000 comments during a brief public comment period, decided to expand its formal rulemaking to encompass issues beyond the Stream Buffer Zone Rule. The OSMRE, in April and June 2010, published Notices of Intent to conduct an Environmental Impact Statement for a Stream Protection Rule, which would replace the Stream Buffer Zone Rule. The notice included a list of concepts under consideration for the proposed rule, such as requirements for coal mining companies to gather more specific baseline data on a proposed mine site’s hydrology, geology and aquatic biology; a proposal to establish a definition of the term “material damage to the hydrologic balance” of watersheds outside the permit area; revising regulations for mining activities in, near or beneath streams; and development of revised and expanded requirements for mine operators seeking a variance from the requirement that mined areas be reclaimed to their approximate original contour. A proposed revised rule has not yet been released for public review and comment. However, internal draft OSMRE documents indicate that consideration has been given to proposing a rule that is much broader in scope than the Stream Buffer Zone Rule, which would prohibit widely accepted mining techniques and destroy tens of thousands of coal mining and related jobs nationwide. If any of these or other more restrictive stream protection alternatives are adopted, such added requirements could impact coal mining operations, particularly in Appalachia, by reducing locations where coal mining operations can be conducted. Such measures could impact the cost and productivity of mining and may affect the economic viability of mining certain reserves. Certain of the proposed alternatives would effectively prohibit the placement of materials generated by coal mining into intermittent or perennial streams, which practice is essential to surface mining in central Appalachia. A prohibition against excess spoil placement in such streams would essentially eliminate surface mining in steep terrain, thus rendering much of ICG’s coal reserves unmineable. A prohibition on impacts to streams due to mining in, near or beneath such streams would adversely affect certain mining methods, including longwall mining. The OSMRE had announced that it intended to release a proposed revised rule for public review and comment in early 2011, but the OSMRE’s decision in March 2011 to terminate the contractor that had been retained to conduct the environmental impact study is expected to delay the proposed rulemaking.

ICG may be unable to obtain and renew permits necessary for its operations, which would reduce its production, cash flow and profitability.

Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time or become more stringent, making ICG’s ability to comply with the applicable requirements more difficult or even impossible, thereby precluding continuing or future mining operations. The public has certain rights to comment upon and otherwise engage in the permitting process, including through court intervention. Furthermore, in the current regulatory environment, with enhanced scrutiny by regulators, increased opposition by environmental groups and others and potential resultant delays and permit application denials, ICG now anticipates that mining permit approvals will take even longer than previously experienced, and some permits may not be issued at all. Accordingly, the permits ICG needs may not be issued, maintained or renewed, may not be issued or renewed in a timely fashion and may involve requirements that restrict ICG’s ability to conduct its mining operations. An inability to conduct its mining operations pursuant to applicable permits would reduce its production, cash flows and profitability.

If the assumptions underlying its reclamation and mine closure obligations are materially inaccurate, ICG could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining, as well as the surface effects of deep mining. Estimates of ICG’s total reclamation and mine closure liabilities are based upon permit requirements, engineering studies and its engineering expertise related to these requirements. The estimate of ultimate reclamation liability is updated annually by an independent engineering consulting firm and reviewed periodically by ICG’s management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. Asset retirement obligations are recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, ICG considered the estimated current cost of reclamation and applied inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of ICG. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from its assumptions.

ICG’s operations may substantially impact the environment or cause exposure to hazardous materials, and its properties may have significant environmental contamination, any of which could result in material liabilities to it.

ICG uses, and in the past has used, hazardous materials and generates, and in the past has generated, hazardous wastes. In addition, many of the locations that ICG owns or operates were used for coal mining and/or involved hazardous materials usage either before or after it was involved with those locations. ICG may be subject to claims under federal and state statutes and/or common law doctrines for personal injury, property damages, natural resource damages and other damages, as well as the investigation and clean up of soil, surface water, groundwater and other media. Such claims may arise, for example, out of current or former activities at sites that it owns or operates currently, as well as at sites that it or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. ICG’s liability for such claims may be joint and several, so that it may be held responsible for more than its share of the remediation costs or other damages, or even for the entire share. ICG has from time to time been subject to claims arising out of contamination at its own and other facilities and may incur such liabilities in the future.

ICG uses, and in the past has used, alkaline coal combustion byproducts (“CCBs”) during the reclamation process at certain of its mines to aid in preventing the formation of acid mine drainage and it has agreed to dispose of CCBs in some instances. Use of CCBs on a mined area is subject to regulatory approval and is allowed only after it is proved to be of beneficial use. The EPA has issued a proposed regulation discussing potential regulatory options for CCBs generated by electricity generators under the Resource Conservation and Recovery Act, one of which is the regulation of CCBs as hazardous or special waste and the other as non-hazardous waste. This proposed rule contains an exemption, the scope of which is not completely clear, for the use of CCBs as minefills at coal mines, and the EPA has stated that it will defer to the OSMRE to undertake regulatory action. If in the future CCBs were to be classified as a hazardous or special waste or if more stringent disposal requirements were to be otherwise established for these wastes, ICG may be required to cease using or disposing of CCBs at certain of its mines and find a replacement alkaline material for this purpose, which may add to the cost of mine reclamation or decrease its revenue generated from disposal contracts with certain of its customers.

ICG maintains extensive coal slurry impoundments at a number of its mines. Such impoundments are subject to stringent regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages and injuries to wildlife. Some of ICG’s impoundments overlie mined-out areas, which can pose a heightened risk of failure and of damages arising out of failure, unless preventive measures are implemented in a timely manner. ICG has commenced such measures to modify its method of operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that has been incorporated into the construction sequence of the impoundment and thus will take several years to complete. If one of its impoundments were to fail, ICG could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

These and other impacts that ICG’s operations may have on the environment, as well as exposures to hazardous substances or wastes associated with its operations and environmental conditions at its properties, could result in costs and liabilities that would materially and adversely affect it.

Extensive environmental regulations affect ICG’s customers and could reduce the demand for coal as a fuel source and cause its sales to decline.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides and other compounds emitted into the air from coke ovens and electric power plants, which are the largest end users of ICG’s coal. Such regulations will require significant emissions control expenditures for many coal-fired power plants to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants.

The Federal Clean Air Act, including the Clean Air Act Amendments of 1990, and corresponding state laws that regulate emissions of materials into the air affect coal mining operations both directly and indirectly. Measures intended to improve air quality that reduce coal’s share of the capacity for power generation could diminish ICG’s revenues and harm its business, financial condition and results of operations. The price of lower sulfur coal may decrease as more coal-fired utility power plants install additional pollution control equipment to comply with stricter sulfur dioxide emission limits, which may reduce ICG’s revenues and harm its results. In addition, regulatory initiatives including the sulfur dioxide and nitrogen oxide rules, new ozone and particulate matter standards, regional haze regulations, new source review, new source performance standards, regulation of mercury emissions and legislation or regulations that establish restrictions on greenhouse gas emissions or provide for other multiple pollutant reductions could make coal a less attractive fuel to ICG’s utility customers and substantially reduce its sales.

Various new and proposed laws and regulations may require further significant reductions in emissions from coal-fired utilities. More stringent emissions standards may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers. Increasingly, the EPA has been undertaking multi-pollutant rulemakings to reduce emissions from coal-fired utilities. The EPA has issued a proposed rule to regulate the disposal of CCBs under the Resource Conservation and Recovery Act. These and other future standards could have the effect of making the operation of coal-fired plants less profitable, thereby decreasing demand for coal. The majority of ICG’s coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.

There have been several recent proposals in Congress that are designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose fuel sources other than coal to meet their requirements, thereby reducing the demand for coal.

A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas, and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

New and pending laws regulating the environmental effects of emissions of greenhouse gases could impose significant additional costs to doing business for the coal industry and/or a shift in consumption to non-fossil fuels.

Greenhouse gas emissions have increasingly become the subject of a large amount of international, national, regional, state and local attention. Future regulation of greenhouse gas could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act or new climate change legislation. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal if electric power generators switch to lower carbon sources of fuel.

Coal-fired power plants can generate large amounts of greenhouse gas emissions, and, as a result, have become subject to challenge, including the opposition to any new coal-fired power plants or capacity expansions of existing plants, by environmental groups seeking to curb the environmental effects of emissions of greenhouse gases. Various legislation has been and may continue to be introduced in Congress which reflects a wide variety of strategies for reducing greenhouse gas emissions in the United States. These strategies include mandating decreases in greenhouse gas emissions from coal-fired power plants, instituting a tax on greenhouse gas emissions, banning the construction of new coal-fired power plants that are not equipped with technology to capture and sequester carbon dioxide, encouraging the growth of renewable energy sources (such as wind or solar power) or nuclear for electricity production, and financing the development of advanced coal burning plants which have greatly reduced greenhouse gas emissions. Most states in the United States have taken steps to regulate greenhouse gas emissions. Under the Clean Air Act, the EPA has published its finding that greenhouse gases pose a threat to public health and declared that six greenhouse gases constitute air pollutants. The EPA has adopted regulations that would impact new or modified major stationary sources of greenhouse gas emissions, including coal-fired power plants, beginning January 2, 2011. Emissions of greenhouse gas emissions from coal mining have come under increased regulatory attention, as the EPA has extended its greenhouse gas emissions reporting rules to underground coal mines and has received a petition to adopt regulations to restrict greenhouse gas emissions, including methane, and other pollutants from surface, underground and abandoned coal mines.

These or additional state or federal laws or regulations regarding greenhouse gas emissions or other actions to limit greenhouse gas emissions could result in fuel switching, from coal to other fuel sources, by electric generators. Political and regulatory uncertainty over future emissions controls have been cited as major factors in decisions by power companies to postpone new coal-fired power plants. If measures such as these or other similar measures, like controls on methane emissions from coal mines, are ultimately imposed on the coal industry by federal or state governments or pursuant to international treaty, ICG’s operating costs may be materially and adversely affected. Similarly, alternative fuels (non-fossil fuels) could become more attractive than coal in order to reduce greenhouse gas emissions, which could result in a reduction in the demand for coal and, therefore, ICG’s revenues. Public concerns regarding climate change could, independent of regulatory developments, adversely affect ICG’s reputation and reduce demand for its coal.

USE OF PROCEEDS

We will receive net proceeds from the common stock offering of approximately $1,249.8 million, after deducting underwriters’ discounts and estimated fees and expenses (assuming no exercise by the underwriters of their over-allotment option). If the underwriters’ exercise their over-allotment option in full, we estimate that the net proceeds of this offering will be approximately $1,437.4 million, after deducting underwriters’ discounts and estimated fees and expenses. Concurrently with this offering of common stock, we are separately offering $2,000.0 million aggregate principal amount of New Senior Notes. We intend to use the net proceeds of this offering, our concurrent offering of New Senior Notes and borrowings under our amended and restated senior secured credit facility, to fund the transactions and to pay fees and expenses in connection with the transactions.

The following table illustrates the estimated sources of funds and uses of funds relating to the transactions, as if the transactions were completed on March 31, 2011. The actual amounts may differ at the time of the consummation of the transactions.

Sources of Funds	Amount	Uses of Funds	Amount
	(in millions)		(in millions)

Common Stock offered hereby	$1,296.0	Tender offer for ICG equity(2)	3,044.6
Concurrent New Senior Notes offering	2,000.0	Redeem ICG 9.125% senior secured second-priority notes due 2018(3)	256.9
Amended and restated senior secured credit facility(1)	551.6	Cash conversion of ICG 4.00% convertible senior notes due 2017(4)	300.7
		Cash conversion of ICG 9.00% convertible senior notes due 2012(5)	1.7
		Repay other ICG debt(6)	50.1
		Estimated fees and expenses(7)	193.6

Total sources	$3,847.6	Total uses	$3,847.6

(1)	In connection with the closing of the merger, we expect to enter into an amended and restated senior secured credit facility on substantially similar terms as the existing senior secured credit facility which will increase commitments available under the facility from $860.0 million to $1.75 billion. Any shortfall from the proceeds of the shares offered hereby or the concurrent New Senior Notes offering will be financed with borrowings under our amended and restated senior secured credit facility.
(2)	Assumes all outstanding shares of common stock are validly tendered and acquired by Merger Sub in the tender offer.
(3)	Assumes all of the 9.125% senior secured second-priority notes are redeemed at a price equal to 100% of the principal amount plus an applicable “make-whole” premium of $51.6 million and accrued and unpaid interest to the redemption date.
(4)	Assumes holders elect to convert all of the 4.00% convertible senior notes due 2017 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(5)	Assumes holders elect to convert all of the 9.00% convertible senior notes due 2012 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(6)	Consists of other ICG indebtedness, including equipment notes and capital leases.
(7)	Consists of estimated fees and expenses related to the transactions, including legal, accounting and advisory fees, fees associated with the financing transactions and other transaction costs.

CAPITALIZATION

The following table sets forth Arch Coal’s consolidated cash and cash equivalents and capitalization as of March 31, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance and sale of 48,000,000 shares of our common stock in this offering at a public offering price of $27.00 per share, assuming that we temporarily invest the proceeds in short-term, interest-bearing obligations; and

•	as further adjusted on a pro forma basis to give effect to the transactions.

This table is unaudited and should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Data of Arch Coal,” “Selected Historical Financial Data of ICG,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ICG” and the financial statements and related notes of Arch Coal and ICG, which are included and incorporated by reference into this prospectus supplement.

	As of March 31, 2011
			As Further
	Actual	As Adjusted	Adjusted
		(in millions)

Cash and cash equivalents:	$69.2	$1,319.0	$255.8

Debt:
Existing indebtedness of Arch Coal
Commercial paper(1)	$60.6	$60.6	$60.6
Senior secured credit facility(2)	—	—	551.6
Accounts receivable securitization program(3)	—	—	—
6 3/4% senior notes due 2013(4)	451.5	451.5	451.5
8 3/4% senior notes due 2016(5)	587.6	587.6	587.6
7 1/4% senior notes due 2020(6)	500.0	500.0	500.0
Other	8.8	8.8	8.8
Existing indebtedness of ICG
ABL loan facility(7)	N/A	N/A	—
9.00% convertible senior notes due 2012(8)	N/A	N/A	—
4.00% convertible senior notes due 2017(9)	N/A	N/A	—
9.125% senior secured second-priority notes due 2018(10)	N/A	N/A	—
Equipment notes	N/A	N/A	—
Capital leases and other	N/A	N/A	—
Notes offered concurrently	N/A	N/A	2,000.0
Total debt	1,608.5	1,608.5	4,160.1

Stockholder’ equity:
Total Arch Coal stockholders’ equity(11)	2,291.6	3,541.4	3,449.8

Total capitalization	$3,900.1	$5,149.9	$7,609.9

(footnotes appear on following page)

N/A: Not applicable to Arch Coal’s actual capitalization as of March 31, 2011 or as adjusted to solely give effect to this offering assuming that we temporarily invest the proceeds in short-term, interest-bearing obligations.

(1)	Arch Western Resources’ commercial paper placement program is supported by a line of credit that is subject to renewal annually and is next scheduled to expire on January 30, 2012. As a result of the transactions, we do not anticipate the renewal of the program. The maximum aggregate principal amount available under our commercial paper program is $75.0 million.
(2)	At March 31, 2011, we had no outstanding borrowings and $860.0 million available for borrowing under our senior secured credit facility. Our senior secured credit facility expires on March 31, 2013. In connection with the closing of the merger, we expect to enter into an amended and restated senior secured credit facility on substantially similar terms as the existing senior secured credit facility which will increase commitments available under the facility from $860.0 million to $1.75 billion.
(3)	We are party to a $175.0 million accounts receivable securitization program whereby eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The entity through which these receivables are sold is consolidated into our financial statements. The credit facility supporting the borrowings under the program is subject to renewal annually and expires on January 30, 2012. At March 31, 2011, we had availability of $71.4 million under the accounts receivable securitization program. We also had outstanding letters of credit under the accounts receivable program of $76.2 million as of March 31, 2011.
(4)	$450.0 million aggregate principal amount of 6 3/4% senior notes due 2013 of Arch Western Finance, LLC, guaranteed by Arch Western Resources and certain of its subsidiaries.
(5)	$600.0 million aggregate principal amount of 8 3/4% senior notes due 2016 of Arch Coal, Inc., guaranteed by its subsidiaries that guarantee indebtedness under its senior secured credit facility.
(6)	$500.0 million aggregate principal amount of 7 1/4% senior notes due 2020 of Arch Coal, Inc., guaranteed by its subsidiaries that guarantee indebtedness under its senior secured credit facility.
(7)	ICG’s ABL loan facility will be terminated in connection with the transactions.
(8)	Assumes holders elect to convert all of the 9.00% convertible senior notes due 2012 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(9)	Assumes holders elect to convert all of the 4.00% convertible senior notes due 2017 for cash after the closing of the merger at an increased conversion rate applicable as a result of the merger.
(10)	Assumes all of the 9.125% are redeemed at a price equal to 100% of the principal amount plus an applicable “make-whole” premium of $51.6 million and accrued and unpaid interest to the redemption date.
(11)	Stockholders’ equity as further adjusted has been reduced by $79.8 million to reflect the impact of merger-related expenses and $11.8 million to reflect losses on extinguishment of ICG’s indebtedness.

THE TRANSACTIONS

Acquisition of ICG

Merger Agreement

On May 2, 2011, Arch Coal, Merger Sub and ICG entered into the Merger Agreement, pursuant to which Arch Coal, through Merger Sub, agreed to commence a tender offer to acquire all of the outstanding shares of ICG’s common stock, par value $0.01 per share, for the Offer Price of $14.60 per share in cash, without interest. The tender offer was commenced on May 16, 2011 and is scheduled to expire on June 14, 2011, unless extended.

Completion of the tender offer is subject to several conditions, including:

•	a majority of the ICG Shares outstanding (generally determined on a fully diluted basis) must be validly tendered and not validly withdrawn prior to the expiration of the tender offer;

•	the expiration or termination of the applicable waiting period under HSR;

•	the absence of a material adverse effect on ICG; and

•	certain other customary conditions.

The tender offer is not subject to a financing condition and this common stock offering is not conditioned on the completion of the tender offer, the completion of the New Senior Notes offering or the consummation of the proposed acquisition of ICG.

The Merger Agreement also provides that following consummation of the tender offer and satisfaction of certain customary conditions, Merger Sub will be merged with and into ICG, with ICG surviving as a wholly-owned subsidiary of Arch Coal. Upon completion of the merger, each ICG Share outstanding immediately prior to the effective time of the merger (excluding those ICG Shares that are held by (1) Arch Coal, Merger Sub, ICG or their respective subsidiaries and (2) stockholders of ICG who properly exercised their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price.

If Merger Sub holds the Short-Form Threshold of outstanding ICG Shares following the completion of the tender offer, the parties will effect the merger as a short-form merger without the need for approval by ICG’s stockholders. In addition, subject to the terms of the Merger Agreement and applicable law, ICG has granted Merger Sub an irrevocable option, exercisable after completion of the tender offer and Arch Coal’s purchase of a majority of the ICG Shares, to purchase additional ICG Shares from ICG as necessary so that Arch Coal, Merger Sub or their subsidiaries own one ICG Share more than the Short-Form Threshold. If for whatever reason Merger Sub does not attain the Short-Form Threshold, ICG will hold a special stockholders’ meeting to obtain stockholder approval of the merger. In this event, ICG will call and convene a stockholders meeting to obtain such approval, and Merger Sub will vote all ICG Shares it acquires pursuant to the tender offer in favor of the adoption of the Merger Agreement, thereby assuring approval.

Arch Coal and ICG have made customary representations, warranties and covenants in the Merger Agreement, including covenants to promptly effect all registrations, filings and submissions required pursuant to HSR and any other required governmental approvals, the Exchange Act and other applicable laws with respect to the tender offer and the merger; and to use reasonable best efforts to do all things necessary, proper or advisable to consummate and effectuate the transactions contemplated by the Merger Agreement.

ICG has agreed prior to the consummation of the merger to conduct its business in the ordinary course consistent with past practice and to use commercially reasonable efforts to maintain and preserve intact its business organization and preserve intact certain business relationships and relationships with applicable regulatory authorities. ICG has also agreed to comply with certain specific operating covenants during the pendency of the merger.

ICG has agreed not to solicit, initiate or knowingly encourage, or engage in discussions concerning, alternative proposals for the acquisition of ICG. However, subject to the satisfaction of certain conditions and following receipt of an unsolicited proposal or the occurrence of certain intervening events, ICG and its board of directors, as applicable, would be permitted to take certain actions, which may, as more fully described in the Merger Agreement, include terminating the Merger Agreement or changing the board of directors’ recommendation, if the board of directors of ICG has concluded in good faith after consultation with its advisors that failure to do so could result in a breach of its fiduciary duties.

The Merger Agreement can be terminated by Arch Coal or ICG under certain circumstances, and ICG will be required to pay Arch Coal a termination fee of $105.0 million in connection with certain termination events.

The closing of this offering is conditioned upon the concurrent closing of the merger.

Tender and Voting Agreements

In connection with the parties’ entry into the Merger Agreement, (1) certain affiliates of WL Ross & Co. LLC who collectively own approximately 6% of the outstanding stock of ICG have entered into a tender and voting agreement with Arch Coal and Merger Sub and (2) certain affiliates of Fairfax Financial Holdings Limited who collectively own approximately 11% of the outstanding stock of ICG have entered into a tender and voting agreement with Arch and Merger Sub pursuant to each of which they have agreed to, among other things, tender their shares of ICG’s common stock into the tender offer and vote their shares of ICG’s common stock in favor of adopting the Merger Agreement, if applicable.

Shareholder Litigation

On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of shareholders of ICG, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470. On May 19, 2011, a putative class action lawsuit was filed in the Court of Chancery of Delaware purportedly on behalf of a class of shareholders of ICG, docketed as Isakov v. International Coal Group, Inc., et al., Case No. 6505 (collectively with the Kirby and Kramer actions, the “Delaware Actions”). Each of the complaints names as defendants ICG, members of the ICG board, Arch Coal, and Merger Sub. Each of the complaints alleges, inter alia, that the members of the ICG board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch Coal and Merger Sub aided and abetted the alleged breach. The Isakov complaint further alleges that the members of the ICG board breached their fiduciary duties by failing to disclose material information in ICG’s 14D-9 filed on May 16, 2011. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

In addition, on May 9, 2011, two putative class action lawsuits were filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Walker v. International Coal Group, Inc., et al., Case No. 11-C-123 and Huerta v. International Coal Group, Inc., et al., Case No. 11-C-124. On May 11, 2011, a putative class action lawsuit was filed in the Circuit Court of Kanawha County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Goe v. International Coal Group, Inc., et al., Case No. 11-C-766. On May 13, 2011, a putative class action complaint was filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Eyster v. International Coal Group, Inc., et. al., Case No. 11-C-131 (collectively with the Walker, Huerta, and Goe actions, the “West Virginia State Court Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, and Arch Coal. The Huerta and Eyster complaints also name Merger Sub as a defendant. The Goe complaint also names certain officers of ICG, Arch Coal’s CEO and chairman of the board of directors, and Merger Sub as defendants. Each of the complaints alleges, inter alia, that ICG and/or the ICG directors and/or officers breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch Coal aided and abetted the alleged breach. The Huerta and Eyster complaints also allege that ICG and Merger Sub aided and abetted the alleged breach. The Goe complaint additionally alleges that ICG is secondarily liable for the alleged breach and that Merger Sub and Arch Coal’s CEO and chairman of the board of directors aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, rescission, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 12, 2011, a putative class action lawsuit was filed in the United States District Court for the Southern District of West Virginia purportedly on behalf of a class of shareholders of ICG, docketed as Giles v. ICG, Inc., et al., Case No. 3:11-0330 (the “West Virginia Federal Court Action,” collectively with the West Virginia State Court Actions, the “West Virginia Actions”). The complaint names as defendants ICG, members of the ICG Board, Arch Coal, and Merger Sub. The complaint alleges, inter alia, that the members of the ICG board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that ICG, Arch Coal and Merger Sub aided and abetted the alleged breach. Plaintiff seeks relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 13, 2011, defendants in the Delaware Actions and the West Virginia Actions (collectively, the “Actions”) filed motions in the Court of Chancery of the State of Delaware and the United States District Court for the Southern District of West Virginia seeking an order that the Actions proceed in a single jurisdiction, and postmarked the same motion to the Circuit Courts of Putnam and Kanawha Counties, West Virginia.

The defendants named in the Delaware Actions (the “Delaware Defendants”) believe that the Delaware Actions are entirely without merit, and that they have valid defenses to all claims raised by the plaintiffs named in the Delaware Actions (collectively, the “Delaware Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Delaware Plaintiffs’ claims, to avoid the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation, on May 26, 2011, the parties to the Delaware Actions entered into a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, Arch Coal and Merger Sub agreed to reduce the amount of the proposed transaction’s termination fee by $10 million, from $115 million to $105 million and ICG agreed to make certain supplemental disclosures in its Schedule 14D-9. The settlement is contingent upon, among other things, the execution of a formal stipulation of settlement and court approval, as well as the consummation of the proposed transaction.

Financing Transactions

Concurrent Arch Coal Notes Offering

Concurrently with this offering of common stock, we are separately offering $2,000.0 million aggregate principal amount of New Senior Notes, in accordance with Rule 144A under the Securities Act. All of our subsidiaries that guarantee indebtedness under our existing senior secured credit facility will guarantee the New Senior Notes on a senior basis. Neither the completion of the New Senior Notes offering nor the completion of this offering is contingent on the completion of the other. We anticipate closing this offering of common stock prior to closing our concurrent offering of New Senior Notes. We plan to use the net proceeds from the New Senior Notes offering, together with the net proceeds of this offering as described under “Use of Proceeds.” We estimate that the net proceeds of the New Senior Notes offering, after deducting the initial purchasers’ discounts and estimated fees and expenses, will be approximately $1,958.2 million.

The concurrent offering of New Senior Notes will not be registered under the Securities Act, or the securities laws of any other jurisdiction, and the New Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The New Senior Notes will be offered only to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. This description and other information in this prospectus supplement regarding our concurrent offering of New Senior Notes is included in this prospectus supplement solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any New Senior Notes.

Amended and Restated Senior Secured Credit Facility

In connection with the closing of the merger, we expect to enter into an amended and restated senior secured credit facility on substantially similar terms as the existing senior secured credit facility which will increase commitments available under the facility from $860.0 million to $1.75 billion.

Redemption, Conversion or Other Retirement of ICG Indebtedness

In connection with the merger, we expect to redeem, pay cash in connection with the conversion of, or otherwise retire certain outstanding ICG indebtedness, including:

•	$200.0 million aggregate principal amount of ICG’s 9.125% senior secured second-priority notes due 2018;

•	$115.0 million aggregate principal amount of ICG’s 4.00% convertible senior notes due 2017;

•	$0.7 million aggregate principal amount of ICG’s 9.00% convertible senior notes due 2012; and

•	$50.1 million aggregate principal amount of other ICG indebtedness, including equipment notes and capital leases.

Total cash required to complete the merger and the financing transactions is estimated to be $3.8 billion, which includes $238.3 million in debt premiums and approximately $193.6 million of fees and expenses (including $79.8 million of merger expenses but excluding accrued and unpaid interest which must be paid to debtholders on the applicable redemption dates). These cash requirements are expected to be financed with proceeds from the common stock offered hereby, proceeds from the concurrent New Senior Notes offering and borrowings under our amended and restated senior secured credit facility. In addition, the existing ICG ABL loan facility will be terminated in connection with the financing transactions.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NYSE under the symbol “ACI.” The following table sets forth the high and low sale prices of our common stock and the cash dividends per share of common stock declared during the periods indicated.

			Dividends
	Price Range		Declared
	High	Low	per Share

Year Ending December 31, 2011:
First Quarter	$36.99	$30.70	$0.10
Second Quarter (through June 2, 2011)	36.75	27.32	0.11
Year Ended December 31, 2010:
First Quarter	$28.34	$20.07	$0.09
Second Quarter	28.52	19.26	0.10
Third Quarter	27.08	19.09	0.10
Fourth Quarter	35.52	24.20	0.10
Year Ended December 31, 2009:
First Quarter	$20.63	$11.77	$0.09
Second Quarter	19.94	12.52	0.09
Third Quarter	24.10	13.01	0.09
Fourth Quarter	25.86	19.41	0.09
Year Ended December 31, 2008:
First Quarter	$56.15	$32.98	$0.07
Second Quarter	77.40	41.25	0.09
Third Quarter	75.41	27.90	0.09
Fourth Quarter	32.58	10.43	0.09

On June 2, 2011, the last reported sales price of our common stock on the NYSE was $27.43 per share. On May 27, 2011, there were approximately 6,950 registered holders of our common stock.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends when they are declared by our board of directors. Historically, we have paid quarterly dividends ranging from $0.03 per share in 2000 to $0.11 per share that was declared in April 2011. When dividends are declared on our common stock, they are usually paid in mid-March, mid-June, mid-September and mid-December. There is no assurance as to the amount or payment of dividends in the future because all future payments of dividends are at the discretion of our board of directors and will depend on our future earnings, capital requirements, financial condition, operating conditions, contractual restrictions and such other factors that our board of directors may deem relevant. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal — Liquidity and Capital Resources” for more information about restrictions on our ability to declare dividends.

SELECTED HISTORICAL FINANCIAL DATA OF ARCH COAL

The selected historical financial data is derived from Arch Coal’s audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, which are included and incorporated by reference into this prospectus supplement. The selected historical financial data of Arch Coal as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 is derived from audited consolidated financial statements which are not included or incorporated by reference in this prospectus supplement. The selected historical financial data for the three months ended March 31, 2011 and 2010, and the historical balance sheet data as of March 31, 2011 and 2010, have been derived from Arch Coal’s unaudited condensed consolidated financial statements included and incorporated by reference into this prospectus supplement.

The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read this table in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal” and the consolidated financial statements of Arch Coal and the related notes included and incorporated by reference into this prospectus supplement.

						Three Months Ended
	Year Ended December 31,					March 31,
	2010(1)(2)	2009(3)	2008	2007(4)	2006(5)	2011	2010
						(Unaudited)
	(in millions, except per share data)

Statement of Operations Data:
Coal sales revenue	$3,186.3	$2,576.1	$2,983.8	$2,413.6	$2,500.4	$872.9	$711.9
Change in fair value of coal derivatives and trading activities, net	(8.9)	12.1	55.1	7.3	—	(1.8)	5.9
Income from operations	324.0	123.7	461.3	230.6	338.1	102.2	32.2
Net income (loss) attributable to Arch Coal	158.9	42.2	354.3	175.0	261.0	55.6	(1.8)
Preferred stock dividends	—	—	—	(0.2)	(0.4)	—	—
Basic earnings (loss) per common share	$0.98	$0.28	$2.47	$1.23	$1.83	$0.34	$(0.01)
Diluted earnings (loss) per common share	$0.97	$0.28	$2.45	$1.21	$1.80	$0.34	$(0.01)
Balance Sheet Data:
Total assets	$4,880.8	$4,840.6	$3,979.0	$3,594.6	$3,320.8	$4,900.0	$4,813.3
Working capital	207.6	55.1	46.6	(35.4)	46.5	313.2	138.8
Long-term debt, less current maturities	1,538.7	1,540.2	1,098.9	1,085.6	1,122.6	1,539.0	1,540.3
Other long-term obligations	566.7	544.6	482.7	412.5	384.5	572.9	567.2
Arch Coal stockholders’ equity	2,237.5	2,115.1	1,728.7	1,531.7	1,365.6	2,291.6	2,105.1
Common Stock Data:
Dividends per share	$0.3900	$0.3600	$0.3400	$0.2700	$0.2200	$0.1000	$0.9000
Shares outstanding at period-end	162.6	162.4	142.8	143.2	142.2	162.8	162.4
Cash Flow Data:
Cash provided by operating activities	$697.1	$383.0	$679.1	$330.8	$308.1	$86.1	$93.3
Depreciation, depletion and amortization, including amortization of acquired sales contracts, net	400.7	321.2	292.8	242.1	208.4	89.5	99.3
Capital expenditures	314.7	323.1	497.3	488.4	623.2	38.7	32.0
Net proceeds from the issuance of long term debt	500.0	570.3	—	—	—	—	—
Net proceeds from the sale of common stock	—	326.5	—	—	—	—	—
Repayments of long term debt, including redemption premium	(505.6)	—	—	—	—	—	—
Net increase (decrease) in borrowings under lines of credit and commercial paper program	(196.5)	(85.8)	13.5	133.5	192.3	3.7	(19.3)

						Three Months Ended
	Year Ended December 31,					March 31,
	2010(1)(2)	2009(3)	2008	2007(4)	2006(5)	2011	2010
						(Unaudited)
	(in millions, except per share data)

Payments made to acquire Jacobs Ranch	—	(768.8)	—	—	—	—	—
Dividend payments	63.4	55.0	48.8	38.9	31.8	16.3	14.6
Operating Data:
Tons sold	162.8	126.1	139.6	135.0	135.0	36.6	37.8
Tons produced	156.3	119.6	133.1	126.6	126.0	36.6	38.2
Tons purchased from third parties	6.8	7.5	6.0	8.5	10.1	1.4	1.3

(1)	In the second quarter of 2010, we exchanged 68.4 million tons of coal reserves in the Illinois Basin for an additional 9% ownership interest in Knight Hawk, increasing our ownership to 42%. We recognized a pre-tax gain of $41.6 million on the transaction, representing the difference between the fair value and net book value of the coal reserves, adjusted for our retained ownership interest in the reserves through the investment in Knight Hawk.
(2)	On August 9, 2010, we issued $500.0 million in aggregate principal amount of 7 1/4% senior unsecured notes due 2020 at par. We used the net proceeds from the offering and cash on hand to fund the redemption on September 8, 2010 of $500.0 million aggregate principal amount of our outstanding 6 3/4% senior notes due 2013 at a redemption price of 101.125%. We recognized a loss on the redemption of $6.8 million.
(3)	On October 1, 2009, we purchased the Jacobs Ranch mining complex in the Powder River Basin from Rio Tinto Energy America for a purchase price of $768.8 million. To finance the acquisition, the Company sold 19.55 million shares of its common stock and $600.0 million in aggregate principal amount of senior unsecured notes. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8 3/4% senior unsecured notes were $570.3 million.
(4)	On June 29, 2007, we sold select assets and related liabilities associated with our Mingo Logan — Ben Creek mining complex in West Virginia for $43.5 million. We recognized a net gain of $8.9 million in 2007 resulting from the sale.
(5)	On October 27, 2005, we conducted a precautionary evacuation of our West Elk mine after we detected elevated readings of combustion-related gases in an area of the mine where we had completed mining activities but had not yet removed final longwall equipment. We estimate that the idling resulted in $30.0 million of lost profits during the first quarter of 2006, in addition to the effect of the idling and fire-fighting costs incurred during the fourth quarter of 2005 of $33.3 million. We recognized insurance recoveries related to the event of $41.9 million during the year ended December 31, 2006.

SELECTED HISTORICAL FINANCIAL DATA OF ICG

The selected historical financial data is derived from ICG’s audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, which are included and incorporated by reference into this prospectus supplement. The selected historical financial data of ICG as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 is derived from audited consolidated financial statements which are not included or incorporated by reference into this prospectus supplement. The selected historical financial data for the three months ended March 31, 2011 and 2010, and the historical balance sheet data as of March 31, 2011 and 2010, have been derived from ICG’s unaudited condensed consolidated financial statements included and incorporated by reference into this prospectus supplement.

The historical results presented below are not necessarily indicative of results that you can expect for any future period. You should read this table in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ICG” and the consolidated financial statements of ICG and the related notes included and incorporated by reference into this prospectus supplement.

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2010(1)	2009(2)	2008(3)	2007(3)	2006	2011	2010
	(in millions, except per share data)

Statement of Operations Data:
Coal sales revenues	$1,078.2	$1,006.6	$998.2	$770.7	$834.0	$283.7	$270.5
Freight and handling revenues	35.4	26.3	45.2	29.6	18.9	7.2	9.4
Other revenues	52.8	92.4	53.3	48.9	38.7	11.1	8.7

Total revenues	1,166.4	1,125.3	1,096.7	849.2	891.6	302.0	288.6
Costs and Expenses:
Cost of coal sales	850.3	832.2	883.0	732.1	739.9	218.0	220.1
Freight and handling costs	35.4	26.3	45.2	29.6	18.9	7.2	9.4
Cost of other revenues	48.3	36.1	35.7	34.0	29.4	7.3	7.2
Depreciation, depletion and amortization	104.6	106.1	96.0	86.5	72.2	25.6	26.4
Selling, general and administrative	35.6	32.7	38.1	33.3	34.6	51.2	8.6
Gain on sale of assets	(4.2)	(3.6)	(32.5)	(38.6)	(1.1)	(6.7)	(3.5)
Goodwill impairment loss	—	—	30.2	170.4	—	—	—
Long-lived asset impairment loss	—	—	7.2	—	—	—	—

Total costs and expenses	1,070.0	1,029.8	1,102.9	1,047.3	893.9	302.6	268.2

Income (loss) from operations	96.4	95.5	(6.2)	(198.1)	(2.3)	(0.6)	20.4
Interest and Other Income (Expense):
Loss on extinguishment of debt	(29.4)	(13.3)	—	—	—	—	(22.0)
Interest expense, net	(40.7)	(53.0)	(43.6)	(36.0)	(18.1)	(8.1)	(13.3)
Other, net	—	—	—	0.3	2.1

Total interest and other income (expense)	(70.1)	(66.3)	(43.6)	(35.7)	(16.0)	(8.1)	(35.3)
Income (loss) before income taxes	26.3	29.3	(49.8)	(233.8)	(18.3)	(8.7)	(14.9)
Income tax benefit (expense)	3.8	(7.7)	23.6	85.9	9.0	2.4	6.0

Net income (loss)	30.1	21.5	(26.2)	(147.9)	(9.3)	(6.3)	(8.9)
Net (income) loss attributable to noncontrolling interest	—	—	—	0.3	—	—	—

Net income (loss) attributable to International Coal Group, Inc.	$30.1	$21.5	$(26.2)	$(147.6)	$(9.3)	$(6.3)	$(8.9)

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2010(1)	2009(2)	2008(3)	2007(3)	2006	2011	2010
	(in millions, except per share data)

Earnings Per Share
Basic	$0.15	$0.14	$(0.17)	$(0.97)	$(0.06)	$(0.03)	$(0.05)
Diluted	0.15	0.14	(0.17)	(0.97)	(0.06)	(0.03)	(0.05)
Weighted-Average Common Shares Outstanding:
Basic	197.3	153.6	152.6	152.3	152.0	202.6	181.3
Diluted	205.2	155.3	152.6	152.3	152.0	202.6	181.3
Balance Sheet Data (at period end):
Cash and cash equivalents	$215.3	$92.6	$63.9	$107.1	$18.7	$186.6	$301.7
Total assets	1,479.7	1,368.0	1,350.6	1,303.4	1,316.9	1,495.0	1,584.16
Long-term debt and capital leases	326.4	384.3	432.9	391.2	180.0	332.0	471.9
Total liabilities	725.4	758.7	841.5	771.6	655.3	745.7	834.3
Total stockholders’ equity	754.3	609.2	509.1	531.8	661.6	749.3	750.3
Total liabilities and stockholders’ equity	1,479.7	1,368.0	1,350.6	1,303.4	1,316.9	1,495.0	1,584.6
Statement of Cash Flows Data:
Net cash from:
Operating activities	$187.4	$115.8	$78.7	$22.5	$55.6	$7.9	$5.4
Investing activities	(89.3)	(73.2)	(124.0)	(126.9)	(160.8)	(30.5)	(10.8)
Financing activities	24.5	(13.9)	2.1	192.8	114.7	(6.1)	(214.4)
Capital expenditures	102.9	66.3	132.8	160.8	165.7	31.2	20.6

(1)	During the year ended December 31, 2010, ICG completed public offerings of 24,444,365 shares of its common stock, par value $0.01 per share, at a public offering price of $4.47 per share, $115.0 million aggregate principal amount of 4.00% Convertible Senior Notes due 2017 and $200.0 million aggregate principal amount of 9.125% Senior Secured Second-Priority Notes due 2018. ICG used $169.5 million of the net proceeds from the common stock and Convertible Notes due 2017 offerings to finance the repurchase of $138.8 million aggregate principal amount of its 9.00% Convertible Senior Notes due 2012. ICG used $189.0 million of the net proceeds from the 9.125% Senior Secured Second-Priority Notes due 2018 offering to finance the repurchase of $175.0 million aggregate principal amount of its 10.25% Senior Notes due 2014. As a result of the repurchases, ICG recognized losses on extinguishment of the related debt totaling $24.0 million for the year ended December 31, 2010. Additionally, ICG entered into a series of exchange agreements in December 2009. One exchange agreement, as amended, provided for closing of additional exchanges on each of January 11, 2010 and January 19, 2010 for exchange transactions occurring in 2010. Subsequent to December 31, 2009, the noteholder exchanged $22.0 million aggregate principal amount of 9.00% Convertible Senior Notes due 2012 for 6,198,668 shares of ICG’s common stock. As a result of the exchanges settled in January 2010, ICG recognized a loss on extinguishment of the related debt totaling $5.4 million during the year ended December 31, 2010.
(2)	During the year ended December 31, 2009, ICG entered into a series of privately negotiated agreements pursuant to which it issued a total of 18,660,550 shares of our common stock in exchange for $63.5 million aggregate principal amount of its 9.00% Convertible Senior Notes due 2012. As a result of the exchanges, ICG recognized losses on extinguishment of the related debt totaling $13.3 million for the year ended December 31, 2009.
(3)	During the years ended December 31, 2008 and 2007, ICG recognized impairment losses of $37.4 million and $170.4 million, respectively. For 2008, $30.2 million of the loss related to impairment of goodwill at ICG’s ADDCAR subsidiary and $7.2 million related to impairment of long-lived assets. For 2007, the impairment loss related to impairment of goodwill at various of ICG’s business units.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial information of Arch Coal and ICG included and incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed merger of Merger Sub with and into ICG and the related financing transactions. The pro forma data in the unaudited pro forma condensed combined balance sheet as of March 31, 2011 assume that the proposed merger of Merger Sub with and into ICG was completed on that date. The data in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the proposed merger was completed at the beginning of each period.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and related notes thereto of Arch Coal and ICG included and incorporated by reference in this prospectus supplement.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations of Arch Coal had the transactions actually occurred on the dates assumed in the unaudited pro forma condensed combined financial statements.

The proposed merger of Merger Sub with and into ICG will be accounted for under the acquisition method of accounting under U.S. GAAP whereby the total purchase price is allocated to the assets acquired and liabilities assumed based on their respective fair values at the acquisition date. The cash purchase price will be determined based on the number of common shares of ICG tendered plus the fair value of liabilities incurred in conjunction with the merger. The estimated purchase price for this unaudited pro forma condensed combined financial information assumes that all shares of ICG common stock outstanding on March 31, 2011 were tendered. At this time, Arch Coal has not performed detailed valuation analyses to determine the fair values of ICG’s assets and liabilities; and accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates which, while considered reasonable under the circumstances, are subject to changes, which may be material. Additionally, Arch Coal has not yet performed all of the due diligence necessary to identify items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information. Upon determination of the fair value of assets acquired and liabilities assumed, there may be additional increases or decreases to the recorded book values of ICG’s assets and liabilities, including, but not limited to, mineral reserves, property, plant and equipment, asset retirement obligations, coal supply agreements, commitments and contingencies and other intangible assets that will give rise to future amounts of depletion, depreciation and amortization expenses or credits that are not reflected in the information contained in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence has been performed, the final purchase price has been determined and the purchase price allocation has been completed, actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information. Additionally, this unaudited pro forma condensed combined statement of operations does not reflect the cost of any integration activities or benefits from the merger and synergies that may be derived from any integration activities, both of which may have a material effect on the results of operations in periods following the completion of the merger.

Certain amounts in ICG’s historical balance sheets and statements of income have been conformed to Arch Coal’s presentation.

ARCH COAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2010

			Pro Forma		Pro Forma
			Adjustments		Adjustments
	Arch Coal	ICG	Related to		Related to
	Historical	Historical	Financing		Merger		Pro Forma
	(in thousands)

Revenues
Coal sales	$3,186,268	$1,113,657	$—		$—		$4,299,925
Costs, expenses and other
Cost of coal sales	2,395,812	885,739	—		—		3,281,551
Depreciation, depletion and amortization	365,066	107,682	—		37,802	(f)	510,550
Amortization of acquired sales contracts, net	35,606	(3,116)	—		(11,015	)(g)	21,475
Selling, general and administrative expenses	118,177	35,569	—		—		153,746
Change in fair value of coal derivatives and coal trading activities, net	8,924	—	—		—		8,924
Gain on Knight Hawk transaction	(41,577)	—	—		—		(41,577)
Other operating income, net	(19,724)	(8,726)			—		(28,450)

	2,862,284	1,017,148	—		26,787		3,906,219

Income from operations	323,984	96,509	—		(26,787)		393,706
Interest expense, net:	(140,100)	(40,736)	(164,836	)(h)	40,736	(h)	(304,936)
Other non-operating expense
Loss on early extinguishment of debt	(6,776)	(29,409)	—		—		(36,185)

Income (loss) before income taxes	177,108	26,364	(164,836)		13,949		52,585
Provision for (benefit from) income taxes	17,714	(3,750)	(61,814	)(i)	5,231	(i)	(42,619)

Net income	159,394	30,114	(103,022)		8,718		95,204
Less: Net income attributable to noncontrolling interest	(537)	(3)	—		—		(540)

Net income attributable to Arch Coal, Inc.	$158,857	$30,111	$(103,022)		$8,718		$94,664

Earnings per common share
Basic earnings per common share(j)	$0.98						$0.46

Diluted earnings per common share(j)	$0.97						$0.46

Weighted average shares outstanding
Basic	162,398		44,000	(a)			206,398

Diluted	163,210		44,000	(a)			207,210

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

ARCH COAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2011

			Pro Forma		Pro Forma
			Adjustments		Adjustments
	Arch Coal	ICG	Related to		Related to
	Historical	Historical	Financing		Merger		Pro Forma
	(in thousands)

Revenues
Coal sales	$872,938	$290,863	$—		$—		$1,163,801
Costs, expenses and other
Cost of coal sales	653,684	225,116	—		—		878,800
Depreciation, depletion and amortization	83,537	26,545	—		12,107	(f)	122,189
Amortization of acquired sales contracts, net	5,944	(889)	—		(2,644	)(g)	2,411
Selling, general and administrative expenses	30,435	51,152	—		—		81,587
Change in fair value of coal derivatives and coal trading activities, net	(1,784)	—	—		—		(1,784)
Gain on Knight Hawk transaction	—	—	—		—		—
Other operating income, net	(1,116)	(10,507)	—		—		(11,623)

	770,700	291,417	—		9,463		1,071,580

Income from operations	102,238	(554)	—		(9,463)		92,221
Interest expense, net:	(33,834)	(8,110)	(41,209	)(h)	8,110	(h)	(75,043)

Income (loss) before income taxes	68,404	(8,664)	(41,209)		(1,353)		17,178
Provision for (benefit from) income taxes	12,530	(2,357)	(15,453	)(i)	(507	)(i)	(5,788)

Net income (loss)	55,874	(6,307)	(25,756)		(846)		22,966
Less: Net income attributable to noncontrolling interest	(273)	(11)	—		—		(284)

Net income (loss) attributable to Arch Coal, Inc.	$55,601	$(6,318)	$(25,756)		$(846)		$22,682

Earnings per common share
Basic earnings per common share(j)	$0.34						$0.11

Diluted earnings per common share(j)	$0.34						$0.11

Weighted average shares outstanding
Basic	162,576		44,000	(a)			206,576

Diluted	163,773		44,000	(a)			207,773

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

ARCH COAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
MARCH 31, 2011

			Pro Forma	Pro Forma
			Adjustments	Adjustments
	Arch Coal	ICG	Related to	Related to
	Historical	Historical	Financing(a)	Merger			Pro Forma
	(in thousands)

ASSETS
Current assets
Cash and cash equivalents	$69,220	$186,566	$3,680,538	$(3,075,827		)(b)
				(604,711		)(c)	$255,786
Accounts receivable	303,317	111,210	—	—			414,527
Inventories	247,908	80,724	—	—			328,632
Prepaid royalties	42,719	6,737	—	—			49,456
Deferred income taxes	18,673	1,420	—	—			20,093
Coal derivative assets	15,952	—	—	—			15,952
Other	101,153	14,704	—	(2,562		)(b)	113,295

Total current assets	798,942	401,361	3,680,538	(3,683,100)			1,197,741

Property, plant and equipment, net	3,263,555	1,051,064	—	3,563,977	(b	)	7,878,596
Other assets
Prepaid royalties	69,737	21,639	—	—			91,376
Goodwill	114,963	—	—	425,000	(b	)	539,963
Deferred income taxes	331,242	—	—	—			331,242
Equity investments	204,424	—	—	—			204,424
Other	117,115	20,945	61,800	(8,937		)(b)
	—	—	—	(2,759		)(b)	188,164

Total other assets	837,481	42,584	61,800	413,304			1,355,169

Total assets	$4,899,978	$1,495,009	$3,742,338	294,181			$10,431,506

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$183,866	$80,294	—	—			$264,160
Coal derivative liabilities	4,178	—	—	—			4,178
Accrued expenses and other current liabilities	228,165	59,777	—	(582		)(c)	—
	—	—	—	2,903	(b	)	290,263
Current maturities of debt and short-term borrowings	69,518	105,125	—	(105,125		)(c)	69,518

Total current liabilities	485,727	245,196	—	(102,804)			628,119

Long-term debt	1,539,028	228,437	2,538,178	363,851	(b	)
				(592,288		)(c)	4,077,206
Asset retirement obligations	336,975	71,541	—	—			408,516
Accrued pension and postretirement benefits	111,692	84,129	—	—			195,821
Deferred income taxes	—	46,515	—	1,340,766		(b)	1,387,281
Other noncurrent liabilities	124,243	69,855	—	2,903		(b)
	—	—	—	74,066		(b)	271,067

Total liabilities	2,597,665	745,673	2,538,178	1,086,494			6,968,010

Redeemable noncontrolling interest	10,718	—	—	—			10,718
Stockholders’ equity
Common stock — Arch Coal	1,647	—	440	—			2,087
Common stock — ICG	—	2,042		(2,042		)(d)	—
Paid-in capital	1,740,765	852,812	1,253,120	(852,812		)(d)	2,993,885
Treasury stock, at cost	(53,848)	(309)		309	(d	)	(53,848)
Retained earnings	600,751	(101,920)	(49,400)	—	(d	)	—
	—	—	—	(31,200		)(e)	—
	—	—	—	(11,499		)(b)	—
	—	—	—	(11,841		)(c)	—
	—	—	—	113,419	(d	)	508,310
Accumulated other comprehensive income (loss)	2,280	(3,353)	—	3,353	(d	)	2,280

Total stockholders’ equity attributable to controlling interest	2,291,595	749,272	1,204,160	(792,313)			3,452,714
Noncontrolling interest	—	64	—	—			64

Total stockholders’ equity	2,291,595	749,336	1,204,160	(792,313)			3,452,778

Total liabilities and stockholders’ equity	$4,899,978	$1,495,009	$3,742,338	$294,181			$10,431,506

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts in thousands, except per share data)

Note 1.	Basis of Presentation

The unaudited pro forma condensed combined financial information is based on the historical financial information of Arch Coal and ICG included and incorporated by reference into this prospectus supplement and has been prepared to reflect the proposed merger of Merger Sub with and into ICG and the related financing transactions. The pro forma data in the unaudited pro forma condensed combined balance sheet as of March 31, 2011 assume that the proposed merger of Merger Sub with and into ICG was completed on that date. The data in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011 assume the proposed merger was completed at the beginning of each period.

Pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet are based on items that are directly attributable to the proposed merger and related financing transactions and are factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed combined statements of operations are based on items directly attributable to the proposed merger, factually supportable and expected to have a continuing impact on Arch Coal. As a result, the unaudited pro forma condensed combined statements of operations exclude acquisition costs and other costs that will not have a continuing impact on Arch Coal, although these items are reflected in the unaudited pro forma condensed combined balance sheet.

At this time, Arch Coal has not performed a detailed valuation to determine the fair values of ICG’s assets and liabilities and accordingly, the unaudited pro forma condensed combined financial information was developed using a preliminary allocation of the estimated purchase price based on assumptions and estimates which are subject to changes that may be material. Additionally, Arch Coal has not yet performed all of the due diligence necessary to identify additional items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information.

Upon completion of a detailed valuation analysis, there may be additional increases or decreases to the recorded book values of ICG’s assets and liabilities, including, but not limited to, mineral reserves, property and equipment, coal supply agreements, asset retirement obligations, commitments and contingencies and other intangible assets that will give rise to future amounts of depletion, depreciation and amortization expenses or credits that are not reflected in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence is performed, the final purchase price is determined and the purchase price allocation is completed actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information. Additionally, the unaudited pro forma condensed combined statement of operations does not reflect the cost of any integration activities or benefits from the merger and synergies that may be derived from any integration activities, both of which may have a material impact on the results of operations in periods following the completion of the merger.

Certain amounts in ICG’s historical balance sheet and statements of income have been conformed to Arch Coal’s presentation.

Note 2.	Preliminary Purchase Price

Arch Coal is proposing to acquire all of the outstanding shares of ICG for cash at a price of $14.60 for each outstanding share of ICG Common Stock. Arch Coal intends to finance the cash portion of the purchase consideration by issuing additional debt and equity securities and by borrowing amounts under its amended and restated senior secured credit facility.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION — (Continued)

The preliminary estimated purchase price of the proposed merger is as follows:

Estimated number of ICG outstanding shares to be acquired (in thousands)	204,162
Cash purchase price	$14.6

$2,980,764
Settlement of share-based payment awards	63,863

Cash merger consideration	3,044,627
Change of control payment	$5,806

Cash merger consideration	$3,050,433

Reflects the payment of the preliminary estimated purchase price of $3,044,627, including the settlement of employee stock options. The consideration for the merger also includes a liability incurred for a change in control payment to ICG’s current Chief Executive Officer per the terms of his employment contract, which are included in the consideration for the merger.

Note 3.	Pro Forma Adjustments

(a)	Represents the pro forma adjustments to reflect the financing for the merger, consisting of: (1) the proceeds from the issuance of notes of $2,000,000, less financing costs of $41,800; (2) the concurrent offering of 44 million shares of our common stock at an assumed offering price of $29.60 per share, net of related costs of $48,840; and (3) $538,178 to be borrowed under our amended and restated senior secured credit facility to finance these transactions and pay estimated financing fees of $20,000.

(b)	Reflects allocation of purchase price to record amounts at their estimated fair value. Management has used certain estimates and assumptions in estimating fair value, however, a detailed analysis has not been performed on the individual assets and liabilities of ICG and actual results may differ materially from these estimates. The adjustment to property, plant and equipment was estimated using benchmark studies of similar acquisitions, and the adjustment to goodwill was estimated at the present value of forecasted synergies that may be realized in the merger. The fair value of long-term debt was estimated using market rates as of May 27, 2011. The adjustment to owned and leased mineral rights was estimated as the remaining amount of purchase price to be allocated after all other adjustments have been made. The detailed estimated preliminary purchase price allocation is as follows:

Book value of ICG’s net assets attributable to the controlling interest as of December 31, 2010	$749,272
Adjustment to fair value property, plant and equipment, including mineral rights	3,563,977
Adjustment to write-off value of ICG’s deferred financing fees	(11,499)
Adjustment to fair value of sales contracts	(76,825)
Adjustment to fair value long-term debt	(258,726)
Adjustment to accrued severance obligation	(5,806)
Adjustment to deferred income taxes to reflect the tax impact of fair value adjustments	(1,340,766)

Estimated fair value of net assets and liabilities to be acquired	2,619,627
Preliminary allocation to goodwill	425,000

Estimated purchase price	$3,044,627

(c)	Reflects the pro forma adjustment associated with the repayment of the outstanding principal, accrued interest and repayment premiums for ICG’s 9.125% senior secured notes and convertible senior notes and the related loss of $11,841. We assume that the 9.15% senior secured notes are redeemed at their principal amount of

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION — (Continued)

$200,000 plus a “make-whole” premium of $51,600, and that the convertible senior notes are all converted into shares of common stock at an increased conversion rate.

(d)	Reflects the elimination of ICG’s historical stockholders’ equity balances.

(e)	Reflects the payment and expensing of $31,200 million of acquisition-related costs.

(f)	Reflects the estimated impact on depreciation, depletion and amortization for the fair value adjustment for property, plant and equipment and owned and leased mineral rights using an estimated useful remaining life of five years for property, plant and equipment and an estimated depletion rate applied to the actual 2010 ICG production. Arch Coal has not performed a detailed analysis of the fair values of ICG’s property, plant and equipment or mineral reserves and therefore, the actual fair values assigned may differ materially and the impact on depreciation, depletion and amortization expense may also be materially different than the estimates provided herein.

(g)	Reflects the estimated impact on amortization for the fair value adjustment of acquired sales contracts. Arch Coal is still reviewing the contracts acquired, and therefore, the actual fair values assigned may differ materially and the impact on amortization expense may also be materially different than the estimates provided herein.

(h)	Reflects the impact of the refinancing of debt and the merger on interest expense. The interest rates used were estimates based on current prevailing interest rates. A 0.125% increase or decrease to the interest rates used would increase or decrease pro forma interest expense by approximately $3,200 on an annual basis and $790 on a quarterly basis. The adjustment also includes the amortization of deferred financing fees associated with the New Senior Notes and our amended and restated senior secured credit facility. See “Use of Proceeds.”

(i)	Reflects the income tax effect of pro forma adjustments calculated at an estimated rate of 37.5%.

(j)	Pro forma basic earnings per common share has been calculated based on the expected number of shares assumed to be outstanding, assuming such shares were outstanding for the full period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARCH COAL

The information contained in the following section does not reflect Arch Coal’s acquisition of ICG (per the accounting guidance for business combinations) and certain of the text is reproduced from Arch Coal’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and Arch Coal’s Annual Report on Form 10-K for the year ended December 31, 2010, which are incorporated by reference into this prospectus supplement. This “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Arch Coal” should be read in conjunction with the financial statements and related notes of Arch Coal, which are included and incorporated by reference into this prospectus supplement.

Overview

We are one of the world’s largest coal producers by volume. We sell the majority of our coal as steam coal to power plants and industrial facilities. We also sell metallurgical coal used in steel production. The locations of our mines and access to export facilities enable us to ship coal to most of the major coal-fueled power plants, industrial facilities and steel mills located within the United States and on four continents worldwide. Our three reportable business segments are based on the low-sulfur U.S. coal producing regions in which we operate — the Powder River Basin, the Western Bituminous region and the Central Appalachia region. These geographically distinct areas are characterized by geology, coal transportation routes to consumers, regulatory environments and coal quality. These regional distinctions have caused market and contract pricing environments to develop by coal region and form the basis for the segmentation of our operations.

The Powder River Basin is located in northeastern Wyoming and southeastern Montana. The coal we mine from surface operations in this region is very low in sulfur content and has a low heat value compared to the other regions in which we operate. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. In addition, Powder River Basin coal is generally lower in heat content, which requires some electric power generation facilities to blend it with higher Btu coal or retrofit some existing coal plants to accommodate lower Btu coal. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal we mine from underground and surface mines in this region typically is low in sulfur content and varies in heat content. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal we mine from both surface and underground mines in this region generally has high heat content and low sulfur content. In addition, we may sell a portion of the coal we produce in the Central Appalachia region as metallurgical coal, which has high heat content, low expansion pressure, low sulfur content and various other chemical attributes. As such, the prices at which we sell metallurgical coal to customers in the steel industry generally exceed the prices for steam coal offered by power plants and industrial users.

Growth in domestic and global coal demand combined with coal supply constraints in many traditional coal exporting countries benefited coal markets during 2010. We expect global coal markets to remain tight throughout the remainder of 2011, and additional tightening in the domestic market as 2011 progresses. Through March, year-to-date global steel production increased more than 9%; and over 20% from recessionary levels. We expect metallurgical coal production to increase in coming years to meet the increasing steel demand for infrastructure in both developing economies, such as China and Brazil, and mature economies, particularly Japan, where significant rebuilding will be necessary after the earthquake and tsunami. As in metallurgical coal markets, markets for U.S. steam coal are also migrating offshore to meet the continuing growth in global coal demand.

In response to the global steam coal demand, we have expanded our seaborne sales and have shipped steam coal to Europe, South America, and small volumes to Asia. Each of our operating segments is participating in the expansion of seaborne shipments utilizing ports on the East and West Coasts as well as on the Gulf of Mexico.

Geologic issues at our Mountain Laurel mine in Central Appalachia caused the temporary idling of our longwall at the mine during the first quarter of 2011. The geologic challenges required us to perform additional work on the panel that had been in development, and we instead moved the longwall to a different panel after completing development work there. Despite the idling, we were still able to ship 1.4 million tons of metallurgical-quality coal during the first quarter, due to the operation of five continuous miner units operating at Mountain

Laurel, shipments from inventories on hand and increased metallurgical-quality coal shipments from other operations. We resumed longwall production in mid-April and expect our shipments of metallurgical-quality coal to increase as the year progresses. We expect to ship approximately 7.5 million tons of metallurgical-quality coal in 2011, exclusive of the impact of the planned acquisition discussed below.

On May 2, 2011, we entered into a definitive Agreement and Plan of Merger with ICG, pursuant to which the Company will commence an offer to acquire all of the outstanding shares of ICG’s common stock for $14.60 per share in cash, for a total transaction value of $3.4 billion. Completion of the offer is subject to customary conditions. The offer is not subject to a financing condition.

ICG’s assets include 13 active mining complexes located throughout West Virginia, Kentucky, Virginia, Maryland and Illinois and one major mining complex under development. Of ICG’s predominantly underground reserve base of 1.1 billion tons, nearly 30% is metallurgical-quality. After the acquisition, we will have assets in every major U.S. coal supply basin. In 2010, ICG sold 16.3 million tons of coal and reported coal sales revenues of $1.1 billion and net income of $30.1 million.

Items Affecting Comparability of Reported Results

The comparability of our operating results for the years ended December 31, 2010, 2009 and 2008 is affected by the following significant items:

Dugout Canyon Production Suspensions — We temporarily suspended production at our Dugout Canyon mine in Carbon County, Utah, on April 29, 2010 after an increase in carbon monoxide levels resulted from a heating event in a previously mined area. After permanently sealing the area, we resumed full coal production on May 21, 2010. On June 22, 2010, an ignition event at our longwall resulted in a second evacuation of all underground employees at the mine. All employees were safely evacuated in both events. The resumption of mining required us to render the mine’s atmosphere inert, ventilate the longwall area, determine the cause of the ignition, implement preventive measures, and secure an MSHA-approved longwall ventilation plan. We restarted the longwall system on September 9, 2010, and resumed production at normalized levels by the end of September. As a result of the outages in the second and third quarters, the Dugout Canyon mine incurred a loss of $29.3 million for the year ended December 31, 2010. We have provided additional information about the performance of our operating segments under the heading “Operating Segment Results.”

Gain on Knight Hawk Transaction — In the second quarter of 2010, we exchanged 68.4 million tons of coal reserves in the Illinois Basin for an additional 9% ownership interest in Knight Hawk, increasing our ownership to 42%. We recognized a pre-tax gain of $41.6 million on the transaction, representing the difference between the fair value and net book value of the coal reserves, adjusted for our retained ownership interest in the reserves through the investment in Knight Hawk.

Refinancing of Senior Notes — On August 9, 2010, we issued $500.0 million in aggregate principal amount of 7.25% senior unsecured notes due in 2020 at par. We used the net proceeds from the offering and cash on hand to fund the redemption on September 8, 2010 of $500.0 million aggregate principal amount of our outstanding 6.75% senior notes due in 2013 at a redemption price of 101.125%. We recognized a loss on the redemption of $6.8 million, including the payment of the $5.6 million redemption premium, the write-off of $3.3 million of unamortized debt financing costs, partially offset by the write-off of $2.1 million of the original issue premium on the 6.75% senior notes.

Equity and Debt Offerings — During the third quarter of 2009, we sold 19.55 million shares of our common stock at a price of $17.50 per share and issued $600.0 million in aggregate principal amount, 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464%. The net proceeds received from the issuance of common stock were $326.5 million and the net proceeds received from the issuance of the 8.75% senior unsecured notes were $570.3 million. See further discussion of these transactions in “Liquidity and Capital Resources.” We used the net proceeds from these transactions primarily to finance the purchase of the Jacobs Ranch mining complex.

Purchase of Jacobs Ranch Mining Operations — On October 1, 2009, we purchased the Jacobs Ranch mining operations for a purchase price of $768.8 million. The acquired operations included approximately 345 million tons of coal reserves located adjacent to our Black Thunder mining complex. We have achieved significant operating efficiencies by combining the two operations, including operational cost savings, administrative cost reductions and coal-blending optimization.

Results of Operations

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Summary.  Our improved results during the first quarter of 2011 when compared to the first quarter of 2010 were due primarily to higher average sales realizations as a result of improved market conditions. Higher per-ton production costs partially offset the benefit from the higher average realizations.

Revenues.  The following table summarizes information about coal sales during the three months ended March 31, 2011 and compares it with the information for the three months ended March 31, 2010:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	Amount	%
	(amounts in thousands, except per ton data and percentages)

Coal sales	$872,938	$711,874	$161,064	22.6%
Tons sold	36,608	37,806	(1,198)	(3.2)%
Coal sales realization per ton sold	$23.85	$18.83	$5.02	26.7%

Coal sales increased in the first quarter of 2011 from the first quarter of 2010, due to an increase in the overall average price per ton sold, primarily from the effect of an increase in the volumes and pricing of metallurgical-quality coal sold, higher steam pricing in all regions and the impact of changes in regional mix on our average coal sales realization. Overall sales volume decreased slightly due to lower sales volumes in the Powder River Basin. We remain selective in committing tonnage by matching our production levels to our estimates of market demand, which we believe will provide for the best long-term results based on our outlook for the coal markets. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading “Operating Segment Results.”

Costs, Expenses and Other.  The following table summarizes costs, expenses and other components of operating income for the three months ended March 31, 2011 and compares it with the information for the three months ended March 31, 2010:

	Three Months Ended		Increase (Decrease)
	March 31,		in Net Income
	2011	2010	Amount	%
	(amounts in thousands, except percentages)

Cost of coal sales	$653,684	$550,750	$(102,934)	(18.7)%
Depreciation, depletion and amortization	83,537	88,519	4,982	5.6
Amortization of acquired sales contracts, net	5,944	10,753	4,809	44.7
Selling, general and administrative expenses	30,435	27,166	(3,269)	(12.0)
Change in fair value of coal derivatives and coal trading activities, net	(1,784)	5,877	7,661	130.4
Other operating income, net	(1,116)	(3,391)	(2,275)	(67.1)

	$770,700	$679,674	$(91,026)	(13.4)%

Cost of Coal Sales.  Our cost of coal sales increased in 2011 from 2010 primarily due to higher per-ton production costs, an increase in sales-sensitive costs and an increase in transportation costs, as a result of the increase in export shipments. Higher per ton production-costs were affected by the longwall outage at Mountain

Laurel during the quarter and the impact of changes in regional mix. We have provided more information about our operating segments under the heading “Operating Segment Results.”

Depreciation, Depletion and Amortization.  When compared with 2010, lower depreciation, depletion and amortization costs in 2011 resulted primarily from the impact of lower production and sales volumes on assets amortized or depleted on the basis of tons produced.

Amortization of Acquired Sales Contracts, Net.  We acquired both above- and below-market sales contracts with a net fair value of $58.4 million with the Jacobs Ranch mining operation. The fair values of acquired sales contracts are amortized over the tons of coal shipped during the term of the contracts.

Selling, General and Administrative Expenses.  The increase in selling, general and administrative expenses in 2011 is due primarily to higher compensation-related costs and an increase in professional services fees.

Change in Fair Value of Coal Derivatives and Coal Trading Activities, Net.  Net (gains) losses relate to the net impact of our coal trading activities and the change in fair value of other coal derivatives that have not been designated as hedge instruments in a hedging relationship. In 2010, rising coal prices resulted in unrealized losses on positions held to manage risk, but that were not designated in a hedge relationship.

Other Operating Income, Net.  The decrease in net other operating income in 2011 from 2010 is primarily the result of a decrease in income from commercial activity.

Operating Segment Results.  The following table shows results by operating segment for the three months ended March 31, 2011 and compares it with the information for the three months ended March 31, 2010:

	Three Months Ended March 31,		Increase (Decrease)
	2011	2010	$	%

Powder River Basin
Tons sold (in thousands)	28,830	30,645	(1,815)	(5.9)%
Coal sales realization per ton sold(1)	$13.51	$11.64	$1.87	16.1%
Operating margin per ton sold(2)	$1.60	$0.51	$1.09	213.7%
Adjusted EBITDA(3)	$93,716	$69,403	$24,313	35.0%
Western Bituminous
Tons sold (in thousands)	4,186	4,129	57	1.4%
Coal sales realization per ton sold(1)	$31.77	$28.97	$2.80	9.7%
Operating margin per ton sold(2)	$6.35	$2.59	$3.76	145.2%
Adjusted EBITDA(3)	$47,420	$32,799	$14,621	44.6%
Central Appalachia
Tons sold (in thousands)	3,592	3,032	560	18.5%
Coal sales realization per ton sold(1)	$80.92	$66.29	$14.63	22.1%
Operating margin per ton sold(2)	$16.00	$11.74	$4.26	36.3%
Adjusted EBITDA(3)	$77,986	$57,421	$20,565	35.8%

(1)	Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the three months ended March 31, 2011, transportation costs per ton were $0.13 for the Powder River Basin, $5.36 for the Western Bituminous region and $9.39 for Central Appalachia. For the three months ended March 31, 2010, transportation costs per ton were $0.08 for the Powder River Basin, $3.17 for the Western Bituminous region and $6.19 for Central Appalachia.

(footnotes continued on next page)

(2)	Operating margin per ton sold is calculated as coal sales revenues less cost of coal sales and depreciation, depletion and amortization divided by tons sold.
(3)	Adjusted EBITDA is defined as net income attributable to the Company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results. Segment Adjusted EBITDA is reconciled to net income at the end of this “Results of Operations” section.

Powder River Basin — Segment Adjusted EBITDA was $93.7 million, or 35%, higher in 2011 than in 2010 due to higher average coal sales realizations, reflecting the improved coal markets. The decrease in sales volumes in the Powder River Basin in 2011 when compared with 2010 resulted primarily from our market-driven sales commitment approach, as discussed previously. Partially offsetting the increase in average realizations was an increase in labor and diesel costs and an increase in sales-sensitive costs, due to increased realizations.

Western Bituminous — Segment EBITDA was $47.4 million in 2011, or 45% higher than 2010, reflecting improved pricing, despite the ongoing soft domestic demand in the region. Effective cost control in the region and slightly higher production levels reduced our per-ton operating costs, which contributed to the improved results in 2011.

Central Appalachia — Segment EBITDA was $78.0 million in 2011, or 36% higher than in 2010, triggered primarily by an increase in the volumes and pricing of metallurgical-quality coal sold. We were able to increase the volumes of metallurgical quality coal sold, despite the temporary outage of Mountain Laurel’s longwall during the quarter, by operating five continuous miner units at Mountain Laurel, shipping from inventories on hand and increasing metallurgical-quality coal shipments from other complexes in the region. We sold approximately 1.4 million tons of metallurgical-quality coal in 2011 compared to 0.9 million tons in 2010. Because metallurgical coal generally commands a higher price than steam coal, the increase had a favorable impact on our average realizations compared to 2010. The benefit from higher per-ton realizations in 2011, net of sales sensitive costs, drove the improvement in our operating margins over 2010, partially offset by the impacts of the outage and increasing production at higher cost mines on our average per-ton production costs.

Net Interest Expense.  The following table summarizes our net interest expense for the three months ended March 31, 2011 and compares it with the information for the three months ended March 31, 2010:

	Three Months Ended		Increase
	March 31,		in Net Income
	2011	2010	$	%
	(amounts in thousands, except percentages)

Interest expense	$(34,580)	$(35,083)	$503	1.4%
Interest income	746	338	408	120.7%

	$(33,834)	$(34,745)	$911	2.6%

Income Taxes.  Our effective income tax rate is sensitive to changes in and the relationship between annual profitability and the deduction for percentage depletion. The following table summarizes our income taxes for three months ended March 31, 2011 and compares it with the information for the three months ended March 31, 2010:

	Three Months Ended		Decrease
	March 31,		in Net Income
	2011	2010	$	%
	(amounts in thousands, except percentages)

Provision for (benefit from) income taxes	$12,530	$(775)	$(13,305)	N/A

The Company’s effective rate of 18% in the first quarter of 2011 reflects a more normalized effective rate as a result of the profits generated in the current quarter.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Summary.  Our improved results during 2010 when compared to 2009 were generated from increased sales volumes, including an increase in metallurgical coal volumes sold, lower production costs and the gain on the Knight Hawk transaction. Higher selling, general and administrative costs, unrealized losses on coal derivatives and higher interest and financing costs partially offset the benefit from these factors.

Revenues.  The following table summarizes information about coal sales during the year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended		Increase (Decrease)
	December 31,		in Net Income
	2010	2009	Amount	%
	(amounts in thousands, except per ton data and percentages)

Coal sales	$3,186,268	$2,576,081	$610,187	23.7%
Tons sold	162,763	126,116	36,647	29.1%
Coal sales realization per ton sold	$19.58	$20.43	$(0.85)	(4.2)%

Coal sales increased in 2010 from 2009, primarily due to an increase in tons sold in the Powder River Basin region, resulting from the acquisition of the Jacobs Ranch mining complex at the beginning of the fourth quarter of 2009 and the impact of an increase in metallurgical coal sales volumes. Our average coal sales realization per ton was lower in 2010, as the impact of changes in regional mix on our average selling price and lower pricing in the Powder River Basin offset the benefit of the increase in metallurgical coal sales volumes. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading “Operating Segment Results.”

Costs, Expenses and Other.  The following table summarizes costs, expenses and other components of operating income for the year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended		Increase (Decrease)
	December 31,		in Net Income
	2010	2009	$	%
	(amounts in thousands, except percentages)

Cost of coal sales	$2,395,812	$2,070,715	$(325,097)	(15.7)%
Depreciation, depletion and amortization	365,066	301,608	(63,458)	(21.0)
Amortization of acquired sales contracts, net	35,606	19,623	(15,983)	(81.5)
Selling, general and administrative expenses	118,177	97,787	(20,390)	(20.9)
Change in fair value of coal derivatives and coal trading activities, net	8,924	(12,056)	(20,980)	(174.0)
Gain on Knight Hawk transaction	(41,577)	—	41,577	N/A
Costs related to acquisition of Jacobs Ranch	—	13,726	13,726	100.0
Other operating income, net	(19,724)	(39,036)	(19,312)	(49.5)

	$2,862,284	$2,452,367	$(409,917)	(16.7)%

Cost of Coal Sales.  Our cost of coal sales increased in 2010 from 2009 primarily due to the higher sales volumes discussed above, partially offset by the impact of a lower average cost per-ton sold, due to the impact of the changes in regional mix as well as lower per-ton production costs in all regions, exclusive of transportation and sales-sensitive costs. We have provided more information about our operating segments under the heading “Operating Segment Results.”

Depreciation, Depletion and Amortization.  When compared with 2009, higher depreciation and amortization costs in 2010 resulted primarily from the impact of the acquisition of the Jacobs Ranch mining complex in the fourth quarter of 2009.

Amortization of Acquired Sales Contracts, Net.  We acquired both above- and below-market sales contracts with a net fair value of $58.4 million with the Jacobs Ranch mining operation. The fair values of acquired sales contracts are amortized over the tons of coal shipped during the term of the contracts.

Selling, General and Administrative Expenses.  The increase in selling, general and administrative expenses in 2010 is due primarily to compensation-related costs, an increase of legal fees of $1.9 million and a contribution to the Arch Coal Foundation of $5.0 million in 2010. In particular, our improved results were the primary driver of higher costs of approximately $5.9 million in 2010 related to our incentive compensation plans when compared to 2009. Costs related to our deferred compensation plan, where amounts recognized are impacted by changes in the value of our common stock and changes in the value of the underlying investments, also increased $5.9 million. Legal fees increased primarily as a result of costs associated with permitting, reserve acquisitions and environmental compliance.

Change in Fair Value of Coal Derivatives and Coal Trading Activities, Net.  Net (gains) losses relate to the net impact of our coal trading activities and the change in fair value of other coal derivatives that have not been designated as hedge instruments in a hedging relationship. During 2010, rising coal prices resulted in losses on derivative instruments positions and trading activities, compared with weaker market conditions in 2009, which resulted in gains.

Gain on Knight Hawk Transaction.  The gain was recognized on our exchange of Illinois Basin reserves for an additional ownership interest in Knight Hawk, an equity method investee operating in the Illinois Basin.

Other Operating Income, Net.  The decrease in net other operating income in 2010 from 2009 is primarily the result of a decrease in income from contract settlements and bookout transactions of $26.4 million, partially offset by an increase in income from our investment in Knight Hawk of $9.3 million.

Operating Segment Results.  The following table shows results by operating segment for year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended December 31,		Increase (Decrease)
	2010	2009	$	%

Powder River Basin
Tons sold (in thousands)	132,350	96,083	36,267	37.8%
Coal sales realization per ton sold(1)	$12.06	$12.43	$(0.37)	(3.0)%
Operating margin per ton sold(2)	$1.09	$0.79	$0.30	38.0%
Adjusted EBITDA(3)	366,375	$233,623	$132,752	56.8%
Western Bituminous
Tons sold (in thousands)	16,311	16,747	(436)	(2.6)%
Coal sales realization per ton sold(1)	$29.61	$29.11	$0.50	1.7%
Operating margin per ton sold(2)	$3.32	$1.55	$1.77	114.2%
Adjusted EBITDA(3)	$138,579	$113,192	$25,387	22.4%
Central Appalachia
Tons sold (in thousands)	14,102	13,286	816	6.1%
Coal sales realization per ton sold(1)	$68.93	$59.58	$9.35	15.7%
Operating margin per ton sold(2)	$13.25	$6.22	$7.03	113.0%
Adjusted EBITDA(3)	$283,787	$201,736	$82,051	40.7%

(1)	Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For 2010, transportation costs per ton were $0.08 for the Powder River Basin, $3.34 for the Western Bituminous region and $4.99 for Central Appalachia. For the 2009, transportation costs per ton were $0.11 for the Powder River Basin, $3.18 for the Western Bituminous region and $2.89 for Central Appalachia.
(2)	Operating margin per ton sold is calculated as coal sales revenues less cost of coal sales and depreciation, depletion and amortization divided by tons sold.
(3)	Adjusted EBITDA is defined as net income attributable to the Company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results. Segment Adjusted EBITDA is reconciled to net income at the end of this “Results of Operations” section.

Powder River Basin — The increase in sales volumes in the Powder River Basin in 2010 when compared with 2009 resulted primarily from the acquisition of the Jacobs Ranch mining operations on October 1, 2009, although improving demand for Powder River Basin coal in the second half of 2010 also had a positive impact on sales volumes. Sales prices during 2010 were slightly lower when compared with 2009, primarily reflecting the roll-off of contracts committed when market conditions were more favorable. On a per-ton basis, operating margins in 2010 increased, as a decrease in per-ton costs offset the effect of lower average sales price. The decrease in per-ton costs resulted from efficiencies achieved from combining the acquired Jacobs Ranch mining operations with our existing Black Thunder operations, as well as a decrease in hedged diesel fuel costs.

Western Bituminous — In the Western Bituminous region, despite a soft steam coal market in the region and the two outages at the Dugout Canyon mine in 2010, sales volumes decreased only slightly compared to 2009. Sales volumes in 2009 were also affected by weaker market conditions that had an impact on our ability to market coal with a high ash content, which resulted from geologic conditions at our West Elk mine, and the decision to reduce production accordingly. A preparation plant at the West Elk mine was placed into service in the fourth quarter of 2010 to address any future quality issues arising from sandstone intrusions similar to those we encountered previously. Despite the detrimental impact in 2009 on our per-ton realizations of selling coal with a higher ash content, our realizations increased only slightly in 2010, due to the soft steam coal market and an unfavorable mix of customer contracts. Effective cost control in the region resulted in the higher per-ton operating margins in 2010, partially offset by the impact of the two outages at the Dugout Canyon mine in 2010.

Central Appalachia — The moderate increase in sales volumes in 2010, when compared with 2009, resulted from the improvement in metallurgical coal demand, partially offset by weaker steam coal demand. We sold approximately 5.5 million of metallurgical-quality coal in 2010 compared to 2.1 million tons in 2009. Because metallurgical coal generally commands a higher price than steam coal, the increase had a favorable impact on our average realizations compared to 2009. The benefit from higher per-ton realizations in 2010, net of sales sensitive costs, drove the improvement in our operating margins over 2009.

Although our sales volumes improved over 2009, production in Central Appalachia was less than expected in the 4th quarter due to the geologic challenges at our Mountain Laurel longwall mine in December referenced in “Items Affecting Comparability of Reported Results.”

Net Interest Expense.  The following table summarizes our net interest expense for year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended		Decrease
	December 31,		in Net Income
	2010	2009	$	%
	(amounts in thousands, except percentages)

Interest expense	$(142,549)	$(105,932)	$(36,617)	(34.6)%
Interest income	2,449	7,622	(5,173)	(67.9)

	$(140,100)	$(98,310)	$(41,790)	(42.5)%

The increase in net interest expense in 2010 compared to 2009 is primarily due to an increase in outstanding senior notes due to the issuance of the 8.75% senior notes in the third quarter of 2009 to finance the acquisition of the Jacobs Ranch mining complex and the issuance of the 7.25% senior notes on August 9, 2010. The proceeds from the issuance 7.25% senior notes were used to redeem a portion of the 6.75% senior notes on September 8, 2010.

In 2009, we recorded interest income of $6.1 million related to a black lung excise tax refund that we recognized in the fourth quarter of 2008.

Other Non-Operating Expense.  The following table summarizes our other non-operating expense for year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended		Decrease
	December 31,		in Net Income
	2010	2009	$	%
	(amounts in thousands, except percentages)

Loss on early extinguishment of debt	$(6,776)	$—	$(6,776)	(100)%

Amounts reported as non-operating consist of income or expense resulting from our financing activities, other than interest costs. The loss on early extinguishment of debt relates to the redemption of $500 million in principal amount of the 6.75% senior notes. The loss includes the payment of $5.6 million of redemption premium and the write-off of $3.3 million of unamortized debt financing costs, partially offset by the write-off of $2.1 million of the original issue premium.

Income Taxes.  Our effective income tax rate is sensitive to changes in and the relationship between annual profitability and the deduction for percentage depletion. The following table summarizes our income taxes for year ended December 31, 2010 and compares it with the information for the year ended December 31, 2009:

	Year Ended		Decrease
	December 31,		in Net Income
	2010	2009	$	%
	(amounts in thousands, except percentages)

Provision for (benefit from) income taxes	$17,714	$(16,775)	$(34,489)	(205.6)%

The income tax provision in 2010 includes a tax benefit of $4.0 million related to the recognition of tax benefits based on settlements with taxing authorities.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Summary.  Our results during 2009 when compared to 2008 were influenced primarily by lower sales volumes due to weak market conditions, a decrease in gains from our coal trading activities, a reduction in 2008 in our valuation allowance against deferred tax assets and higher interest expense.

Revenues.  The following table summarizes information about coal sales during the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended
	December 31,		Decrease
	2009	2008	Amount	%
	(amounts in thousands, except per ton data and percentages)

Coal sales	$2,576,081	$2,983,806	$(407,725)	(13.7)%
Tons sold	126,116	139,595	(13,479)	(9.7)%
Coal sales realization per ton sold	$20.43	$21.37	$(0.94)	(4.4)%

Coal sales decreased in 2009 from 2008 primarily due to lower sales volumes in all operating regions, driven by weak market conditions. Average sales prices during 2009 were lower than during 2008 due primarily to a decrease in metallurgical sales volumes in our Central Appalachia region, which offset the impact of generally higher base pricing on steam coal. We have provided more information about the tons sold and the coal sales realizations per ton by operating segment under the heading “Operating Segment Results.”

Costs, Expenses and Other.  The following table summarizes costs, expenses and other components of operating income for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended		Increase (Decrease)
	December 31,		in Net Income
	2009	2008	$	%
	(dollars in thousands)

Cost of coal sales	$2,070,715	$2,183,922	$113,207	5.2%
Depreciation, depletion and amortization	301,608	293,553	(8,055)	(2.7)
Amortization of acquired sales contracts, net	19,623	(705)	(20,328)	N/A
Selling, general and administrative expenses	97,787	107,121	9,334	8.7
Change in fair value of coal derivatives and coal trading activities, net	(12,056)	(55,093)	(43,037)	(78.1)
Costs related to acquisition of Jacobs Ranch	13,726	—	(13,726)	(100.0)
Other operating income, net	(39,036)	(6,262)	32,774	523.4

Total	$2,452,367	$2,522,536	$70,169	2.8%

Cost of Coal Sales.  Our cost of coal sales decreased in 2009 from 2008 due to the lower sales volumes across all operating segments and a decrease in transportation costs due to a decrease in barge and export sales. We have provided more information about our operating segments under the heading “Operating Segment Results.”

Depreciation, Depletion and Amortization.  When compared with 2008, higher depreciation and amortization costs in 2009 resulted from the acquisition of the Jacobs Ranch mining complex on October 1, 2009 and the amortization of development costs related to the seam at the West Elk mine where we commenced longwall production in the fourth quarter of 2008, partially offset by the impact of lower volume levels on depletion and amortization costs calculated on a units-of-production method. We have provided more information about our operating segments under the heading “Operating Segment Results” and our capital spending in the section entitled “Liquidity and Capital Resources.”

Amortization of Acquired Sales Contracts, Net.  The increase in the amortization of acquired sales contracts, net is the result of the acquisition of the Jacobs Ranch mining operation. The fair values of acquired sales contracts are amortized over the tons of coal shipped during the term of the contract.

Selling, General and Administrative Expenses.  The decrease in selling, general and administrative expenses from 2008 to 2009 was due primarily to a decrease in incentive compensation costs of $8.7 million and a decrease of $4.6 million in costs associated with our deferred compensation plan, where amounts recognized are impacted by changes in the value of our common stock and changes in the value of the underlying investments. Partially offsetting the effect of the decrease in compensation-related costs were an increase in legal and other professional fees of $2.4 million and the $1.5 million expense in 2009 of our five-year pledge to a company participating in the research and development of technologies for capturing carbon dioxide emissions.

Change in Fair Value of Coal Derivatives and Coal Trading Activities, Net.  Net gains relate to the net impact of our coal trading activities and the change in fair value of other coal derivatives that have not been designated as hedge instruments in a hedging relationship. Our coal trading function enabled us to take advantage of the significant price movements in the coal markets during 2008.

Costs Related to Acquisition of Jacobs Ranch.  Costs we incurred during 2009 related to the acquisition of the Jacobs Ranch mining complex were expensed under new accounting rules we adopted in 2009.

Other Operating Income, Net.  The net increase is primarily the result of an increase in net income from bookouts (the offsetting of coal sales and purchase contracts) and contract settlements.

Operating Segment Results.  The following table shows results by operating segment for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended
	December 31,		Increase (Decrease)
	2009	2008	Amount	%
	(amounts in thousands, except per ton data and percentages)

Powder River Basin
Tons sold	96,083	102,557	(6,474)	(6.3)%
Coal sales realization per ton sold(4)	$12.43	$11.30	$1.13	10.0%
Operating margin per ton sold(5)	$0.79	$1.02	$(0.23)	(22.5)%
Adjusted EBITDA(6)	$233,623	$226,342	$7,281	3.2%
Western Bituminous
Tons sold	16,747	20,606	(3,859)	(18.7)%
Coal sales realization per ton sold(4)	$29.11	$27.46	$1.65	6.0%
Operating margin per ton sold(5)	$1.55	$5.69	$(4.14)	(72.8)%
Adjusted EBITDA(6)	$113,192	$202,434	$(89,242)	(44.1)%
Central Appalachia
Tons sold	13,286	16,432	(3,146)	(19.1)%
Coal sales realization per ton sold(4)	$59.58	$66.72	$(7.14)	(10.7)%
Operating margin per ton sold(5)	$6.22	$17.53	$(11.31)	(64.5)%
Adjusted EBITDA(6)	$201,736	$444,425	$(242,689)	(54.6)%

(4)	Coal sales prices per ton exclude certain transportation costs that we pass through to our customers. We use these financial measures because we believe the amounts as adjusted better represent the coal sales prices we achieved within our operating segments. Since other companies may calculate coal sales prices per ton differently, our calculation may not be comparable to similarly titled measures used by those companies. For the year ended December 31, 2009, transportation costs per ton were $0.11 for the Powder River Basin, $3.18 for the Western Bituminous region and $2.89 for Central Appalachia. For the year ended December 31, 2008, transportation costs per ton were $0.03 for the Powder River Basin, $4.54 for the Western Bituminous region and $4.02 for Central Appalachia.
(5)	Operating margin per ton is calculated as coal sales revenues less cost of coal sales and depreciation, depletion and amortization, including amortization of acquired sales contracts, divided by tons sold.
(6)	Adjusted EBITDA is defined as net income attributable to the Company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results. Segment Adjusted EBITDA is reconciled to net income at the end of this “Results of Operations” section.

Powder River Basin — The decrease in sales volume in the Powder River Basin in 2009 when compared with 2008 was due to a decline in demand stemming from weak market conditions. At the Black Thunder mining complex, in response to these conditions, we reduced production and idled one dragline in the fourth quarter of 2008 and another dragline in May 2009, along with the related support equipment. This reduction was partially offset by the impact of the acquisition of the Jacobs Ranch mining operations on October 1, 2009. Increases in sales prices during 2009, when compared with 2008, primarily reflect higher pricing from contracts committed during 2008, when market conditions were more favorable, partially offset by the effect of lower pricing on market-index priced tons and the effect of lower sulfur dioxide allowance pricing. On a per-ton basis, operating margins in 2009 decreased compared to 2008 due to an increase in per-ton costs. The increase in annual per-ton costs, despite our cost containment efforts, resulted primarily from the effect of spreading fixed costs over lower volume levels; however, our per-ton operating costs improved in the fourth quarter of 2009, as a result of synergies achieved from the acquisition of the Jacobs Ranch mining operation.

Western Bituminous — In the Western Bituminous region, we sold fewer tons in 2009 than in 2008 due to the weak market conditions as well as quality issues at the West Elk mining complex. In the first half of 2009, we encountered sandstone intrusions at the West Elk mining complex that resulted in a higher ash content in the coal produced, and declining coal demand had an impact on our efforts to market this coal. As a result of the weak market demand for this coal, we reduced our production levels at the mine. The detrimental impact on our per-ton realizations of selling coal with a higher ash content offset the beneficial impact of the roll-off of lower-priced legacy contracts in 2008. Lower per-ton operating margins during 2009 were the result of the West Elk quality issues and the lower production levels, however, per-ton costs decreased in the fourth quarter as the longwall advanced into more favorable geology, as expected, improving our margins.

Central Appalachia — The decrease in sales volumes in 2009, when compared with 2008, was due to weaker market demand in 2009. In response to the weakened demand, we reduced our production in Central Appalachia by slowing the rate of advance of equipment, by shortening or eliminating shifts at several mining complexes, and by idling an underground mine and certain surface mining equipment at our Cumberland River mining complex in the second quarter of 2009. Economic conditions also adversely impacted demand and pricing for metallurgical coal, and lower per-ton realizations in 2009 compared to 2008 resulted from a decrease in our metallurgical coal sales volumes and pricing. We sold 2.1 million tons of metallurgical-quality coal in 2009 compared to 4.4 million tons in 2008. Because metallurgical coal generally commands a higher price than steam coal, the decrease had a detrimental impact on our average per-ton realizations. In addition to the lower per-ton realizations in 2009, our operating margins were also impacted by an increase in operating costs per ton in 2009 from 2008, due primarily to the lower production levels and the effect of spreading fixed costs over fewer tons.

Net Interest Expense.  The following table summarizes our net interest expense for the year ended December 31, 2009 and compares it with the information for the year ended December 31, 2008:

	Year Ended December 31,		Decrease in Net Income
	2009	2008	$	%
	(dollars in thousands)

Interest expense	$(105,932)	$(76,139)	$(29,793)	(39.1)%
Interest income	7,622	11,854	(4,232)	(35.7)

Total	$(98,310)	$(64,285)	$(34,025)	(52.9)%

The increase in interest expense in 2009 compared to 2008 was primarily due to the issuance of the 8.75% senior notes in July, 2009 and a decrease in capitalized interest costs. Interest costs capitalized were $0.8 million during 2009, compared with $11.7 million during 2008. For more information on our borrowing facilities and ongoing capital improvement and development projects, see the section entitled “Liquidity and Capital Resources.”

During 2009 and 2008, we recorded interest income of $6.1 million and $10.3 million, respectively, related to a black lung excise tax refund.

Income Taxes.  Our effective income tax rate is sensitive to changes in the relationship between annual profitability and percentage depletion. The following table summarizes our income taxes for the year ended December 31, 2009 and compares it with information for the year ended December 31, 2008:

	Year Ended December 31,		Increase in Net Income
	2009	2008	$	%
	(dollars in thousands)

Provision for (benefit from) income taxes	$(16,775)	$41,774	$58,549	140.2%

In 2009, our income taxes were impacted by decreased profitability. The income tax provision in 2008 included a $58.0 million reduction in our valuation allowance against net operating loss and alternative minimum tax credit carryforwards that reduced our income tax provision.

Reconciliation of Segment EBITDA to Net Income

The discussion in “Results of Operations” includes references to our Adjusted EBITDA results. Adjusted EBITDA is defined as net income attributable to the Company before the effect of net interest expense, income taxes, depreciation, depletion and amortization and the amortization of acquired sales contracts. Adjusted EBITDA may also be adjusted for items that may not reflect the trend of future results. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how we calculate Adjusted EBITDA to net income attributable to Arch Coal.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2009

Segment Adjusted EBITDA	$219,122	$159,623	$788,741	$548,551	$873,201
Corporate and other Adjusted EBITDA(1)	(27,676)	(28,177)	(64,622)	(89,890)	(119,964)

Adjusted EBITDA	191,446	131,446	724,119	458,661	753,237
Depreciation, depletion and amortization	(83,537)	(88,519)	(365,066)	(301,608)	(293,553)
Amortization of acquired sales contracts, net	(5,944)	(10,753)	(35,606)	(19,623)	705
Interest expense	(34,580)	(35,083)	(142,549)	(105,932)	(76,139)
Interest income	746	338	2,449	7,622	11,854
Loss on early extinguishment of debt	—	—	(6,776)	—	—
Costs related to acquisition of Jacobs Ranch	—	—	—	(13,726)	—
Income tax (expense) benefit	(12,530)	775	(17,714)	16,775	(41,774)

Net income attributable to Arch Coal	$55,601	$(1,796)	$158,857	$42,169	$354,330

(1)	Corporate and other Adjusted EBITDA includes primarily selling, general and administrative expenses, income from our equity investments, change in fair value of coal derivatives and coal trading activities, net, and, in 2010, the gain on the Knight Hawk transaction.

Liquidity and Capital Resources

Our primary sources of cash are coal sales to customers, borrowings under our credit facilities and other financing arrangements, and debt and equity offerings related to significant transactions. Excluding any significant mineral reserve acquisitions, we generally satisfy our working capital requirements and fund capital expenditures and debt-service obligations with cash generated from operations or borrowings under our credit facility, accounts receivable securitization or commercial paper programs. The borrowings under these arrangements are classified as current if the underlying credit facilities expire within one year or if, based on cash projections and management plans, we do not have the intent to replace them on a long-term basis. Such plans are subject to change based on our cash needs.

We believe that cash generated from operations and borrowings under our credit facilities or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. We manage our exposure to changing commodity prices for our non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements. We enter into fixed price, fixed volume supply contracts with terms greater than one year with customers with whom we have historically had limited collection issues. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions, to repurchase our common shares and to pay dividends will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control.

During the three months ended March 31, 2011, our borrowing levels remained flat, with no borrowings under the senior secured credit facility and accounts receivable securitization program. At March 31, 2011, our debt-to-capitalization ratio (defined as total debt divided by the sum of total debt and equity) was 41% and our availability under lines of credit was $931.4 million.

During the year ended December 31, 2010, we generated record levels of operating cash flows which, when combined with control on capital spending, enabled us to pay down our borrowings under our lines of credit. At December 31, 2010, our debt-to-capitalization ratio (defined as total debt divided by the sum of total debt and equity) was 42%, a decrease of four percentage points from December 31, 2009, and our availability under lines of credit was approximately $970 million.

On August 9, 2010, we issued $500.0 million in aggregate principal amount of 7.25% senior unsecured notes due in 2020 at par. We used the net proceeds from the offering and cash on hand to fund the redemption on September 8, 2010 of $500.0 million aggregate principal amount of our subsidiary Arch Western Finance LLC’s outstanding 6.75% senior notes due in 2013 at a redemption price of 101.125%. As a result of the refinancing, we reduced our 2013 principal maturities by more than half.

On July 31, 2009, we sold 17.0 million shares of our common stock at a public offering price of $17.50 per share pursuant to an automatically effective shelf registration statement on Form S-3 and prospectus previously filed and issued $600 million in aggregate principal amount of 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464% of face amount. On August 6, 2009, we issued an additional 2.55 million shares of our common stock under the same terms and conditions to cover underwriters’ over-allotments. Total net proceeds from these transactions were $896.8 million. We used the net proceeds from these transactions primarily to finance the purchase of the Jacobs Ranch mining complex.

Our indebtedness consisted of the following:

	March 31,	December 31,
	2011	2010	2009

Commercial paper	$60,585	$56,904	$49,453
Indebtedness to banks under credit facilities	—	—	204,000
6.75% senior notes ($450.0 million face value at March 31, 2011 and December 31, 2010 and $950.0 million face value at December 31, 2009) due July 1, 2013	451,456	451,618	954,782
8.75% senior notes ($600.0 million face value) due August 1, 2016	587,572	587,126	585,441
7.25% senior notes ($500.0 million face value) due October 1, 2020	500,000	500,000	—
Other	8,933	14,093	14,011

	1,608,546	1,609,741	1,807,687

Senior Notes

Our subsidiary, Arch Western Finance LLC, has outstanding an aggregate principal amount of $450.0 million of 6.75% senior notes due on July 1, 2013, subsequent to the redemption discussed previously. Interest is payable on the notes on January 1 and July 1 of each year. The senior notes are secured by an intercompany note from Arch Coal to Arch Western. The indenture under which the senior notes were issued contains certain restrictive covenants that limit Arch Western’s ability to, among other things, incur additional debt, sell or transfer assets and make certain investments. The redemption price of the notes, reflected as a percentage of the principal amount, is: 101.125% for notes redeemed prior to July 1, 2011 and 100% for notes redeemed on or after July 1, 2011.

We have outstanding an aggregate principal amount of $600.0 million of 8.75% senior notes due 2016 that were issued at an initial issue price of 97.464% of face amount. Interest is payable on the 8.75% senior notes on February 1 and August 1 of each year. At any time on or after August 1, 2013, we may redeem some or all of the notes. The redemption price, reflected as a percentage of the principal amount, is: 104.375% for notes redeemed between August 1, 2013 and July 31, 2014; 102.188% for notes redeemed between August 1, 2014 and July 31, 2015; and 100% for notes redeemed on or after August 1, 2015. In addition, prior to August 1, 2012, at any time and on one or more occasions, we may redeem an aggregate principal amount of senior notes not to exceed 35% of the original aggregate principal amount of the senior notes outstanding with the proceeds of one or more public equity offerings, at a redemption price equal to 108.750%.

Interest is payable on the 7.25% senior notes due 2020 on April 1 and October 1 of each year, commencing April 1, 2011. The notes are guaranteed by most of our subsidiaries, except for Arch Western and its subsidiaries and Arch Receivable Company, LLC. At any time on or after October 1, 2015, we may redeem some or all of the notes. The redemption price reflected as a percentage of the principal amount is: 103.625% for notes redeemed between October 1, 2015 and September 30, 2016; 102.417% for notes redeemed between October 1, 2016 and September 30, 2017; 101.208% for notes redeemed between October 1, 2017 and September 30, 2018; and 100% for notes redeemed on or after October 1, 2018. In addition, prior to October 1, 2013, at any time and on one or more occasions, we may redeem an aggregate principal amount of senior notes not to exceed 35% of the original aggregate principal amount of the senior notes outstanding with the proceeds of one or more public equity offerings, at a redemption price equal to 107.250%.

The 7.25% and 8.75% senior notes are guaranteed by most of our subsidiaries, except for Arch Western and its subsidiaries and Arch Receivable Company, LLC. Our ability to incur additional debt; pay dividends and make distributions or repurchase stock; make investments; create liens; issue and sell capital stock of subsidiaries; sell assets; enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances to the Company; engage in transactions with affiliates; enter into sale and leasebacks; and merge or consolidate or transfer and sell assets is limited under the agreements, depending on certain financial measurements.

We have filed a universal shelf registration statement on Form S-3 with the SEC that allows us to offer and sell from time to time an unlimited amount of unsecured debt securities consisting of notes, debentures, and other debt securities, common stock, preferred stock, warrants, or units. Related proceeds could be used for general corporate purposes, including repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any related prospectus supplement.

Lines of Credit

Our senior secured credit facility expires on March 31, 2013. Commitments under the senior secured credit facility will be $860.0 million until June 23, 2011, at which time the commitments will decrease to $762.5 million. New commitments may be added to the senior secured credit facility after June 23, 2011, subject to an aggregate maximum lending amount for all banks of $800.0 million. On March 19, 2010, we entered into an amendment of the senior secured credit facility that allows for us to make intercompany loans to our subsidiary, Arch Western Resources, without drawing down the existing loan from Arch Western to us. We had no borrowings outstanding under the senior secured credit facility at March 31, 2011 or December 31, 2010 and $120.0 million outstanding at December 31, 2009. Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to our leverage ratio, as calculated in accordance with the credit agreement governing the senior secured credit facility, as amended. Our senior secured credit facility is secured by substantially all of our assets, as well as our ownership interests in substantially all of our subsidiaries, except our ownership interests in Arch Western Resources. Financial covenants contained in our senior secured credit facility, as amended, consist of a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. The leverage ratio requires that we not permit the ratio of total net debt (as defined in the senior secured credit facility) at the end of any calendar quarter to EBITDA (as defined in the senior secured credit facility) for the four quarters then ended to exceed a specified amount. The interest coverage ratio requires that we not permit the ratio of EBITDA (as defined in the senior secured credit facility) at the end of any calendar quarter to interest expense for the four quarters then ended to be less than a specified amount. The senior secured leverage ratio requires that we not permit the ratio of total net senior secured debt (as defined in the senior secured credit facility) at the end of any calendar quarter to EBITDA (as defined in the senior secured credit facility) for the four quarters then ended to exceed a specified amount. We were in compliance with all financial covenants at March 31, 2011 and December 31, 2010.

We entered into an amendment of our senior secured credit facility on May 9, 2011 and in connection with the consummation of the transactions intend to enter into an amended and restated credit facility which will increase commitments under the facility from $860.0 million to $1.75 billion.

We are party to a $175.0 million accounts receivable securitization program whereby eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The credit facility supporting the borrowings under the program is subject to renewal annually and expires January 30, 2012. Under the terms of the program, eligible trade receivables consist of trade receivables generated by our operating subsidiaries. Actual borrowing capacity is based on the allowable amounts of accounts receivable as defined under the terms of the agreement. On February 24, 2010, we entered into an amendment of the program that revised certain terms to expand the pool of receivables included in the program. We had no borrowings outstanding under the program at March 31, 2011 or December 31, 2010 and had $84.0 million outstanding at December 31, 2009. We had letters of credit outstanding under the securitization program of $76.2 million and $65.5 million as of March 31, 2011 and December 31, 2010, respectively. Although the participants in the program bear the risk of non-payment of purchased receivables, we have agreed to indemnify the participants with respect to various matters. The participants under the program will be entitled to receive payments reflecting a specified discount on amounts funded under the program, including drawings under letters of credit, calculated on the basis of the base rate or commercial paper rate, as applicable. We pay facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with our leverage ratio. Under the program, we are subject to certain affirmative, negative and financial covenants customary for financings of this type, including restrictions related to, among other things, liens, payments, merger or consolidation and amendments to the agreements underlying the receivables pool. A termination event would permit the administrator to terminate the program and enforce any and all rights, subject to cure provisions, where applicable. Additionally, the program contains cross-default provisions, which would allow the administrator to terminate the program in the event of non-payment of other material indebtedness when due and any other event which results in the acceleration of the maturity of material indebtedness.

Commercial Paper

Our commercial paper placement program provides short-term financing at rates that are generally lower than the rates available under our senior secured credit facility. Under the program, as amended, we may sell interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. The commercial paper placement program is supported by a line of credit that is subject to renewal annually and expires January 30, 2012. On March 25, 2010, we entered into an amendment to our commercial paper program which decreased the maximum aggregate principal amount of the program to $75 million from $100 million. We had commercial paper outstanding of $60.6 million at March 31, 2011, $56.9 million at December 31, 2010 and $49.5 million at December 31, 2009. We expect to wind-down the commercial paper placement program upon consummation of the transactions.

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(dollars in thousands)

Cash provided by (used in):
Operating activities	$86,145	$93,331	$697,147	$382,980	$679,137
Investing activities	(93,529)	(65,291)	(389,129)	(1,130,382)	(527,545)
Financing activities	(16,989)	(38,804)	(275,563)	737,891	(86,023)

Cash provided by operating activities decreased slightly in the first quarter of 2011 compared to the first quarter of 2010, due to an increased investment in working capital, primarily trade receivables. March 2011 was a record month for revenues for the Company, resulting in a higher quarter-end balance in trade receivables.

Cash provided by operating activities increased substantially in 2010 compared to 2009, due to increased profits during the year, driven largely by higher sales volumes as discussed in “Results of Operations,” as well as a benefit in 2010 from the timing of payments on accounts and production taxes payable. Cash provided by operating activities decreased in 2009 compared to 2008, primarily as a result of a decrease in our profitability in 2009 when compared with 2008’s record profitability, due to weak coal markets.

Cash used in investing activities in the first quarter of 2011 was $28.2 million more than in the first quarter of 2010, due to investments in and advances to equity-method investees totaling approximately $34.4 million, compared to $10.1 million in 2010. This included approximately $25.0 million to purchase a 38% ownership interest in Millennium Bulk Terminals-Longview, LLC and a $5.5 million milestone payment made to Tenaska Trailblazer Partners, LLC (“Tenaska”), the developer of the Trailblazer Energy Center. During the first quarter of 2011, our capital expenditures were $6.7 million higher than in the first quarter of 2010. The power plant, fueled by low-sulfur coal, will capture and store carbon dioxide for enhanced oil recovery applications. Capital expenditures in the first quarter of 2010 were the lowest quarterly total in the previous six years.

Cash used in investing activities in 2010 was $741.3 million less than in 2009, due to the acquisition of the Jacobs Ranch mining operations in 2009 for $768.8 million. In 2010, we made cash advances to and investments in equity-method investees totaling $46.2 million, compared with $10.9 million in 2009. This included $26.6 million to increase our ownership interest in Knight Hawk to 49% and $9.8 million to acquire a 35% interest in Tenaska. Capital expenditures were $314.7 million during 2010, slightly less than during 2009. During 2010, we made payments of $118.2 million on our Montana leases and spent $26.0 million on the new preparation plant at the West Elk mine that we mentioned previously.

We used $602.8 million more cash in investing activities in 2009 compared to the amount used in 2008, primarily due to the acquisition of the Jacobs Ranch mining operations, partially offset by a $174.2 million reduction in capital expenditures. During 2009, in addition to the last payment of $122.0 million on the Little Thunder federal coal lease, we spent approximately $19.0 million on additional longwall equipment at the West Elk mining complex in Colorado and approximately $38.0 million on a new shovel and haul trucks at the Black Thunder mine in Wyoming. During 2008, in addition to a payment of $122.0 million on the Little Thunder lease, we spent approximately $86.5 million on the construction of the loadout facility at our Black Thunder mine in Wyoming and approximately $132.1 million for the transition to the new reserve area at our West Elk mining complex.

Cash used in financing activities was $21.8 million lower in the than in the first quarter of 2010. As mentioned previously, we did not borrow under our accounts receivable securitization program or senior secured credit facility during the first quarter of 2011. In the first quarter of 2010, we repaid $19.3 million under our various lines of credit. We paid dividends of $16.3 million in the three months ended March 31, 2011 and $14.6 million in the three months ended March 31, 2010.

Cash used in financing activities was $275.6 million during 2010, compared to cash provided by financing activities of $737.9 million during 2009. As mentioned previously, in 2010 we used the net proceeds from the offering of the 7.25% notes and cash on hand to fund the redemption $500.0 million aggregate principal amount of our outstanding 6.75% senior notes due in 2013 at a redemption price of 101.125%. We also repaid approximately $196.6 million under our various financing arrangements during 2010. We paid financing costs of $12.7 million in 2010.

In 2009, we sold 19.55 million shares of our common stock at a public offering price of $17.50 per share and issued $600 million in aggregate principal amount of 8.750% senior unsecured notes due 2016. Total net proceeds from these transactions were $896.8 million. We used the net proceeds from these transactions primarily to finance the purchase of the Jacobs Ranch mining complex. As a result of these transactions, we were able to reduce outstanding borrowings under credit facilities, repaying approximately $85.8 million during 2009. We paid financing costs of $29.6 million in 2009.

Cash used in financing activities was $86.0 million during 2008. In 2008, we repurchased 1.5 million shares of common stock under our share repurchase program at an average price of $35.62 per share.

We paid dividends of $63.4 million in 2010, $55.0 million in 2009 and $48.8 million in 2008.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to combined fixed charges and preference dividends for the periods indicated:

	Three
	Months
	Ended
	March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008		2007		2006

Ratio of earnings to combined fixed charges and preference dividends(1)	2.84	x	0.92	x	2.17	x	1.26	x	4.91	x	2.37	x	3.86x

(1)	Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2010 and does not give effect to the transactions:

	Payments Due by Period
	2011	2012-2013	2014-2015	After 2016	Total
	(dollars in thousands)

Long-term debt, including related interest	$190,366	$673,063	$177,500	$1,302,813	$2,343,742
Operating leases	31,862	53,109	37,496	18,131	140,598
Coal lease rights	60,881	82,368	44,727	69,412	257,388
Coal purchase obligations	86,029	119,949	135,220	134,931	476,129
Unconditional purchase obligations	149,039	16,337	17,332	48,089	230,797

Total contractual obligations	$518,177	$944,826	$412,275	$1,573,376	$3,448,654

Our maturities of debt in 2011 include amounts borrowed that are supported by credit facilities that have a term of less than one year and amounts borrowed under credit facilities with terms longer than one year that we do not intend to refinance on a long-term basis, based on cash projections. The related interest on long-term debt was calculated using rates in effect at December 31, 2010 for the remaining term of outstanding borrowings.

Coal lease rights represent non-cancelable royalty lease agreements, as well as lease bonus payments due.

Our coal purchase obligations include purchase obligations in the over-the-counter market, as well as unconditional purchase obligations with coal suppliers. Additionally, they include coal purchase obligations incurred with the sale of certain Central Appalachia operations in 2005 to supply ongoing customer sales commitments.

Unconditional purchase obligations include open purchase orders and other purchase commitments, which have not been recognized as a liability. The commitments in the table above relate to contractual commitments for the purchase of materials and supplies, payments for services and capital expenditures.

The table above excludes our asset retirement obligations. Our consolidated balance sheet reflects a liability of $334.3 million for asset retirement obligations that arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Asset retirement obligations are recorded at fair value when incurred and accretion expense is recognized through the expected date of settlement. Determining the fair value of asset retirement obligations involves a number of estimates, as discussed in the section entitled “Critical Accounting Policies,” including the timing of payments to satisfy the obligations. The timing of payments to satisfy asset retirement obligations is based on numerous factors, including mine closure dates. You should see the notes to our consolidated financial statements for more information about our asset retirement obligations.

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension and postretirement benefit plans and worker’s compensation obligations. The timing of contributions to our pension plans varies based on a number of factors, including changes in the fair value of plan assets and actuarial assumptions. You should see the section entitled “Critical Accounting Policies” for more information about these assumptions. In order to achieve a desired funded status, we expect to make contributions of $37.6 million to our pension plans in 2011. You should see the notes to our consolidated financial statements for more information about the amounts we have recorded for workers’ compensation and pension and postretirement benefit obligations.

The table above excludes future contingent payments of up to $85.9 million related to development financing for certain of our equity investees. Our obligation to make these payments, as well as the timing of any payments required, is contingent upon a number of factors, including project development progress, receipt of permits and the obtaining of construction financing.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

We use a combination of surety bonds, corporate guarantees (e.g., self bonds) and letters of credit to secure our financial obligations for reclamation, workers’ compensation, coal lease obligations and other obligations as follows as of December 31, 2010:

			Workers’
	Reclamation	Lease	Compensation
	Obligations	Obligations	Obligations	Other	Total
	(dollars in thousands)

Self bonding	$406,203	$—	$—	$—	$406,203
Surety bonds	213,600	50,848	12,200	25,060	301,708
Letters of credit	—	—	50,963	14,527	65,490

We have agreed to continue to provide surety bonds and letters of credit for the reclamation and retiree healthcare obligations of the properties we sold to Magnum. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. The surety bonding amounts are mandated by the state and are not directly related to the estimated cost to reclaim the properties. Patriot Coal Corporation acquired Magnum in July 2008, and has posted letters of credit in the Company’s favor for $32.7 million. At March 31, 2011, we had $86.6 million of surety bonds related to properties sold to Magnum, which are included in the table.

Magnum also acquired certain coal supply contracts with customers who have not consented to the assignment of the contract to Magnum. We have committed to purchase coal from Magnum to sell to those customers at the same price we are charging the customers for the sale. In addition, certain contracts have been assigned to Magnum, but we have guaranteed Magnum’s performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then we would be required to purchase coal on the open market or supply contracts from our existing operations. At market prices effective at March 31, 2011, the cost of purchasing 11.1 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $429.3 million, and the cost of purchasing 1.3 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $28.1 million. We do not believe that it is probable that we would have to purchase replacement coal. If we would have to perform under these guarantees, it could potentially have a material adverse effect on our business, results of operations and financial condition.

In connection with the acquisition of the coal operations of Atlantic Richfield Company (“ARCO”) and the simultaneous combination of the acquired ARCO operations and our Wyoming operations into the Arch Western joint venture, we agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If we were to become liable, the maximum amount of potential future tax payments was $28.2 million at March 31, 2011. Since the indemnification is dependent upon the initiation of activities within our control and we do not intend to initiate such activities, it is remote that we will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on our business, results of operations and financial condition.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with our audit committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. We have provided a description of all significant accounting policies in the notes to our consolidated financial statements. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Derivative Financial Instruments

The Company generally utilizes derivative instruments to manage exposures to commodity prices. Additionally, the Company may hold certain coal derivative instruments for trading purposes. Derivative financial instruments are recognized in the balance sheet at fair value. Certain coal contracts may meet the definition of a derivative instrument, but because they provide for the physical purchase or sale of coal in quantities expected to be used or sold by the Company over a reasonable period in the normal course of business, they are not recognized on the balance sheet.

Certain derivative instruments are designated as the hedge instrument in a hedging relationship. In a fair value hedge, we hedge the risk of changes in the fair value of a firm commitment, typically a fixed-price coal sales contract. Changes in both the hedged firm commitment and the fair value of a derivative used as a hedge instrument in a fair value hedge are recorded in earnings. In a cash flow hedge, we hedge the risk of changes in future cash flows related to a forecasted purchase or sale. Changes in the fair value of the derivative instrument used as a hedge instrument in a cash flow hedge are recorded in other comprehensive income. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings and are classified in a manner consistent with the transaction being hedged.

Any ineffective portion of a hedge is recognized immediately in earnings. Ineffectiveness was insignificant for the years ended December 31, 2010 and 2009.

We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives for undertaking various hedge transactions. We evaluate the effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis.

Asset Retirement Obligations

Our asset retirement obligations arise from SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Our asset retirement obligations are initially recorded at fair value, or the amount at which the obligations could be settled in a current transaction between willing parties. This involves determining the present value of estimated future cash flows on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, reclamation costs and assumptions regarding productivity. We estimate disturbed acreage based on approved mining plans and related engineering data. Since we plan to use internal resources to perform the majority of our reclamation activities, our estimate of reclamation costs involves estimating third-party profit margins, which we base on our historical experience with contractors that perform certain types of reclamation activities. We base productivity assumptions on historical experience with the equipment that we expect to utilize in the reclamation activities. In order to determine fair value, we discount our estimates of cash flows to their present value. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing. In 2009, we added $75.1 million to our liability for asset retirement obligations as a result of the acquisition of the Jacobs Ranch mining complex.

Accretion expense is recognized on the obligation through the expected settlement date. Accretion expense was $26.6 million in 2010 and $23.4 million in 2009. On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, changes in the timing of reclamation activities, and revisions to cost estimates and productivity assumptions, to reflect current experience. Adjustments to the liability resulting from changes in estimates were an increase in the liability of $8.9 million in 2010 and a decrease in the liability of $43.7 million in 2009. The 2009 reduction in the liability resulted from changes to the Black Thunder mine’s pit configuration upon the integration the Jacobs Ranch mining operations. Any difference between the recorded amount of the liability and the actual cost of reclamation will be recognized as a gain or loss when the obligation is settled. We expect our actual cost to reclaim our properties will be less than the expected cash flows used to determine the asset retirement obligation. At December 31, 2010, our balance sheet reflected asset retirement obligation liabilities of $343.1 million, including amounts classified as a current liability. As of December 31, 2010, we estimate the aggregate undiscounted cost of final mine closures to be approximately $682.5 million.

Goodwill

Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is tested for impairment annually as of the beginning of the fourth quarter, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level, which is our Black Thunder mining complex. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of selling prices and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Stock-Based Compensation

The compensation cost of all stock-based awards is determined based on the grant-date fair value of the award, and is recognized in income over the requisite service period (typically the vesting period of the award). The grant-date fair value of option awards is determined using a Black-Scholes option pricing model. For awards paid out in a combination of cash and stock, the cash portion of the plan is accounted for as a liability, based on the estimated payout under the awards. The stock portion is recorded utilizing the grant-date fair value of the award, based on a lattice model valuation. Compensation cost for an award with performance conditions is accrued if it is probable that the conditions will be met.

Employee Benefit Plans

We have non-contributory defined benefit pension plans covering certain of our salaried and hourly employees. Benefits are generally based on the employee’s age and compensation. We fund the plans in an amount not less than the minimum statutory funding requirements or more than the maximum amount that can be deducted for federal income tax purposes. We contributed cash of $17.3 million in 2010 and $18.8 million in 2009 to the plans. The actuarially-determined funded status of the defined benefit plans is reflected in the balance sheet.

The calculation of our net periodic benefit costs (pension expense) and benefit obligation (pension liability) associated with our defined benefit pension plans requires the use of a number of assumptions that we deem to be “critical accounting estimates.” Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions.

•	The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The pension plan’s investment targets are 65% equity, 30% fixed income securities and 5% cash. Investments are rebalanced on a periodic basis to approximate these targeted guidelines. The long-term rate of return assumption used to determine pension expense was 8.5% for 2010 and 2009. The long-term rate of return assumptions are less than the plan’s actual life-to-date returns. Any difference between the actual experience and the assumed experience is recorded in other comprehensive income and amortized into earnings in the future. The impact of lowering the expected long-term rate of return on plan assets 0.5% for 2010 would have been an increase in expense of approximately $1.1 million.

•	The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected, accumulated and vested benefit obligations and the service and interest cost components of the net periodic pension cost. In estimating that rate, rates of return on high-quality fixed-income debt instruments are required. We utilize a bond portfolio model that includes bonds that are rated “AA” or higher with maturities that match the expected benefit payments under the plan. The discount rate used to determine pension expense was 5.97% for 2010 and 6.85% for 2009. The impact of lowering the discount rate 0.5% for 2010 would have been an increase in expense of approximately $3.6 million.

The differences generated from changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period, which represents the average amount of time before participants vest in their benefits.

For the measurement of our 2010 year-end pension obligation and pension expense for 2011, we used a discount rate of 5.71%.

We also currently provide certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. During 2009, we notified participants of the retiree medical plan of a plan change increasing the retirees’ responsibility for medical costs. Our current funding policy is to fund the cost of all postretirement benefits as they are paid. We account for our other postretirement benefits in accordance with our overall defined benefit plans policy and require that the actuarially-determined funded status of the plans be recorded in the balance sheet.

Actuarial assumptions are required to determine the amounts reported as obligations and costs related to the postretirement benefit plan. The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year-end and is calculated in the same manner as discussed above for the pension plan. The discount rate used to calculate the postretirement benefit expense was 5.67% for 2010. The 2009 plan change referenced above resulted in a remeasurement of the postretirement benefit obligation, which included a decrease in the discount rate from 6.85% to 5.68%. The remeasurement resulted in a decrease in the liability of $21.0 million, with a corresponding increase to other comprehensive income, and will result in future reductions in costs under the plan.

Had the discount rate been lowered by 0.5% in 2010, we would have incurred additional expense of $0.2 million.

For the measurement of our year-end other postretirement obligation for 2010 and postretirement expense for 2011, we used a discount rate of 5.23%.

Income Taxes

We provide for deferred income taxes for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. We initially recognize the effects of a tax position when it is more than 50 percent likely, based on the technical merits, that the position will be sustained upon examination, including resolution of the related appeals or litigation processes, if any. Our determination of whether or not a tax position has met the recognition threshold considers the facts, circumstances and information available at the reporting date. A valuation allowance may be recorded to reflect the amount of future tax benefits that management believes are not likely to be realized. We reassess our ability to realize our deferred tax assets annually in the fourth quarter or when circumstances indicate that the ability to realize deferred tax assets has changed. In determining the appropriate valuation allowance, we take into account expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record additional valuation allowance through income tax expense in the period such determination is made.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ICG

The information contained in the following section does not reflect Arch Coal’s acquisition of ICG (per the accounting guidance for business combinations). This “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ICG” should be read in conjunction with the financial statements and related notes of ICG, which are included and incorporated by reference into this prospectus supplement.

Overview

ICG produces, processes and sells coal from 13 regional mining complexes, which, as of December 31, 2010 were supported by 13 active underground mines, 10 active surface mines and 11 preparation plants located throughout West Virginia, Kentucky, Virginia, Maryland and Illinois. ICG has three reportable business segments, which are based on the coal regions in which it operates: (i) Central Appalachian, comprised of both surface and underground mines, (ii) Northern Appalachian, also comprised of both surface and underground mines and (iii) Illinois Basin, representing one underground mine. For more information about ICG’s reportable business segments, please see its audited consolidated financial statements and the notes thereto included and incorporated by reference in this prospectus supplement. ICG also brokers coal produced by others, the majority of which is shipped directly from the third-party producer to the ultimate customer. ICG’s coal sales are primarily to large utilities and industrial customers in the eastern region of the United States and domestic and international steel companies and brokers. In addition, ICG generates other revenues from contract mining income, coalbed methane sales, ash disposal services, equipment and parts sales, equipment rebuild and maintenance services, royalties and coal handling and processing income.

ICG’s primary expenses are wages and benefits, repair and maintenance, diesel fuel, blasting supplies, coal transportation, purchased coal, royalties, freight and handling and taxes incurred in selling its coal.

Certain Trends and Economic Factors Affecting the Coal Industry

ICG’s revenues depend on the price at which it is able to sell its coal. The pricing environment for domestic steam and metallurgical coal during 2010 strengthened from the weak pricing experienced throughout most of 2009. Thermal coal prices and demand began to rapidly recover by mid-2010 driven by economic recovery, favorable weather and declining supply. Despite some weakening during the fourth quarter, thermal prices closed 2010 at significantly higher levels when compared to 2009. Metallurgical pricing also rebounded strongly throughout the year from the recessionary levels of 2009, again driven by global economic recovery. At the end of 2010, massive flooding in Australia created metallurgical supply shortages that continued to drive prices even higher. Conversely, continued regulatory constraints and rapidly increasing global commodity prices may significantly increase ICG’s costs, resulting in lower margins.

For additional information regarding some of the risks and uncertainties that affect ICG’s business and the industry in which it operates, see “Risk Factors — Risks Related to ICG’s Business” and “— Risks to ICG Relating to Governmental Regulation.”

Critical Accounting Policies and Estimates

ICG’s financial statements are prepared in accordance with accounting principles that are generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management evaluates its estimates on an on-going basis. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from the estimates used. ICG’s actual results have generally not differed materially from its estimates. However, ICG monitors such differences and, in the event that actual results are significantly different from those estimated, it discloses any related impact on its results of operations, financial position and cash flows. Note 2 to ICG’s audited consolidated financial statements for the year ended December 31, 2010, included and incorporated herein by reference, provides a description of its significant accounting policies.

ICG believes that of these significant accounting policies, the following involve a higher degree of judgment or complexity:

Revenue Recognition

Coal revenues result from sales contracts (long-term coal agreements or purchase orders) with electric utilities, industrial companies or other coal-related organizations, primarily in the eastern United States. Revenue is recognized and recorded when shipment or delivery to the customer has occurred, prices are fixed or determinable and the title or risk of loss has passed in accordance with the terms of the sales agreement. Under the typical terms of these agreements, risk of loss transfers to the customers at the mine or port, when the coal is loaded on the rail, barge, truck or other transportation sources that deliver coal to its destination.

Coal sales revenues also result from the sale of brokered coal produced by others. The revenues related to brokered coal sales are included in coal sales revenues on a gross basis and the corresponding cost of the coal from the supplier is recorded in cost of coal sales in accordance with ASC Subtopic 605-45, Principal Agent Considerations.

Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.

Other revenues primarily consist of contract mining income, coalbed methane sales, ash disposal services, equipment and parts sales, equipment rebuild and maintenance services, royalties and coal handling and processing income. With respect to other revenues recognized in situations unrelated to the shipment of coal, ICG carefully reviews the facts and circumstances of each transaction and does not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Advance payments received are deferred and recognized in revenue when earned.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents management’s best estimate of the amount of probable credit losses in ICG’s existing accounts receivable. ICG establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. Management regularly reviews collectability and establishes or adjusts the allowance as necessary. Although ICG believes the estimate of credit losses it has made is reasonable and appropriate, inability to collect outstanding accounts receivable amounts could materially impact its reported financial results.

Reclamation

ICG’s asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. ICG records these reclamation obligations according to the provisions of ASC Topic 410, Asset Retirement and Environmental Obligations (“ASC 410”). ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. Fair value of reclamation liabilities is determined based on the present value of the estimated future expenditures. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. If the assumptions used to estimate the liability do not materialize as expected or regulatory changes were to occur, reclamation costs or obligations to perform reclamation and mine closure activities could be materially different than currently estimated. To settle the liability, the mine property is reclaimed and, to the extent there is a difference between the liability and the amount of cash paid to perform the reclamation, a gain or loss upon settlement is recognized. On at least an annual basis, ICG reviews its entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures and revisions to cost estimates and productivity assumptions to reflect current experience. At December 31, 2010, ICG had recorded asset retirement obligation liabilities of $79.1 million, including amounts reported as current liabilities. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2010, ICG estimates that the aggregate undiscounted cost of final mine closure is approximately $155.5 million.

Advance Royalties

ICG is required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The recoupable minimum royalty payments are capitalized and amortized based on the units-of-production method at a rate defined in the lease agreement once mining activities begin. Unamortized deferred royalty costs are expensed when mining has ceased or a decision is made not to mine on such property. ICG has recorded an allowance for such circumstances based upon management’s plans for the continuing operation of existing mine sites or for when properties will be developed and/or mined. ICG believes the estimate for losses is appropriate. However, actual amounts that ICG recoups through mining activity could vary resulting in a material impact to its financial results.

Inventories

Coal inventories are stated at lower of average cost or market and represent coal contained in stockpiles, including those tons that have been mined and hauled to ICG’s loadout facilities, but not yet shipped to customers. These inventories are stated in clean coal equivalent tons and take into account any loss that may occur during the processing stage. Coal must be of a quality that can be sold on existing sales orders to be carried as coal inventory. Coal inventory volumes are determined through survey procedures. The surveys involve assumptions, inherent uncertainties and the application of management judgment.

Parts and supplies inventories are valued at average cost, less an allowance for obsolescence. ICG establishes provisions for losses in parts and supplies inventory values through analysis of turnover of inventory items and adjust the allowance as necessary.

Although ICG believes the estimates it has made with respect to the valuation of its coal and parts and supplies inventories are reasonable and appropriate, changes in assumptions (coal inventories) or actual utilization of items (parts and supplies inventories) could materially impact its reported financial results.

Depreciation, Depletion and Amortization

Property, plant, equipment and mine development, which includes coal lands and mineral rights, are recorded at cost, which includes construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Mine development, coal lands and mineral rights costs are amortized or depleted using the units-of-production method, based on estimated recoverable tons. There are uncertainties inherent in estimating quantities of recoverable tons related to particular mine development, coal lands and mineral rights areas. Recoverable tons contained in an area are based on engineering estimates which can, and often do, change as the tons are mined. Any change in the number of recoverable tons contained in mine development, coal lands and mineral rights areas will result in a change in the depletion or amortization rate and corresponding expense. For the year ended December 31, 2010, ICG recognized $7.8 million of depletion expense.

Other property, plant and equipment are depreciated using the straight-line method based on estimated useful lives.

Coal Reserves

There are numerous uncertainties inherent in estimating quantities of economically recoverable coal reserves, many of which are beyond ICG’s control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about ICG’s reserves consists of estimates based on engineering, economic and geological data assembled by its internal engineers and geologists. Reserve estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions, sales or dispositions of coal properties will also change the amount of economically recoverable coal reserves. Some of the factors and assumptions that impact economically recoverable reserve estimates include geological conditions, historical production from the area compared with production from other producing areas, the assumed effects of regulations and taxes by governmental agencies, assumptions governing future prices and future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and the classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to these reserves will likely vary from estimates, and these variances may be material. At December 31, 2010, ICG estimates that it had 1.1 billion tons of coal reserves.

Asset Impairments

ICG follows ASC Subtopic 360-10-45, Impairment or Disposal of Long-Lived Assets, which requires that projected future cash flows from use and disposition of assets be compared with the carrying amounts of those assets when impairment indicators are present. When the sum of projected cash flows is less than the carrying amount, impairment losses are indicated. If the fair value of the assets is less than the carrying amount of the assets, an impairment loss is recognized. In determining such impairment losses, discounted cash flows or asset appraisals are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closure obligations are accelerated and the mine closure accrual is increased accordingly. To the extent it is determined asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized. Recognition of an impairment will decrease asset values, increase operating expenses and decrease net income. In December 2008, ICG made the decision to permanently close its Sago mine during the first quarter of 2009. Upon making this decision, ICG performed an impairment test of related mine development costs, which resulted in a $7.2 million non-cash impairment charge to reduce the carrying amount of these assets to their estimated fair value. There were no other impairment charges related to long-lived assets recognized in the periods covered by ICG’s audited financial statements that are included and incorporated by reference in this prospectus supplement as a result of ICG’s impairment tests.

Financial Instruments

Pursuant to ASC Subtopic 470-20, Debt with Conversion and Other Options, ICG’s convertible notes are accounted for as convertible debt and the embedded conversion option in the convertible notes has been accounted for as a component of equity.

Coal Supply Agreements

ICG’s below-market coal supply agreements (sales contracts) represent coal supply agreements acquired through acquisitions accounted for as business combinations for which the prevailing market price for coal specified in the contract was in excess of the contract price. In accordance with ASC Topic 805, Business Combinations, value was based on discounted cash flows resulting from the difference between the below-market contract price and the prevailing market price at the date of acquisition. The below-market coal supply agreements are amortized on the basis of tons shipped over the term of the respective contract. Determination of fair value requires management judgment and often involves the use of significant estimates and assumptions.

Share Based Compensation

ICG accounts for its share based awards in accordance with ASC Topic 718, Compensation — Stock Compensation. Share based compensation expense is generally measured at the grant date and recognized as expense over the vesting period of the award. ICG utilizes restricted stock, restricted stock units and stock options as part of its share based compensation program. Determining fair value requires ICG to make a number of assumptions, including expected volatility, expected term and risk-free interest rate. Expected volatility is estimated using both historical and market data. Expected term is based on historical data and expected behavior. Risk-free interest rates are based on the rates of zero coupon U.S. Treasury bonds with similar maturities on the date of grant. The assumptions used in calculating the fair value of share based awards represent ICG’s best estimates and involve inherent uncertainties and the application of management judgment. Although ICG believes the assumptions and estimates it has made are reasonable and appropriate, different assumptions could materially impact its reported financial results.

Debt Issuance Costs

Debt issuance costs reflect fees incurred to obtain financing. Debt issuance costs related to ICG’s outstanding debt are amortized over the life of the related debt. From time to time, ICG writes-off deferred financing fees as a result of amending or canceling related debt and/or credit agreements. Such write-offs could be material and occur in the period that the amendment or cancellation occurs.

Income Taxes

ICG accounts for income taxes in accordance with ASC 740, which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. ASC 740 also requires that deferred tax assets, if it is more likely than not that some portion or all of the deferred tax asset will not be realized, be reduced by a valuation allowance. In evaluating the need for a valuation allowance, ICG takes into account various factors, including the timing of the realization of deferred tax liabilities, the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, ICG may record a change to the valuation allowance through income tax expense in the period the determination is made.

A tax position is initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by applicable tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts.

Postretirement Medical Benefits

Some of ICG’s subsidiaries have liabilities for postretirement benefit cost obligations. Liabilities for postretirement benefits are not funded. The liability is actuarially determined and ICG uses various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for postretirement benefits. The discount rate assumption reflects the rates available on a hypothetical portfolio of high-quality fixed income debt instruments whose cash flows match the timing and amount of expected benefit payments. ICG’s estimates of these costs are adjusted based upon actuarially determined amounts using a rate of 5.50% as of December 31, 2010. If ICG were to decrease its estimate of the discount rate to 4.50%, the present value of its postretirement liability would increase by approximately $8.9 million. If ICG were to increase its estimate of the discount rate to 6.50%, the present value of its postretirement liability would decrease by approximately $7.0 million. ICG makes assumptions related to future trends for medical care costs in the estimates of retiree healthcare and work-related injury and illness obligations. The future healthcare cost trend rate represents the rate at which healthcare costs are expected to increase over the life of the plan. The healthcare cost trend rate assumptions are determined primarily based upon ICG’s, and its predecessor’s, historical rate of change in retiree healthcare costs. The postretirement expense in the operating period ended December 31, 2010 was based on an assumed health care inflationary rate of 7.1% in the operating period decreasing to 4.7% in 2081, which represents the ultimate healthcare cost trend rate for the remainder of the plan life. A one-percentage point increase in the assumed ultimate healthcare cost trend rate would increase the service and interest cost components of the postretirement benefit expense for the year ended December 31, 2010 by $1.6 million and increase the accumulated postretirement benefit obligation at December 31, 2010 by $9.4 million. A one-percentage point decrease in the assumed ultimate healthcare cost trend rate would decrease the service and interest cost components of the postretirement benefit expense for the year ended December 31, 2010 by $1.3 million and decrease the accumulated postretirement benefit obligation at December 31, 2010 by $7.6 million. If ICG’s assumptions do not materialize as expected or if regulatory changes were to occur, actual cash expenditures and costs that it incurs could differ materially from its current estimates.

Workers’ Compensation

Workers’ compensation is a system by which individuals who sustain personal injuries due to job-related accidents are compensated for their disabilities, medical costs and, on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who suffer fatal injuries receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own rules and regulations regarding compensation that is owed to an employee who is injured in the course of employment or the beneficiary of an employee that suffers fatal injuries in the course of employment. ICG’s operations are covered through a combination of participation in a state run program and insurance policies. Its estimates of these costs are adjusted based upon actuarially determined amounts using a discount rate of 4.5% as of December 31, 2010. The discount rate assumption reflects the rates available on a hypothetical portfolio of high-quality fixed income debt instruments whose cash flows match the timing and amount of expected benefit payments. If ICG were to decrease its estimate of the discount rate to 3.5%, the present value of its workers’ compensation liability would increase by approximately $0.5 million. If ICG were to increase its estimate of the discount rate to 5.5%, the present value of its workers’ compensation liability would decrease by approximately $0.4 million. At December 31, 2010, ICG has recorded an accrual of $10.4 million for workers’ compensation benefits. Actual losses may differ from these estimates, which could increase or decrease ICG’s costs.

Coal Workers’ Pneumoconiosis

ICG is responsible under various federal statutes, and various states’ statutes, for the payment of medical and disability benefits to eligible employees resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). Its operations are covered through a combination of participation in a state run program and insurance policies. ICG accrues for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Its estimates of these costs are adjusted based upon actuarially determined amounts using a discount rate of 5.5% as of December 31, 2010. The discount rate assumption reflects the rates available on a hypothetical portfolio of high-quality fixed income debt instruments whose cash flows match the timing and amount of expected benefit payments. If ICG were to decrease its estimate of the discount rate to 4.5%, the present value of its black lung benefit liability would increase by approximately $5.2 million. If ICG were to increase its estimate of the discount rate to 6.5%, the present value of its black lung benefit liability would decrease by approximately $4.0 million. At December 31, 2010, ICG has recorded an accrual of $26.3 million for black lung benefits. Individual losses in excess of $0.5 million at the state level and $0.5 million at the federal level are covered by ICG’s large deductible stop loss insurance. Actual losses may differ from these estimates, which could increase or decrease its costs.

Coal Industry Retiree Health Benefit Act of 1992

The Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”) provides for the funding of health benefits for certain union retirees and their spouses or dependants. The Coal Act established the Combined Fund into which employers who are “signatory operators” and “related persons” are obligated to pay annual premiums for beneficiaries. The Coal Act also created a second benefit fund for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. Upon the consummation of the business combination with Anker, ICG assumed Anker’s Coal Act liabilities, which were estimated to be $1.4 million at December 31, 2010. Actual losses may differ from these estimates, which could increase or decrease its costs. ICG’s estimates of these costs are adjusted based upon actuarially determined amounts using a discount rate of 4.75% as of December 31, 2010. The discount rate assumption reflects the rates available on a hypothetical portfolio of high-quality fixed income debt instruments whose cash flows match the timing and amount of expected benefit payments. If ICG were to decrease its estimate of the discount rate to 3.75%, the present value of its Coal Act liability would increase by approximately $0.1 million. If ICG were to increase its estimate of the discount rate to 5.75%, the present value of its Coal Act liability would decrease by approximately $0.1 million. Prior to the business combination with Anker, ICG did not have any liability under the Coal Act.

Corporate Vacation Policy

During 2009, ICG changed its policy related to when employees are credited with vacation time. Under the original policy, employees earned their vacation in the year prior to vesting, and were vested with 100% of their annual vacation time on January 1st of each year. Under the revised policy, employees are vested in their vacation time ratably throughout the year as it is earned. Accordingly, ICG did not record accruals in 2009 for vacation time to be vested in 2010. If it continued to account for vacation under the old policy, it would have recognized additional cost of coal sales, cost of other revenues and selling, general and administrative expenses of $7.0 million, $0.4 million and $0.5 million, respectively, for the year ended December 31, 2009.

Results of Operations

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

The following table depicts revenues for the three months ended March 31, 2011 and 2010 for the indicated categories:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$ or Tons	%
	(in thousands, except percentages and per ton data)

Coal sales revenues	$283,711	$270,490	$13,221	5%
Freight and handling revenues	7,152	9,377	(2,225)	(24)%
Other revenues	11,126	8,727	2,399	27%

Total revenues	$301,989	$288,594	$13,395	5%

Tons sold	3,851	4,323	(472)	(11)%
Coal sales revenue per ton	$73.67	$62.57	$11.10	18%

The following table depicts coal sales revenues by reportable segment for the three months ended March 31, 2011 and 2010:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Central Appalachian	$179,359	$178,964	$395	*
Northern Appalachian	79,080	60,365	18,715	31%
Illinois Basin	25,272	23,536	1,736	7%
Ancillary	—	7,625	(7,625)	(100)%

Total coal sales revenues	$283,711	$270,490	$13,221	5%

The following table depicts tons sold by reportable segment for the three months ended March 31, 2011 and 2010:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	Tons	%
	(in thousands, except percentages)

Central Appalachian	2,240	2,473	(233)	(9)%
Northern Appalachian	957	1,069	(112)	(10)%
Illinois Basin	654	651	3	*
Ancillary	—	130	(130)	(100)%

Total tons sold	3,851	4,323	(472)	(11)%

*	not meaningful

Coal Sales Revenues — Coal sales revenues increased for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 due to an increase in sales realization of $11.10 per ton resulting primarily from favorable pricing of metallurgical coal in the first quarter of 2011. Partially offsetting the effect of increased prices was an 11% decrease in tons sold, largely due to weaker thermal coal demand and inconsistent rail service.

Central Appalachian.  Coal sales revenues from ICG’s Central Appalachian segment for the three months ended March 31, 2011 remained relatively consistent despite increased sales realization of $7.71 per ton due to increased participation in the metallurgical market. Favorable pricing was offset by a 9% decrease in tons sold under thermal coal supply agreements.

Northern Appalachian.  For the three months ended March 31, 2011, ICG’s Northern Appalachian coal sales revenues increased compared to the three months ended March 31, 2010 as a result of increased sales realization of $26.22 per ton due to increased sales of metallurgical coal, partially offset by a 10% decrease in total tons sold.

Illinois Basin.  The increase in coal sales revenues from ICG’s Illinois Basin segment for the three months ended March 31, 2011 was primarily due to an increase in sales realization of $2.47 per ton as a result of increased prices that went in effect in January 2011 on certain coal supply agreements, while tons sold remained relatively consistent compared to the three months ended March 31, 2010.

Ancillary.  ICG’s Ancillary segment’s coal sales revenues represent coal sold under brokered coal contracts, all of which were legacy contracts obtained in conjunction with business combinations. For the three months ended March 31, 2011, ICG had no Ancillary coal sales revenues as all such coal supply agreements expired subsequent to the three months ended March 31, 2010.

Freight and Handling Revenues — Freight and handling revenues represent reimbursement of freight and handling costs for certain shipments for which ICG initially pays the costs and is then reimbursed by the customer. Freight and handling revenues and costs decreased for the three months ended March 31, 2011 compared to the three months ended March 31, 2010, primarily due to a decrease in sales volumes on shipments with related freight and handling.

Other Revenues — The increase in other revenues for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 was primarily due to an increase in contract mining revenue of $1.4 million, as well as a $0.9 million increase related to the sale of parts and supplies during the three months ended March 31, 2011.

Costs and Expenses

The following table depicts cost of operations for the three months ended March 31, 2011 and 2010 for the indicated categories:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages and per ton)

Cost of coal sales	$217,964	$220,065	$(2,101)	(1)%
Freight and handling costs	7,152	9,377	(2,225)	(24)%
Cost of other revenues	7,342	7,181	161	2%
Depreciation, depletion and amortization	25,656	26,397	(741)	(3)%
Selling, general and administrative expenses	51,152	8,585	42,567	496%
Gain on sale of assets	(6,723)	(3,481)	(3,242)	(93)%

Total costs and expenses	$302,543	$268,124	$34,419	13%

Cost of coal sales per ton	$56.60	$50.90	$5.70	11%

The following table depicts cost of coal sales by reportable segment for the three months ended March 31, 2011 and 2010:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Central Appalachian	$142,777	$140,266	$2,511	2%
Northern Appalachian	55,672	53,671	2,001	4%
Illinois Basin	18,513	19,408	(895)	(5)%
Ancillary	1,002	6,720	(5,718)	(85)%

Cost of coal sales	$217,964	$220,065	$(2,101)	(1)%

Cost of Coal Sales — For the three months ended March 31, 2011, cost of coal sales decreased compared to the three months ended March 31, 2010 as a result of an 11% decrease in tons sold. Partially offsetting the effect of decreased tons sold was an 11% increase in cost of coal sales per ton.

Central Appalachian.  Cost of coal sales from ICG’s Central Appalachian segment increased due to an increase in cost of coal sales per ton from $56.71 per ton for the three months ended March 31, 2010 to $63.74 per ton for the three months ended March 31, 2011, partially offset by a 9% decrease in tons sold. The increase in cost of coal sales per ton is primarily due to increases in fuel, lubricants and chemicals, labor, operating supplies and site maintenance and roof control and ventilation costs. Fuel, lubricants and chemicals increased on a per ton basis due to increased diesel fuel costs. Labor costs per ton increased primarily as a result of increased wages, as well as from hampered production resulting from enhanced regulatory oversight. Operating supplies and site maintenance costs per ton increased due to increased safety supplies and sediment pond maintenance costs, while roof control and ventilation costs per ton increased due to increased commodity pricing over the three months ended March 31, 2010. Additionally, cost of coal sales increased on a per ton basis as a result of fluctuations in the value of stockpile inventories. Partially offsetting this increase in cost per ton was a decrease in royalties, taxes and fees as a result of reduced severance tax expense.

Northern Appalachian.  ICG’s Northern Appalachian segment cost of coal sales increased due to an increase in cost per ton from $50.19 for the three months ended March 31, 2010 to $58.19 for the three months ended

March 31, 2011, partially offset by a 10% decrease in tons sold. The increase in cost per ton was primarily due to increases in labor, royalties, taxes and fees, fuel, lubricants and chemicals, transportation, operating supplies and site maintenance and fines and penalties. Labor costs per ton increased due to increased wages, as well as from hampered production resulting from enhanced regulatory oversight. Royalties, taxes and fees increased on a per ton basis as a result of increased realization per ton and increased severance tax obligations. Fuel, lubricants and chemicals and transportation costs increased on a per ton basis due to increased diesel fuel costs. Operating supplies and site maintenance per ton increased as a result of increased road maintenance costs and fines and penalties increased on a per ton basis due to heightened regulatory enforcement. Partially offsetting these increases was a decrease in contract labor costs at ICG’s Harrison complex over the comparable period of 2010.

Illinois Basin.  For the three months ended March 31, 2011, cost of coal sales from ICG’s Illinois Basin segment decreased due to a decrease in cost per ton from $29.80 for the three months ended March 31, 2010 to $28.29 for the three months ended March 31, 2011, primarily due to reduced insurance costs resulting from a significant amount of high-dollar claims incurred during the three months ended March 31, 2010.

Ancillary.  Cost of coal sales from ICG’s Ancillary segment represents costs associated with coal sold under brokered coal contracts, all of which were obtained as legacy contracts through business combinations, as well as costs from ICG’s non-producing coal operations. The decrease in costs for the three months ended March 31, 2010 compared to the three months ended March 31, 2011 was a result of the expiration of the legacy contracts subsequent to March 31, 2010. Cost of coal sales for the three months ended March 31, 2011 represents costs incurred at non-producing coal operations.

Cost of Other Revenues — Cost of other revenues increased primarily due to costs related to the sale of parts and supplies during the three months ended March 31, 2011. Offsetting this increase was a decrease in repairs and maintenance costs and personal property taxes. Repairs and maintenance costs decreased as a result of increased costs incurred due to adverse mining conditions during the first quarter of 2010 related to contract mining. Personal property taxes decreased due to personal property tax assessments incurred during the three months ended March 31, 2010.

Depreciation, Depletion and Amortization — Depreciation, depletion and amortization expense decreased for the three months ended March 31, 2011, primarily due to a portion of ICG’s coal mining equipment becoming fully depreciated subsequent to the three months ended March, 31, 2010.

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the three months ended March 31, 2011, increased primarily due to a $40.0 million reserve for an adverse trial court ruling, as well as to increases in labor and benefits, legal fees and the identification of a probable bad debt.

Gain on Sale of Assets — Gain on sale of assets increased from the three months ended March 31, 2010, primarily due a $6.5 million gain on the sale of a used dragline during the three months ended March 31, 2011 compared to a $3.5 million gain on the sale of a used ADDCAR highwall mining system during the three months ended March 31, 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues, Coal Sales Revenues by Reportable Segment and Tons Sold by Reportable Segment

The following table depicts consolidated revenues for the years ended December 31, 2010 and 2009 for the indicated categories:

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$ or Tons	%
	(in thousands, except percentages and
	per ton data)

Coal sales revenues	$1,078,246	$1,006,606	$71,640	7%
Freight and handling revenues	35,411	26,279	9,132	35%
Other revenues	52,814	92,464	(39,650)	(43)%

Total revenues	$1,166,471	$1,125,349	$41,122	4%

Tons sold	16,342	16,833	(491)	(3)%
Coal sales revenue per ton	$65.98	$59.80	$6.18	10%

The following table depicts coal sales revenues by reportable segment for years ended December 31, 2010 and 2009:

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Central Appalachian	$683,994	$682,088	$1,906	* %
Northern Appalachian	278,877	207,022	71,855	35%
Illinois Basin	87,654	75,817	11,837	16%
Ancillary	27,721	41,679	(13,958)	(33)%

Total coal sales revenues	$1,078,246	$1,006,606	$71,640	7%

The following table depicts tons sold by reportable segment for the years ended December 31, 2010 and 2009:

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	Tons	%
	(in thousands, except percentages)

Central Appalachian	9,324	9,984	(660)	(7)%
Northern Appalachian	4,120	3,803	317	8%
Illinois Basin	2,383	2,254	129	6%
Ancillary	515	792	(277)	(35)%

Total tons sold	16,342	16,833	(491)	(3)%

*	Not meaningful

Coal Sales Revenues — Coal sales revenues are derived from sales of produced coal and brokered coal contracts. Coal sales revenues increased for the year ended December 31, 2010 compared to the year ended

December 31, 2009, primarily due to an increase in sales realization of $6.18 per ton resulting from favorable pricing of metallurgical coal. Offsetting the increase in sales realization was a 3% decrease in tons sold.

Central Appalachian.  Coal sales revenues from ICG’s Central Appalachian segment for the year ended December 31, 2010 increased over the year ended December 31, 2009 due to an increase in sales realization of $5.04 per ton, primarily driven by higher average contract prices for metallurgical coal. Partially offsetting this increase in sales realization was a 7% decrease in tons sold, largely driven by the expiration of certain coal supply agreements.

Northern Appalachian.  For the year ended December 31, 2010, ICG’s Northern Appalachian coal sales revenues increased compared to the year ended December 31, 2009 as a result of increased sales realization of $13.27 per ton, as well as an 8% increase in tons sold. The increase in sales realization and tons sold is a result of increased participation in the spot market due to more favorable pricing of metallurgical coal.

Illinois Basin.  The increase in coal sales revenues from ICG’s Illinois Basin segment for the year ended December 31, 2010 was primarily due to an increase in sales realization of $3.15 per ton, as well as a 6% increase in tons sold, primarily on long-term thermal coal supply contracts.

Ancillary.  ICG’s Ancillary segment’s coal sales revenues are comprised of coal sold under brokered coal contracts. For the year ended December 31, 2010, its Ancillary coal sales revenues decreased 33% due to a 35% decrease in tons sold related to the expiration of certain coal supply agreements, as well as to decreased shipments on various remaining contracts. This decrease was partially offset by increased realization of $1.23 per ton sold.

Freight and Handling Revenues and Costs — Freight and handling revenues represent reimbursement of freight and handling costs for shipments under certain contracts for which ICG initially pays the costs and is then reimbursed by the customer. Freight and handling revenues and costs increased for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to an increase in sales volumes on shipments for which the related freight and handling costs are reimbursed. Additionally, ICG’s subsidiary, ADDCAR, sold a highwall mining machine during the year ended December 31, 2010, with the related shipping cost reimbursement included in freight and handling revenues and costs. There were no comparable shipping costs incurred during the year ended December 31, 2009.

Other Revenues — The decrease in other revenues for the year ended December 31, 2010 compared to the year ended December 31, 2009 was due to $34.9 million in payments for early termination of coal supply agreements and lost margin on pre-termination shipments and a $7.7 million gain on the termination of a below-market contract during 2009, as well as to decreased contract mining revenues in 2010. Partially offsetting these decreases was an increase in revenues from the sale of highwall mining systems.

Costs and Expenses

The following table depicts cost of operations for the years ended December 31, 2010 and 2009 for the indicated categories:

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Cost of coal sales	$850,328	$832,214	$18,114	2%
Freight and handling costs	35,411	26,279	9,132	35%
Cost of other revenues	48,331	36,089	12,242	34%
Depreciation, depletion and amortization	104,566	106,084	(1,518)	(1)%
Selling, general and administrative expenses	35,569	32,749	2,820	9%
Gain on sale of assets	(4,243)	(3,659)	(584)	(16)%

Total costs and expenses	$1,069,962	$1,029,756	$40,206	4%

Cost of coal sales per ton	$52.03	$49.44	$2.59	5%

The following table depicts cost of coal sales by reportable segment for the years ended December 31, 2010 and 2009:

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Central Appalachian	$542,942	$554,368	$(11,426)	(2)%
Northern Appalachian	216,127	182,607	33,520	18%
Illinois Basin	65,880	62,958	2,922	5%
Ancillary	25,379	32,281	(6,902)	(21)%

Cost of coal sales	$850,328	$832,214	$18,114	2%

Cost of Coal Sales — For the year ended December 31, 2010, cost of coal sales increased compared to the year ended December 31, 2009, primarily as a result of a 5% increase in cost of coal sales per ton, partially offset by a 3% decrease in tons sold.

Central Appalachian.  Cost of coal sales from ICG’s Central Appalachian segment decreased primarily due to a 7% decrease in tons sold. Offsetting the decrease in tons sold was an increase in cost of coal sales per ton from $55.53 per ton for the year ended December 31, 2009 to $58.23 per ton for the year ended December 31, 2010. The increase in cost of coal sales per ton is primarily due to increases in labor costs and royalties, taxes and fees. Labor costs per ton increased in 2010 primarily as a result of a change in ICG’s policy during the year ended December 31, 2009 related to when employees are credited with vacation time, as well as by enhanced regulatory compliance standards. Royalties, taxes and fees increased on a per ton basis as a result of increased realization per ton sold and increased royalty rates on certain leased reserves. Cost of coal sales per ton also increased due to higher roof control costs, benefit costs and other miscellaneous direct costs. Partially offsetting these increases in cost per ton was a decrease in fuel, lubricants and chemicals as diesel fuel costs have declined as compared to the year ended December 31, 2009.

Northern Appalachian.  ICG’s Northern Appalachian segment cost of coal sales increased due to an 8% increase in tons sold and an increase in cost of coal sales per ton from $48.01 per ton for the year ended December 31, 2009 to $52.47 per ton for the year ended December 31, 2010. The increase in cost per ton was primarily due to increases in labor, royalties, taxes and fees and repairs and maintenance costs. Labor costs increased in 2010 primarily as a result of a change in ICG’s policy during the year ended December 31, 2009 related to when employees are credited with vacation time, enhanced regulatory compliance standards and increased contractor rates. Royalties, taxes and fees increased on a per ton basis as a result of increased realization per ton sold and increased royalty rates on certain leased reserves. Repairs and maintenance costs increased on a per ton basis as more resources were directed towards repairing rather than replacing equipment.

Illinois Basin.  For the year ended December 31, 2010, cost of coal sales from ICG’s Illinois Basin segment increased due to a 6% increase in tons sold, offset by a decrease in cost per ton from $27.93 for the year ended December 31, 2009 to $27.64 for the year ended December 31, 2010. Cost of coal sales per ton decreased primarily due to decreases in labor costs and benefit costs. Labor costs per ton decreased as a result of improved recovery of coal due to favorable mining conditions. Benefit costs decreased due to a decrease in worker’s compensation expense. Partially offsetting these decreases were increases in contract labor, operating supplies and repairs and maintenance costs. Contract labor increased as a result of enhanced regulatory compliance standards. Operating supplies and repairs and maintenance per ton increased primarily as a result of purchasing more materials required to maintain aging areas of the mine and delays in replacing equipment.

Ancillary.  Cost of coal sales from ICG’s Ancillary segment decreased for the year ended December 31, 2010 due to a 35% decrease in tons sold related to the expiration of certain brokered coal contracts, partially offset by an $8.54 increase in cost per ton.

Cost of Other Revenues — For the year ended December 31, 2010, cost of other revenues increased primarily due to a $10.0 million payment made for the early termination of a coal supply agreement and an increase in costs related to sales of highwall mining systems. Partially offsetting these increases in cost of other revenues was a decrease in labor and benefit costs as a result of the termination of certain contract mining contracts.

Depreciation, Depletion and Amortization — Depreciation, depletion and amortization expense remained relatively consistent compared to the year ended December 31, 2009.

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the year ended December 31, 2010 increased primarily due to the resolution of certain legal matters during the year ended December 31, 2009, as well as an increase in legal and professional fees in 2010.

Gain on Sale of Assets — Gain on sale of assets increased for the year ended December 31, 2010 due to a $3.5 million gain related to the sale of a highwall mining system previously used in operations during the year ended December 31, 2010 versus a $2.9 million gain on the sale of a loadout facility during the year ended December 31, 2009.

Adjusted EBITDA by Reportable Segment

Adjusted EBITDA represents net income before deducting interest, income taxes, depreciation, depletion, amortization, loss on extinguishment of debt, certain legal reserves, impairment charges and noncontrolling interest. Adjusted EBITDA is presented because it is an important supplemental measure of ICG’s performance used by its chief operating decision maker in such areas as capital investment and allocation of resources. Other companies in its industry may calculate Adjusted EBITDA differently than ICG does, limiting its usefulness as a comparative measure. Adjusted EBITDA is reconciled to its most comparable GAAP measure in note 20 to ICG’s consolidated financial statements for the year ended December 31, 2010 which are included and incorporated by reference in this prospectus supplement.

The following tables depicts reportable segment Adjusted EBITDA for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010 and 2009:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Central Appalachian	$44,326	$39,436	$4,890	12%
Northern Appalachian	25,131	7,946	17,185	216%
Illinois Basin	7,274	4,747	2,527	53%
Ancillary	(11,629)	(5,262)	(6,367)	(121)%

Total Adjusted EBITDA	$65,102	$46,867	$18,235	39%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Central Appalachian	$146,700	$169,842	(23,142)	(14)%
Northern Appalachian	58,622	31,005	27,617	89%
Illinois Basin	23,736	14,405	9,331	65%
Ancillary	(27,983)	(13,575)	(14,408)	(106)%

Total Adjusted EBITDA	$201,075	$201,677	(602)	* %

*	Not meaningful

Central Appalachian.  Adjusted EBITDA for the three months ended March 31, 2011 increased compared to the three months ended March 31, 2010, primarily due to a gain on the sale of a used dragline during the three months ended March 31, 2011, as well as to a $0.68 per ton increase in profit margins. Partially offsetting the increase was a decrease of approximately 233,000 tons sold. Adjusted EBITDA for the year ended December 31, 2010 decreased compared to the year ended December 31, 2009, primarily due to $27.5 million received for early termination of coal supply agreements and lost margin on pre-termination shipments and a $7.7 million gain on the termination of a below-market contract in 2009, as well as a 660,000 ton decrease in tons sold. Partially offsetting these decreases was a $2.34 per ton increase in profit margins.

Northern Appalachian.  The increase in Adjusted EBITDA for the three months ended March 31, 2011 was due to increased profit margins of $18.22 per ton as a result of increased sales of metallurgical coal, offset by a decrease of approximately 112,000 tons sold. The increase in Adjusted EBITDA for the year ended December 31, 2010 was due to increased profit margins of $8.81 per ton as a result of increased participation in the spot market due to more favorable pricing of metallurgical coal. Adjusted EBITDA also increased due to an increase of approximately 317,000 tons sold. Offsetting these increases was a $10.0 million payment made in 2010 for the early termination of a coal supply agreement.

Illinois Basin.  Adjusted EBITDA for the three months ended March 31, 2011 increased during the three months ended March 31, 2011 resulting from an increase in profit margins of $3.98 per ton, as well as an increase of approximately 3,000 tons sold. Adjusted EBITDA increased during the year ended December 31, 2010 due to an increase in profit margins of $3.44 per ton, as well as an increase of approximately 129,000 tons sold.

Ancillary.  The decrease in Adjusted EBITDA for the three months ended March 31, 2011 was primarily the result of legacy contracts that expired subsequent to March 31, 2010. Further contributing to the decrease in Adjusted EBITDA was the sale of a used ADDCAR highwall mining system during the three months ended

March 31, 2010, partially offset by an increase in contract mining revenues compared to the same period in 2010. The decrease in Adjusted EBITDA for the year ended December 31, 2010 was primarily due to a decrease in profit margins of $7.31 per ton and a decrease of approximately 277,000 tons sold related to the expiration of brokered coal contracts, as well as to decreased shipments on various remaining contracts. Further contributing to the decrease from ICG’s Ancillary segment was a decrease of $7.4 million received in the settlement of contract terminations during the year ended December 31, 2009 and decreased contract mining income. Offsetting these decreases was an increase in Adjusted EBITDA related to sales of highwall mining machines.

Reconciliation of Adjusted EBITDA to Net Income (Loss) by Reportable Segment

The following tables reconcile Adjusted EBITDA to net income (loss) by reportable segment for the three months ended March 31, 2011 and 2010 and the years ended December 31, 2010 and 2009:

	Three Months Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Central Appalachian
Net income attributable to International Coal Group, Inc.	$19,014	$19,348	$(334)	(2)%
Depreciation, depletion and amortization	16,681	17,552	(871)	(5)%
Interest expense, net	950	1,240	(290)	(23)%
Income tax expense	7,681	1,296	6,385	493%

Adjusted EBITDA	$44,326	$39,436	$4,890	12%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Central Appalachian
Net income attributable to International Coal Group, Inc.	$72,131	$91,841	$(19,710)	(21)%
Depreciation, depletion and amortization	70,045	71,298	(1,253)	(2)%
Interest expense, net	4,463	4,488	(25)	(1)%
Income tax expense	61	2,215	(2,154)	(97)%

Adjusted EBITDA	$146,700	$169,842	$(23,142)	(14)%

	Three Months
	Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Northern Appalachian
Net income attributable to International Coal Group, Inc.	$13,919	$2,347	$11,572	493%
Depreciation, depletion and amortization	5,420	5,269	151	3%
Interest expense, net	233	168	65	39%
Income tax expense	5,548	162	5,386	* %
Noncontrolling interest	11	—	11	100%

Adjusted EBITDA	$25,131	$7,946	$17,185	216%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Northern Appalachian
Net income attributable to International Coal Group, Inc.	$31,612	$7,994	$23,618	295%
Depreciation, depletion and amortization	20,491	20,991	(500)	(2)%
Interest expense, net	690	531	159	30%
Income tax expense	5,826	1,423	4,403	309%
Noncontrolling interest	3	66	(63)	(95)%

Adjusted EBITDA	$58,622	$31,005	$27,617	89%

	Three Months
	Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Illinois Basin
Net income attributable to International Coal Group, Inc.	$3,480	$1,846	$1,634	89%
Depreciation, depletion and amortization	2,403	2,548	(145)	(6)%
Interest expense, net	92	131	(39)	(30)%
Income tax expense	1,299	222	1,077	485%

Adjusted EBITDA	$7,274	$4,747	$2,527	53%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Illinois Basin
Net income attributable to International Coal Group, Inc.	$15,035	$6,080	$8,955	147%
Depreciation, depletion and amortization	9,131	7,957	1,174	15%
Interest expense, net	247	579	(332)	(57)%
Income tax benefit	(677)	(211)	(466)	(221)%

Adjusted EBITDA	$23,736	$14,405	$9,331	65%

	Three Months
	Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Ancillary
Net loss attributable to International Coal Group, Inc.	$(42,731)	$(32,393)	$(10,338)	(32)%
Depreciation, depletion and amortization	1,152	1,028	124	12%
Interest expense, net	6,835	11,761	(4,926)	(42)%
Income tax benefit	(16,885)	(7,645)	(9,240)	(121)%
Legal reserve for the Allegheny lawsuit	40,000	—	40,000	100%
Loss on extinguishment of debt	—	21,987	(21,987)	(100)%

Adjusted EBITDA	$(11,629)	$(5,262)	$(6,367)	(121)%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Ancillary
Net loss attributable to International Coal Group, Inc.	$(88,667)	$(84,457)	$(4,210)	(5)%
Depreciation, depletion and amortization	4,899	5,838	(939)	(16)%
Interest expense, net	35,336	47,446	(12,110)	(26)%
Income tax (benefit) expense	(8,960)	4,305	(13,265)	(308)%
Loss on extinguishment of debt	29,409	13,293	16,116	121%

Adjusted EBITDA	$(27,983)	$(13,575)	$(14,408)	(106)%

	Three Months
	Ended		Increase
	March 31,		(Decrease)
	2011	2010	$	%
	(in thousands, except percentages)

Consolidated
Net loss attributable to International Coal Group, Inc.	$(6,318)	$(8,852)	$2,534	29%
Depreciation, depletion and amortization	25,656	26,397	(741)	(3)%
Interest expense, net	8,110	13,300	(5,190)	(39)%
Income tax benefit	(2,357)	(5,965)	3,608	60%
Legal reserve for the Allegheny lawsuit	40,000	—	40,000	100%
Loss on extinguishment of debt	—	21,987	(21,987)	(100)%
Noncontrolling interest	11	—	11	100%

Adjusted EBITDA	$65,102	$46,867	$18,235	39%

	Year Ended		Increase
	December 31,		(Decrease)
	2010	2009	$	%
	(in thousands, except percentages)

Consolidated
Net income attributable to International Coal Group, Inc.	$30,111	$21,458	$8,653	40%
Depreciation, depletion and amortization	104,566	106,084	(1,518)	(1)%
Interest expense, net	40,736	53,044	(12,308)	(23)%
Income tax (benefit) expense	(3,750)	7,732	(11,482)	(148)%
Loss on extinguishment of debt	29,409	13,293	16,116	121%
Noncontrolling interest	3	66	(63)	(95)%

Adjusted EBITDA	$201,075	$201,677	$(602)	* %

*	Not meaningful

Results of Operations

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues, Coal Sales Revenues by Reportable Segment and Tons Sold by Reportable Segment

The following table depicts consolidated revenues for the years ended December 31, 2009 and 2008 for the indicated categories:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$ or Tons	%
	(in thousands, except percentages and per ton data)

Coal sales revenues	$1,006,606	$998,245	$8,361	1%
Freight and handling revenues	26,279	45,231	(18,952)	(42)%
Other revenues	92,464	53,260	39,204	74%

Total revenues	$1,125,349	$1,096,736	$28,613	3%

Tons sold	16,833	18,914	(2,081)	(11)%
Coal sales revenue per ton	$59.80	$52.78	$7.02	13%

The following table depicts coal sales revenues by reportable segment for years ended December 31, 2009 and 2008:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Central Appalachian	$682,088	$672,077	$10,011	1%
Northern Appalachian	207,022	209,932	(2,910)	(1)%
Illinois Basin	75,817	69,796	6,021	9%
Ancillary	41,679	46,440	(4,761)	(10)%

Total coal sales revenues	$1,006,606	$998,245	$8,361	1%

The following table depicts tons sold by reportable segment for the years ended December 31, 2009 and 2008:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Central Appalachian	9,984	11,617	(1,633)	(14)%
Northern Appalachian	3,803	3,937	(134)	(3)%
Illinois Basin	2,254	2,331	(77)	(3)%
Ancillary	792	1,029	(237)	(23)%

Total tons sold	16,833	18,914	(2,081)	(11)%

Coal Sales Revenues — Coal sales revenues are derived from sales of produced coal and brokered coal contracts. Coal sales revenues increased 1% for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily due to a 13% increase in sales realization per ton resulting from favorable pricing on sales contracts entered into throughout 2008. Partially offsetting the impact of the improved realization per ton was an 11% decrease in tons sold, primarily resulting from decreased participation in the spot market.

Central Appalachian.  Coal sales revenues from ICG’s Central Appalachian segment for the year ended December 31, 2009 increased over the year ended December 31, 2008, primarily due to an increase in sales realization of $10.47 per ton, which was driven by higher average contract prices of its coal. Partially offsetting the increase in realization was a 14% decrease in tons sold, largely driven by decreased spot market sales.

Northern Appalachian.  For the year ended December 31, 2009, ICG’s Northern Appalachian coal sales revenues decreased over the same period in 2008 due to a 3% decrease in tons sold, primarily due to reduced spot market sales. Partially offsetting the decrease in tons sold was an increase in sales realization of $1.11 per ton resulting from higher average prices of coal sold under its coal supply contracts.

Illinois Basin.  The increase in coal sales revenues from ICG’s Illinois Basin segment for the year ended December 31, 2009 was due to an increase in sales realization of $3.69 per ton, partially offset by a 3% decrease in tons sold.

Ancillary.  ICG’s Ancillary segment’s coal sales revenues are comprised of coal sold under brokered coal contracts. For the year ended December 31, 2009, its Ancillary coal sales revenues decreased due to a 23% decrease in tons sold related to the expiration of certain coal supply agreements, as well as to decreased shipments on various remaining contracts. This decrease in tons sold was partially offset by an increase in sales realization of $7.53 per ton sold.

Freight and Handling Revenues and Costs — Freight and handling revenues represent reimbursement of freight and handling costs for shipments under certain contracts for which ICG initially pays the costs and is then reimbursed by the customer. Freight and handling revenues and costs decreased for the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in sales volumes on shipments for which the related freight and handling costs are reimbursed. Additionally, transportation rates and fuel surcharges were reduced as a result of decreased fuel prices.

Other Revenues — The increase in other revenues for the year ended December 31, 2009 compared to the year ended December 31, 2008 was due to $34.9 million in payments received for the early termination of coal supply agreements and the lost margin on pre-termination shipments and a $7.7 million non-cash gain on the termination of a below-market contract, as well as a sale of a highwall mining system during the year ended December 31, 2009. Partially offsetting these increases were decreases in coalbed methane revenue, contract mining income and sales of scrap materials.

Costs and Expenses

The following table depicts cost of operations for the years ended December 31, 2009 and 2008 for the indicated categories:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Cost of coal sales	$832,214	$882,983	$(50,769)	(6)%
Freight and handling costs	26,279	45,231	(18,952)	(42)%
Cost of other revenues	36,089	35,672	417	1%
Depreciation, depletion and amortization	106,084	96,047	10,037	10%
Selling, general and administrative expenses	32,749	38,147	(5,398)	(14)%
Gain on sale of assets	(3,659)	(32,518)	28,859	89%
Impairment loss	—	37,428	(37,428)	(100)%

Total costs and expenses	$1,029,756	$1,102,990	$(73,234)	(7)%

Cost of coal sales per ton	$49.44	$46.68	$2.76	6%

The following table depicts cost of coal sales by reportable segment for the years ended December 31, 2009 and 2008:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Central Appalachian	$554,368	$595,683	(41,315)	(7)%
Northern Appalachian	182,607	193,389	(10,782)	(6)%
Illinois Basin	62,958	57,424	5,534	10%
Ancillary	32,281	36,487	(4,206)	(12)%

Cost of coal sales	$832,214	$882,983	$(50,769)	(6)%

Cost of Coal Sales — For the year ended December 31, 2009, ICG’s cost of coal sales decreased 6% compared to the year ended December 31, 2008, primarily as a result of an 11% decrease in tons sold. Partially offsetting the decrease in tons sold was a 6% increase in cost per ton.

Central Appalachian.  ICG’s Central Appalachian segment cost of coal sales decreased primarily as a result of a 14% decrease in tons sold. The decrease in cost of coal sales is due to decreased tons sold partially offset by an increase in costs to $55.53 per ton for the year ended December 31, 2009 from $51.28 per ton for the year ended December 31, 2008. The increase in cost of coal sales per ton is primarily due to increases in labor and benefit costs and royalties, taxes and fees. Labor and benefit costs per ton increased due to wage increases in the fourth quarter of 2008 in an effort to remain competitive in a tight labor market, lower production volumes associated with idled operations and an increase in medical benefits over the year ended December 31, 2008. Royalties, taxes and fees increased on a per ton basis as a result of increased sales realization per ton sold and increased royalty rates on certain leased reserves, as well as increased severance and property tax obligations.

Northern Appalachian.  Cost of coal sales from ICG’s Northern Appalachian segment decreased for the year ended December 31, 2009 as a result of a decrease in costs of $1.11 per ton and a 3% decrease in tons sold compared to the year ended December 31, 2008. The decrease in cost per ton is primarily due to decreases in transportation, fuel, lubricants and chemicals and coal purchased for blending to meet customer specifications. Partially offsetting these decreases in cost per ton were increases in labor and benefits, reclamation and engineering costs and contract labor costs.

Illinois Basin.  For the year ended December 31, 2009, ICG’s Illinois Basin cost of coal sales increased as a result of an increase in costs of $3.30 per ton primarily due to increased labor and benefits costs and repairs and maintenance costs. Labor and benefits increased subsequent to the year ended December 31, 2008 as a result of increased wages in an effort to retain skilled miners. Additionally, repairs and maintenance costs were higher due to ICG’s increased utilization of underground mining equipment. Partially offsetting these increases in cost per ton was a 3% decrease in tons sold.

Ancillary.  Cost of coal sales from ICG’s Ancillary segment decreased for the year ended December 31, 2009 primarily due to decreased purchased coal costs related to the expiration of certain brokered coal contracts, as well as to decreased shipments on various remaining contracts in 2009 as compared to 2008. These decreases were partially offset by an increase of $5.33 per ton sold, primarily as a result of increased reclamation and property tax expense at certain non-operating locations.

Cost of Other Revenues — For the year ended December 31, 2009, cost of other revenues increased primarily due to the related costs of the highwall mining system sold during the year and increased labor and benefit costs at ICG’s ADDCAR subsidiary. Partially offsetting these increases in cost of other revenues were decreases in coalbed methane gathering fees, repairs and maintenance costs and water treatment costs.

Depreciation, Depletion and Amortization — Depreciation, depletion and amortization expense increased for the year ended December 31, 2009, primarily as a result of capital spending throughout 2008 and 2009. Further impacting the increase was increased depletion expense resulting from increased mining of company-owned reserves, as well as a decrease in amortization income related to the completion or termination of shipments on certain below-market contracts. These increases were partially offset by a decrease in amortization of coalbed methane well development costs.

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the year ended December 31, 2009 decreased primarily due to the recovery of a potential bad debt and the favorable resolution of certain legal and tax matters.

Gain on Sale of Assets — Gain on sale of assets decreased significantly for the year ended December 31, 2009. During the year ended December 31, 2008, ICG recognized a $24.6 million pre-tax gain on exchange of coal reserves with a third party and a $3.6 million gain related to the sale of a highwall mining system previously used in operations. These decreases were partially offset by a gain of $2.9 million in 2009 related to the sale of a loadout facility.

Impairment Loss — The impairment loss reflects the write-off of goodwill in 2008 associated with ICG’s ADDCAR subsidiary as a result of the negative impact of several contributing factors, which resulted in a reduction in the forecasted cash flows used to estimate fair value. Additionally, as a result of making the decision to close the Sago mine, related development costs were deemed to be impaired and were written-off during 2008. No comparable impairment occurred during 2009.

Adjusted EBITDA by Reportable Segment

Adjusted EBITDA represents net income before deducting interest, income taxes, depreciation, depletion, amortization, loss on extinguishment of debt, impairment charges and noncontrolling interest. Adjusted EBITDA is presented because it is an important supplemental measure of ICG’s performance used by its chief operating decision maker in such areas as capital investment and allocation of resources. Other companies in its industry may calculate Adjusted EBITDA differently than it does, limiting its usefulness as a comparative measure. Adjusted EBITDA is reconciled to its most comparable GAAP measure in note 20 to ICG’s consolidated financial statements for the year ended December 31, 2009.

The following table depicts reportable segment Adjusted EBITDA for the years ended December 31, 2009 and 2008:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Central Appalachian	$169,842	$107,186	$62,656	58%
Northern Appalachian	31,005	23,687	7,318	31%
Illinois Basin	14,405	14,784	(379)	(3)%
Ancillary	(13,575)	(18,436)	4,861	26%

Total Adjusted EBITDA	$201,677	$127,221	$74,456	59%

Central Appalachian.  Adjusted EBITDA for the year ended December 31, 2009 increased compared to the year ended December 31, 2008 primarily due to $27.5 million received for the early termination of two related coal supply agreements and lost margin on pre-termination shipments coupled with a $6.22 per ton increase in profit margins. Partially offsetting these increases was a decrease of approximately 1,633,000 tons sold.

Northern Appalachian.  The increase in Adjusted EBITDA was due to improved profit margins of $2.22 per ton attributable to a combination of an increase in sales realization of $1.11 per ton and a decrease of $1.11 in cost per ton.

Illinois Basin.  Adjusted EBITDA decreased during the year ended December 31, 2009 due to a decrease of approximately 77,000 tons sold. Partially offsetting this decrease in tons sold were increased profit margins of $0.39 per ton.

Ancillary.  The increase in Adjusted EBITDA was primarily due to $7.4 million received for contract settlements and an increase in profit margins of $2.20 per ton due to an increase in sales realization of $7.53 per ton, offset by a $5.33 increase in cost per ton. Further contributing to the increase in Adjusted EBITDA from ICG’s Ancillary segment was the sale of a highwall mining system during the year ended December 31, 2009, offset by decreased revenue from coalbed methane wells and a decrease of approximately 237,000 tons sold related to the expiration of brokered coal contracts throughout 2008 and decreased shipments of various remaining contracts.

Reconciliation of Adjusted EBITDA to Net Income (Loss) by Reportable Segment

The following tables reconcile Adjusted EBITDA to net income (loss) by reportable segment for the years ended December 31, 2009 and 2008:

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Central Appalachian
Net income attributable to International Coal Group, Inc.	$91,841	$47,244	$44,597	94%
Depreciation, depletion and amortization	71,298	64,132	7,166	11%
Interest expense, net	4,488	2,145	2,343	109%
Income tax (benefit) expense	2,215	(6,335)	8,550	* %

Adjusted EBITDA	$169,842	$107,186	$62,656	58%

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Northern Appalachian
Net income attributable to International Coal Group, Inc.	$7,994	$3,217	$4,777	148%
Depreciation, depletion and amortization	20,991	17,884	3,107	17%
Interest expense, net	531	717	(186)	(26)%
Income tax (benefit) expense	1,423	(5,322)	6,745	* %
Impairment loss	—	7,191	(7,191)	(100)%
Noncontrolling interest	66	—	66	100%

Adjusted EBITDA	$31,005	$23,687	$7,318	31%

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Illinois Basis
Net income attributable to International Coal Group, Inc.	$6,080	$6,959	$(879)	(13)%
Depreciation, depletion and amortization	7,957	7,342	615	8%
Interest expense, net	579	327	252	77%
Income tax (benefit) expense	(211)	156	(367)	* %

Adjusted EBITDA	$14,405	$14,784	$(379)	(3)%

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Ancillary
Net loss attributable to International Coal Group, Inc.	$(84,457)	$(83,647)	$(810)	1%
Depreciation, depletion and amortization	5,838	6,689	(851)	(13)%
Interest expense, net	47,446	40,454	6,992	17%
Income tax (benefit) expense	4,305	(12,169)	16,474	* %
Loss on extinguishment of debt	13,293	—	13,293	100%
Impairment loss	—	30,237	(30,237)	(100)%

Adjusted EBITDA	$(13,575)	$(18,436)	$4,861	26%

	Year Ended		Increase
	December 31,		(Decrease)
	2009	2008	$	%
	(in thousands, except percentages)

Consolidated
Net income (loss) attributable to International Coal Group, Inc.	$21,458	$(26,227)	$47,685	* %
Depreciation, depletion and amortization	106,084	96,047	10,037	10%
Interest expense, net	53,044	43,643	9,401	22%
Income tax (benefit) expense	7,732	(23,670)	31,402	* %
Loss on extinguishment of debt	13,293	—	13,293	100%
Impairment loss	—	37,428	(37,428)	(100)%
Noncontrolling interest	66	—	66	100%

Adjusted EBITDA	$201,677	$127,221	$74,456	59%

*	Not meaningful

Liquidity and Capital Resources

ICG’s business is capital intensive and requires substantial capital expenditures for, among other things, purchasing and upgrading equipment used in developing and mining its reserves, as well as remaining in compliance with environmental laws and regulations. ICG’s principal liquidity requirements are to finance its coal production, fund capital expenditures and service its debt and reclamation obligations. ICG may also engage in acquisitions from time to time. Its primary sources of liquidity to meet these needs are cash on hand, cash flows from operations, borrowings under its asset-based loan facility and equipment financing arrangements.

ICG believes the principal indicators of its liquidity are its cash position and remaining availability under its asset-based loan facility. As of March 31, 2011, its available liquidity was $225.8 million, including cash and cash equivalents of $186.6 million and $39.2 million available for borrowing under its $125.0 million asset-based loan facility. Total debt represented 31% of its total capitalization at March 31, 2011. ICG’s total capitalization represents its current and long-term debt combined with its total stockholders’ equity. As of December 31, 2010, its available liquidity was $234.9 million, including cash and cash equivalents of $215.3 million and $19.6 million available for borrowing under its $125.0 million asset-based loan facility. Total debt represented 30% of its total capitalization at December 31, 2010. ICG’s total capitalization represents its current and long-term debt combined with its total stockholders’ equity.

ICG’s 9.00% Convertible Senior Notes due 2012 (the “2012 Convertible Notes”) and 4.00% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”) became convertible at the option of the holders beginning April 1, 2011. Upon any conversion of the 2012 Convertible Notes or 2017 Convertible Notes, the principal amount of the 2012 Convertible Notes or 2017 Convertible Notes will be settled in cash and any excess conversion value may be settled in cash or in shares of common stock at the option of ICG. In the event that a holder elects to convert its 2012 Convertible Notes or 2017 Convertible Notes, ICG expects to fund any cash settlement of any such conversion from cash on hand.

Under a universal shelf registration statement, which became effective January 15, 2010, ICG has the remaining capacity to offer and sell, from time to time, up to $175.7 million aggregate value of securities, including common stock and debt securities. This registration statement allows it to access the capital markets based on its liquidity and capital needs subject to favorable market and other conditions.

Pursuant to this shelf registration statement, in March 2010, ICG completed public offerings of 24,444,365 shares of its common stock, par value $0.01 per share (the “Common Stock”), at a public offering price of $4.47 per share, $115.0 million aggregate principal amount of 2017 Convertible Notes and $200.0 million aggregate principal amount of 9.125% Senior Secured Second-Priority Notes due 2018 (the “2018 Senior Notes”). ICG used $169.5 million of the net proceeds from the Common Stock and 2017 Convertible Notes offerings to finance the repurchase of $138.8 million aggregate principal amount of its 2012 Convertible Notes. ICG used $189.0 million of the net proceeds from the 2018 Senior Notes offering to finance the repurchase of $175.0 million aggregate principal amount of its 10.25% Senior Notes due 2014 (the “2014 Senior Notes”). The remaining proceeds were used for general corporate purposes.

ICG also secured a new four-year $125.0 million asset-based loan facility to replace its prior revolving credit facility which was set to expire in June 2011. The ABL loan facility, which provides up to $25.0 million in additional borrowing capacity and contains minimal financial covenants, primarily consisting of a fixed-charge ratio and a capital expenditure limitation if ICG’s liquidity falls below certain thresholds, matures in February 2014. Any available borrowing capacity is available for loans or the issuance of letters of credit. The ABL loan facility has been used primarily for issuing letters of credit that collateralize ICG’s reclamation bonds. Subject to certain conditions, at any time prior to maturity, ICG will be able to elect to increase the size of the ABL loan facility, up to a maximum of $200.0 million. Availability under the ABL loan facility is determined using a borrowing base calculation.

On May 2, 2011, ICG received an adverse trial court ruling in the action filed by Allegheny Energy Supply and Monongahela Power Company (“Allegheny”) in the Court of Common Pleas of Allegheny County, Pennsylvania. In its ruling, the trial court judge held that ICG’s Wolf Run Mining Company subsidiary breached its coal supply agreement with Allegheny and is liable for past and future damages and interest in the total amount of approximately $104.1 million. ICG intends to avail itself of post-verdict remedies and to appeal the ruling, if necessary. In the event of an appeal, ICG intends to post a bond in the amount of the ruling using cash on hand and available credit capacity.

ICG currently expects its total capital expenditures will be between $225.0 million to $245.0 million in 2011 for equipment and infrastructure at its existing operations, as well as for development at its Tygart Valley, Illinois and Vindex complexes. Cash paid for capital expenditures was approximately $31.1 million for the three months ended March 31, 2011 and approximately $102.9 million for the year ended December 31, 2010. ICG has funded and expects to continue to fund these capital expenditures from cash on hand, internal operations and equipment financing arrangements, such as its $50.0 million equipment revolving credit facility with Caterpillar Financial Services Corporation. ICG believes that these sources of capital will be sufficient to fund its anticipated capital expenditures through the first quarter of 2012, including initial development of its Tygart Valley complex. To the extent necessary, management believes it has flexibility on the timing of these cash requirements by managing the pace of capital spending. In addition, management may from time to time raise additional capital through the disposition of non-core assets, engaging in sale-leaseback transactions or utilizing ICG’s shelf registration statement. The need and timing of seeking additional capital in the future will be subject to market condition.

Approximately $10.8 million of cash paid for capital expenditures for the three months ended March 31, 2011 was attributable to ICG’s Central Appalachian operations. This amount represents investments of approximately $3.3 million in its Beckley mining complex, $2.4 million at Powell Mountain and $1.6 million at its Flint Ridge division. ICG paid approximately $9.5 million at its Northern Appalachian operations in the three months ended March 31, 2011. This amount represents investments of approximately $2.2 million at its Vindex complex, $5.3 million at Tygart Valley and $1.1 million at its Sentinel complex. Expenditures of approximately $9.0 million for ICG’s Illinois Basin operation was for development of a new mine portal and ongoing improvements. Approximately $1.8 million of cash paid for capital expenditures for the three months ended March 31, 2011 was within its Ancillary segment.

Approximately $39.9 million of cash paid for capital expenditures for the year ended December 31, 2010 was attributable to ICG’s Central Appalachian operations. This amount represents investments of approximately $11.7 million in its Beckley mining complex, $9.7 million at Knott County and $9.8 million at its Raven division. ICG paid approximately $37.8 million at its Northern Appalachian operations in the year ended December 31, 2010. This amount represents investments of approximately $16.3 million at its Vindex complex, $7.5 million at Tygart Valley and $6.5 million at its Sentinel complex. Expenditures of approximately $21.5 million for its Illinois Basin operations were for development of a new mine portal and ongoing operations improvements. Approximately $3.7 million of cash paid for capital expenditures for the year ended December 31, 2010 was within ICG’s Ancillary segment.

More stringent regulatory requirements imposed upon the mining industry demand substantial capital expenditures to meet safety standards. For the three months ended March 31, 2011, ICG spent $0.6 million to meet these standards and anticipates spending an additional $3.7 million in 2011. For the year ended December 31, 2010, ICG spent $7.3 million to meet these standards and anticipates spending an additional $3.7 million in 2011. As a result of a recent explosion at a competitor’s mine, additional safety requirements may increase ICG’s capital and operating costs. See “Risk Factors — Risks to ICG Relating to Governmental Regulation — New government regulations as a result of recent mining accidents could continue increasing ICG’s costs.”

In addition, in March 2010, the Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act (“HCERA” or, collectively with PPACA, the “Health Care Reform Act”) were enacted into law. As a result, ICG recorded a one-time, non-cash income tax charge of $0.8 million during the year ended December 31, 2010 to reflect the impact of this change. The Health Care Reform Act also includes a provision to remove lifetime caps on medical plans. ICG’s retiree medical plan has such a cap and, as a result of removing this cap, ICG’s postretirement benefit obligation was increased by $13.0 million. The prior service cost associated with the plan change will be amortized over the average remaining working life of the related employees. ICG incurred additional expense of $1.3 million for the year ended December 31, 2010 related to the remeasurement. The Health Care Reform Act also amended previous legislation related to coal workers’ pneumoconiosis (black lung), providing an automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. These new provisions of the Health Care Reform Act may increase the number of future claims that are awarded benefits. ICG does not have sufficient claims experience since the Health Care Reform Act was passed to estimate the impact on its December 31, 2010 or March 31, 2011 black lung liability of the potential increase in the number of future claims that are awarded benefits. An increase in benefits awarded could have a material impact on ICG’s financial position, results of operations or cash flows.

Cash Flows

Net cash provided by operating activities was $7.9 million for the three months ended March 31, 2011, an increase of $2.4 million from the same period in 2010. This increase is attributable to a $21.0 million increase due to the change in net operating assets and liabilities, offset by an $18.6 million decrease in net income, after adjustment for non-cash charges.

Net cash provided by operating activities was $187.4 million for the year ended December 31, 2010, an increase of $71.7 million from the same period in 2009. This increase is attributable to an increase in net operating assets and liabilities of $58.3 million and an increase in net income of $13.4 million, after adjustment for non-cash charges.

For the three months ended March 31, 2011, net cash used in investing activities was $30.5 million compared to $10.8 million for the three months ended March 31, 2010. For the three months ended March 31, 2011, $31.1 million of cash was paid for capital expenditures compared to $20.6 million in the same period of 2010. Cash flows from investing activities for the three months ended March 31, 2010 included $8.9 million due to the withdrawal of restricted cash previously pledged as collateral.

For the year ended December 31, 2010, net cash used in investing activities was $89.3 million compared to $73.2 million for the year ended December 31, 2009. For the year ended December 31, 2010, $102.9 million of cash was paid for capital expenditures at existing mining and ancillary operations compared to $66.3 million in the same period of 2009. Additionally, cash flows from investing activities for the year ended December 31, 2010 included $8.9 million due to the withdrawal of restricted cash previously pledged as collateral.

Net cash used in financing activities was $6.1 million for the three months ended March 31, 2011, primarily the result of $6.2 million for payments on ICG’s short- and long-term debt. Net cash provided by financing activities for the three months ended March 31, 2010 was $214.4 million. ICG received proceeds from its 2017 Convertible

Notes, 2018 Senior Notes and Common Stock offerings of $416.0 million. It used $181.6 million of these proceeds to repurchase a portion of its 2014 Senior Notes and $5.8 million to make payments on its short- and long-term debt. ICG also incurred additional finance costs of $14.2 million for the three months ended March 31, 2010 related to the debt offerings and its asset-based loan facility.

Net cash provided by financing activities was $24.5 million for the year ended December 31, 2010. ICG received proceeds from its 2017 Convertible Notes, 2018 Senior Notes and Common Stock offerings of $416.0 million. It used $358.4 million of these proceeds to repurchase a portion of its 2014 Senior Notes and 2012 Convertible Notes. Additionally, ICG made payments of $23.5 million on its short- and long-term debt obligations. ICG also incurred additional finance costs of $14.7 million for the year ended December 31, 2010 related to the debt offerings and its asset-based loan facility.

Net cash provided by operating activities was $115.7 million for the year ended December 31, 2009, an increase of $37.0 million from the same period in 2008. This increase is attributable to an increase in net income of $93.3 million, after adjustment for non-cash charges, offset by a decrease in net operating assets and liabilities of $56.3 million.

For the year ended December 31, 2009, net cash used in investing activities was $73.2 million compared to $124.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, $66.3 million of cash was used for development of new mining complexes and to support existing mining operations compared to $132.8 million in 2008. Additionally, ICG collected proceeds from asset sales of $3.7 million during the year ended December 31, 2009 versus $8.8 million during the comparable period of 2008.

Net cash used by financing activities of $13.9 million for the year ended December 31, 2009 was due to repayments on ICG’s short- and long-term debt of $24.3 million and finance costs incurred of $1.3 million. These amounts were partially offset by borrowings of $11.7 million provided by long- and short-term notes entered into during the year.

Credit Facility and Long-Term Debt Obligations

ICG’s total long-term indebtedness, including capital lease obligations, consisted of the following (in thousands):

	March 31,	December 31,
	2011	2010

9.125% Senior Notes, due 2018, net of debt discount of $1,276 and $1,308, respectively	$198,724	$198,692
4.00% Convertible Senior Notes, due 2017, net of debt discount of $30,958 and $31,882, respectively	84,042	83,118
9.00% Convertible Senior Notes, due 2012, net of debt discount of $24 and $28, respectively	707	703
Equipment notes	47,790	42,730
Capital lease and other	701	1,107

Total	331,964	326,350
Less current portion	(103,527)	(17,928)

Long-term debt and capital lease	$228,437	$308,422

All of ICG’s long-term indebtedness will be redeemed, repaid or is expected to be converted in connection with the transactions. See “The Transactions — Financing Transactions.”

9.125% Senior Notes Due 2018.  On March 22, 2010, ICG completed a public offering of $200.0 million aggregate principal amount of its 2018 Senior Notes, with net proceeds of $193.6 million to ICG after deducting discounts and underwriting fees of $6.4 million. Interest on the 2018 Senior Notes is payable semi-annually in arrears on April 1st and October 1st of each year, commencing October 1, 2010. The obligations under the 2018

Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of ICG’s wholly-owned domestic subsidiaries other than subsidiaries that are designated as unrestricted subsidiaries. The 2018 Senior Notes and the guarantees are secured by a second-priority lien on, and security interest in, substantially all of ICG’s and the guarantors’ assets, junior to first-priority liens that secure ICG’s ABL loan facility and certain other permitted liens under the indenture that governs the notes. Prior to April 1, 2014, ICG may redeem all or a part of the 2018 Senior Notes at a price equal to 100% of the principal amount plus an applicable “make-whole” premium and accrued and unpaid interest to the redemption date. ICG may redeem the 2018 Senior Notes, in whole or in part, beginning on April 1, 2014. The initial redemption price will be 104.563% of their aggregate principal amount, plus accrued and unpaid interest. The redemption price declines to 102.281% and 100.000% of their aggregate principal amount, plus accrued and unpaid interest, on April 1, 2015 and April 1, 2016 and thereafter, respectively. In addition, at any time and from time to time prior to April 1, 2013, ICG may redeem up to 35% of the 2018 Senior Notes at a redemption price equal to 109.125% of its principal amount plus accrued and unpaid interest using proceeds from sales of certain kinds of its capital stock. Upon the occurrence of a change of control or the sale of ICG’s assets, it may be required to repurchase some or all of the notes.

The indenture governing the 2018 Senior Notes contains covenants that limit ICG’s ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem its capital stock, make certain investments, sell assets and incur liens. As of December 31, 2010, ICG was in compliance with its covenants under the indenture.

4.00% Convertible Senior Notes Due 2017.  On March 16, 2010, ICG completed a public offering of $115.0 million aggregate principal amount of its 2017 Convertible Notes. Net proceeds from the offering were $111.6 million, after deducting underwriting fees of $3.4 million. The 2017 Convertible Notes are ICG’s senior unsecured obligations and are guaranteed jointly and severally on a senior unsecured basis by all of its material future and current domestic subsidiaries or that guarantee the ABL loan facility on a senior basis. The 2017 Convertible Notes and the related guarantees rank equal in right of payment to all of ICG’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on April 1st and October 1st of each year, commencing October 1, 2010. ICG assesses the convertibility of the 2017 Convertible Notes on an ongoing basis. The 2017 Convertible Notes were not convertible as of December 31, 2010.

The 2017 Convertible Notes are convertible into ICG’s common stock, under certain circumstances, at an initial conversion price, subject to adjustment, of $5.81 per share (approximating 172.0874 shares per one thousand dollar principal amount of the 2017 Convertible Notes). Holders may convert their notes at their option prior to January 1, 2017 only under the following circumstances: (i) during any calendar quarter after the calendar quarter ending September 30, 2010 (and only during that quarter), if the closing sale price of ICG’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of such notes in effect on the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any five consecutive trading day period, or the note measurement period, in which the trading price per note for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of shares of ICG’s common stock and the applicable conversion rate for such trading day; and (iii) upon the occurrence of specified corporate transactions. In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, January 1, 2017 to, and including, the business day immediately preceding April 1, 2017. Upon conversion, ICG will have the right to deliver cash, shares of ICG’s common stock or a combination thereof, at its election. At any time on or prior to the 23rd business day immediately preceding the maturity date, ICG may irrevocably elect to deliver solely shares of its common stock in respect of its conversion obligation or pay cash up to the aggregate principal amount of the notes to be converted and deliver shares of its common stock, cash or a combination thereof in respect of the remainder, if any, of the conversion obligation. It is ICG’s current intention to settle the principal amount of any notes converted in cash. The conversion rate, and thus the conversion price, will be subject to adjustment. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate. In the event the 2017 Convertible Notes become convertible, ICG would be required to classify the entire amount outstanding of the 2017 Convertible Notes as a current liability.

9.00% Convertible Senior Notes Due 2012.  In December 2009, ICG entered into a series of privately negotiated agreements to exchange shares for its outstanding 2012 Convertible Notes. In connection with such agreements, ICG issued a total of 18,660,550 shares of its common stock in exchange for $63.5 million aggregate principal amount of its 2012 Convertible Notes during December 2009. One of the exchange agreements, as amended, provided for closing of additional exchanges on each of January 11, 2010 and January 19, 2010 for exchange transactions occurring in 2010. Subsequent to December 31, 2009, the noteholder exchanged $22,000 aggregate principal amount of 2012 Convertible Notes for 6,198,668 shares of ICG’s common stock. During 2010, ICG used the net proceeds from its Common Stock and 2017 Convertible Notes offerings to finance the repurchase of $138.8 million aggregate principal amount of 2012 Convertible Notes.

The 2012 Convertible Notes are ICG’s senior unsecured obligations and are guaranteed on a senior unsecured basis by its material current and future domestic subsidiaries. The 2012 Convertible Notes and the related guarantees rank equal in right of payment to all of ICG’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on February 1st and August 1st of each year. ICG assesses the convertibility of the 2012 Convertible Notes on an ongoing basis. The 2012 Convertible Notes were not convertible as of December 31, 2010.

The principal amount of the 2012 Convertible Notes is payable in cash and amounts above the principal amount, if any, will be convertible into shares of ICG’s common stock or, at its option, cash. The 2012 Convertible Notes are convertible into shares of its common stock, under certain circumstances, at an initial conversion price, subject to adjustment, of $6.10 per share (approximating 163.8136 shares per one thousand dollar principal amount of the 2012 Convertible Notes). The 2012 Convertible Notes are convertible upon the occurrence of certain events, including (i) prior to February 12, 2012 during any calendar quarter after September 30, 2007, if the closing sale price per share of ICG’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (ii) prior to February 12, 2012 during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price for the notes on each day during such five trading day period was equal to or less than 97% of the closing sale price of ICG’s common stock on such day multiplied by the then current conversion rate; (iii) upon the occurrence of specified corporate transactions; and (iv) at any time from, and including February 1, 2012 until the close of business on the second business day immediately preceding August 1, 2012. In addition, upon events defined as a “fundamental change” under the 2012 Convertible Notes indenture, ICG may be required to repurchase the 2012 Convertible Notes at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In the event the 2012 Convertible Notes become convertible, ICG would be required to classify the entire amount outstanding of the 2012 Convertible Notes as a current liability. In addition, if conversion occurs in connection with certain changes in control, ICG may be required to deliver additional shares of its common stock (a “make-whole” premium) by increasing the conversion rate with respect to such notes.

Asset-Based Loan Facility.  On February 22, 2010, ICG entered into an ABL loan facility which replaced its prior senior secured credit facility. The ABL loan facility is a $125.0 million senior secured facility with a four-year term, all of which is available for loans or the issuance of letters of credit. Subject to certain conditions, at any time prior to maturity, ICG will be able to elect to increase the size of the ABL loan facility, up to a maximum of $200.0 million. Availability under the ABL loan facility is determined using a borrowing base calculation. The ABL loan facility is guaranteed by all of ICG’s current and future wholly-owned subsidiaries and secured by a first priority security interest on all of ICG’s and each of its guarantors’ existing and after-acquired real and personal property, including all outstanding equity interests of ICG’s wholly-owned subsidiaries. The ABL loan facility has a maturity date of February 22, 2014. The ABL loan facility has an early acceleration provision if more than $20.0 million aggregate principal amount of 2012 Convertible Notes were to have remained outstanding as of January 31, 2012. With the repurchases of the 2012 Convertible Notes that occurred during the year ended December 31, 2010, this provision has been satisfied. As of December 31, 2010, ICG had a borrowing capacity of $105.9 million under the ABL loan facility with no borrowings outstanding, letters of credit totaling $86.3 million outstanding and $19.6 million available for future borrowing, and was in compliance with its financial covenants under the ABL loan facility. The ABL loan facility was amended on May 6, 2010 for minor technical corrections.

Equipment Notes.  The equipment notes, having various maturity dates extending to April 2015, are collateralized by mining equipment. As of December 31, 2010, ICG had amounts outstanding with terms ranging from 36 to 60 months and a weighted-average interest rate of 7.38%. As of December 31, 2010, ICG had a borrowing capacity of $19.4 million available under its revolving equipment credit facility for terms from 36 to 60 months at an interest rate of 6.25%.

Capital Lease and Other.  ICG leases certain mining equipment under a capital lease. It imputed interest on its capital lease using a rate of 10.44%.

Other

As a regular part of its business, ICG reviews opportunities for, and engages in discussions and negotiations concerning, the acquisition of coal mining assets and interests in coal mining companies, and acquisitions of, or combinations with, coal mining companies. When it believes that these opportunities are consistent with its growth plans and its acquisition criteria, ICG will make bids or proposals and/or enter into letters of intent and other similar agreements, which may be binding or nonbinding, that are customarily subject to a variety of conditions and usually permit it to terminate the discussions and any related agreement if, among other things, it is not satisfied with the results of its due diligence investigation. Any acquisition opportunities ICG pursues could materially affect its liquidity and capital resources and may require it to incur indebtedness, seek equity capital or both. There can be no assurance that additional financing will be available on terms acceptable to ICG, or at all.

Additionally, ICG has other long-term liabilities, including, but not limited to, mine reclamation and closure costs, below-market coal supply agreements and “black lung” costs, and some of its subsidiaries have long-term liabilities relating to retiree health and other employee benefits.

ICG’s ability to meet its long-term debt obligations will depend upon its future performance, which in turn, will depend upon general economic, financial and business conditions, along with competition, legislation and regulation — factors that are largely beyond its control. ICG believes that cash flow from operations, together with other available sources of funds, including additional borrowings under the ABL loan facility and equipment credit facility, will be adequate at least through the first quarter of 2012 for making required payments of principal and interest on its indebtedness and for funding anticipated capital expenditures and working capital requirements. To the extent necessary, management believes it has some flexibility to manage its cash requirements by controlling the pace and timing of capital spending, utilizing availability under its credit facilities, reducing certain costs and idling low-margin operations. In addition, management may from time to time raise additional capital through the disposition of non-core assets, engaging in sale-leaseback transactions or utilizing ICG’s shelf registration statement. However, ICG cannot assure you that its operating results, cash flow and capital resources will be sufficient for repayment of its debt obligations in the future.

ICG’s 2012 Convertible Notes and 2017 Convertible Notes became convertible at the option of the holders beginning April 1, 2011. Upon any conversion of the 2012 Convertible Notes or 2017 Convertible Notes, the principal amount of the 2012 Convertible Notes or 2017 Convertible Notes will be settled in cash and any excess conversion value may be settled in cash or in shares of common stock at the option of ICG. In the event that a holder elects to convert its 2012 Convertible Notes or 2017 Convertible Notes, ICG expects to fund any cash settlement of any such conversion from cash on hand.

Contractual Obligations

The following is a summary of ICG’s significant future contractual obligations by year as of December 31, 2010 (in thousands) without giving effect to the transactions:

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Long-term debt and capital lease(1)	$43,424	$72,784	$46,988	$361,813	$525,009
Postretirement medical benefits	626	2,513	3,793	381,570	388,502
Minimum royalties	10,814	17,565	15,343	27,207	70,929
Diesel fuel purchase obligations(2)	31,398	—	—	—	31,398
Explosives purchase obligations(2)	13,154	—	—	—	13,154
Advisory Services Agreement(3)	1,500	—	—	—	1,500
Operating leases	131	83	6	—	220

Total	$101,047	$92,945	$66,130	$770,590	$1,030,712

(1)	Amounts are inclusive of interest assuming interest rates of 9.125% for ICG’s 2018 Senior Notes, 4.0% for its 2017 Convertible Notes, 9.0% for its 2012 Convertible Notes and ranging from 5.46% to 10.09% on its equipment notes.
(2)	Reflects estimates of obligations.
(3)	Relates to an Advisory Services Agreement, dated as of October 1, 2004, between WL Ross & Co. LLC WLR and ICG.

ICG has excluded $3,133 of uncertain tax liabilities as defined in ASC Topic 740, Income Taxes, from the table above due to the uncertainty of timing of future cash flows.

As of December 31, 2010, ICG had fulfilled all of its contractual coal purchase obligations.

Off-Balance Sheet Arrangements

In the normal course of business, ICG is a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in ICG’s consolidated balance sheets and ICG does not expect any material adverse effects on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Federal and state laws require ICG to secure payment of certain long-term obligations, such as mine closure and reclamation costs, coal leases and other obligations. ICG typically secures these payment obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive than posting an all cash bond or a bank letter of credit, either of which would require a greater use of ICG’s credit facility. ICG then uses bank letters of credit to secure its surety bonding obligations as a lower cost alternative than securing those bonds with cash. ICG currently has a $124.6 million committed bonding facility pursuant to which it is required to provide bank letters of credit in an amount up to 50% of the aggregate bond liability. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable. To the extent that surety bonds become unavailable, ICG would seek to secure its reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral.

As of December 31, 2010, ICG had outstanding surety bonds with third parties for post-mining reclamation totaling $121.1 million, plus $3.5 million for miscellaneous purposes. As of December 31, 2010, ICG maintained letters of credit totaling $86.3 million to secure reclamation surety bonds and other obligations.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on results of operations for the years ended December 31, 2010, 2009 and 2008. Although the impact of inflation has been insignificant in recent years, it is still a factor in the global economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and commodities.

Recent Accounting Pronouncements

See “Note 2 — Summary of Significant Policies and General — Recent Accounting Pronouncements” to ICG’s audited consolidated financial statements for the fiscal year ended December 31, 2010 related to recently issued accounting pronouncements, which information is included and incorporated by reference in this prospectus supplement.

BUSINESS OVERVIEW

Our Combined Company

We are one of the world’s largest private sector coal producers. We produce, process and sell steam and metallurgical coal. Our combined company will have operations in all major U.S. coal basins, providing us with important geographical diversity and operational flexibility. The diversity of our operations enables us to source coal from multiple locations to meet the needs of our customers, including U.S. and international power producers and steel manufacturers.

The high quality of our coal, our access to key infrastructure hubs and the availability of multiple transportation options (including rail, truck and barge) equip us to compete both in the domestic coal market as well as the growing global seaborne coal markets. For the year ended December 31, 2010, on a pro forma basis giving effect to our acquisition of ICG, we would have sold 179 million tons of coal, including eight million tons of metallurgical coal, and generated net sales of $4.3 billion.

Prior to the ICG acquisition, our principal assets as of December 31, 2010 included:

•	Powder River Basin operations, including two mining complexes;

•	Western Bituminous operations, including five mining complexes;

•	Central Appalachian operations, including four mining complexes;

•	transportation and logistics holdings, including a 22% partnership interest in Dominion Terminal Associates which operates a coal export facility on the East Coast and a shipping terminal with a six million ton annual capacity with access to the Ohio River for shipment on inland waterways; and

•	approximately 4,700 full and part-time employees.

In addition, during the first quarter of 2011, we expanded our access to the seaborne coal markets by purchasing a 38% ownership interest in Millennium Bulk Terminals-Longview LLC which is developing coal export capacity on the West Coast and by entering into a throughput agreement with Canadian Crown Corporation Ridley Terminals Inc. in British Columbia, Canada.

As a result of the ICG acquisition, we will acquire a number of new assets, including:

•	Central Appalachian operations, including eight mining complexes;

•	Northern Appalachian operations, including four mining complexes;

•	an Illinois Basin operation, including one mining complex;

•	three development properties, including the Tygart Valley #1 mine complex which is designed to have up to 3.5 million tons of capacity per year of high quality metallurgical and steam coal; and

•	approximately 2,800 employees.

Our Mining Operations

General

At December 31, 2010, on a pro forma basis giving effect to the merger, we operated, or contracted out the operation of 46 mines across the five major coal basins in the United States: the Powder River Basin, the Western Bituminous region, the Central Appalachia region, the Northern Appalachia region, and the Illinois Basin. Prior to the acquisition we operated in the Powder River Basin, the Western Bituminous region, the Central Appalachia region, and owned a minority interest in an Illinois Basin operation. Through the merger, we will grow our previously existing operations in the Central Appalachia region, broaden our footprint to the Northern Appalachia region and establish an operating presence in the Illinois Basin. These geographically diverse regions are characterized by distinct differences in geology, coal transportation routes to consumers, regulatory environments and coal quality.

We are the second largest producer in the Powder River Basin based on 2010 production with operations located in Wyoming including two surface mining complexes (Black Thunder and Coal Creek). We are the largest producer in the Western Bituminous region based on 2010 production with operations located in southern Wyoming, Colorado and Utah including four underground mining complexes (Dugout Canyon, Skyline, Sufco and West Elk) and one surface mining complex (Arch of Wyoming). Pro forma for the merger, we would have been the second largest producer in Central Appalachia based on 2010 production. Our operations in the Central Appalachia region, owned prior to the merger, include four mining complexes (Coal-Mac, Cumberland River, Lone Mountain and Mountain Laurel) located in southern West Virginia, eastern Kentucky and southwestern Virginia. Through the merger, we will gain eight mining complexes (Eastern, Hazard, Flint Ridge, Knott County, Raven, East Kentucky, Beckley, and Powell Mountain) and two development assets (White Wolf and Jennie Creek) located in West Virginia and Kentucky. Our operations in the Northern Appalachia region, all of which will be acquired through the merger, include four active mining complexes (Vindex, Patriot, Wolf Run Buckhannon Division, and Sentinel) and one development asset (Tygart Valley) located in Maryland, Virginia, and West Virginia. Our operations in the Illinois Basin include our minority stake in Knight Hawk, owned prior to the merger, and the acquired Viper mining complex.

In general, we have developed our mining complexes and preparation plants at strategic locations in close proximity to rail or barge shipping facilities. Coal is transported from our mining complexes to customers by means of railroads, trucks, barge lines, and ocean-going vessels from terminal facilities. We currently own or lease under long-term arrangements a substantial portion of the equipment utilized in our mining operations. We employ sophisticated preventative maintenance and rebuild programs and upgrade our equipment to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also employ procedures designed to enhance the efficiencies of our operations.

The following table provides a summary of information regarding our active mining complexes at December 31, 2010 on a pro forma basis, the total tons sold by each of these complexes for the years ended December 31, 2008, 2009 and 2010 and the total reserves associated with these complexes at December 31, 2010. The information included in the following table describes in more detail our mining operations, the coal mining methods used, certain characteristics of our coal and the method by which we transport coal from our mining operations to our customers or other third parties.

	Captive		Contract	Mining		Tons Sold(2)			Assigned	Total
Mining Complex	Mines(1)		Mines(1)	Equipment	Railroad	2008	2009	2010	Reserves	Reserves(3)
						(tons in millions)			(tons in	(tons in
									millions)	millions)

Powder River Basin:
Black Thunder	S		—	D, S	UP/BN	88.5	81.2	116.2	1,405.7	1,405.7
Coal Creek	S		—	D, S	UP/BN	11.5	9.8	11.4	184.8	184.8
Arch Coal unassigned reserves	—		—	—	—	—	—	—	—	1,667.6

Region Total						100.0	91.0	127.6	1,590.5	3,258.1
Western Bituminous:
Arch of Wyoming	S		—	L	UP	0.2	0.1	0.1	14.8	14.8
Dugout Canyon	U		—	LW, CM	UP	4.3	3.2	2.3	10.8	10.8
Skyline	U		—	LW, CM	UP	3.3	2.8	2.9	17.1	17.1
Sufco	U		—	LW, CM	UP	7.4	6.6	6.1	56.5	56.5
West Elk	U		—	LW, CM	UP	5.3	4.0	4.8	63.7	63.7
Arch Coal unassigned reserves	—		—	—	—	—	—	—	—	292.9

Region Total						20.5	16.7	16.2	162.9	455.8
Illinois Basin:
Viper*	U		—	CM	—	2.3	2.3	2.4	47.6	47.6
ICG Natural Resources*	—		—	—	—	—	—	—	—	324.1
Arch Coal unassigned reserves	—		—	—	—	—	—	—	—	363.6

Region Total						2.3	2.3	2.4	47.6	735.3
Central Appalachia:
Coal-Mac	S		U	L, E	NS/CSX	3.7	2.9	3.2	33.5	33.5
Cumberland River	S(1	), U(3)	U(4)	L, CM, HW	NS	2.4	1.6	1.5	29.9	29.9
Lone Mountain	U(3)		—	CM	NS/CSX	2.7	2.2	2.1	30.5	30.5
Mountain Laurel	U		S(2)	L, LW, CM	CSX	4.3	4.4	5.1	80.9	80.9
Eastern*	S		—	L, E	CSX	3.3	2.3	1.9	7.7	7.7
Hazard*	S(4)		—	L	CSX	4.0	3.7	3.4	65.1	75.5
Flint Ridge*	U		—	CM	CSX	1.1	0.7	0.9	20.2	20.2
Knott County*	U(2)		—	CM	CSX	1.0	0.6	0.4	15.7	18.1
Raven*	U(3)		—	CM	CSX	0.7	0.7	0.7	18.5	19.5
East Kentucky*	S		—	L	NS	1.0	0.9	0.7	0.9	0.9
Beckley*	U		—	CM	CSX	0.5	0.8	1.0	30.2	30.2
Powell Mountain*	U		—	CM	NS, CSX	0.1	0.3	0.3	4.6	25.5
White Wolf*	—		—	CM	NS	—	—	—	—	25.9
ICG Natural Resources*	—		—	—	NS	—	—	—	14.2	41.8
Arch Coal unassigned reserves	—		—	—	—	—	—	—	—	193.0

Region Total						24.8	21.1	21.2	351.9	633.1
Northern Appalachia:
Vindex Energy Corporation*	S(3	), U(1)	—	L, S	CSX	1.0	0.7	1.0	12.6	60.3
Patriot Mining Company*	S		—	L	NS, CSX	0.9	0.7	0.7	8.7	8.7
Wolf Run Mining Buchannon Division*	U(1)		U(1)	CM	CSX	1.0	1.0	1.1	22.0	52.6
Sentinel*	U		—	CM	CSX	1.0	1.3	1.3	44.3	49.2
CoalQuest (Tygart Valley)*	—		—	CM, LW	CSX	—	—	—	—	186.1
ICG Natural Resources*	—		—	—	—	—	—	—	—	94.3
Region Total						3.9	3.7	4.1	87.6	451.2

Grand Total						151.5	134.8	171.5	2,240.5	5,533.5

(footnotes appear on following page)

Key:
*Asset gained in acquisition of ICG	D = Dragline	UP = Union Pacific Railroad
S = Surface mine	L = Loader/truck	CSX = CSX Transportation
U = Underground mine	S = Shovel/truck	BN = Burlington Northern-Santa Fe Railway
	E = Excavator/truck	NS = Northern Southern Railroad
LW = Longwall
CM = Continuous miner
HW = Highwall miner

(1)	Amounts in parentheses indicate the number of captive and contract mines at the mining complex at December 31, 2010. Captive mines are mines that we own and operate on land owned or leased by us. Contract mines are mines that other operators mine for us under contracts on land owned or leased by us.
(2)	Tons of coal we purchased from third parties that were not processed through our loadout facilities are not included in the amounts shown in the table above.
(3)	Total reserves include 431 million tons of metallurgical quality coal (72.6 million tons of low- or mid-volatile quality, 202.7 million tons of rank A high-volatile quality and the remainder rank B high-volatile or pulverized coal injection quality).

Pre-Merger Operations

Powder River Basin

Black Thunder.  Black Thunder is a surface mining complex located on approximately 33,800 acres in Campbell County, Wyoming. The Black Thunder mining complex extracts steam coal from the Upper Wyodak and Main Wyodak seams. The Black Thunder mining complex shipped 116.2 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal and state leases. The Black Thunder mining complex had approximately 1,405.7 million tons of proven and probable reserves at December 31, 2010. The air quality permit for the Black Thunder mine allows for the mining of coal at a rate of 190.0 million tons per year. Without the addition of more coal reserves, the current reserves could sustain current production levels until 2021 before annual output starts to significantly decline, although in practice production would drop in phases extending the ultimate mine life. Several large tracts of coal adjacent to the Black Thunder mining complex have been nominated for lease, and other potential large areas of unleased coal remain available for nomination by us or other mining operations. The U.S. Department of Interior Bureau of Land Management, which we refer to as the BLM, will determine if the tracts will be leased and, if so, the final boundaries of, and the coal tonnage for, these tracts.

The Black Thunder mining complex currently consists of seven active pit areas and three loadout facilities. We ship all of the coal raw to our customers via the Burlington Northern-Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. Each of the loadout facilities can load a 15,000-ton train in less than two hours.

Coal Creek.  Coal Creek is a surface mining complex located on approximately 7,400 acres in Campbell County, Wyoming. The Coal Creek mining complex extracts steam coal from the Wyodak-R1 and Wyodak-R3 seams. The Coal Creek mining complex shipped 11.4 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal and state leases. The Coal Creek mining complex had approximately 184.8 million tons of proven and probable reserves at December 31, 2010. The air quality permit for the Coal Creek mine allows for the mining of coal at a rate of 50.0 million tons per year. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2025 before annual output starts to significantly decline. One tract of coal adjacent to the Coal Creek mining complex has been nominated for lease, and other potential areas of unleased coal remain available for nomination by us or other mining operations. The BLM will determine if these tracts will be leased and, if so, the final boundaries of, and the coal tonnage for, these tracts.

The Coal Creek complex currently consists of two active pit areas and a loadout facility. We ship all of the coal raw to our customers via the Burlington Northern-Santa Fe and Union Pacific railroads. We do not process the coal mined at this complex. The loadout facility can load a 15,000-ton train in less than three hours.

Western Bituminous

Arch of Wyoming.  Arch of Wyoming is a surface mining complex located in Carbon County, Wyoming. The Arch of Wyoming complex currently consists of one active surface mine and four inactive mines located on approximately 58,000 acres that are in the final process of reclamation and bond release. The Arch of Wyoming mining complex extracts steam coal from the Johnson seam. The Arch of Wyoming complex shipped 0.1 million tons of coal in 2010.

We control a significant portion of the coal reserves associated with this complex through federal, state and private leases. The active Arch of Wyoming mining operations had approximately 14.8 million tons of proven and probable reserves at December 31, 2010. The air quality permit for the active Arch of Wyoming mining operation allows for the mining of coal at a rate of 2.5 million tons per year. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2018 before annual output starts to significantly decline.

The active Arch of Wyoming mining operations currently consist of one active pit area. We ship all of the coal raw to our customers via the Union Pacific railroad and by truck. We do not process the coal mined at this complex.

Dugout Canyon.  Dugout Canyon mine is an underground mining complex located on approximately 18,572 acres in Carbon County, Utah. The Dugout Canyon mining complex has extracted steam coal from the Rock Canyon and Gilson seams. The Dugout Canyon mining complex shipped 2.3 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal and state leases. The Dugout Canyon mining complex had approximately 10.8 million tons of proven and probable reserves at December 31, 2010. The coal seam currently being mined will sustain current production levels until approximately mid-2012, at which point we will need to transition to another coal seam to continue mining.

The complex currently consists of a longwall, three continuous miner sections and a truck loadout facility. We ship all of the coal to our customers via the Union Pacific railroad or by highway trucks. We wash a portion of the coal we produce at a 400-ton-per-hour preparation plant. The loadout facility can load approximately 20,000 tons of coal per day into highway trucks. Coal shipped by rail is loaded through a third-party facility capable of loading an 11,000-ton train in less than three hours.

Skyline.  Skyline is an underground mining complex located on approximately 13,230 acres in Carbon and Emery Counties, Utah. The Skyline mining complex extracts steam coal from the Lower O’Conner A seam. The Skyline mining complex shipped 2.9 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal leases and smaller portions through county and private leases. The Skyline mining complex had approximately 17.1 million tons of proven and probable reserves at December 31, 2010. The reserve area currently being mined will sustain current production levels through 2012, at which point we plan to transition to a new reserve area in order to continue mining.

The Skyline complex currently consists of a longwall, two continuous miner sections and a loadout facility. We ship most of the coal raw to our customers via the Union Pacific railroad or by highway trucks. We process a portion of the coal mined at this complex at a nearby preparation plant. The loadout facility can load a 12,000-ton train in less than four hours.

Sufco.  Sufco is an underground mining complex located on approximately 27,550 acres in Sevier County, Utah. The Sufco mining complex extracts steam coal from the Upper Hiawatha seam. The Sufco mining complex shipped 6.1 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal and state leases. The Sufco mining complex had approximately 56.5 million tons of proven and probable reserves at December 31, 2010. The coal seam currently being mined will sustain current production levels through 2020, at which point a new coal seam will have to be accessed in order to continue mining.

The Sufco complex currently consists of a longwall, three continuous miner sections and a loadout facility located approximately 80 miles from the mine. We ship all of the coal raw to our customers via the Union Pacific railroad or by highway trucks. Processing at the mine site consists of crushing and sizing. The rail loadout facility is capable of loading an 11,000-ton train in less than three hours.

West Elk.  West Elk is an underground mining complex located on approximately 17,900 acres in Gunnison County, Colorado. The West Elk mining complex extracts steam coal from the E seam. The West Elk mining complex shipped 4.8 million tons of coal in 2010.

We control a significant portion of the coal reserves through federal and state leases. The West Elk mining complex had approximately 63.7 million tons of proven and probable reserves at December 31, 2010. Without the addition of more coal reserves, the current reserves will sustain current production levels through 2019 before annual output starts to significantly decline.

The West Elk complex currently consists of a longwall, two continuous miner sections and a loadout facility. We ship most of the coal raw to our customers via the Union Pacific railroad. In 2010, we finished constructing a new coal preparation plant with supporting coal handling facilities at the West Elk mine site. The loadout facility can load an 11,000-ton train in less than three hours.

Illinois Basin

Knight Hawk Investment.  Arch Coal has a 49% equity interest in Knight Hawk, a coal producer in the Illinois Basin.

Central Appalachia

Coal-Mac.  Coal-Mac is a surface and underground mining complex located on approximately 46,800 acres in Logan and Mingo Counties, West Virginia. Surface mining operations at the Coal-Mac mining complex extract steam coal primarily from the Coalburg and Stockton seams. Underground mining operations at the Coal-Mac mining complex extract steam coal from the Coalburg seam. The Coal-Mac mining complex shipped 3.2 million tons of coal in 2010.

We control a significant portion of the coal reserves through private leases. The Coal-Mac mining complex had approximately 33.5 million tons of proven and probable reserves at December 31, 2010. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2020 before annual output starts to significantly decline.

The complex currently consists of one captive surface mine, one contract underground mine, a preparation plant and two loadout facilities, which we refer to as Holden 22 and Ragland. We ship coal trucked to the Ragland loadout facility directly to our customers via the Norfolk Southern railroad. The Ragland loadout facility can load a 12,000-ton train in less than four hours. We ship coal trucked to the Holden 22 loadout facility directly to our customers via the CSX railroad. We wash all of the coal transported to the Holden 22 loadout facility at an adjacent 600-ton-per-hour preparation plant. The Holden 22 loadout facility can load a 10,000-ton train in about four hours.

Cumberland River.  Cumberland River is an underground and surface mining complex located on approximately 19,940 acres in Wise County, Virginia and Letcher County, Kentucky. Surface mining operations at the Cumberland River mining complex extract steam coal from approximately 20 different coal seams from the Imboden seam to the High Splint No. 14 seam. Underground mining operations at the Cumberland River mining complex extract steam and metallurgical coal from the Imboden, Taggart Marker, Middle Taggart, Upper Taggart, Owl, and Parsons seams. The Cumberland River mining complex shipped 1.5 million tons of coal in 2010.

We control a significant portion of the coal reserves through private leases. The Cumberland River mining complex had approximately 29.9 million tons of proven and probable reserves at December 31, 2010. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2017 before annual output starts to significantly decline.

The complex currently consists of seven underground mines (three captive, four contract) operating seven continuous miner sections, one captive surface operation, one captive highwall miner, a preparation plant and a loadout facility. We ship approximately one-third of the coal raw. We process the remaining two-thirds of the coal through a 750-ton-per-hour preparation plant before shipping it to our customers via the Norfolk Southern railroad. The loadout facility can load a 12,500-ton train in less than four hours.

Lone Mountain.  Lone Mountain is an underground mining complex located on approximately 22,000 acres in Harlan County, Kentucky and Lee County, Virginia. The Lone Mountain mining complex extracts steam and metallurgical coal from the Kellioka, Darby and Owl seams. The Lone Mountain mining complex shipped 2.1 million tons of coal in 2010.

We control a significant portion of the coal reserves through private leases. The Lone Mountain mining complex had approximately 30.5 million tons of proven and probable reserves at December 31, 2010. Without the addition of more coal reserves, the current reserves will sustain current production levels until 2020 before annual output starts to significantly decline.

The complex currently consists of three underground mines operating a total of seven continuous miner sections. We convey coal mined in Kentucky to Virginia before we process it through a 1,200-ton-per-hour preparation plant. We then ship the coal to our customers via the Norfolk Southern or CSX railroad. The loadout facility can load a 12,500-ton unit train in less than four hours.

Mountain Laurel.  Mountain Laurel is an underground and surface mining complex located on approximately 38,280 acres in Logan County, West Virginia. Underground mining operations at the Mountain Laurel mining complex extract steam and metallurgical coal from the Cedar Grove and Alma seams. Surface mining operations at the Mountain Laurel mining complex extract coal from a number of different splits of the Five Block, Stockton and Coalburg seams. The Mountain Laurel mining complex shipped 5.1 million tons of coal in 2010.

We control a significant portion of the coal reserves through private leases. The Mountain Laurel mining complex had approximately 80.9 million tons of proven and probable reserves at December 31, 2010. The longwall mine is expected to operate through at least 2017 and potentially longer. In addition, the existing reserve base should support continuous miner operations for many years beyond that date.

The complex currently consists of one underground mine operating a longwall and a total of five continuous miner sections, two contract surface operations, a preparation plant and a loadout facility. We process most of the coal through a 2,100-ton-per-hour preparation plant before shipping the coal to our customers via the CSX railroad. The loadout facility can load a 15,000-ton train in less than four hours.

ICG Operations Being Acquired

Illinois Basin

Viper.  Viper is a large underground coal mine located in central Illinois. Viper commenced mining operations in 1982 and produces steam coal from the Illinois No. 5 seam, also referred to as the Springfield seam. Viper controlled approximately 47.6 million tons of coal reserves as of December 31, 2010. Approximately 83% of the coal reserves are leased, while 17% are owned in fee. The leases are retained by annual minimum payments and by tonnage-based royalty payments.

The Viper mine is a room-and-pillar operation, utilizing continuous miners and battery coal haulers. All of the raw coal is processed at Viper’s preparation plant and shipped by truck to utility and industrial customers located in North Central Illinois. A major rail line is located a short distance from the plant, giving Viper the option of constructing a rail loadout. Shipments to electric utilities account for approximately 74% of coal sales during the year ended December 31, 2010.

Development of a new portal facility is underway that will allow Illinois to eliminate the operation and maintenance of over five miles of underground beltlines and to seal and close the previously mined area.

Central Appalachia

Eastern.  Eastern operates the Birch River surface mine, located 60 miles east of Charleston, near Cowen in Webster County, West Virginia. Birch River is extracting coal from the Freeport, Upper Kittanning, Middle Kittanning, Upper Clarion and Lower Clarion coal seams. Birch River controlled an estimated 7.3 million tons of coal reserves as of December 31, 2010, of which approximately 2.0 million tons are deep minable. Eastern’s first underground mine will be developed in 2011. Additional potential reserves, mineable by both surface and deep mining methods, have been identified in the immediate vicinity of the Birch River mine and exploration activities are currently being conducted in order to add those potential reserves to the reserve base.

The coal reserves are predominantly leased. The leases are retained by annual minimum payments and by tonnage-based royalty payments. Most of the leased reserves are held by five lessors. Most of the leases can be renewed until all mineable and merchantable coal has been exhausted. Overburden is removed by an excavator, front-end loaders, end dumps and bulldozers. Approximately one-third of the total coal sales are run-of-mine, while the other two-thirds are washed at Birch River’s preparation plant. Coal is transported by conveyor belt from the preparation plant to Birch River’s rail loadout, which is served by CSX via the A&O Railroad, a short-line carrier that is partially owned by CSX.

Hazard.  Hazard currently operates four surface mines, a unit train loadout (Kentucky River Loading) and other support facilities in eastern Kentucky, near Hazard. Hazard’s four surface mines include East Mac & Nellie, Rowdy Gap, Bearville and Thunder Ridge. The coal from these mines is being extracted from the Hazard 10, Hazard 9, Hazard 8, Hazard 7 and Hazard 5A seams. Nearly all of the coal is marketed as a blend of run-of-mine product with the remainder being washed. Overburden is removed by front-end loaders, end dumps, bulldozers and cast blasting. East Mac & Nellie also utilizes a large capacity hydraulic shovel. Coal is transported by on-highway trucks from the mines to the Kentucky River Loading rail loadout, which is served by CSX. Some coal is direct shipped to the customer by truck from the mine pits.

ICG estimates that Hazard controlled 75.5 million tons of coal reserves as of December 31, 2010, including approximately 10.4 million tons of deep mineable reserves. Hazard also controls 10.3 million tons of coal that is classified as non-reserve coal deposits. Most of the property has been adequately explored, but additional core drilling will be conducted within specified locations to better define the reserves.

Approximately 63% of Hazard’s reserves are leased. Most of the leased reserves are held by seven lessors. In several cases, Hazard has multiple leases with each lessor. The leases are retained by annual minimum payments and by tonnage-based royalty payments. Most of the leases can be renewed until all mineable and merchantable coal has been exhausted.

Flint Ridge.  Flint Ridge, located near Breathitt County, Kentucky, operates one underground mine and one preparation plant. The mine operates in the Hazard 8 seam.

Flint Ridge’s underground mine is a room-and-pillar operation, utilizing continuous miners and shuttle cars. All of the run-of-mine coal is processed at the Flint Ridge preparation plant. Since July 2005, it has been processing coal from the Hazard and Flint Ridge mining complexes.

The majority of the processed coal is trucked to the Kentucky River Loading rail loadout. Some processed coal is trucked directly to the customer from the preparation facility.

ICG estimates that Flint Ridge controlled 20.3 million tons of coal reserves, plus 0.1 million tons of non-reserve coal deposits as of December 31, 2010. Approximately 97% of Flint Ridge’s reserves are leased, while 3% are owned in fee. The leases are retained by annual minimum payments and by tonnage-based royalty payments. Most of the leases can be renewed until all mineable and merchantable coal has been exhausted.

Knott County.  Knott County operates two underground mines, the Supreme Energy preparation plant and rail loadout and other facilities necessary to support the mining operations near Kite, Kentucky. Knott County is producing coal from the Elkhorn 3 coal seam in the Classic and Kathleen mines. Mining of the Calvary mine was completed in 2010. Two additional properties are in the process of being permitted for underground mine development. ICG estimates that Knott County controlled 18.1 million tons of coal reserves as of December 31, 2010. A significant portion of the property has been explored, but additional core drilling will be conducted within specified locations to better define the reserves.

Approximately 13% of Knott County’s reserves are owned in fee, while approximately 87% are leased. The leases are retained by annual minimum payments and by tonnage-based royalty payments. The leases typically can be renewed until all mineable and merchantable coal has been exhausted.

Knott County’s two underground mines are room-and-pillar operations, utilizing continuous miners and shuttle cars. The coal is processed at the Supreme Energy preparation plant. All of Knott County’s coal is transported by rail from loadouts served by CSX.

Raven.  Raven, located in Knott County, Kentucky, operates three underground mines (Raven #1, Slones Branch and Lige Hollow) and the Raven preparation plant. Raven #1 and Slones Branch are producing coal from the Elkhorn 2 coal seam and Lige Hollow is producing coal from the Amburgy seam. Two additional properties are in the process of being permitted for underground mine development. ICG estimates that Raven controlled 19.5 million tons of coal reserves as of December 31, 2010. Most of the property has been extensively explored, but additional core drilling will be conducted within specified locations to better define the reserves.

The Raven #1 and Slones Branch reserves are all leased from one lessor, Penn Virginia Resource Partners, L.P. Lige Hollow’s leased reserves are held by multiple lessors. The leases are retained by annual minimum payments and by tonnage-based royalty payments.

Raven’s three underground mines are room-and-pillar operations, utilizing continuous miners and shuttle cars. The coal is processed at the Raven preparation plant. Nearly all of Raven’s coal is transported by rail via CSX.

East Kentucky.  East Kentucky is a surface mining operation located in Martin and Pike Counties, Kentucky, near the Tug Fork River. East Kentucky currently operates the Mt. Sterling surface mine and the Sandlick loadout. The loadout is serviced by Norfolk Southern railroad. Mining of the Peelpoplar surface mine was completed in 2010.

Mt. Sterling is a surface mine that produces coal from the Taylor, Coalburg, Winifrede, Buffalo and Stockton coal seams. All of the coal is sold run-of-mine (i.e., not graded according to size or quality). ICG estimates that the Mt. Sterling mine controlled 0.9 million tons of coal reserves as of December 31, 2010, of which 84% are owned. No additional exploration is required. Overburden at the Mt. Sterling mine is removed by front-end loaders, end dumps, bulldozers and cast blasting. Coal from the pits is transported by truck to the Sandlick loadout. Leased reserves are retained by annual minimum payments and by tonnage-based royalty payments. Most of the leases can be renewed until all mineable and merchantable coal has been exhausted.

Beckley.  The Beckley Pocahontas Mine, located near Beckley in Raleigh County, West Virginia, was placed into production in the fall of 2008 and accessed a 30.2 million-ton deep reserve as of December 31, 2010 of high quality, low-volatile metallurgical coal in the Pocahontas No. 3 seam. Most of the 16,800-acre Beckley reserve is leased from three land companies: Western Pocahontas Properties, Crab Orchard Coal and Land Company and Beaver Coal Company.

Underground production is by means of the room-and-pillar method with continuous miners and shuttle cars. Coal produced from the Beckley operation is marketed to domestic steel producers and for export. Additionally, ICG has the ability to produce metallurgical coal by reprocessing a nearby coal refuse pile located at Eccles, West Virginia.

Powell Mountain.  Powell Mountain, located in Lee County, Virginia and Harlan County, Kentucky, currently operates the Darby mine, a room-and-pillar mine operating two sections with continuous miners and shuttle cars. The mine is operating in the Darby seam with all coal being trucked to the Mayflower preparation plant for processing. Coal is shipped by rail through the dual service rail loadout facility with rail service provided by both the Norfolk Southern and CSX railroads. Some purchased coal is brought into the facility for processing and blending. ICG has begun operation of the new Middle Splint mine.

White Wolf.  The White Wolf (formerly known as Big Creek) reserve, covers 10,000 acres of leased coal lands located north of the town of Richlands in Tazewell County, Virginia. Total recoverable reserves were 25.9 million tons as of December 31, 2010 in the Jawbone and War Creek seams. The White Wolf reserve is all leased from Southern Regional Industrial Realty. The War Creek mine, which is permitted as a room-and-pillar mining operation, is expected to be developed in the future as market conditions warrant. ICG receives an overriding royalty on coalbed methane production from this property.

Jennie Creek.  The Jennie Creek reserve, located in Mingo County, West Virginia, was a 41.8 million ton reserve of surface and deep mineable steam coal as of December 31, 2010. As of December 31, 2010, this property contained 14.2 million tons of surface mineable, low-sulfur coal reserves and 27.6 million tons of high-Btu, mid- sulfur underground reserves in the Alma seam. Efforts are underway to secure an Army Corps of Engineers Section 404 authorization to complete permitting for surface mining on this property. We intend to produce the coal by area, contour and highwall mining. Also, permitting is now in progress for an Alma seam underground mine. Development of the property is dependent upon future market conditions.

Northern Appalachia

Vindex.  Vindex Energy Corporation operates three surface mines: Carlos, Island and Jackson Mountain, located in Garrett and Allegany Counties, Maryland. The reserves at Vindex are leased from multiple landowners. All surface mines operated by Vindex Energy are truck-and-shovel/loader mining operations which extract coal from the Upper Freeport, Middle Kittanning, Pittsburgh, Little Pittsburgh and Redstone seams. In 2007, Vindex added the Cabin Run property and the Buffalo properties to its reserve base. The total surface mineable reserves at Vindex amounted to approximately 10.4 million tons as of December 31, 2010.

Vindex also controls approximately 49.9 million tons of deep mineable reserves in the Bakerstown and Upper Freeport seams. These reserves are low-volatile metallurgical coals suitable for steel making. Vindex opened its first underground mine, the Bismarck Mine, in the Bakerstown reserves in 2010.

Most of the surface mine production is shipped directly to the customer as run-of-mine product; however, a portion of the surface production is targeted toward the low-volatile metallurgical market. The Bismarck deep mine coal is also processed for the metallurgical market. Any coal that must be washed is processed at our preparation plant located near Mount Storm, West Virginia, where the product is shipped to the customer by either truck or rail. A second preparation plant with rail access, the newly refurbished Dobbin Ridge preparation plant, began processing coal in January 2011.

Patriot Mining Company.  Patriot Mining Company currently consists of the Guston Run surface mine, located near Morgantown in Monongalia County, West Virginia. The majority of the coal and surface is leased under renewable contracts with small annual minimum holding costs. Coal is extracted from the Waynesburg seam using dozers, loaders and trucks. As mining progresses, reserves are being acquired and permitted for future operations. The coal is shipped to the customer by rail, truck or barge using a loading facility which is located near Morgantown, West Virginia. Patriot Mining Company controlled approximately 8.7 million tons of coal reserves as of December 31, 2010, 100% of which are leased.

Wolf Run Mining Buckhannon Division.  Wolf Run Mining Company’s Buckhannon Division currently consists of two active underground mines: the Imperial mine located in Upshur County, West Virginia, near the town of Buckhannon, and the Sycamore No. 2 mine located in Harrison County, West Virginia, approximately ten miles west of Clarksburg. Nearly all of the reserves in Upshur County are owned, while those in Harrison County are leased. The Buckhannon Division controlled approximately 52.6 million tons of reserves as of December 31, 2010, all of which are suited for underground mining.

The Imperial mine extracts coal from the Middle Kittanning seam. The coal produced at the Imperial mine is processed through the nearby Sawmill Run preparation plant and shipped by CSX rail with origination by the A&O railroad, although some coal is trucked to local industrial customers. The reserves at the Buckhannon Division have characteristics that make it marketable to both steam and export metallurgical coal customers.

The Sycamore No. 2 mine produces coal from the Pittsburgh seam by the room-and-pillar mining method with continuous miners and shuttle cars. The reserve is primarily leased from one landowner with an annual minimum holding costs and an automatic renewal based on an annual minimum production of 250,000 tons. An independent contractor has operated the mine since September 2007. The coal produced from the Sycamore No. 2 mine is sold on a raw basis and transported to Allegheny Power Service Corporation’s Harrison Power Station by truck.

Sentinel.  Sentinel consists of one underground mine that extracts coal from the Clarion seam using the room-and-pillar mining method. Clarion seam reserves at the Sentinel mine amounted to approximately 12.3 million tons as of December 31, 2010, of which approximately 13% is owned and 87% is leased. Additionally, 19.4 million tons of underground reserves as of December 31, 2010 in the Lower Kittanning seam are accessible from the Sentinel mine.

Coal is fed directly from the mine to a preparation plant and loadout facility served by the CSX railroad with origination by the A&O railroad. The product can be shipped to steam or metallurgical markets, by either rail or truck.

CoalQuest (Tygart Valley).  The Tygart Valley property, located in Taylor County, West Virginia, near Grafton, included approximately 186.1 million tons of deep coal reserves as of December 31, 2010 of both steam and metallurgical quality coal in the Lower Kittanning seam, covering approximately 65,000 acres. The reserve extends into parts of Barbour, Marion and Harrison Counties as well. ICG owns the Tygart Valley coal reserve, in addition to nearly 4,000 acres of surface property to accommodate the development of two projected mining operations. In addition to the Lower Kittanning reserves, significant non-reserve coal deposits in the Kittanning, Freeport, Clarion and Mercer seams exist on the Tygart Valley property.

The West Virginia Department of Environmental Protection (the “WVDEP”) issued a surface mine permit on June 5, 2007 for the Tygart Valley No. 1 underground longwall mine and preparation plant complex located on the Tygart Valley property. Local opponents of the mine project stopped construction of the mine complex by filing repeated appeals of the WVDEP permit decision to the WV Surface Mine Board. However, the third and final appeal was denied when the Board unanimously upheld the WVDEP’s permit decision in an order issued on June 9, 2010, which the opposition did not contest.

As a result of our successful permit defense, construction of the Tygart Valley No. 1 mining complex resumed in June 2010. Construction at the new Tygart Valley No. 1 deep mine complex experienced minor weather-related delays near the end of 2010, but major earthwork is now complete with site development expected to wrap up in March 2011. Construction of the slope commenced in early November 2010 and work on the shafts began in December 2010. Initial coal production is projected for late fourth quarter 2011. At full output, currently projected for early 2014, Tygart Valley No. 1 is designed to have 3.5 million tons of capacity per year of high quality coal that is well suited to both the utility market and the high volatile metallurgical market.

Other Acquired Operations

ADDCAR Systems.  ICG manufactures and sells highwall mining systems using its patented ADDCAR highwall mining system. ADDCARtm is the registered trademark of ICG. The ADDCAR highwall mining system is an innovative and efficient mining system often deployed at reserves that cannot be economically mined by other methods. In addition to manufacturing systems for sale, ADDCAR also has three of its highwall mining systems in operation conducting contract highwall mining services for third parties.

A typical ADDCAR highwall mining system consists of a launch vehicle, continuous miner, conveyor cars, a stacker conveyor, electric generator, water tanker for cooling and dust suppression and a wheel loader with forklift attachment.

A five person crew operates the entire ADDCAR highwall mining system with control of the continuous miner being performed remotely by one person from the climate-controlled cab. Our system utilizes a navigational package to provide horizontal guidance, which helps to control rib width, and thus roof stability. In addition, the system provides vertical guidance for avoiding or limiting out of seam dilutions. The ADDCAR highwall mining system is equipped with high-quality video monitors to provide the operator with visual displays of the mining process from inside the entry being mined.

The mining cycle begins by aligning the ADDCAR highwall mining system onto the desired heading and starting the entry. As the remotely controlled continuous miner penetrates the coal seam, ADDCAR conveyor cars are added behind it, forming a continuous cascading conveyor train. This continues until the entry is at the planned full depth of up to 1,200 to 1,500 feet. After retraction, the launch vehicle is moved to the next entry, leaving a support pillar of coal between entries. This process recovers as much as 65% of the reserves while keeping all personnel outside the coal seam in a safe working environment. A wide range of seam heights can be mined with high production in seams as low as 3.5 feet and as high as 15 feet in a single pass. If the seam height is greater than 15 feet, then multi-lifts can be mined to create an unlimited entry height. The navigational features on the ADDCAR highwall mining system allow for multi-lift mining while ensuring that the designed pillar width is maintained.

During the mining cycle, in addition to the tramming effort provided by the crawler drive of the continuous miner, the ADDCAR highwall mining system increases the cutting capability of the machine through additional forces provided by hydraulic cylinders which transmit thrust to the back of the miner through blocks mounted on the side of the conveyor cars. This additional energy allows the continuous miner to achieve maximum cutting and loading rates as it moves forward into the seam.

In addition to its standard highwall mining system, ADDCAR has also developed for manufacture and sale a narrow bench highwall mining system and a steep-dip highwall mining system. The narrow bench highwall mining system has a smaller operational footprint that allows operation on narrower mine benches that are often found in Appalachia. The steep-dip highwall mining system allows for mining in steeply dipping coal seams often found in the western U.S. and Canada.

ICG currently has the exclusive North American distribution rights, as well as certain international patent rights for the ADDCAR highwall mining system.

Coalbed Methane.  ICG’s subsidiary, CoalQuest, has entered into a lease and joint operating agreement pursuant to which it leases coalbed methane, which is pipeline quality gas that resides in coal seams, and participates in certain coalbed methane wells, from its properties in Barbour, Harrison and Taylor counties in West Virginia. ICG’s coalbed methane lessee developed other wells in which CoalQuest is not a partial owner. In the eastern United States, conventional natural gas fields are typically located in various sedimentary formations at depths ranging from 2,000 to 15,000 feet. Exploration companies often put capital at risk by searching for gas in commercially exploitable quantities at these depths. By contrast, the coal seams from which we recover coalbed methane are typically less than 1,000 feet deep and are usually better defined than deeper formations. ICG believes that this contributes to lower exploration costs than those incurred by producers that operate in deeper, less defined formations. ICG believes this project is part of the first application of proprietary horizontal drilling technology for coalbed methane in northern West Virginia coalfields. ICG has not filed reserve estimates with any federal agency.

ICG receives an overriding royalty on coalbed methane production from the Crab Orchard Coal and Land Company and Beaver Coal Company coal reserves leased by ICG Beckley in Raleigh County, West Virginia and from the leased Big Creek coal reserves in Tazewell County, Virginia. ICG also leases coalbed methane from certain of its property in Kentucky and will receive rents and royalties on future production.

Certain Environmental and Litigation Matters Relating to ICG

The Sierra Club appealed the issuance of a modification to the NPDES permit for Patriot’s New Hill West surface mine on September 3, 2010, to the West Virginia Environmental Quality Board (“EQB”). The complaint alleged that the National Pollutant Discharge Elimination System (“NPDES”) permit did not contain specific limits for certain discharges. Following a four-day hearing in December 2010, the EQB remanded the matter to the WVDEP on March 25, 2011 with instructions to modify the permit to include discharge limits for conductivity, Total Dissolved Solids, sulfate, selenium, and manganese. See note 16 to ICG’s audited consolidated financial statements for the year ended December 31, 2010 and note 13 to ICG’s unaudited consolidated financial statements of the three month period ended March 31, 2011, included and incorporated in this prospectus supplement, for additional information regarding certain other environmental and litigation matters relating to ICG.

INDUSTRY OVERVIEW

The Coal Industry

Global Coal Supply and Demand.  Recovery from the 2008 upheaval in the global financial markets continued in 2010. Growth rates varied in 2010 in both emerging market economies and advanced market economies, as countries worked to rebalance their reliance on domestic consumption against export demand growth. Recovering international coal demand led to a substantial rise in the global demand for coal from the United States during 2010.

Coal is traded globally and can be transported to demand centers by ship, rail, barge, and truck. Worldwide coal production approximated 6.9 billion tonnes in 2009, up from 6.7 billion tonnes in 2008, according to the International Energy Agency (the “IEA”). China remains the largest producer of coal in the world, producing over 2.97 billion tonnes in 2009, according to the IEA. China is followed in coal production by the United States at approximately 919 million tonnes and India at nearly 526 million tonnes. China’s coal exports have dwindled to approximately 20 million tonnes per year and imports have increased to over 160 million tonnes per year in 2010 as domestic demands exceed domestic supply. Japan maintained its ranking as the top importer of coal with 183 million tonnes in 2009, followed by China and South Korea, each at 118 million tonnes.

International demand for coal continues to be driven by growth in electrical power generation. Coal remains the leading fuel for power generation in two of the IEA’s three World Energy Outlook scenarios. Coal’s share of global electricity generation remains between 41% and 43% through 2035 in the Current Policies Scenario. Growth is most significant in non-OECD countries where electricity from coal is expected to grow from approximately 46% of total electricity generation in 2008 to approximately 50% in 2035. China is the world’s largest consumer of coal, and China and India together account for 72% of the new coal-fired generation currently under construction and expected to come online in the next five years.

Metallurgical or coking coal is used in the steel making process. The steel industry uses metallurgical coal, which is distinguishable from other types of coal by its high carbon content, low expansion pressure, low sulfur content and various other chemical attributes. As such, the price offered by steel makers for metallurgical coal is generally higher than the price offered by power plants and industrial users for steam coal. Coal is used in nearly 70% of global steel production. In 2010, approximately 1.395 billion tonnes of steel was produced, which represented a recovery of 15% over 2009 reduced levels. Based on World Steel Association estimates, world steel consumption is projected to increase by approximately 60% during the next decade with Asia expected to account for majority of the growth in demand.

Supplying the global power and steel markets are Australia, historically the world’s largest coal exporter with exports of approximately 300 million tonnes in 2010, as well as Indonesia, Russia, United States, Colombia, and South Africa. Indonesia, in particular, has seen substantial growth in its coal exports in the last few years; however, its growing domestic energy demand may result in a decrease in exports as it moves toward greater self sufficiency. Total U.S. exports were 81 million tonnes in 2010. As global economic conditions continue to improve and growth accelerates, putting pressure on global coal supply networks, we expect the demand for U.S. coal exports to continue to grow.

U.S. Coal Consumption.  In the United States, coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. Coal consumption in the United States increased from 398.1 million tons in 1960 to approximately 1.0 billion tons in 2010, according to the EIA’s Short Term Energy Outlook. Although full-year data for 2010 is not yet available, we believe that coal consumption has improved over what was lost during the global downturn that affected U.S. coal consumption in 2009. In 2010, coal consumption in the United States improved through stronger electricity demand driven by both a recovering economy and favorable weather.

The following chart shows historical and projected demand trends for U.S. coal by consuming sector for the periods indicated, according to the EIA:

						Annual
	Actual	Estimated	Forecast			Growth
Sector	2005	2010	2011	2020	2035	2009-35

Electric Power	1,037	977	950	986	1,129	0.7%
Other Industrial	60	47	48	49	47	0.1%
Coke Plants	23	21	22	22	18	0.6%
Residential / Commercial	4	3	3	3	3	(0.2)%
Coal-to-Liquids	—	—	—	16	105	n/a

Total U.S. Coal Consumption	1,126	1,048	1,022	1,076	1,302	1.0%

Sources: EIA Annual Energy Outlook 2011, EIA Short Term Energy Outlook (January 2011) and EIA Monthly Energy Review (December 2010)

According to the EIA, coal accounted for approximately 45% of U.S. electricity generation in 2010, and based on a projected 25% growth in electricity demand, coal consumption is expected to grow about 19% by 2035, reaching 1.1 billion tons. These amounts assume no future federal or state carbon emissions legislation is enacted and do not take into account subsequent market conditions. Historically, coal has been considerably less expensive than natural gas or oil.

The following chart shows the breakdown of U.S. electricity generation by energy source for 2010, according to the EIA:

We expect power markets to remain highly dynamic in the coming decade. For instance, we believe that coal consumption could be adversely affected by new EPA regulations that spur the retirement of older power stations, as well as by increased competition from natural gas and other fuel sources for electric generation. However, we believe that increased capacity utilization at the remaining coal plants, the start-up of new coal-fueled units currently under construction, and a significant increase in U.S. coal exports will more than offset any lost consumption and drive a significant increase in overall demand for U.S. coal over that time frame. Moreover, expected production declines in certain coal supply basins, such as Central Appalachia, and the expectation that high-quality thermal coal will continue to be pulled into metallurgical markets could create further opportunities for volume growth in other coal supply basins in which we participate.

Average prices for oil in the United States increased during 2010 following the effects of the worldwide economic recession. Historically, volatile oil prices and global energy security concerns have increased interest in converting coal into liquid fuel, a process known as liquefaction. Liquid fuel produced from coal can be further refined to produce transportation fuels, such as low-sulfur diesel fuel, gasoline and other oil products, such as plastics and solvents. Currently, there are only a limited number of projects moving forward because of lower oil and natural gas prices.

U.S. Coal Production.  The United States is the second largest coal producer in the world, exceeded only by China. According to the EIA, there are over 200 billion tons of recoverable coal in the United States. The

U.S. Department of Energy estimates that current domestic recoverable coal reserves could supply enough electricity to satisfy domestic demand for approximately 200 years. Annual coal production in the United States has increased from 434 million tons in 1960 to approximately 1.1 billion tons in 2010.

Coal is mined from coal fields throughout the United States, with the major production centers located in the western United States (Powder River Basin and the Western Bituminous region), the Appalachian region and the Illinois Basin.

Major regions in the West include the Powder River Basin and the Western Bituminous region. According to the EIA, coal produced in the western United States increased from 408 million tons in 1994 to an estimated 636 million tons in 2010, as competitive mining costs and regulations limiting sulfur-dioxide emissions have continued to increase demand for low-sulfur coal over this period. The Powder River Basin is located in northeastern Wyoming and southeastern Montana. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,000 to 9,500 Btu. The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal exists in greater abundance, is easier to mine and thus has a lower cost of production. In addition, Powder River Basin coal is generally lower in heat value, which requires some electric power generation facilities to blend it with higher Btu coal or retrofit some existing coal plants to accommodate lower Btu coal. The Western Bituminous region includes Colorado, Utah and southern Wyoming. Coal from this region typically has low sulfur content ranging from 0.4% to 0.8% and heating values ranging from 10,000 to 12,200 Btu.

Regions in the East include the north, central and southern Appalachian regions. According to the EIA, coal produced in the Appalachian region decreased from 445 million tons in 1994 to an estimated 338 million tons in 2010 primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production. Central Appalachia includes eastern Kentucky, Tennessee, Virginia and southern West Virginia. Coal mined from this region generally has a high heat value ranging from 11,400 to 13,200 Btu and a low sulfur content ranging from 0.2% to 2.0%. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat value ranging from 10,300 to 13,500 Btu and a high sulfur content ranging from 0.8% to 4.0%. Southern Appalachia primarily covers Alabama and generally has a heat content ranging from 11,300 to 12,300 Btu and a sulfur content ranging from 0.7% to 3.0%.

The Illinois Basin includes Illinois, Indiana and western Kentucky and is the major coal production center in the interior region of the United States. According to the EIA, coal produced in the interior region decreased from 180 million tons in 1994 to approximately 105 million tons in 2010. Coal from the Illinois Basin generally has a heat value ranging from 10,100 to 12,600 Btu and has a high sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois basin can generally be used by some electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions. Other coal-producing states in the interior include Arkansas, Kansas, Louisiana, Mississippi, Missouri, North Dakota, Oklahoma and Texas.

U.S. Coal Exports and Imports.  U.S exports increased substantially in 2010 over 2009, supported by recovering global economies and continued growth in Chinese and Indian steel markets in particular. This is a trend we expect to continue, creating opportunities for increased U.S. coal exports off both the East Coast and West Coast, as well as though the Gulf of Mexico. The transportation and logistics industries are planning port and loading capacity additions on both coasts as well as in the Gulf that should facilitate increased movements of U.S. coal into the seaborne marketplace. Based on these planned capacity additions and the capability to increase utilization at existing facilities — coupled with an anticipated continuing supply deficit in the seaborne market — we expect U.S. coal exports to more than double by 2015.

Historically, coal imported from abroad has represented a relatively small share of total U.S. coal consumption, and this remained the case in 2010. According to the EIA, coal imports increased from nine million tons in 1994 to an estimated 19 million tons in 2010. Imports did reach close to 36 million tons in 2007, but have fallen since then. The decline is mostly attributed to more competitive pricing for domestic coal and stronger demand from non-U.S. markets for seaborne coal. Coal is imported into the United States primarily from Colombia, Indonesia and Venezuela. Imported coal generally serves coastal states along the Gulf of Mexico, such as Alabama and Florida, and states along the eastern seaboard. We do not expect imports to be significant in 2011 and beyond, as more and more global coal will likely be directed to Asia.

MANAGEMENT

Set forth below is information regarding each of our executive officers and directors. All ages are presented as of May 23, 2011.

Name	Age	Position

Steven F. Leer	58	Chairman and Chief Executive Officer & Director
C. Henry Besten	63	Senior Vice President, Strategic Development
John T. Drexler	42	Senior Vice President and Chief Financial Officer
John W. Eaves	53	President and Chief Operating Officer & Director
Sheila B. Feldman	56	Vice President, Human Resources
Robert G. Jones	54	Senior Vice President — Law, General Counsel and Secretary
Paul A. Lang	50	Senior Vice President, Operations
Deck S. Slone	48	Vice President, Government, Investor and Public Affairs
David N. Warnecke	56	Senior Vice President, Marketing and Trading
James R. Boyd	64	Director
David D. Freudenthal	60	Director
Patricia Fry Godley	63	Director
Douglas H. Hunt	58	Director
Brian J. Jennings	50	Director
J. Thomas Jones	61	Director
A. Michael Perry	74	Director
Robert G. Potter	72	Director
Theodore D. Sands	65	Director
Wesley M. Taylor	68	Director
Peter I. Wold	63	Director

Steven F. Leer has been our Chief Executive Officer since 1992. From 1992 to April 2006, Mr. Leer also served as our President. In April 2006, Mr. Leer became Chairman of the board of directors. Mr. Leer also serves on the boards of the Norfolk Southern Corporation, USG Corp., the Business Roundtable, the University of the Pacific, Washington University and is past chairman of the Coal Industry Advisory Board. Mr. Leer is past chairman and continues to serve on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association.

C. Henry Besten has served as our Senior Vice President-Strategic Development since 2002.

John T. Drexler has served as our Senior Vice President and Chief Financial Officer since April 2008. Mr. Drexler served as our Vice President-Finance and Accounting from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as our Director of Planning and Forecasting. Prior to March 2005, Mr. Drexler held several other positions within our finance and accounting department.

John W. Eaves has been our President and Chief Operating Officer since April 2006. From 2002 to April 2006, Mr. Eaves served as our Executive Vice President and Chief Operating Officer. Mr. Eaves also serves on the board of directors of ADA-ES, Inc. and COALOGIX.

Sheila B. Feldman has served as our Vice President-Human Resources since 2003. From 1997 to 2003, Ms. Feldman was the Vice President-Human Resources and Public Affairs of Solutia Inc.

Robert G. Jones has served as our Senior Vice President-Law, General Counsel and Secretary since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary from 2000 to August 2008.

Paul A. Lang has served as our Senior Vice President-Operations since December 2006. Mr. Lang served as President of Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C. from 1998 through July 2005.

Deck S. Slone has served as our Vice President-Government, Investor and Public Affairs since August 2008. Mr. Slone served as our Vice President-Investor Relations and Public Affairs from 2001 to August 2008.

David N. Warnecke has served as our Senior Vice President-Marketing and Trading since March 2011. Form August 2005 until March 2011, Mr. Warnecke served as our Vice President-Marketing and Trading. From June 2005 until March 2007, Mr. Warnecke served as President of our Arch Coal Sales Company, Inc. subsidiary, and from April 2004 until June 2005, Mr. Warnecke served as Executive Vice President of Arch Coal Sales Company, Inc. Prior to June 2004, Mr. Warnecke was Senior Vice President-Sales, Trading and Transportation of Arch Coal Sales Company, Inc.

James R. Boyd served as chairman of the board of directors from 1998 to April 2006, when he was appointed our lead director. Mr. Boyd served as Senior Vice President and Group Operating Officer of Ashland Inc. from 1989 until his retirement in 2002. Mr. Boyd also serves on the board of directors of Halliburton Inc.

Governor David D. Freudenthal served as the Governor of Wyoming from 2003 until January 2011. Prior to his service as governor, he served as U.S. Attorney for the District of Wyoming. Governor Freudenthal current serves as an Adjunct Professor at the University of Wyoming.

Patricia Fry Godley has been a partner with the law firm of Van Ness Feldman since 1998, practicing in the areas of economic and environmental regulation of electric utilities and natural gas companies. Ms. Godley is also a director of the United States Energy Association.

Douglas H. Hunt has served as Director of Acquisitions of Petro-Hunt, LLC since 1995, a private oil and gas exploration and production company.

Brian J. Jennings has been President and Chief Executive Officer of Rise Energy Partners, L.P. since February 2009. From February 2007 to June 2008, Mr. Jennings served as Chief Financial Officer of Energy Transfer Partners GP, L.P., the general partner of Energy Transfer Partners, L.P., a publicly-traded partnership owning and operating intrastate and interstate natural gas pipelines. From 2004 to December 2006, Mr. Jennings served as Senior Vice President-Corporate Finance and Development and Chief Financial Officer of Devon Energy Corporation.

J. Thomas Jones has been Chief Executive Officer of West Virginia United Health System located in Fairmont, West Virginia since 2002. From 2000 to 2002, Mr. Jones served as Chief Executive Officer of Genesis Hospital System in Huntington, West Virginia. Mr. Jones is also a director of Premier, Inc. and Health Partners Network.

A. Michael Perry served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 until his retirement in 2001. Mr. Perry also serves on the board of directors of Champion Industries, Inc. and Portec Rail Products, Inc.

Robert G. Potter was Chairman and Chief Executive Officer of Solutia, Inc. from 1997 until his retirement in 1999. He is also an investor in several private companies and has served as a member of the board of directors for six other companies.

Theodore D. Sands has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands served as Managing Director, Investment Banking for the Global Metals/Mining Group of Merrill Lynch & Co. from 1982 until February 1999. Mr. Sands has also served as a member of the board of directors for several other companies.

Wesley M. Taylor was President of TXU Generation, a company engaged in electricity infrastructure ownership and management. Mr. Taylor served at TXU for 38 years prior to his retirement in 2004. Mr. Taylor also serves on the board of directors of FirstEnergy Corporation.

Peter I. Wold is President and co-owner of Wold Oil Properties, Inc., an oil and gas exploration and production company. He is also Vice President of American Talc Company, a corporation that mines and processes talc in Western Texas. He presently chairs the Wyoming Enhanced Oil Recovery Commission and is a director of the Oppenheimer Funds, Inc., New York Board. Mr. Wold has also served in the Wyoming House of Representatives and as a director of the Denver Branch of the Kansas City Federal Reserve Bank.

DESCRIPTION OF COMMON STOCK

Please read the information discussed under the heading “Description of Capital Securities — Common Stock” beginning on page 12 of the accompanying prospectus. As of May 27, 2011, we had 260.0 million shares of authorized common stock, par value $0.01 per share, of which approximately 162.8 million shares were outstanding.

Upon completion of this offering, approximately 210.8 million shares of our common stock will be outstanding, based on the number of shares outstanding on May 27, 2011 (assuming no exercise of the underwriters’ over-allotment option or outstanding stock options in respect of approximately 5.2 million shares of common stock with a weighted average exercise price of $26.31 per share as of May 27, 2011 or issuance of 27,000 shares of common stock upon vesting of certain restricted stock units that we have issued to our executive officers as of May 27, 2011). See “Risk Factors — Risks Related to the Offering — This offering is expected to be dilutive, and there may be future dilution of our common stock.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business in the United States of the non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and, so long as our common stock continues to be regularly traded on an established securities market, the non-U.S. holder holds or has held (at any time during the shorter of the five-year period preceding the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock.

We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first or third bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first or third bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

CERTAIN ERISA CONSIDERATIONS

There are certain considerations associated with the purchase of our common stock by (1) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (2) plans that are subject to Section 4975 of the Code (each such plan referred to herein as an “ERISA Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under Section 406 of ERISA and Section 4975 of the Code. In addition, a fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

A prohibited transaction within the meaning of ERISA and the Code could arise if our common stock is acquired by an ERISA Plan to which we, an underwriter, or any of our or their respective affiliates, is a party in interest or disqualified person and such acquisition is not entitled to an applicable exemption, of which there are many.

Non-U.S. plans, governmental plans and certain church plans, while not subject to the prohibited transaction provisions of ERISA or of Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-US laws or regulations that are substantially similar to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code (each such plan referred to herein as a “Plan”).

Due to the complexity of these rules and the potential penalties for any non-exempt prohibited transactions we would advise any person considering purchasing our common stock on behalf of, or with the assets of, any ERISA Plan or Plan, to consult with their counsel regarding these matters.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for which Morgan Stanley & Co. LLC, PNC Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of Arch Coal common stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. LLC	22,176,000
PNC Capital Markets LLC	9,504,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,360,000
Citigroup Global Markets Inc.	3,360,000
BMO Capital Markets Corp.	960,000
Credit Suisse Securities (USA) LLC	960,000
RBS Securities Inc.	960,000
Wells Fargo Securities, LLC	960,000
Mitsubishi UFJ Securities (USA), Inc.	720,000
Santander Investment Securities Inc.	816,000
Credit Agricole Securities (USA) Inc.	720,000
Natixis Bleichroeder LLC	720,000
Piper Jaffray & Co.	720,000
FBR Capital Markets & Co.	480,000
ING Financial Markets LLC	336,000
Stifel, Nicolaus & Company, Incorporated	288,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	240,000
Howard Weil Incorporated	240,000
Macquarie Capital (USA) Inc.	240,000
Simmons & Company International	240,000

Total	48,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the shares may be terminated.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or to contribute to the payments the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 7,200,000 additional shares of Arch Coal common stock at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement.

The following table shows the per share and total public offering price, the underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 7,200,000 shares of Arch Coal common stock.

	Total
	Per Share	No Exercise	Full Exercise

Public offering price	$27.00	$1,296,000,000	$1,490,400,000
Underwriting discounts and commissions to be paid by us	$0.945	$45,360,000	$52,164,000
Proceeds, before expenses, to us	$26.055	$1,250,640,000	$1,438,236,000

Our common stock is listed on the NYSE under the trading symbol “ACI.”

We have agreed with the underwriters, for a period of 90 days, beginning on the date of this prospectus supplement, not to (i) offer, sell, issue, pledge, contract to sell, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (collectively, “lock-up securities”), (ii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of lock-up securities, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in lock-up securities within the meaning of Section 16 of the Exchange Act or (iv) file with the SEC a registration statement relating to lock-up securities, or publicly disclose the intention to take any such action, in each case, without the prior written consent of Morgan Stanley & Co. LLC.

The foregoing paragraph shall not apply to (i) issuances of lock-up securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of options already outstanding, (ii) grants of certain employee stock options, (iii) issuances of lock-up securities pursuant to the exercise of such options or (iv) issuance of shares to satisfy certain future pension contribution obligations.

Our directors and executive officers are subject to similar restrictions for a period of 90 days, beginning on the date of this prospectus supplement, subject to certain exceptions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Arch Coal common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of Arch Coal common stock above independent market levels or prevent or retard a decline in the market price of Arch Coal common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The estimated offering expenses payable by us, in addition to any underwriting discounts and commissions, in connection with this offering of Arch Coal common stock are approximately $0.8 million.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each, a “Relevant Member State”), each of the underwriters has represented, warranted and undertaken that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares to the public in that Relevant Member State, other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of FSMA does not apply; and (b) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document or any shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance and the Securities and Futures Ordinance. No advertisement, invitation or document relating to the shares being offered by this prospectus supplement will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended, or the FIEL). Each underwriter has represented and agreed that the shares which it purchases will be purchased by it as principal and that, in connection with the offering, it will not, directly or indirectly, offer or sell any shares in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the

Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan. If any underwriter offers to sell or solicits an offer to buy any shares to any Japanese Person by way of the “Solicitation for Small Number of Investors” (shouninzuu muke kan’yu) as defined in Section 23-13, Paragraph 4 of the FIEL, such underwriter shall make it clear in offering to sell or soliciting offers to buy such shares that sales of the shares are subject to the condition that any shares issued by the same issuer shall not be owned by 1,000 or more Japanese Persons.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell shares or cause such shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA), to a relevant person defined in Section 275(2) of the SFA or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

Certain of the underwriters and their affiliates have provided investment and commercial banking services, financial advisory and other related services to us and our affiliates in the past and may do so in the future. They have received customary fees and commissions for these services and may do so in the future. Affiliates of certain of the underwriters are lenders under our existing senior secured credit facility and will serve as lenders under our amended and restated senior secured credit facility. Certain of the underwriters are also acting as initial purchasers in the New Senior Notes offering. Morgan Stanley & Co. LLC served as financial advisor to Arch Coal in connection with the transactions.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Robert G. Jones, Esq., our Senior Vice President-Law, General Counsel and Secretary. Certain legal matters in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York. Mr. Jones is paid a salary by us, is a participant in various employee benefit plans offered by us to our employees generally and owns and has options to purchase shares of our common stock.

EXPERTS

Coal Reserves

The information appearing in, and incorporated by reference in, this prospectus supplement and the accompanying prospectus concerning Arch Coal’s estimates of proven and probable coal reserves at December 31, 2010 were prepared by our engineers and geologists and reviewed by Weir International, Inc., an independent mining and geological consultant.

Independent Registered Public Accounting Firms

The consolidated financial statements of Arch Coal, financial statement schedule and the effectiveness of internal control over financial reporting that appear in Arch Coal’s Annual Report (Form 10-K) for the year ended December 31, 2010, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon which are included and/or incorporated herein by reference. Such consolidated financial statements have been included and/or incorporated by reference in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

The consolidated financial statements of International Coal Group, Inc. as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, that have been included in this prospectus supplement and are incorporated in this prospectus supplement by reference from Arch Coal’s Current Report on Form 8-K, filed with the SEC on May 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated herein by reference. Such consolidated financial statements have been included and incorporated by reference in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Arch Coal files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by Arch Coal at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Arch Coal. Arch Coal’s common stock is traded on the NYSE. You may also inspect the information Arch Coal files with the SEC at the NYSE’s offices at 20 Broad Street, New York, NY 10005. Information about Arch Coal is also available at www.archcoal.com. The information on such Internet site is not a part of this prospectus supplement.

Arch Coal is “incorporating by reference” into this prospectus supplement the information it files with the SEC. This means that we are disclosing important information to you by referring you to these documents filed with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of this offering will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Arch Coal’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	Arch Coal’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Arch Coal’s Current Reports on Form 8-K filed on March 1, 2011, May 3, 2011 (two filings), May 31, 2011 and June 2, 2011 (excluding information under Item 7.01);

•	the portions of Arch Coal’s Definitive Proxy Statement on Schedule 14A, as filed on March 18, 2011, that are deemed “filed” with the SEC under the Exchange Act; and

•	the description of our common stock in our registration statement on Form 8-B filed with the SEC on June 17, 1997, including any amendments or reports filed for the purpose of updating such description.

Any statement or information contained in those documents shall be deemed to be modified or superseded to the extent a statement or information included in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement or information. Any such statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and accompanying prospectus. Any future filings made by us with the SEC (excluding those filings made under Items 2.02 or 7.01 of Form 8-K or other information “furnished” to the SEC) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering will also be deemed to be incorporated by reference into this prospectus supplement and to be part of this prospectus supplement from their dates of filing. Other than as expressly stated in this paragraph, none of Arch Coal’s reports, proxy statements and other information filed, or that Arch Coal may file, with the SEC is incorporated by reference herein.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). You may request a copy of these documents by writing or telephoning us at:

Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
Attention: Investor Relations
(314) 994-2700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Arch Coal, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2011, expressed an unqualified opinion thereon.

St. Louis, Missouri
March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Arch Coal, Inc.

We have audited Arch Coal, Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arch Coal, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arch Coal, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 1, 2011, expressed an unqualified opinion thereon.

St. Louis, Missouri
March 1, 2011

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. (the “Company”) is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management’s informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, comprised of independent directors, meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Arch Coal, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that the Company’s internal control over financial reporting is effective as of December 31, 2010.

The Company’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company’s internal control over financial reporting.

Steven F. Leer	John T. Drexler
Chairman and Chief	Senior Vice President and Chief
Executive Officer	Financial Officer

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	2010	2009	2008
	(in thousands, except per share data)

REVENUES
Coal sales	$3,186,268	$2,576,081	$2,983,806
COSTS, EXPENSES AND OTHER
Cost of coal sales	2,395,812	2,070,715	2,183,922
Depreciation, depletion and amortization	365,066	301,608	293,553
Amortization of acquired sales contracts, net	35,606	19,623	(705)
Selling, general and administrative expenses	118,177	97,787	107,121
Change in fair value of coal derivatives and coal trading activities, net	8,924	(12,056)	(55,093)
Gain on Knight Hawk transaction	(41,577)	—	—
Costs related to acquisition of Jacobs Ranch	—	13,726	—
Other operating income, net	(19,724)	(39,036)	(6,262)

	2,862,284	2,452,367	2,522,536

Income from operations	323,984	123,714	461,270
Interest expense, net:
Interest expense	(142,549)	(105,932)	(76,139)
Interest income	2,449	7,622	11,854

	(140,100)	(98,310)	(64,285)
Other non-operating expense:
Loss on early extinguishment of debt	(6,776)	—	—

	(6,776)	—	—

Income before income taxes	177,108	25,404	396,985
Provision for (benefit from) income taxes	17,714	(16,775)	41,774

Net income	159,394	42,179	355,211
Less: Net income attributable to noncontrolling interest	(537)	(10)	(881)

Net income attributable to Arch Coal, Inc.	$158,857	$42,169	$354,330

EARNINGS PER COMMON SHARE
Basic earnings per common share	$0.98	$0.28	$2.47

Diluted earnings per common share	$0.97	$0.28	$2.45

Basic weighted average shares outstanding	162,398	150,963	143,604

Diluted weighted average shares outstanding	163,210	151,272	144,416

Dividends declared per common share	$0.39	$0.36	$0.34

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31
	2010	2009
	(in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$93,593	$61,138
Trade accounts receivable	208,060	190,738
Other receivables	44,260	40,632
Inventories	235,616	240,776
Prepaid royalties	33,932	21,085
Coal derivative assets	15,191	18,807
Other	104,262	113,606

Total current assets	734,914	686,782
Property, plant and equipment:
Coal lands and mineral rights	2,523,172	2,417,151
Plant and equipment	2,397,444	2,261,929
Deferred mine development	872,329	832,976

	5,792,945	5,512,056
Less accumulated depreciation, depletion and amortization	(2,484,053)	(2,145,870)

Property, plant and equipment, net	3,308,892	3,366,186
Other assets:
Prepaid royalties	66,525	86,622
Goodwill	114,963	113,701
Deferred income taxes	361,556	354,869
Equity investments	177,451	87,268
Other	116,468	145,168

Total other assets	836,963	787,628

Total assets	$4,880,769	$4,840,596

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$198,216	$128,402
Coal derivative liabilities	4,947	2,244
Deferred income taxes	7,775	5,901
Accrued expenses and other current liabilities	245,411	227,716
Current maturities of debt and short-term borrowings	70,997	267,464

Total current liabilities	527,346	631,727
Long-term debt	1,538,744	1,540,223
Asset retirement obligations	334,257	305,094
Accrued pension benefits	49,154	68,266
Accrued postretirement benefits other than pension	37,793	43,865
Accrued workers’ compensation	35,290	29,110
Other noncurrent liabilities	110,234	98,243

Total liabilities	2,632,818	2,716,528
Redeemable noncontrolling interest	10,444	8,962
Stockholders’ equity:
Common stock, $0.01 par value, authorized 260,000 shares, issued 164,117 and 163,953 shares at December 31, 2010 and 2009, respectively	1,645	1,643
Paid-in capital	1,734,709	1,721,230
Treasury stock, 1,512 shares at December 31, 2010 and 2009, at cost	(53,848)	(53,848)
Retained earnings	561,418	465,934
Accumulated other comprehensive loss	(6,417)	(19,853)

Total stockholders’ equity	2,237,507	2,115,106

Total liabilities and stockholders’ equity	$4,880,769	$4,840,596

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009	2008
	(in thousands)

OPERATING ACTIVITIES
Net income	$159,394	$42,179	$355,211
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	365,066	301,608	293,553
Amortization of acquired sales contracts, net	35,606	19,623	(705)
Prepaid royalties expensed	34,605	29,746	36,227
Employee stock-based compensation	11,717	13,394	12,618
Amortization of debt financing costs	9,839	7,450	4,829
Gain on Knight Hawk transaction	(41,577)	—	—
Loss on early retirement of debt	6,776	—	—
Changes in operating assets and liabilities:
Receivables	(7,287)	47,794	(9,871)
Inventories	5,160	(28,518)	(13,783)
Coal derivative assets and liabilities	9,554	32,266	(41,183)
Accounts payable, accrued expenses and other current liabilities	87,807	(44,764)	21,823
Deferred income taxes	(12,405)	(34,668)	15,222
Accrued postretirement benefits other than pension	2,488	4,142	4,202
Asset retirement obligations	23,997	18,741	16,437
Accrued workers’ compensation	(813)	(2,909)	(528)
Other	7,220	(23,104)	(14,915)

Cash provided by operating activities	697,147	382,980	679,137
INVESTING ACTIVITIES
Capital expenditures	(314,657)	(323,150)	(497,347)
Payments made to acquire Jacobs Ranch	—	(768,819)	—
Proceeds from dispositions of property, plant and equipment	330	825	1,135
Additions to prepaid royalties	(27,355)	(26,755)	(19,764)
Purchases of investments and advances to affiliates	(46,185)	(10,925)	(7,466)
Consideration paid related to prior business acquisitions	(1,262)	(4,767)	(6,800)
Reimbursement of deposits on equipment	—	3,209	2,697

Cash used in investing activities	(389,129)	(1,130,382)	(527,545)
FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	500,000	584,784	—
Repayments of long-term debt, including redemption premium	(505,627)	—	—
Proceeds from the sale of common stock	—	326,452	—
Purchases of treasury stock	—	—	(53,848)
Net increase (decrease) in borrowings under lines of credit and commercial paper program	(196,549)	(85,815)	13,493
Net proceeds from (payments on) other debt	82	(2,986)	(2,907)
Debt financing costs	(12,751)	(29,659)	(233)
Dividends paid	(63,373)	(54,969)	(48,847)
Issuance of common stock under incentive plans	1,764	84	6,319
Contribution from noncontrolling interest	891	—	—

Cash provided by (used in) financing activities	(275,563)	737,891	(86,023)

Increase (decrease) in cash and cash equivalents	32,455	(9,511)	65,569
Cash and cash equivalents, beginning of year	61,138	70,649	5,080

Cash and cash equivalents, end of year	$93,593	$61,138	$70,649

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for interest	$134,866	$76,801	$71,620
Cash paid during the year for income taxes	$36,765	$17,482	$22,830

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Three Years Ended December 31, 2010

						Accumulated
					Treasury	Other
	Preferred	Common	Paid-In	Retained	Stock, at	Comprehensive
	Stock	Stock	Capital	Earnings	Cost	Loss	Total
	(in thousands, except per share data)

BALANCE AT JANUARY 1, 2008	$1	$1,436	$1,358,695	$173,186	$—	$(1,632)	$1,531,686
Comprehensive income:
Net income attributable to Arch Coal, Inc.				354,330			354,330
Pension, postretirement and other post-employment benefits						(31,907)	(31,907)
Net amount reclassified to income						(684)	(684)
Unrealized losses on available-for- sale securities						(349)	(349)
Net amount reclassified to income						1,005	1,005
Unrealized losses on derivatives						(44,128)	(44,128)
Net amount reclassified to income						(1,401)	(1,401)

Total comprehensive income				354,330		(77,464)	276,866
Dividends:
Common ($0.34 per share)				(48,769)			(48,769)
Preferred ($2.50 per share)				(12)			(12)
Issuance of 261 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		2	(2)				—
Issuance of 405 shares of common stock upon conversion of preferred stock	(1)	4	(3)				—
Preferred stock redemption			(24)	(1)			(25)
Issuance of 521 shares of common stock under the stock incentive plan — stock options including income tax benefits		5	6,314				6,319
Purchase of 1,512 shares of common stock under stock repurchase program					(53,848)		(53,848)
Employee stock-based compensation expense			16,516				16,516

BALANCE AT DECEMBER 31, 2008	—	1,447	1,381,496	478,734	(53,848)	(79,096)	1,728,733
Comprehensive income:
Net income attributable to Arch Coal, Inc.				42,169			42,169
Pension, postretirement and other post-employment benefits						12,176	12,176
Net amount reclassified to income						718	718
Unrealized losses on available-for- sale securities						(86)	(86)
Unrealized gains on derivatives						2,436	2,436
Net amount reclassified to income						43,999	43,999

Total comprehensive income				42,169		59,243	101,412
Dividends on common shares ($0.36 per share)				(54,969)			(54,969)
Issuance of 19,550 common shares		196	326,256				326,452
Issuance of 45 shares of common stock under the stock incentive plan — restricted stock and restricted stock units		0	0				0
Issuance of 13 shares of common stock under the stock incentive plan — stock options including income tax benefits		0	84				84
Employee stock-based compensation expense			13,394				13,394

BALANCE AT DECEMBER 31, 2009	—	1,643	1,721,230	465,934	(53,848)	(19,853)	2,115,106
Comprehensive income:
Net income attributable to Arch Coal, Inc.				158,857			158,857
Pension, postretirement and other post-employment benefits						9,750	9,750
Net amount reclassified to income						110	110
Unrealized gains on available-for- sale securities						1,841	1,841
Unrealized gains on derivatives						221	221
Net amount reclassified to income						1,514	1,514

Total comprehensive income				158,857		13,436	172,293
Dividends on common shares ($0.39 per share)				(63,373)			(63,373)
Issuance of 9 shares of common stock under the stock incentive plan — restricted stock and restricted stock units, net of forfeitures		0	0				0
Issuance of 155 shares of common stock under the stock incentive plan — stock options including income tax benefits		2	1,762				1,764
Employee stock-based compensation expense			11,717				11,717

BALANCE AT DECEMBER 31, 2010	$—	$1,645	$1,734,709	$561,418	$(53,848)	$(6,417)	$2,237,507

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries and controlled entities (the “Company”). The Company’s primary business is the production of steam and metallurgical coal from surface and underground mines located throughout the United States for sale to utility, steel, industrial and export markets. The Company’s mines are located in southern West Virginia, eastern Kentucky, Virginia, Wyoming, Colorado and Utah. All subsidiaries (except as noted below) are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.

The Company owns a 99% membership interest in a joint venture named Arch Western Resources, LLC (“Arch Western”) which operates coal mines in Wyoming, Colorado and Utah. The Company also acts as the managing member of Arch Western.

In October, 2009, the Company purchased the outstanding membership interests of Jacobs Ranch Holdings I LLC, the parent of Jacobs Ranch mining operations, which were adjacent to the Company’s Black Thunder mining operations. See further discussion in Note 2, “Property Transactions”.

Accounting Pronouncements Adopted

There were no accounting pronouncements whose adoption had a material impact on the Company’s consolidated financial statements.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly-liquid investments with an original maturity of three months or less when purchased. At December 31, 2010 and 2009, the carrying amounts of cash and cash equivalents approximate their fair value.

Allowance for Uncollectible Receivables

The Company’s allowance for uncollectible receivables reflects the amounts of its trade accounts receivable and other receivables that are not expected to be collected, based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Receivables are considered past due if the full payment is not received by the contractual due date. There was no allowance for uncollectible receivables at December 31, 2010. The allowance deducted from the balance of receivables was $0.1 million at December 31, 2009.

Inventories

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs, transportation costs incurred prior to title transfer to customers and operating overhead. Stripping costs incurred during the production phase of the mine are considered variable production costs and are included in the cost of the coal extracted during the period the stripping costs are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments

Investments and ownership interests are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. The Company reflects its share of the entity’s income in other operating income, net in its consolidated statements of income. Marketable equity securities held by the Company that do not qualify for equity method accounting are classified as available-for-sale and are recorded at their fair value on the balance sheet. Unrealized gains and losses on these investments are recorded in other comprehensive income. A decline in the value of an investment that is considered other than temporary is recognized in income.

Prepaid Royalties

Leased mineral rights are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are recorded as a prepaid asset, with amounts expected to be recouped within one year classified as current. As the coal is mined under these leases the royalties are recouped and the prepayment is charged to cost of coal sales.

Acquired Sales Contracts

Coal supply agreements (sales contracts) acquired in a business combination are capitalized at their fair value and amortized over the tons of coal shipped during the term of the contract. The fair value of a sales contract is determined by discounting the cash flows attributable to the difference between the contract price and the prevailing forward prices for the tons under contract at the date of acquisition. The net book value of the Company’s above-market sales contracts was $32.1 million and $78.3 million at December 31, 2010 and 2009, respectively, $25.1 million and $44.4 million of which were classified as current. Current amounts are recorded in other current assets in the accompanying consolidated balance sheets and noncurrent amounts are recorded in other assets in the accompanying consolidated balance sheets. The net book value of the below-market sales contracts was $26.0 million and $36.6 million at December 31, 2010 and 2009, respectively, $5.6 million and $9.7 million of which were classified as current. Current amounts are recorded in accrued expenses and noncurrent amounts are recorded in other noncurrent liabilities in the accompanying consolidated balance sheets. Based upon expected shipments under these contracts in the next five years, the Company anticipates annual amortization expense (income) of acquired sales contracts in the next five years of: $19.9 million, $0.4 million, $(4.7) million, $(4.7) million and $(4.7) million.

Exploration Costs

Costs to acquire permits for exploration activities are capitalized. Drilling and other costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred.

Property, Plant and Equipment

Plant and Equipment

Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. For the year ended December 31, 2010 no interest costs were capitalized. During the years ended December 31, 2009 and 2008, interest costs of $0.8 million and $11.7 million, respectively, were capitalized. Expenditures that extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. The cost of maintenance and repairs that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation. Other plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, limited by the remaining life of the mine. The useful lives of mining equipment, including longwalls, draglines and shovels, range from 5 to 32 years. The useful lives of buildings and leasehold improvements generally range from 10 to 30 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Costs may include construction permits and licenses; mine design; construction of access roads, shafts, slopes and main entries; and removing overburden to access reserves in a new pit. Additionally, deferred mine development includes the asset cost associated with asset retirement obligations.

Coal Lands and Mineral Rights

Rights to coal reserves may be acquired directly through governmental or private entities. A significant portion of the Company’s coal reserves are controlled through leasing arrangements. The net book value of the Company’s leased coal interests was $1.6 billion at December 31, 2010 and 2009. Payments to acquire royalty lease agreements and lease bonus payments are capitalized as a cost of the underlying mineral reserves and depleted over the life of proven and probable reserves. Future lease bonus payments of $29.5 million in 2011, $28.4 million in 2012, $23.4 million in 2013 and $7.3 million in 2014 are due. Coal lease rights are depleted using the units-of-production method, and the rights are assumed to have no residual value. Lease agreements are generally long-term in nature (original terms range from 10 to 50 years), and substantially all of the leases contain provisions that allow for automatic extension of the lease term providing certain requirements are met.

Impairment

If facts and circumstances suggest that the carrying value of a long-lived asset or asset group may not be recoverable, the asset or asset group is reviewed for potential impairment. If this review indicates that the carrying amount of the asset will not be recoverable through projected undiscounted cash flows related to the asset over its remaining life, then an impairment loss is recognized by reducing the carrying value of the asset to its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value assigned to the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is tested for impairment annually as of the beginning of the fourth quarter, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level, which is the Company’s Black Thunder mining complex. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate and projections of selling prices and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Deferred Financing Costs

The Company capitalizes costs incurred in connection with new borrowings, the establishment or enhancement of credit facilities and issuance of debt securities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the interest method. The unamortized balance of deferred financing costs was $37.6 million and $37.9 million at December 31, 2010 and 2009, respectively. Amounts classified as current were $9.6 million and $9.5 million at December 31, 2010 and 2009, respectively. Current amounts are recorded in other current assets and noncurrent amounts are recorded in other assets in the accompanying consolidated balance sheets.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from third parties. The Company recognizes revenue from coal sales at the time risk of loss passes to the customer at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracted amounts. Transportation costs are included in cost of coal sales and amounts billed by the Company to its customers for transportation are included in coal sales.

Other Operating Income, Net

Other operating income, net in the accompanying consolidated statements of income reflects income and expense from sources other than physical coal sales, including: bookouts, the practice of offsetting purchase and sale contracts for shipping convenience purposes, and contract settlements; royalties earned from properties leased to third parties; income from equity investments; gains and losses from dispositions of assets; and realized gains and losses on derivatives that do not qualify for hedge accounting and are not held for trading purposes.

Asset Retirement Obligations

The Company’s legal obligations associated with the retirement of long-lived assets are recognized at fair value at the time the obligations are incurred. Accretion expense is recognized through the expected settlement date of the obligation. Obligations are incurred at the time development of a mine commences for underground and surface mines or construction begins for support facilities, refuse areas and slurry ponds. The obligation’s fair value is determined using discounted cash flow techniques and is based upon permit requirements and various estimates and assumptions that would be used by market participants, including estimates of disturbed acreage, reclamation costs and assumptions regarding productivity. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying value of the related long-lived asset. Amortization of the related asset is recorded on a units-of-production basis over the mine’s estimated recoverable reserves. Any difference between the recorded obligation and the actual cost of reclamation is recorded in profit in loss in the period the obligation is settled. See additional discussion in Note 12, “Asset Retirement Obligations.”

Derivative Instruments

The Company generally utilizes derivative instruments to manage exposures to commodity prices. Additionally, the Company may hold certain coal derivative instruments for trading purposes. Derivative financial instruments are recognized in the balance sheet at fair value. Certain coal contracts may meet the definition of a derivative instrument, but because they provide for the physical purchase or sale of coal in quantities expected to be used or sold by the Company over a reasonable period in the normal course of business, they are not recognized on the balance sheet.

Certain derivative instruments are designated as the hedge instrument in a hedging relationship. In a fair value hedge, the Company hedges the risk of changes in the fair value of a firm commitment, typically a fixed-price coal sales contract. Changes in both the hedged firm commitment and the fair value of a derivative used as a hedge instrument in a fair value hedge are recorded in earnings. In a cash flow hedge, the Company hedges the risk of changes in future cash flows related to a forecasted purchase or sale. Changes in the fair value of the derivative instrument used as a hedge instrument in a cash flow hedge are recorded in other comprehensive income. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings and are classified in a manner consistent with the transaction being hedged. The Company formally documents the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for hedge transactions.

The Company evaluates the effectiveness of its hedging relationships both at the hedge’s inception and on an ongoing basis. Any ineffective portion of the change in fair value of a derivative instrument used as a hedge instrument in a fair value or cash flow hedge is recognized immediately in earnings. The ineffective portion is based on the extent to which exact offset is not achieved between the change in fair value of the hedge instrument and the cumulative change in expected future cash flows on the hedged transaction from inception of the hedge in a cash flow hedge or the change in the fair value. Ineffectiveness was insignificant for the years ended December 31, 2010, 2009 and 2008. See Note 7, “Derivative Instruments” for further disclosures related to the Company’s derivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly hypothetical transaction between market participants at the measurement date. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 11, “Fair Values of Financial Instruments” for further disclosures related to the Company’s fair value estimates.

Income Taxes

Deferred income taxes are provided for temporary differences arising from differences between the financial statement amount and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates anticipated to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the need for a valuation allowance, the Company considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and its overall deferred tax position. See Note 9, “Taxes” for further disclosures about income taxes.

Benefit Plans

The Company has non-contributory defined benefit pension plans covering most of its salaried and hourly employees. Benefits are generally based on the employee’s age and compensation. The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. The cost of providing these benefits are determined on an actuarial basis and accrued over the employee’s period of active service.

The Company recognizes the overfunded or underfunded status of these plans as determined on an actuarial basis on the balance sheet and the changes in the funded status are recognized in other comprehensive income. See Note 14, “Employee Benefit Plans” for additional disclosures relating to these obligations.

Stock-Based Compensation

The compensation cost of all stock-based awards is determined based on the grant-date fair value of the award, and is recognized in income over the requisite service period (typically the vesting period of the award). The grant-date fair value of option awards is determined using a Black-Scholes option pricing model. Compensation cost for an award with performance conditions is accrued if it is probable that the conditions will be met. See further discussion in Note 16, “Stock Based Compensation and Other Incentive Plans.”

Accounting Standards Issued and Not Yet Adopted

There are no new accounting pronouncements that have been issued whose adoption is expected to have a material impact on the Company’s consolidated financial statements.

2.	Property Transactions

On November 12, 2009, the Company entered into a lease of coal reserves and other coal resources from Great Northern Properties Limited Partnership in Montana for $73.1 million. On March 18, 2010, the Company was awarded a Montana state coal lease for the Otter Creek tracts for a price of $85.8 million. The Company now controls approximately 1.4 billion tons of coal reserves in Montana’s Otter Creek area.

On October 1, 2009 the Company purchased the Jacobs Ranch mining operations for a purchase price of $768.8 million. The acquired operations included approximately 345 million tons of coal reserves that were adjacent to the Company’s Black Thunder mining complex in its Powder River Basin segment. The acquired mining operations have been integrated into the Company’s Black Thunder mining operations. To finance the acquisition, the Company sold 19.55 million shares of its common stock and issued $600.0 million in aggregate principal amount of senior unsecured notes. See Note 10, “Debt and Financing Arrangements” and Note 15 “Capital Stock” for further information about these transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Goodwill

Changes in the carrying value of Goodwill for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

Balance at January 1, 2008	$40,032
Consideration paid related to prior business acquisitions	6,800

Balance at December 31, 2008	46,832
Consideration paid related to prior business acquisitions	4,767
Acquisition of Jacobs Ranch	62,102

Balance at December 31, 2009	113,701
Consideration paid related to prior business acquisitions	1,262

Balance at December 31, 2010	$114,963

Goodwill has been allocated to the Company’s Black Thunder mining complex, part of the Powder River Basin segment, for impairment testing purposes. All of the goodwill is expected to be deductible for income tax purposes. The consideration paid related to prior business acquisitions represents adjustments to the purchase price of a previous acquisition resulting from a 2008 tax settlement. For further discussion see Note 9, “Taxes”.

4.	Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes transactions recorded in stockholders’ equity during the year, excluding net income and transactions with stockholders. Following are the items included in accumulated other comprehensive income (loss):

		Pension,
		Postretirement
		and Other		Accumulated
		Post-		Other
	Derivative	Employment	Available-for-	Comprehensive
	Instruments	Benefits	Sale Securities	Loss
	(in thousands)

Balance at January 1, 2008	$280	$(842)	$(1,070)	$(1,632)
2008 activity, before tax	(71,129)	(50,925)	1,024	(121,030)
2008 activity, tax effect	25,600	18,334	(368)	43,566

Balance at December 31, 2008	(45,249)	(33,433)	(414)	(79,096)
2009 activity, before tax	72,553	20,124	(136)	92,541
2009 activity, tax effect	(26,118)	(7,230)	50	(33,298)

Balance at December 31, 2009	1,186	(20,539)	(500)	(19,853)
2010 activity, before tax	2,711	15,406	2,877	20,994
2010 activity, tax effect	(976)	(5,546)	(1,036)	(7,558)

Balance at December 31, 2010	$2,921	$(10,679)	$1,341	$(6,417)

As discussed in Note 1, “Accounting Policies” unrealized gains or losses on derivatives that qualify for hedge accounting as cash flow hedges are recorded in other comprehensive income. Pension, postretirement and other post-employment benefits adjustments in other comprehensive income relate to changes in the funded status of various benefit plans, as discussed in Note 1, “Accounting Policies.” The unrealized gains and losses associated with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognizing the Company’s “available-for-sale” securities at fair value are recorded through other comprehensive income (loss).

5.	Equity Investments

	Knight Hawk	DKRW	DTA	Tenaska	Total
	(in thousands)

Balance at January 1, 2008	$43,894	$26,907	$12,149	$—	$82,950
Investments in affiliates	—	—	1,503	—	1,503
Advances to (distributions from) affiliates, net	(2,167)	—	4,467	—	2,300
Equity in comprehensive income (loss)	6,366	(1,783)	(3,575)	—	1,008

Balance at December 31, 2008	48,093	25,124	14,544	—	87,761
Advances to (distributions from) affiliates, net	(5,164)	—	2,925	—	(2,239)
Equity in comprehensive income (loss)	6,674	(1,535)	(3,393)	—	1,746

Balance at December 31, 2009	49,603	23,589	14,076	—	87,268
Investments in affiliates	77,637	—	—	9,768	87,405
Advances to (distributions from) affiliates, net	(12,639)	—	4,264	—	(8,375)
Equity in comprehensive income (loss)	16,649	(1,628)	(3,868)	—	11,153

Balance at December 31, 2010	$131,250	$21,961	$14,472	$9,768	$177,451

The Company holds an equity interest in Knight Hawk Holdings, LLC (“Knight Hawk”), a coal producer in the Illinois Basin. In June 2010, the Company exchanged 68.4 million tons of coal reserves in the Illinois Basin for an additional 9% ownership interest, increasing the Company’s ownership in Knight Hawk to 42% from 33 1/3%. The Company recognized a gain of $41.6 million on the transaction, representing the difference between the fair value and the $12.1 million net book value of the coal reserves, adjusted for the Company’s retained ownership interest in the reserves through its investment in Knight Hawk. In December 2010, the Company increased its ownership interest in Knight Hawk to 49% for $26.6 million in cash.

The Company holds a 24% equity interest in DKRW Advanced Fuels LLC (“DKRW”), a company engaged in developing coal-to-liquids facilities. Under a coal reserve purchase option with DKRW, DKRW could purchase reserves from the Company, which the Company would then mine on a contract basis for DKRW. Under a convertible secured promissory note, DKRW may borrow up to $30 million in principal from its investors, of which $20 million may be provided by the Company. Amounts borrowed are due and payable in cash or in additional equity interests on the earlier of December 31, 2011 or upon the closing of DKRW’s next financing, bear interest at the rate of 1.25% per month, and are secured by DKRW’s equity interests in Medicine Bow Fuel & Power LLC. As of December 31, 2010 and 2009, the Company had advanced $18.1 million and $12.4 million, respectively, under the note, including accumulated interest. The note balances are reflected in other receivables on the consolidated balance sheets. As of December 31, 2010, DKRW may borrow up to an additional $5.0 million in principal from the Company under the note.

The Company holds a general partnership interest in Dominion Terminal Associates (“DTA”), which is accounted for under the equity method. DTA operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia for use by the partners. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility’s loading capacity and is required to make periodic cash advances to DTA to fund such costs. During 2008, the Company increased its ownership interest from 17.5% to 21.875%.

In March 2010, the Company purchased a 35% interest in Tenaska Trailblazer Partners, LLC (“Tenaska”), the developer of the Trailblazer Energy Center, a fossil-fuel-based electric power plant near Sweetwater, Texas. The plant, fueled by low sulfur coal, will capture and store carbon dioxide for enhanced oil recovery applications. In addition to the initial payment of $9.8 million, additional payments totaling $12.5 million are due upon the achievement of project milestones to maintain the Company’s interest. The Company will also pay 35% of the future development costs of the project, not to exceed $12.5 million without prior approval from the Company. The Company paid $4.1 million of development costs in 2010. A receivable for these development costs is reflected in the consolidated balance sheet at December 31, 2010 in other noncurrent assets, as the development costs will either be reimbursed when the project receives construction financing, or they will be considered an additional capital contribution, with ownership percentages adjusted accordingly.

6.	Inventories

Inventories consist of the following:

	December 31
	2010	2009
	(in thousands)

Coal	$115,647	$99,161
Repair parts and supplies	119,969	141,615

	$235,616	$240,776

The repair parts and supplies are stated net of an allowance for slow-moving and obsolete inventories of $12.7 million and $13.4 million at December 31, 2010 and 2009, respectively.

7.	Derivative Instruments

Diesel fuel price risk management

The Company is exposed to price risk with respect to diesel fuel purchased for use in its operations. The Company purchases approximately 55 to 65 million gallons of diesel fuel annually in its operations. To reduce the volatility in the price of diesel fuel for its operations, the Company uses forward physical diesel purchase contracts, as well as heating oil swaps and purchased call options. At December 31, 2010, the Company had protected the price of approximately 61% of its expected purchases for fiscal year 2011. Since the changes in the price of heating oil are highly correlated to changes in the price of the hedged diesel fuel purchases, the heating oil swaps and purchased call options qualify for cash flow hedge accounting. The Company held heating oil swaps and purchased call options for approximately 38.0 million gallons as of December 31, 2010.

Coal risk management positions

The Company may sell or purchase forward contracts, swaps and options in the over-the-counter coal market in order to manage its exposure to coal prices. The Company has exposure to the risk of fluctuating coal prices related to forecasted sales or purchases of coal or to the risk of changes in the fair value of a fixed price physical sales contract. Certain derivative contracts may be designated as hedges of these risks.

At December 31, 2010, the Company held derivatives for risk management purposes totaling 0.5 million tons of coal sales that are expected to settle in 2011 and 2.2 million tons of coal sales that are expected to settle in 2012 through 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Coal trading positions

The Company may sell or purchase forward contracts, swaps and options in the over-the-counter coal market for trading purposes. The Company may also include non-derivative contracts in its trading portfolio. The Company is exposed to the risk of changes in coal prices on its coal trading portfolio. The timing of the estimated future realization of the value of the trading portfolio is 57% in 2011 and 43% in 2012.

Tabular derivatives disclosures

The Company’s contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. Such netting arrangements reduce the credit exposure related to these counterparties. For classification purposes, the Company records the net fair value of all the positions with these counterparties as a net asset or liability. The amounts shown in the table below represent the fair value position of individual contracts, regardless of the net position presented in the accompanying consolidated balance sheets. The fair value and location of derivatives reflected in the accompanying consolidated balance sheets are as follows:

	December 31, 2010			December 31, 2009
	Asset	Liability		Asset	Liability
Fair Value of Derivatives	Derivatives	Derivatives		Derivatives	Derivatives
	(in thousands)

Derivatives Designated as Hedging Instruments
Heating oil	$13,475	$—		$13,954	$(2,432)
Coal	2,009	(2,350)		3,075	(6,355)

Total	15,484	(2,350)		17,029	(8,787)
Derivatives Not Designated as Hedging Instruments
Coal — held for trading purposes	34,445	(24,087)		41,544	(31,262)
Coal	1,139	(912)		11,459	(1,898)

Total	35,584	(24,999)		53,003	(33,160)

Total derivatives	51,068	(27,349)		70,032	(41,947)
Effect of counterparty netting	(22,402)	22,402		(39,227)	39,227

Net derivatives as classified in the balance sheet	$28,666	$(4,947)	$23,719	$30,805	$(2,720)	$28,085

		December 31,
		2010	2009

Net derivatives as reflected on the balance sheets
Heating oil	Other current assets	$13,475	$11,998
	Accrued expenses and other current liabilities	—	(476)
Coal	Coal derivative assets	15,191	18,807
	Coal derivative liabilities	(4,947)	(2,244)

		$23,719	$28,085

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company had a current asset for the right to reclaim cash collateral of $10.3 million and $12.5 million at December 31, 2010 and 2009, respectively. These amounts are not included with the derivatives presented in the table above and are included in “other current assets” in the accompanying consolidated balance sheets.

The effects of derivatives on measures of financial performance are as follows:

Year Ended December 31,
(In thousands)	Gain on Derivatives				Hedged Items in	Loss on Hedged Items
Derivatives used in	Used in Fair Value				Fair Value Hedge	In Fair Value Hedge
Fair Value Hedging Relationships	Hedge Relationships				Relationships	Relationships
	2010		2009			2010		2009
	(in thousands)					(in thousands)

Coal	$—	(3)	$2,586	(3)	Firm commitments	$—	(3)	$(2,586	)(3)

							Gain (Loss)
							Recognized in
			Gains (Losses)				Income (Ineffective
	Gain (Loss)		Reclassified from				Portion and Amount
Derivatives used in	Recognized in OCI		OCI into Income				Excluded from
Cash Flow Hedging Relationships	(Effective Portion)		(Effective Portion)				Effectiveness Testing)
	2010	2009	2010		2009		2010	2009

Heating oil	$(149)	$10,309	$437	(2)	$(49,055	)(2)	$—	$—
Coal sales	(4,714)	(7,441)	(1,602	)(1)	(6,999	)(1)	—	—
Coal purchases	5,145	1,089	(1,202	)(2)	(13,181	)(2)	—	—

Totals	$282	$3,957	$(2,367)		$(69,235)		$—	$—

Derivatives Not Designated as
Hedging Instruments	Gain (Loss)
	2010		2009

Coal — unrealized	$(10,991	)(3)	$9,673	(3)

Coal — realized	$4,542	(4)	$—	(4)

Location in Statement of Income:
(1) — Coal sales
(2) — Cost of coal sales
(3) — Change in fair value of coal derivatives and coal trading activities, net
(4) — Other operating income, net

During the years ended December 31, 2010 and 2009, the Company recognized net unrealized and realized gains of $2.1 million and $2.4 million, respectively, related to its trading portfolio. These balances are included in the caption “Change in fair value of coal derivatives and coal trading activities, net” in the accompanying consolidated statements of income and are not included in the previous table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the next twelve months, based on fair values at December 31, 2010, gains on derivative contracts designated as hedge instruments in cash flow hedges of approximately $12.6 million are expected to be reclassified from other comprehensive income into earnings.

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31
	2010	2009
	(in thousands)

Payroll and employee benefits	$51,327	$41,773
Taxes other than income taxes	107,969	88,980
Interest	52,843	55,557
Workers’ compensation (see Note 13)	6,659	7,439
Asset retirement obligations (see Note 12)	8,862	5,315
Other	17,751	28,652

	$245,411	$227,716

9.	Taxes

Income taxes

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The tax years 2005 through 2010 remain open to examination for U.S. federal income tax matters and 1998 through 2010 remain open to examination for various state income tax matters.

Significant components of the provision for (benefit from) income taxes are as follows:

	Year Ended December 31
	2010	2009	2008
	(in thousands)

Current:
Federal	$34,304	$21,295	$24,066
State	2,283	864	1,027

Total current	36,587	22,159	25,093
Deferred:
Federal	(18,506)	(39,492)	35,545
State	(367)	558	(18,864)

Total deferred	(18,873)	(38,934)	16,681

	$17,714	$(16,775)	$41,774

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the statutory federal income tax expense on the Company’s pretax income to the actual provision for (benefit from) income taxes follows:

	Year Ended December 31
	2010	2009	2008
	(in thousands)

Income tax expense at statutory rate	$61,800	$8,888	$138,637
Percentage depletion allowance	(49,152)	(29,463)	(45,336)
State taxes, net of effect of federal taxes	2,299	(61)	4,060
Change in valuation allowance	(383)	725	(57,973)
Other, net	3,150	3,136	2,386

	$17,714	$(16,775)	$41,774

In 2010, 2009 and 2008, compensatory stock options and other equity based compensation awards were exercised resulting in a tax expense (benefit) of $(0.8) million, $0.2 million and $(9.8) million, respectively. The tax benefit will be recorded to paid-in capital at such point in time when a cash tax benefit is recognized.

Significant components of the Company’s deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31
	2010	2009
	(in thousands)

Deferred tax assets:
Alternative minimum tax credit carryforwards	$170,592	$142,070
Net operating loss carryforwards	102,355	118,643
Reclamation and mine closure	71,533	59,648
Advance royalties	38,557	33,749
Retiree benefit plans	15,366	31,352
Plant and equipment	19,846	19,004
Workers’ compensation	14,788	13,604
Other	80,378	59,877

Gross deferred tax assets	513,415	477,947
Valuation allowance	(737)	(1,120)

Total deferred tax assets	512,678	476,827
Deferred tax liabilities:
Deferred development	76,690	72,163
Investment in tax partnerships	68,538	45,189
Other	13,669	10,507

Total deferred tax liabilities	158,897	127,859

Net deferred tax asset	353,781	348,968
Current liability	(7,775)	(5,901)

Long-term deferred tax asset	$361,556	$354,869

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has net operating loss carryforwards for regular income tax purposes of $102.4 million at December 31, 2010 that will expire between 2011 and 2030. The Company has an alternative minimum tax credit carryforward of $170.6 million at December 31, 2010, which has no expiration date and can be used to offset future regular tax in excess of the alternative minimum tax.

During 2008, the Company reached a settlement with the IRS regarding the Company’s treatment of the acquisition of the coal operations of Atlantic Richfield Company (“ARCO”) and the simultaneous combination of the acquired ARCO operations and the Company’s Wyoming operations into the Arch Western joint venture. The settlement did not result in a net change in deferred tax assets, but involved a re-characterization of deferred tax assets, including an increase in net operating loss carryforwards of $145.1 million and other amortizable assets which will provide additional tax deductions through 2013. A portion of these future cash tax benefits accrue to ARCO pursuant to the original purchase agreement, including $1.3 million, $4.8 million and $6.8 million paid in 2010, 2009 and 2008, respectively, that was recorded as goodwill.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. Management reassesses the ability to realize its deferred tax assets annually in the fourth quarter or when circumstances indicate that the ability to realize deferred tax assets has changed. In determining the appropriate valuation allowance, the assessment takes into account expected future taxable income and available tax planning strategies. This review resulted in increases (decreases) in the valuation allowance of $(0.4) million, $0.7 million and $(61.9) million in 2010, 2009 and 2008, respectively. Of the decrease in 2008, $3.9 million related to the exercise of compensatory stock options and was recorded in paid in capital. The valuation allowance at December 31, 2010 and 2009 relates to certain state net operating loss benefits.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2008	$4,070
Additions based on tax positions related to the current year	122
Additions for tax positions of prior years	909
Reductions for tax positions of prior years	(223)

Balance at December 31, 2008	4,878
Additions based on tax positions related to the current year	1,593
Additions for tax positions of prior years	205
Reductions for tax positions of prior years	(6)

Balance at December 31, 2009	6,670
Additions based on tax positions related to the current year	1,493
Additions for tax positions of prior years	85
Reductions for tax positions of prior years	(3,830)

Balance at December 31, 2010	$4,418

If recognized, the entire amount of the gross unrecognized tax benefits at December 31, 2010 would affect the effective tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had approximately $0.6 million of interest and penalties accrued at December 31, 2010 of which $0.1 million was recognized during 2010. No gross unrecognized tax benefits are expected to be reduced in the next 12 months due to the expiration of the statute of limitations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other taxes

The Emergency Economic Stabilization Act (“the Act”) enacted on October 3, 2008 enabled certain coal producers to file for refunds of black lung excise taxes paid on export sales subsequent to October 1, 1990, along with interest computed at statutory rates. The Company filed for a refund under the Act and recognized a refund of $11.0 million plus interest of $10.3 million in the fourth quarter of 2008. The Company recorded additional income of $6.8 million during 2009, to adjust the estimated amount to be received, of which $6.1 million is reflected in interest income in the accompanying consolidated income statement, with the remainder in cost of coal sales.

10.	Debt and Financing Arrangements

Debt consists of the following:

	December 31
	2010	2009
	(in thousands)

Commercial paper	$56,904	$49,453
Indebtedness to banks under credit facilities	—	204,000
6.75% senior notes ($450.0 million and $950.0 million face value, respectively) due July 1, 2013	451,618	954,782
8.75% senior notes ($600.0 million face value) due August 1, 2016	587,126	585,441
7.25% senior notes ($500.0 million face value) due October 1, 2020	500,000	—
Other	14,093	14,011

	1,609,741	1,807,687
Less current maturities and short-term borrowings	70,997	267,464

Long-term debt	$1,538,744	$1,540,223

The current maturities of debt include amounts borrowed that are supported by credit facilities that have a term of less than one year and amounts borrowed under credit facilities with terms longer than one year that the Company does not intend to refinance on a long-term basis, based on cash projections and management’s plans.

Refinancing of senior notes

On August 9, 2010, the Company issued $500.0 million in aggregate principal amount of 7.25% senior unsecured notes due in 2020 at par. The Company used the net proceeds from the offering and cash on hand to fund the redemption on September 8, 2010 of $500.0 million aggregate principal amount of its outstanding 6.75% senior notes at a redemption price of 101.125%. The Company recognized a loss on the redemption of $6.8 million, including the payment of the $5.6 million redemption premium and the write-off of $3.3 million of unamortized debt financing costs, partially offset by the write-off of $2.1 million of the original issue premium on the 6.75% senior notes.

Commercial Paper

On August 15, 2007, the Company entered into a commercial paper placement program, as amended, to provide short-term financing at rates that are generally lower than the rates available under the revolving credit facility. Under the commercial paper program, the Company may sell interest-bearing or discounted short-term unsecured debt obligations with maturities of no more than 270 days. Market conditions have impacted the Company’s ability to issue commercial paper, and the Company amended the program on March 25, 2010 to decrease the maximum aggregate principal amount outstanding to $75.0 million from $100.0 million. The commercial paper placement program is supported by a revolving credit facility, which is subject to renewal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

annually and expires on April 30, 2011. As of December 31, 2010, the weighted-average interest rate of the Company’s outstanding commercial paper was 1.45% and maturity dates ranged from 3 to 55 days.

Credit Facilities and Availability

The Company maintains a secured credit facility that allows for up to $860.0 million in borrowings until June 23, 2011, when it will decrease to $762.5 million. New banks may join the credit facility after June 23, 2011, subject to an aggregate maximum borrowing amount of $800.0 million. On March 19, 2010, the Company entered into an amendment that enables Arch Coal to make certain intercompany loans to its subsidiary, Arch Western without repaying the existing loan from Arch Western to Arch Coal.

Borrowings under the credit facility bear interest at a floating rate based on LIBOR determined by reference to the Company’s leverage ratio, as calculated in accordance with the credit agreement. The Company’s credit facility is secured by substantially all of its assets as well as its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. Commitment fees are payable on the average unused daily balance of the revolving credit facility. As of December 31, 2010, the weighted-average commitment fees were 0.625% per annum. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit.

The Company maintains an accounts receivable securitization program under which eligible trade receivables are sold, without recourse, to a multi-seller, asset-backed commercial paper conduit. The entity through which these receivables are sold is consolidated into the Company’s financial statements. The Company may borrow and draw letters of credit against the facility, and pays facility fees, program fees and letter of credit fees (based on amounts of outstanding letters of credit) at rates that vary with its leverage ratio, as defined under the program. On March 31, 2009, the Company entered into an amendment to its accounts receivable securitization program that revised certain terms to strengthen the credit quality of the pool of receivables and increased the interest rate. On February 24, 2010, the Company entered into another amendment that revised certain terms to expand the pool of receivables included in the program. The size of the program continues to allow for aggregate borrowings and letters of credit of up to $175.0 million limited by eligible accounts receivable, as defined under the terms of the agreement. The credit facility supporting the borrowings under the program is subject to renewal annually, and expires on January 30, 2012.

As of December 31, 2010, the Company had no borrowings outstanding under the revolving credit facility and $120.0 million outstanding as of December 31, 2009. The Company had no borrowings under the accounts receivable securitization program at December 31, 2010 and borrowings of $84.0 million at December 31, 2009. For the year ended December 31, 2010, our average borrowing level under these programs was approximately $132.0 million. The Company also had letters of credit under the securitization program of $65.5 million as of December 31, 2010. At December 31, 2010, the Company had available borrowing capacity under the revolving credit facility and the accounts receivable securitization program of $860.0 million and $109.5 million, respectively.

6.75% senior notes

The 6.75% senior notes were issued by the Company’s subsidiary, Arch Western Finance LLC (“Arch Western Finance”), under an indenture dated June 25, 2003. The senior notes are guaranteed by Arch Western and certain of its subsidiaries and are secured by an intercompany notes from Arch Coal, Inc. to Arch Western. The terms of the senior notes contain restrictive covenants that limit Arch Western’s ability to, among other things, incur additional debt, sell or transfer assets, and make certain investments. Of the aggregate principal outstanding at December 31, 2010 and 2009, $118.4 and $250.0 million, respectively, of the 6.75% notes were issued at a premium of 104.75% of par. The premium is amortized over the term of the notes. Interest is payable on the notes on January 1 and July 1 of each year. The redemption price of the notes, reflected as a percentage of the principal amount, is 101.25% for notes redeemed before July 1, 2011 and 100% for notes redeemed on or after July 1, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.75% senior notes

On July 31, 2009, the Company issued $600.0 million in aggregate principal amount of 8.75% senior unsecured notes due 2016 at an initial issue price of 97.464% of the face amount. The Company deferred issue costs of $14.5 million in association with the 8.75% senior notes. Interest is payable on the notes on February 1 and August 1 of each year. At any time on or after August 1, 2013, the Company may redeem some or all of the notes. The redemption price, reflected as a percentage of the principal amount, is: 104.375% for notes redeemed between August 1, 2013 and July 31, 2014; 102.188% for notes redeemed between August 1, 2014 and July 31, 2015; and 100% for notes redeemed on or after August 1, 2015. In addition, at any time and from time to time, prior to August 1, 2012, on one or more occasions, the Company may redeem an aggregate principal amount of senior notes not to exceed 35% of the original aggregate principal amount of the senior notes outstanding with the proceeds of one or more public equity offerings, at a redemption price equal to 108.750%.

7.25% senior notes

Interest is payable on the 7.25% senior unsecured notes due in 2020 on April 1 and October 1 of each year, commencing April 1, 2011. At any time on or after October 1, 2015, the Company may redeem some or all of the notes. The redemption price reflected as a percentage of the principal amount is: 103.625% for notes redeemed between October 1, 2015 and September 30, 2016; 102.417% for notes redeemed between October 1, 2016 and September 30, 2017; 101.208% for notes redeemed between October 1, 2017 and September 30, 2018; and 100% for notes redeemed on or after October 1, 2018. In addition, at any time and from time to time, prior to October 1, 2013, on one or more occasions, the Company may redeem an aggregate principal amount of senior notes not to exceed 35% of the original aggregate principal amount of the senior notes outstanding with the proceeds of one or more public equity offerings, at a redemption price equal to 107.250%.

The 8.75% and 7.25% senior notes are guaranteed by most of the Company’s subsidiaries, except for Arch Western and its subsidiaries and Arch Receivable Company, LLC.

Expected aggregate maturities of debt for the next five years are $71.0 million in 2011, $0 in 2012, $450.0 million in 2013, $0 in 2014 and $0 in 2015.

Terms of the Company’s credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, acquire, dispose, merge or consolidate assets; incur additional debt; pay dividends and make distributions or repurchase stock; make investments; create liens; issue and sell capital stock of subsidiaries; enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances to the Company; engage in transactions with affiliates and enter into sale and leaseback transactions. The terms also require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants, including an interest coverage ratio test, as defined in the indentures. In addition, the covenants require the Company to pledge assets to collateralize the revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company complied with all financial covenants at December 31, 2010.

11.	Fair Values of Financial Instruments

Inputs to fair value techniques are prioritized according to a fair value hierarchy, as defined below, that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

•	Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. Level 1 assets include available-for-sale equity securities and coal futures that are submitted for clearing on the New York Mercantile Exchange.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company’s level 2 assets and liabilities include commodity contracts (coal and heating oil) with quoted prices in over-the-counter markets or direct broker quotes.

•	Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. These include the Company’s commodity option contracts (primarily coal and heating oil) valued using modeling techniques, such as Black-Scholes, that require the use of inputs, particularly volatility, that are rarely observable.

The table below sets forth, by level, the Company’s financial assets and liabilities that are accounted for at fair value:

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
	(in thousands)

Assets:
Available-for-sale investments	$8,071	$7,236	$—	$835
Derivatives	28,666	2,005	17,873	8,788

Total assets	$36,737	$9,241	$17,873	$9,623

Liabilities:
Derivatives	$4,947	$—	$4,507	$440

The Company’s contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. For classification purposes, the Company records the net fair value of all the positions with these counterparties as a net asset or liability. Each level in the table above displays the underlying contracts according to their classification in the accompanying consolidated balance sheets, based on this counterparty netting.

The following table summarizes the change in the net fair value of financial instruments categorized as level 3.

Year Ended
December 31, 2010
(in thousands)

Beginning balance	$8,217
Gains (losses), realized or unrealized
Recognized in earnings	(10,356)
Recognized in other comprehensive income	593
Settlements, purchases and issuances	10,729

Ending balance	$9,183

Net unrealized losses during the twelve months ended December 31, 2010 related to level 3 financial instruments held on December 31, 2010 were $0.7 million.

Fair Value of Long-Term Debt

At December 31, 2010 and 2009, the fair value of the Company’s senior notes and other long-term debt, including amounts classified as current, was $1,708.6 million and $1,844.1 million, respectively. Fair values are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based upon observed prices in an active market, when available, or from valuation models using market information.

12.	Asset Retirement Obligations

The Company’s asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in the Company’s mining permits. These activities include reclaiming the pit and support acreage at surface mines, sealing portals at underground mines, and reclaiming refuse areas and slurry ponds.

The Company reviews its asset retirement obligation at least annually and makes necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of the amount and timing of costs. For ongoing operations, adjustments to the liability result in an adjustment to the corresponding asset. For idle operations, adjustments to the liability are recognized as income or expense in the period the adjustment is recorded.

The following table describes the changes to the Company’s asset retirement obligation liability:

	Year Ended December 31
	2010	2009
	(in thousands)

Balance at January 1 (including current portion)	$310,409	$258,851
Accretion expense	26,615	23,427
Additions resulting from acquisition of Jacobs Ranch	—	75,109
Adjustments to the liability from changes in estimates	8,934	(43,709)
Liabilities settled	(2,839)	(3,269)

Balance at December 31	$343,119	$310,409
Current portion included in accrued expenses	(8,862)	(5,315)

Noncurrent liability	$334,257	$305,094

The reduction in the liability of $43.7 million in 2009 resulted from changes to the Black Thunder mine’s pit configuration upon the integration the Jacobs Ranch mining operations.

As of December 31, 2010, the Company had $122.2 million in surety bonds outstanding and $406.2 million in self-bonding to secure reclamation obligations.

13.	Accrued Workers’ Compensation

The Company is liable under the Federal Mine Safety and Health Act of 1969, as subsequently amended, to provide for pneumoconiosis (occupational disease) benefits to eligible employees, former employees, and dependents. The Company is also liable under various states’ statutes for occupational disease benefits. The Company currently provides for federal and state claims principally through a self-insurance program. The occupational disease benefit obligation is determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees’ applicable years of service.

In addition, the Company is liable for workers’ compensation benefits for traumatic injuries that are accrued as injuries are incurred. Traumatic claims are either covered through self-insured programs or through state-sponsored workers’ compensation programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Workers’ compensation expense consists of the following components:

	Year Ended December 31
	2010	2009	2008
	(in thousands)

Self-insured occupational disease benefits:
Service cost	$727	$531	$481
Interest cost	675	558	449
Net amortization	(1,860)	(2,879)	(3,882)

Total occupational disease	(458)	(1,790)	(2,952)
Traumatic injury claims and assessments	9,263	8,904	10,277

Total workers’ compensation expense	$8,805	$7,114	$7,325

Net amortization represents the systematic recognition of actuarial gains or losses over a five-year period.

The reconciliation of changes in the benefit obligation of the occupational disease liability is as follows:

	December 31
	2010	2009
	(in thousands)

Beginning of year obligation	$9,702	$7,413
Service cost	727	531
Interest cost	675	558
Actuarial loss	6,993	1,913
Benefit and administrative payments	(685)	(713)

Net obligation at end of year	$17,412	$9,702

The increase in the actuarial loss in 2010 is due to changes in estimates primarily resulting from the passing of the Patient Protection and Affordable Care Act, which extended and expanded occupational disease benefits.

At December 31, 2010 and 2009, accumulated gains of $2.0 million and $10.9 million, respectively, were not yet recognized in occupational disease cost and were recorded in accumulated other comprehensive income. The expected accumulated gain that will be amortized from accumulated other comprehensive income into occupational disease cost in 2011 is $0.4 million.

The following table provides the assumptions used to determine the projected occupational disease obligation:

	Year Ended December 31
	2010	2009	2008

Weighted average assumptions:
Discount rate	5.96%	6.11%	6.65%
Cost escalation rate	3.00%	3.00%	3.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized below is information about the amounts recognized in the accompanying consolidated balance sheets for workers’ compensation benefits:

	December 31
	2010	2009
	(in thousands)

Occupational disease costs	$17,412	$9,702
Traumatic and other workers’ compensation claims	24,537	26,847

Total obligations	41,949	36,549
Less amount included in accrued expenses	6,659	7,439

Noncurrent obligations	$35,290	$29,110

As of December 31, 2010, the Company had $63.2 million in surety bonds and letters of credit outstanding to secure workers’ compensation obligations.

14.	Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company provides funded and unfunded non-contributory defined benefit pension plans covering certain of its salaried and hourly employees. Benefits are generally based on the employee’s age and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements or more than the maximum amount that can be deducted for U.S. federal income tax purposes.

The Company also currently provides certain postretirement medical and life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement benefit plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company’s current funding policy is to fund the cost of all postretirement benefits as they are paid.

During 2009, the Company notified participants of the retiree medical plan of a plan change increasing the retirees’ responsibility for medical costs. This change resulted in a remeasurement of the postretirement benefit obligation, which included a decrease in the discount rate from 6.85% to 5.68%. The remeasurement resulted in a decrease in the liability of $21.0 million, with a corresponding increase to other comprehensive income, and will result in future reductions in costs under the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligations and Funded Status.  Summaries of the changes in the benefit obligations, plan assets and funded status of the plans are as follows:

			Other Postretirement
	Pension Benefits		Benefits
	2010	2009	2010	2009
	(in thousands)

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1	$280,693	$240,578	$46,445	$60,836
Service cost	15,870	13,444	1,509	2,954
Interest cost	15,822	15,946	2,083	3,667
Plan amendments	(92)	—	—	(28,561)
Benefits paid	(15,924)	(13,834)	(1,845)	(2,573)
Acquisition of Jacobs Ranch	—	1,542	—	2,506
Other-primarily actuarial loss (gain)	1,338	23,017	(8,559)	7,616

Benefit obligations at December 31	$297,707	$280,693	$39,633	$46,445

CHANGE IN PLAN ASSETS
Value of plan assets at January 1	$211,899	$166,304	$—	$—
Actual return on plan assets	34,401	40,648	—	—
Employer contributions	17,337	18,781	1,845	2,573
Benefits paid	(15,924)	(13,834)	(1,845)	(2,573)

Value of plan assets at December 31	$247,713	$211,899	$—	$—

Accrued benefit cost	$(49,994)	$(68,794)	$(39,633)	$(46,445)

ITEMS NOT YET RECOGNIZED AS A COMPONENT OF NET PERIODIC BENEFIT COST
Prior service credit (cost)	$(1,310)	$(1,575)	$9,742	$12,106
Accumulated gain (loss)	(39,099)	(59,899)	11,965	6,324

	$(40,409)	$(61,474)	$21,707	$18,430

BALANCE SHEET AMOUNTS
Current liability	$(840)	$(528)	$(1,840)	$(2,580)
Noncurrent liability	$(49,154)	$(68,266)	$(37,793)	$(43,865)

	$(49,994)	$(68,794)	$(39,633)	$(46,445)

Pension Benefits

The accumulated benefit obligation for all pension plans was $280.4 million and $263.7 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation differs from the benefit obligation in that it includes no assumption about future compensation levels.

The benefit obligation and the accumulated benefit obligation for the Company’s unfunded pension plan were $7.3 million and $6.2 million, respectively, at December 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The prior service cost and net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 are $0.2 million and $8.6 million, respectively.

Other Postretirement Benefits

The prior service credit and net gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 is $2.4 million and $2.4 million, respectively.

The postretirement plan amendment in 2009 relates to an increase in retirees’ responsibility for medical costs and the related remeasurement of other postretirement benefit obligation as discussed above.

Components of Net Periodic Benefit Cost.  The following table details the components of pension and other postretirement benefit costs.

	Pension Benefits			Other Postretirement Benefits
Year Ended December 31,	2010	2009	2008	2010	2009	2008
			(in thousands)

Service cost	$15,870	$13,444	$12,917	$1,509	$2,954	$2,937
Interest cost	15,822	15,946	14,636	2,083	3,667	3,716
Expected return on plan assets*	(19,392)	(17,719)	(17,932)	—	—	—
Amortization of prior service cost (credit)	173	193	(213)	(2,364)	2,161	3,458
Amortization of other actuarial losses (gains)	7,130	3,967	3,213	(2,918)	(2,897)	(3,644)
Curtailments	—	585	—	—	—	—

Net benefit cost	$19,603	$16,416	$12,621	$(1,690)	$5,885	$6,467

*	The Company does not fund its other postretirement benefit obligations.

The differences generated from changes in assumed discount rates and returns on plan assets are amortized into earnings over a five-year period.

Assumptions.  The following table provides the assumptions used to determine the actuarial present value of projected benefit obligations at December 31.

			Other
	Pension		Postretirement
	Benefits		Benefits
	2010	2009	2010	2009

Weighted average assumptions:
Discount rate	5.71%	5.97%	5.23%	5.67%
Rate of compensation increase	3.39%	3.39%	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the assumptions used to determine net periodic benefit cost for years ended December 31.

	Pension Benefits			Other Postretirement Benefits
	2010	2009	2008	2010	2009	2008

Weighted average assumptions:
Discount rate	5.97%	6.85%	6.50%	5.67%	6.85%/5.68%	6.50%
Rate of compensation increase	3.39%	3.39%	3.39%	N/A	N/A	N/A
Expected return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A

The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Company utilizes modern portfolio theory modeling techniques in the development of its return assumptions. This technique projects rates of return that can be generated through various asset allocations that lie within the risk tolerance set forth by members of the Company’s pension committee (the “Pension Committee”). The risk assessment provides a link between a pension’s risk capacity, management’s willingness to accept investment risk and the asset allocation process, which ultimately leads to the return generated by the invested assets.

The health care cost trend rate assumed for 2011 is 7.9% and is expected to reach an ultimate trend rate of 4.5% by 2028. A one-percentage-point increase in the health care cost trend rate would have increased the postretirement benefit obligation at December 31, 2010 by $0.4 million. A one-percentage-point decrease in the health care cost trend rate would have decreased the postretirement benefit obligation at December 31, 2010 by $0.4 million. The effect of these changes would have had an insignificant impact on the net periodic postretirement benefit costs.

Plan Assets

The Pension Committee is responsible for overseeing the investment of pension plan assets. The Pension Committee is responsible for determining and monitoring appropriate asset allocations and for selecting or replacing investment managers, trustees and custodians. The pension plan’s current investment targets are 65% equity, 30% fixed income securities and 5% cash. The Pension Committee reviews the actual asset allocation in light of these targets on a periodic basis and rebalances among investments as necessary. The Pension Committee evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan’s investment guidelines.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s pension plan assets at December 31, 2010 and 2009, respectively, are categorized below according to the fair value hierarchy as defined in Note 11, “Fair Values of Financial Instruments”:

	Total		Level 1		Level 2		Level 3
	2010	2009	2010	2009	2010	2009	2010	2009
	(in thousands)
Equity securities:(A)
U.S. small-cap	$10,647	$—	$10,647	$—	$—	$—	$—	$—
U.S. mid-cap	46,851	50,411	21,163	29,884	25,688	20,527	—	—
U.S. large-cap	77,632	58,520	38,397	33,255	39,235	25,265	—	—
Non-U.S.	24,995	14,466	—	—	24,995	14,466	—	—
Fixed income securities:
U.S. government securities(B)	3,053	11,582	2,492	11,582	561	—	—	—
Non-U.S. government securities(C)	3,469	955	—	—	3,469	955	—	—
U.S. government asset and mortgage backed securities(D)	1,073	979	—	—	1,073	979	—	—
Corporate fixed income(E)	13,737	14,959	—	—	13,737	14,959	—	—
State and local government securities(F)	13,679	6,386	—	—	13,679	6,386	—	—
Other fixed income(G)	45,628	43,283	—	—	45,628	43,283	—	—
Short-term investments(H)	6,110	5,975	—	1,616	6,110	4,359	—	—
Other investments(I)	839	4,383	—	4,245	839	138	—	—

Total	$247,713	$211,899	$72,699	$80,582	$175,014	$131,317	$—	$—

(A)	Equity securities includes investments in 1) common stock, 2) preferred stock and 3) mutual funds. Investments in common and preferred stocks are valued using quoted market prices multiplied by the number of shares owned. Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date and are traded on listed exchanges.

(B)	U.S. government securities includes agency and treasury debt. These investments are valued using dealer quotes in an active market.

(C)	Non-U.S. government securities includes debt securities issued by foreign governments and are valued utilizing a price spread basis valuation technique with observable sources from investment dealers and research vendors.

(D)	U.S. government asset and mortgage backed securities includes government-backed mortgage funds which are valued utilizing an income approach that includes various valuation techniques and sources such as discounted cash flows models, benchmark yields and securities, reported trades, issuer trades and/or other applicable data.

(E)	Corporate fixed income is primarily comprised of corporate bonds and certain corporate asset-backed securities that are denominated in the U.S. dollar and are investment-grade securities. These investments are valued using dealer quotes.

(F)	State and local government securities include different U.S. state and local municipal bonds and asset backed securities, these investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes, benchmark yields and securities, reported trades, issuer trades and/or other applicable data.

(G)	Other fixed income investments are actively managed fixed income vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(H)	Short-term investments include governmental agency funds, government repurchase agreements, commingled funds, and pooled funds and mutual funds. Governmental agency funds are valued utilizing an option adjusted spread valuation technique and sources such as interest rate generation processes, benchmark yields and broker quotes. Investments in governmental repurchase agreements, commingled funds and pooled funds and mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(I)	Other investments includes cash, forward contracts, derivative instruments, credit default swaps, interest rate swaps and mutual funds. Investments in interest rate swaps are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer trades and/

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or other applicable data. Forward contracts and derivative instruments are valued at their exchange listed price or broker quote in an active market. The mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date and are traded on listed exchanges.

Cash Flows.  In order to achieve a desired funded status, the Company expects to make contributions of $37.6 million to the pension plans in 2011.

The following represents expected future benefit payments, which reflect expected future service, as appropriate:

		Other
	Pension	Postretirement
	Benefits	Benefits
	(in thousands)

2011	$15,428	$3,143
2012	17,989	3,369
2013	20,707	3,556
2014	22,279	3,745
2015	21,994	3,984
Years 2016-2020	155,033	21,494

	$253,430	$39,291

Other Plans

The Company sponsors savings plans which were established to assist eligible employees provide for their future retirement needs. The Company’s expense, representing its contributions to the plans, was $18.1 million, $15.9 million and $16.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

15.	Capital Stock

On March 14, 2006, the Company filed a registration statement on Form S-3 with the SEC. The registration statement allows the Company to offer, from time to time, an unlimited amount of debt securities, preferred stock, depositary shares, purchase contracts, purchase units, common stock and related rights and warrants.

Common Stock

On July 31, 2009, the Company sold 17 million shares of its common stock at a public offering price of $17.50 per share and on August 6, 2009, the Company issued an additional 2.55 million shares of its common stock under the same terms and conditions to cover underwriters’ over-allotments. The net proceeds received from the issuance of common stock were $326.5 million, which was used primarily to finance the purchase of the Jacobs Ranch mining complex in 2009.

Preferred Stock

In January 2008, 84,376 shares of the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) were converted into 404,735 shares of the Company’s common stock. On February 1, 2008, the Company redeemed the remaining 505 shares of Preferred Stock at the redemption price of $50.00 per share.

Stock Repurchase Plan

The Company’s share repurchase program allows for the purchase of up to 14,000,000 shares of the Company’s common stock. At December 31, 2010, 10,925,800 shares of common stock were available for repurchase under the plan. During 2008, the Company repurchased 1,511,800 shares of its common stock under the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repurchase program at an average cost of $35.62 per share. There were no purchases made under the plan during 2010 or 2009. There is no expiration date on the program. Any future repurchases under the plan will be made at management’s discretion and will depend on market conditions and other factors.

16.	Stock Based Compensation and Other Incentive Plans

Under the Company’s Stock Incentive Plan (the “Incentive Plan”), 18,000,000 shares of the Company’s common stock are reserved for awards to officers and other selected key management employees of the Company. The Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program (“Awards”). Awards the Board of Directors elects to pay out in cash do not count against the 18,000,000 shares authorized in the Incentive Plan. The Incentive Plan calls for the adjustment of shares awarded under the plan in the event of a split.

As of December 31, 2010, the Company had stock options, restricted stock and restricted stock units outstanding under the Incentive Plan.

Stock Options

Stock options are granted at a price equal to the closing market price of the Company’s common stock on the date of grant and are generally subject to vesting provisions of at least one year from the date of grant. Information regarding stock option activity under the Incentive Plan follows for the year ended December 31, 2010:

		Weighted Average	Aggregate	Average
	Common	Exercise	Intrinsic	Contract
	Shares	Price	Value	Life
	(in thousands)		(in thousands)

Options outstanding at January 1	3,935	$25.17
Granted	778	22.64
Exercised	(155)	11.39
Canceled	(14)	30.22

Options outstanding at December 31	4,544	25.18	$59,919	6.10

Options exercisable at December 31	2,643	25.51	33,993	4.47

The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $3.0 million, $0.1 million and $24.7 million, respectively.

Information regarding changes in stock options outstanding and not yet vested and the related grant-date fair value under the Incentive Plan follows for the year ended December 31, 2010:

		Weighted Average
	Common Shares	Grant-Date Fair Value
	(in thousands)

Unvested options at January 1	1,899	$12.36
Granted	778	9.43
Vested	(768)	13.73
Canceled	(8)	9.57

Unvested options at December 31	1,901	10.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation expense related to stock options for the years ended December 31, 2010, 2009 and 2008 was $10.6 million, $11.8 million and $10.7 million, respectively. As of December 31, 2010, there was $7.6 million of unrecognized compensation cost related to the unvested stock options. The total grant-date fair value of options vested during the years ended December 31, 2010, 2009 and 2008 was $10.6 million, $9.1 million and $4.4 million, respectively. The options provide for the continuation of vesting for retirement-eligible recipients that meet certain criteria. The expense for these options is recognized through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award. The majority of the cost relating to the stock-based compensation plans is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Weighted average assumptions used in the Black-Scholes option pricing model for granted options follow:

	Year Ended December 31
	2010	2009	2008

Weighted average grant-date fair value per share of options granted	$9.43	$6.63	$21.29
Assumptions (weighted average):
Risk-free interest rate	2.16%	1.75%	2.86%
Expected dividend yield	1.99%	2.56%	0.6%
Expected volatility	57.1%	69.3%	45.7%
Expected life (in years)	4.5	4.5	4.7

Expected volatilities are based on historical stock price movement and implied volatility from traded options on the Company’s stock. The expected life of the option was determined based on historical exercise activity. Most options granted vest over a period of four years.

Restricted Stock and Restricted Stock Unit Awards

The Company may issue restricted stock and restricted stock units, which require no payment from the employee. Restricted stock cliff-vests at various dates and restricted stock units typically vest ratably over three years. Compensation expense is based on the fair value on the grant date and is recorded ratably over the vesting period. During the vesting period, the employee receives cash compensation equal to the amount of dividends that would have been paid on the underlying shares.

Information regarding restricted stock and restricted stock unit activity and weighted average grant-date fair value follows for the year ended December 31, 2010:

	Restricted Stock		Restricted Stock Units
		Weighted Average		Weighted Average
	Common	Grant-Date	Common	Grant-Date
	Shares	Fair Value	Shares	Fair Value
	(in thousands)		(in thousands)

Outstanding at January 1	76	$27.43	54	$52.69
Granted	12	22.03	—	—
Vested	(12)	32.66	—	—
Canceled	(2)	56.84	—	—

Outstanding at December 31	74	24.69	54	52.69

The weighted average fair value of restricted stock granted during 2009 and 2008 was $14.05 and $49.05, respectively. There were no restricted stock units granted during 2009. The weighted average fair value of restricted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock units granted during 2008 was $52.69. The total grant-date fair value of restricted stock that vested during 2010, 2009 and 2008 was $0.4 million, $1.5 million and $1.0 million, respectively. The total grant-date fair value of restricted stock units that vested during 2009 and 2008 was $0.4 million and $1.9 million, respectively. Unearned compensation of $1.4 million will be recognized over the remaining vesting period of the outstanding restricted stock and restricted stock units. The Company recognized expense of approximately $1.1 million, $1.7 million and $1.9 million related to restricted stock and restricted stock units for the years ended December 31, 2010, 2009 and 2008, respectively.

Long-Term Incentive Compensation

The Company has a long-term incentive program that allows for the award of performance units. The total number of units earned by a participant is based on financial and operational performance measures, and may be paid out in cash or in shares of the Company’s common stock. The Company recognizes compensation expense over the three year term of the grant. The basis of the compensation costs are revalued quarterly. The Company recognized $3.8 million, $2.6 million and $6.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. The expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income. Amounts accrued under the plan were $6.4 million and $2.6 million at December 31, 2010 and 2009, respectively.

Performance-Contingent Phantom Stock Awards

During the year ended December 31, 2008, certain stock price and EBITDA performance measurements were satisfied under performance-contingent phantom stock awards awarded to all of the Company’s executives, and the Company issued 0.2 million shares of common stock and paid cash of $3.5 million under the awards. The Company recognized $1.1 million of expense under this award in the year ended December 31, 2008. The expense is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Deferred Compensation Plan

The Company maintains a deferred compensation plan that allows eligible employees to defer receipt of compensation until the dates elected by the participant. Participants in the plan may defer up to 85% of their base salaries and up to 100% of their annual incentive awards. The plan also allows participants to defer receipt of up to 100% of the shares under any restricted stock unit or performance-contingent stock awards. The amounts deferred are invested in accounts that mirror the gains and losses of a number of different investment funds, including a hypothetical investment in shares of the Company’s common stock. Participants are always vested in their deferrals to the plan and any related earnings. The Company has established a grantor trust to fund the obligations under the plan. The trust has purchased corporate-owned life insurance to offset these obligations. The policies are recorded at their net cash surrender values of $40.7 million and $37.2 million at December 31, 2010 and 2009, respectively. The participants have an unsecured contractual commitment by the Company to pay the amounts due under the plan. Any assets placed in trust by the Company to fund future obligations of the plan are subject to the claims of creditors in the event of insolvency or bankruptcy, and participants are general creditors of the company as to their deferred compensation in the plans.

Under the plan, the Company credits each participant’s account with the number of units equal to the number of shares or units that the participant could purchase or receive with the amount of compensation deferred, based upon the fair market value of the underlying investment on that date. The amount the employee will receive from the plan will be based on the number of units credited to each participant’s account, valued on the basis of the fair market value of an equivalent number of shares or units of the underlying investment on that date. The liability under the plan was $38.5 million at December 31, 2010 and $29.6 million at December 31, 2009.

The Company’s net income (expense) related to the deferred compensation plan for the years ended December 31, 2010, 2009 and 2008 was $(2.8) million, $4.1 million and $(2.3) million, respectively, most of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which is included in selling, general and administrative expenses in the accompanying consolidated statements of income.

17.	Risk Concentrations

Credit Risk and Major Customers

The Company has a formal written credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is extended based on an evaluation of the customer’s financial condition. Collateral is not generally required, unless credit cannot be established. Credit losses are provided for in the financial statements and historically have been minimal.

The Company markets its steam coal principally to electric utilities in the United States and its metallurgical coal to domestic and foreign steel producers. Sales to customers in foreign countries were $471.5 million, $194.4 million and $486.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in export sales in 2010 is primarily the result of an increase in metallurgical coal sales volumes. As of December 31, 2010 and 2009, accounts receivable from electric utilities located in the United States totaled $141.8 million and $119.0 million, respectively, or 68% and 62% of total trade receivables, respectively.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company sold approximately 162.8 million tons of coal in 2010. Approximately 77% of this tonnage (representing approximately 66% of the Company’s revenue) was sold under long-term contracts (contracts having a term of greater than one year). Long-term contracts range in remaining life from one to seven years. Sales (including spot sales) to the Company’s largest customer, Tennessee Valley Authority, were $301.4 million, $278.8 million and $416.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Third-party sources of coal

The Company uses independent contractors to mine coal at certain mining complexes. The Company also purchases coal from third parties that it sells to customers. Factors beyond the Company’s control could affect the availability of coal produced for or purchased by the Company. Disruptions in the quantities of coal produced for or purchased by the Company could impair its ability to fill customer orders or require it to purchase coal from other sources at prevailing market prices in order to satisfy those orders.

Transportation

The Company depends upon barge, rail, truck and belt transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company’s ability to supply coal to its customers, resulting in decreased shipments. In the past, disruptions in rail service have resulted in missed shipments and production interruptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Earnings per Common Share

The following table provides the basis for earnings per share calculations by reconciling basic and diluted weighted average shares outstanding:

	Year Ended December 31
	2010	2009	2008
	(in thousands)

Weighted average shares outstanding:
Basic weighted average shares outstanding	162,398	150,963	143,604
Effect of common stock equivalents under incentive plans	812	309	779
Effect of common stock equivalents arising from Preferred Stock	—	—	33

Diluted weighted average shares outstanding	163,210	151,272	144,416

The effect of options to purchase 2.5 million, 2.2 million and 0.8 million shares of common stock were excluded from the calculation of diluted weighted average shares outstanding for the years ended December 31, 2010, 2009 and 2008, respectively, because the exercise price of these options exceeded the average market price of the Company’s common stock for this period.

19.	Leases

The Company leases equipment, land and various other properties under non-cancelable long-term leases, expiring at various dates. Certain leases contain options that would allow the Company to extend the lease or purchase the leased asset at the end of the base lease term. In addition, the Company enters into various non-cancelable royalty lease agreements under which future minimum payments are due.

Minimum payments due in future years under these agreements in effect at December 31, 2010 are as follows:

	Operating
	Leases	Royalties
	(in thousands)

2011	$31,862	$31,388
2012	28,559	14,792
2013	24,550	15,786
2014	22,344	18,469
2015	15,152	18,948
Thereafter	18,131	69,412

	$140,598	$168,795

Rental expense, including amounts related to these operating leases and other shorter-term arrangements, amounted to $41.6 million in 2010, $43.3 million in 2009 and $42.8 million in 2008. Royalty expense, including production royalties, was $286.8 million in 2010, $230.5 million in 2009 and $259.2 million in 2008.

As of December 31, 2010, certain of the Company’s lease obligations were secured by outstanding surety bonds totaling $50.8 million.

20.	Guarantees

On December 31, 2005, the Company sold the stock of three subsidiaries and their four associated mining operations and coal reserves in Central Appalachia to Magnum Coal Company (“Magnum”) under the Purchase and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sale Agreement (the “Purchase Agreement”). The Company has agreed to continue to provide surety bonds and letters of credit for reclamation and retiree healthcare obligations related to the properties the Company sold to Magnum. The Purchase Agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. At December 31, 2010, the Company had $91.4 million of surety bonds related to properties sold to Magnum. The surety bonding amounts are mandated by the state and are not directly related to the estimated cost to reclaim the properties. Patriot Coal Corporation acquired Magnum in July 2008, and has posted letters of credit in the Company’s favor for $32.7 million.

Magnum also acquired certain coal supply contracts with customers who did not consent to the assignment of the contract from the Company to Magnum. The Company has committed to purchase coal from Magnum to sell to those customers at the same price it is charging the customers for the sale. In addition, certain contracts were assigned to Magnum, but the Company has guaranteed performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then the Company would be required to purchase coal on the open market or supply contracts from its existing operations. At market prices effective at December 31, 2010, the cost of purchasing 11.5 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $394.7 million, and the cost of purchasing 1.5 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $32.4 million. As the Company does not believe that it is probable that it would have to purchase replacement coal, no losses have been recorded in the consolidated financial statements as of December 31, 2010. However, if the Company would have to perform under these guarantees, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

In connection with the Company’s acquisition of the coal operations of ARCO and the simultaneous combination of the acquired ARCO operations and the Company’s Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If the Company were to become liable, the maximum amount of potential future tax payments was $31.0 million at December 31, 2010, which is not recorded as a liability in the Company’s consolidated financial statements. Since the indemnification is dependent upon the initiation of activities within the Company’s control and the Company does not intend to initiate such activities, it is remote that the Company will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

21.	Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

22.	Segment Information

The Company has three reportable business segments, which are based on the major low-sulfur coal basins in which the Company operates. Each of these reportable business segments includes a number of mine complexes. The Company manages its coal sales by coal basin, not by individual mine complex. Geology, coal transportation routes to customers, regulatory environments and coal quality are generally consistent within a basin. Accordingly,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market and contract pricing have developed by coal basin. Mine operations are evaluated based on their per-ton operating costs (defined as including all mining costs but excluding pass-through transportation expenses), as well as on other non-financial measures, such as safety and environmental performance. The Company’s reportable segments are the Powder River Basin (PRB) segment, with operations in Wyoming; the Western Bituminous (WBIT) segment, with operations in Utah, Colorado and southern Wyoming; and the Central Appalachia (CAPP) segment, with operations in southern West Virginia, eastern Kentucky and Virginia.

Operating segment results for the years ended December 31, 2010, 2009 and 2008 are presented below. Results for the operating segments include all direct costs of mining, including all depreciation, depletion and amortization related to the mining operations, even if the assets are not recorded at the operating segment level. See discussion of segment assets below. Corporate, Other and Eliminations includes the change in fair value of coal derivatives and coal trading activities, net; corporate overhead; land management; other support functions; and the elimination of intercompany transactions.

The amounts in total assets below represent an allocation of assets used in the segments’ cash-generating activities. The amounts in the Corporate, Other and Eliminations represent primarily corporate assets (cash, receivables, investments, plant, property and equipment) as well as goodwill, unassigned coal reserves, above-market acquired sales contracts and other unassigned assets.

				Corporate,
				Other and
	PRB	WBIT	CAPP	Eliminations	Consolidated
	(in thousands)

December 31, 2010
Coal sales	$1,606,236	$537,542	$1,042,490	$—	$3,186,268
Income from operations	146,555	58,082	193,943	(74,596)	323,984
Total assets	2,295,786	677,611	706,624	1,200,748	4,880,769
Depreciation, depletion and amortization	185,218	80,497	97,764	1,587	365,066
Amortization of acquired sales contracts, net	35,606	—	—	—	35,606
Capital expenditures	38,142	65,470	70,839	140,206	314,657
December 31, 2009
Coal sales	$1,205,492	$540,694	$829,895	$—	$2,576,081
Income from operations	82,341	29,722	105,241	(93,590)	123,714
Total assets	2,421,917	687,873	734,309	996,497	4,840,596
Depreciation, depletion and amortization	127,378	83,781	88,409	2,040	301,608
Amortization of acquired sales contracts, net	19,934	(311)	—	—	19,623
Capital expenditures	58,275	67,299	48,673	148,903	323,150
December 31, 2008
Coal sales	$1,162,056	$659,389	$1,162,361	$—	$2,983,806
Income from operations	109,032	121,261	296,699	(65,722)	461,270
Total assets	1,577,260	685,383	782,951	933,370	3,978,964
Depreciation, depletion and amortization	117,417	82,215	92,189	1,732	293,553
Amortization of acquired sales contracts, net	336	(1,041)	—	—	(705)
Capital expenditures	123,909	162,698	81,860	128,880	497,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of segment income from operations to consolidated income before income taxes follows:

	Year Ended December 31
	2010	2009	2008
	(in thousands)

Income from operations	$323,984	$123,714	$461,270
Interest expense	(142,549)	(105,932)	(76,139)
Interest income	2,449	7,622	11,854
Loss on early extinguishment of debt	(6,776)	—	—

Income before income taxes	$177,108	$25,404	$396,985

23.	Quarterly Financial Information (Unaudited)

Quarterly financial data for the years ended December 31, 2010 and 2009 is summarized below:

	March 31	June 30	September 30	December 31
		(a)	(b)
	(in thousands, except per share data)

2010:
Coal sales	$711,874	$764,295	$874,705	$835,394
Gross profit	61,852	100,461	119,957	107,514
Income from operations	32,200	106,499	98,347	86,938
Net income (loss)	(1,770)	66,274	46,859	48,031
Basic earnings (loss) per common share	(0.01)	0.41	0.29	0.29
Diluted earnings (loss) per common share	(0.01)	0.41	0.29	0.29

	March 31	June 30	September 30	December 31
	(c)(d)	(c)	(c)	(c)
	(in thousands, except per share data)

2009:
Coal sales	$681,040	$554,612	$614,957	$725,472
Gross profit	60,873	18,614	54,199	50,449
Income from operations	38,572	7,309	48,338	29,495
Net income (loss)	30,572	(15,161)	25,216	1,552
Basic earnings (loss) per common share	0.21	(0.11)	0.16	0.01
Diluted earnings (loss) per common share	0.21	(0.11)	0.16	0.01

(a)	In the second quarter of 2010, the Company exchanged 68.4 million tons of coal reserves in the Illinois Basin for an additional 9% ownership interest in Knight Hawk. The Company recognized a gain of $41.6 million on the transaction.

(b)	The Company’s Dugout Canyon mine in Carbon County, Utah suspended operations on April 29, 2010 after an increase in carbon monoxide levels resulted from a heating event in a previously mined area. After permanently sealing the area, full coal production resumed on May 21, 2010. On June 22, 2010, an ignition event at the longwall resulted in a second evacuation of all underground employees at the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mine. All employees were safely evacuated in both events. The resumption of mining required rendering the mine’s atmosphere inert, ventilating the longwall area, determining the cause of the ignition, implementing preventive measures, and securing an MSHA-approved longwall ventilation plan. The longwall system resumed production at normalized levels by the end of September. In 2009, we shipped an average of 0.8 million tons per quarter from the Dugout Canyon mine. As a result of the outages in the second and third quarters, we shipped 0.6 million in the second quarter of 2010 and 0.2 million in the third quarter of 2010 from the Dugout Canyon mine.

(c)	The Jacobs Ranch mining complex was acquired on October 1, 2009 for $768.8 million. We expensed costs related to the acquisition of $3.4 million, $3.0 million, $0.8 million, and $6.5 million in the first, second, third and fourth quarters of 2009, respectively.

(d)	In the first quarter of 2009, the Company recognized income of $6.8 million to adjust its estimate of black lung excise tax refunds.

24.	Supplemental Condensed Consolidating Financial Information

Pursuant to the indenture governing the Arch Coal, Inc. senior notes, certain wholly-owned subsidiaries of the Company have fully and unconditionally guaranteed the senior notes on a joint and several basis. The following tables present unaudited condensed consolidating financial information for (i) the Company, (ii) the issuer of the senior notes, (iii) the guarantors under the Notes, and (iv) the entities which are not guarantors under the Notes (Arch Western Resources, LLC and Arch Receivable Company, LLC):

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
Year Ended December 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in thousands)

REVENUE
Coal sales	$—	$1,137,980	$2,048,288	$—	$3,186,268
COSTS, EXPENSES AND OTHER
Cost of coal sales	11,526	797,917	1,679,872	(93,503)	2,395,812
Depreciation, depletion and amortization	2,933	194,847	167,286	—	365,066
Amortization of acquired sales contracts, net	—	—	35,606	—	35,606
Selling, general and administrative expenses	79,580	7,355	38,496	(7,254)	118,177
Change in fair value of coal derivatives and coal trading activities, net	—	8,924	—	—	8,924
Gain on Knight Hawk transaction	—	(41,577)	—	—	(41,577)
Other operating (income) expense, net	(10,259)	(115,994)	5,772	100,757	(19,724)

	83,780	851,472	1,927,032	—	2,862,284
Income from investment in subsidiaries	393,366	—	—	(393,366)	—

Income from operations	309,586	286,508	121,256	(393,366)	323,984
Interest expense, net:
Interest expense	(143,606)	(2,763)	(64,463)	68,283	(142,549)
Interest income	11,128	456	59,148	(68,283)	2,449

	(132,478)	(2,307)	(5,315)	—	(140,100)

Other non-operating expense
Loss on early extinguishment of debt	—	—	(6,776)	—	(6,776)

	—	—	(6,776)	—	(6,776)

Income before income taxes	177,108	284,201	109,165	(393,366)	177,108
Provision for income taxes	17,714	—	—	—	17,714

Net income	159,394	284,201	109,165	(393,366)	159,394
Less: Net income attributable to noncontrolling interest	(537)	—	—	—	(537)

Net income attributable to Arch Coal	$158,857	$284,201	$109,165	$(393,366)	$158,857

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
Year Ended December 31, 2009

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in thousands)

REVENUE
Coal sales	$—	$924,692	$1,651,389	$—	$2,576,081
COSTS, EXPENSES AND OTHER
Cost of coal sales	7,481	713,782	1,398,663	(49,211)	2,070,715
Depreciation, depletion and amortization	3,678	138,125	159,805	—	301,608
Amortization of acquired sales contracts, net	—	—	19,623	—	19,623
Selling, general and administrative expenses	49,672	7,504	46,563	(5,952)	97,787
Change in fair value of coal derivatives and coal trading activities, net	—	(12,056)	—	—	(12,056)
Costs related to acquisition of Jacobs Ranch	13,726	—	—	—	13,726
Other operating (income) expense, net	(12,909)	(85,460)	4,170	55,163	(39,036)

	61,648	761,895	1,628,824	—	2,452,367
Income from investment in subsidiaries	165,183	—	—	(165,183)	—

Income from operations	103,535	162,797	22,565	(165,183)	123,714
Interest expense, net:
Interest expense	(92,371)	(2,442)	(70,668)	59,549	(105,932)
Interest income	14,240	720	52,211	(59,549)	7,622

	(78,131)	(1,722)	(18,457)	—	(98,310)

Income before income taxes	25,404	161,075	4,108	(165,183)	25,404
Benefit from income taxes	(16,775)	—	—	—	(16,775)

Net income	42,179	161,075	4,108	(165,183)	42,179
Less: Net income attributable to noncontrolling interest	(10)	—	—	—	(10)

Net income attributable to Arch Coal	$42,169	$161,075	$4,108	$(165,183)	$42,169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME
Year Ended December 31, 2008

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in thousands)

REVENUE
Coal sales	$937	$1,224,861	$1,758,008	$—	$2,983,806
COSTS, EXPENSES AND OTHER
Cost of coal sales	3,905	821,959	1,395,176	(37,118)	2,183,922
Depreciation, depletion and amortization	3,122	135,012	155,419	—	293,553
Amortization of acquired sales contracts, net	—	—	(705)	—	(705)
Selling, general and administrative expenses	71,094	8,662	34,502	(7,137)	107,121
Change in fair value of coal derivatives and coal trading activities, net	—	(55,093)	—	—	(55,093)
Other operating (income) expense, net	(10,950)	(49,706)	10,139	44,255	(6,262)

	67,171	860,834	1,594,531	—	2,522,536
Income from investment in subsidiaries	535,452	—	—	(535,452)	—

Income from operations	469,218	364,027	163,477	(535,452)	461,270
Interest expense, net:
Interest expense	(103,642)	(5,493)	(77,757)	110,753	(76,139)
Interest income	31,409	3,735	87,463	(110,753)	11,854

	(72,233)	(1,758)	9,706	—	(64,285)

Income before income taxes	396,985	362,269	173,183	(535,452)	396,985
Provision for income taxes	41,774	—	—	—	41,774

Net income	355,211	362,269	173,183	(535,452)	355,211
Less: Net income attributable to noncontrolling interest	(881)	—	—	—	(881)

Net income attributable to Arch Coal	$354,330	$362,269	$173,183	$(535,452)	$354,330

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS
December 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in thousands)

ASSETS
Cash and cash equivalents	$13,713	$64	$79,816	$—	$93,593
Receivables	31,458	12,740	210,075	(1,953)	252,320
Inventories	—	85,196	150,420	—	235,616
Other	29,575	102,375	21,435	—	153,385

Total current assets	74,746	200,375	461,746	(1,953)	734,914

Property, plant and equipment, net	9,817	1,800,578	1,498,497	—	3,308,892
Investment in subsidiaries	4,555,233	—	—	(4,555,233)	—
Intercompany receivables	(1,807,902)	508,624	1,299,278	—	—
Note receivable from Arch Western	225,000	—	—	(225,000)	—
Other	481,345	344,698	10,920	—	836,963

Total other assets	3,453,676	853,322	1,310,198	(4,780,233)	836,963

Total assets	$3,538,239	$2,854,275	$3,270,441	$(4,782,186)	$4,880,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$10,753	$65,793	$121,670	$—	$198,216
Accrued expenses and other current liabilities	75,746	31,123	153,217	(1,953)	258,133
Current maturities of debt and short-term borrowings	14,093	—	56,904	—	70,997

Total current liabilities	100,592	96,916	331,791	(1,953)	527,346

Long-term debt	1,087,126	—	451,618	—	1,538,744
Note payable to Arch Coal	—	—	225,000	(225,000)	—
Asset retirement obligations	873	32,029	301,355	—	334,257
Accrued pension benefits	20,843	4,407	23,904	—	49,154
Accrued postretirement benefits other than pension	14,284	—	23,509	—	37,793
Accrued workers’ compensation	15,383	13,805	6,102	—	35,290
Other noncurrent liabilities	51,187	22,135	36,912	—	110,234

Total liabilities	1,290,288	169,292	1,400,191	(226,953)	2,632,818
Redeemable noncontrolling interest	10,444	—	—	—	10,444
Stockholders’ equity	2,237,507	2,684,983	1,870,250	(4,555,233)	2,237,507

Total liabilities and stockholders’ equity	$3,538,239	$2,854,275	$3,270,441	$(4,782,186)	$4,880,769

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS
December 31, 2009

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(in thousands)

ASSETS
Cash and cash equivalents	$54,255	$64	$6,819	$—	$61,138
Receivables	16,339	15,574	199,457	—	231,370
Inventories	—	75,126	165,650	—	240,776
Other	28,741	101,407	23,350	—	153,498

Total current assets	99,335	192,171	395,276	—	686,782

Property, plant and equipment, net	7,783	1,809,340	1,549,063	—	3,366,186
Investment in subsidiaries	4,127,075	—	—	(4,127,075)	—
Intercompany receivables	(1,679,003)	232,076	1,446,927	—	—
Other	455,972	317,486	14,170	—	787,628

Total other assets	2,904,044	549,562	1,461,097	(4,127,075)	787,628

Total assets	$3,011,162	$2,551,073	$3,405,436	$(4,127,075)	$4,840,596

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$12,828	$41,066	$74,508	$—	$128,402
Accrued expenses and other current liabilities	54,957	36,394	144,510	—	235,861
Current maturities of debt and short-term borrowings	134,012	—	133,452	—	267,464

Total current liabilities	201,797	77,460	352,470	—	631,727

Long-term debt	585,441	—	954,782	—	1,540,223
Asset retirement obligations	927	29,253	274,914	—	305,094
Accrued pension benefits	29,001	4,742	34,523	—	68,266
Accrued postretirement benefits other than pension	15,046	—	28,819	—	43,865
Accrued workers’ compensation	10,595	14,448	4,067	—	29,110
Other noncurrent liabilities	44,287	27,213	26,743	—	98,243

Total liabilities	887,094	153,116	1,676,318	—	2,716,528
Redeemable noncontrolling interest	8,962	—	—	—	8,962
Stockholders’ equity	2,115,106	2,397,957	1,729,118	(4,127,075)	2,115,106

Total liabilities and stockholders’ equity	$3,011,162	$2,551,073	$3,405,436	$(4,127,075)	$4,840,596

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended December 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Consolidated
	(in thousands)

Cash provided by (used in) operating activities	$(238,736)	$503,766	$432,117	$697,147
Investing Activities
Capital expenditures	(4,814)	(198,243)	(111,600)	(314,657)
Proceeds from dispositions of property, plant and equipment	—	251	79	330
Additions to prepaid royalties	—	(24,381)	(2,974)	(27,355)
Purchases of investments and advances to affiliates	(40,421)	(5,764)	—	(46,185)
Consideration paid related to prior business acquisitions	(1,262)	—	—	(1,262)

Cash used in investing activities	(46,497)	(228,137)	(114,495)	(389,129)
Financing Activities
Proceeds from the issuance of long-term debt	500,000	—	—	500,000
Repayments of long-term debt, including redemption premium	—	—	(505,627)	(505,627)
Net decrease in borrowings under lines of credit and commercial paper program	(120,000)	—	(76,549)	(196,549)
Net proceeds from other debt	82	—	—	82
Debt financing costs	(12,022)	—	(729)	(12,751)
Dividends paid	(63,373)	—	—	(63,373)
Issuance of common stock under incentive plans	1,764			1,764
Contribution from non-controlling interest	—	—	891	891
Transactions with affiliates, net	(61,760)	(275,629)	337,389	—

Cash provided by (used in) financing activities	244,691	(275,629)	(244,625)	(275,563)

Increase (decrease) in cash and cash equivalents	(40,542)	—	72,997	32,455
Cash and cash equivalents, beginning of period	54,255	64	6,819	61,138

Cash and cash equivalents, end of period	$13,713	$64	$79,816	$93,593

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended December 31, 2009

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Consolidated
	(in thousands)

Cash provided by (used in) operating activities	$(168,427)	$338,956	$212,451	$382,980
Investing Activities
Capital expenditures	(2,940)	(194,756)	(125,454)	(323,150)
Payments made to acquire Jacob’s Ranch	(768,819)	—	—	(768,819)
Proceeds from dispositions of property, plant and equipment	—	734	91	825
Additions to prepaid royalties	—	(23,991)	(2,764)	(26,755)
Purchases of investments and advances to affiliates	(8,000)	(2,925)	—	(10,925)
Consideration paid related to prior business acquisitions	(4,767)	—	—	(4,767)
Reimbursement of deposits on equipment	—	—	3,209	3,209

Cash used in investing activities	(784,526)	(220,938)	(124,918)	(1,130,382)
Financing Activities
Proceeds from the issuance of long-term debt	584,784	—	—	584,784
Proceeds from the sale of common stock	326,452	—	—	326,452
Net decrease in borrowings under lines of credit and commercial paper program	(85,000)	—	(815)	(85,815)
Net payments on other debt	(2,986)	—	—	(2,986)
Debt financing costs	(29,456)	—	(203)	(29,659)
Dividends paid	(54,969)	—	—	(54,969)
Issuance of common stock under incentive plans	84	—	—	84
Transactions with affiliates, net	200,562	(118,015)	(82,547)	—

Cash provided by (used in) financing activities	939,471	(118,015)	(83,565)	737,891

Increase (decrease) in cash and cash equivalents	(13,482)	3	3,968	(9,511)
Cash and cash equivalents, beginning of period	67,737	61	2,851	70,649

Cash and cash equivalents, end of period	$54,255	$64	$6,819	$61,138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended December 31, 2008

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Consolidated
	(in thousands)

Cash provided by (used in) operating activities	$(176,710)	$446,029	$409,818	$679,137
Investing Activities
Capital expenditures	(3,210)	(207,530)	(286,607)	(497,347)
Proceeds from dispositions of property, plant and equipment	—	757	378	1,135
Additions to prepaid royalties	—	(19,229)	(535)	(19,764)
Purchases of investments and advances to affiliates	(3,000)	(4,466)	—	(7,466)
Consideration paid related to prior business acquisitions	(6,800)	—	—	(6,800)
Reimbursement of deposits on equipment	—	—	2,697	2,697

Cash used in investing activities	(13,010)	(230,468)	(284,067)	(527,545)
Financing Activities
Purchases of treasury stock	(53,848)	—	—	(53,848)
Net increase (decrease) in borrowings under lines of credit and commercial paper program	45,000	—	(31,507)	13,493
Net payments on other debt	(2,907)	—	—	(2,907)
Debt financing costs	—	—	(233)	(233)
Dividends paid	(48,847)	—	—	(48,847)
Issuance of common stock under incentive plans	6,319	—	—	6,319
Transactions with affiliates, net	306,962	(215,554)	(91,408)	—

Cash provided by (used in) financing activities	252,679	(215,554)	(123,148)	(86,023)

Increase in cash and cash equivalents	62,959	7	2,603	65,569
Cash and cash equivalents, beginning of period	4,778	54	248	5,080

Cash and cash equivalents, end of period	$67,737	$61	$2,851	$70,649

Schedule II

ARCH COAL, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at	(Reductions)	Charged to
	Beginning of	Charged to Costs	Other			Balance at
	Year	and Expenses	Accounts		Deductions(a)	End of Year
	(in thousands)

Year ended December 31, 2010
Reserves deducted from asset accounts:
Other assets — other notes and accounts receivable	$109	$—	$—		$109	$—
Current assets — supplies and inventory	13,406	1,962	—		2,667	12,701
Deferred income taxes	1,120	(383)	—		—	737
Year ended December 31, 2009
Reserves deducted from asset accounts:
Other assets — other notes and accounts receivable	$225	$(17)	$—		$99	$109
Current assets — supplies and inventory	12,760	1,302	—		656	13,406
Deferred income taxes	395	725	—		—	1,120
Year ended December 31, 2008
Reserves deducted from asset accounts:
Other assets — other notes and accounts receivable	$216	$42	$—		$33	$225
Current assets — supplies and inventory	13,500	1,548	—		2,288	12,760
Deferred income taxes	69,326	(57,973)	(3,899	)(b)	7,059	395

(a)	Reserves utilized, unless otherwise indicated.

(b)	Relates to the reversal of tax benefits from the exercise of employee stock options that was recorded as paid-in capital.

ARCH COAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31
	2011	2010
	(unaudited)
	(in thousands, except per share data)

REVENUES
Coal sales	$872,938	$711,874
COSTS, EXPENSES AND OTHER
Cost of coal sales	653,684	550,750
Depreciation, depletion and amortization	83,537	88,519
Amortization of acquired sales contracts, net	5,944	10,753
Selling, general and administrative expenses	30,435	27,166
Change in fair value of coal derivatives and coal trading activities, net	(1,784)	5,877
Other operating income, net	(1,116)	(3,391)

	770,700	679,674

Income from operations	102,238	32,200
Interest expense, net:
Interest expense	(34,580)	(35,083)
Interest income	746	338

	(33,834)	(34,745)
Income (loss) before income taxes	68,404	(2,545)
Provision for (benefit from) income taxes	12,530	(775)

Net income (loss)	55,874	(1,770)
Less: Net income attributable to noncontrolling interest	(273)	(26)

Net income (loss) attributable to Arch Coal, Inc.	$55,601	$(1,796)

EARNINGS (LOSS) PER COMMON SHARE
Basic earnings (loss) per common share	$0.34	$(0.01)
Diluted earnings (loss) per common share	$0.34	$(0.01)
Basic weighted average shares outstanding	162,576	162,372
Diluted weighted average shares outstanding	163,773	162,372
Dividends declared per common share	$0.10	$0.09

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCH COAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(unaudited)
	(in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$69,220	$93,593
Trade accounts receivable	258,499	208,060
Other receivables	44,818	44,260
Inventories	247,908	235,616
Prepaid royalties	42,719	33,932
Deferred income taxes	18,673	—
Coal derivative assets	15,952	15,191
Other	101,153	104,262

Total current assets	798,942	734,914
Property, plant and equipment, net	3,263,555	3,308,892
Other assets:
Prepaid royalties	69,737	66,525
Goodwill	114,963	114,963
Deferred income taxes	331,242	361,556
Equity investments	204,424	177,451
Other	117,115	116,468

Total other assets	837,481	836,963

Total assets	$4,899,978	$4,880,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$183,866	$198,216
Coal derivative liabilities	4,178	4,947
Deferred income taxes	—	7,775
Accrued expenses and other current liabilities	228,165	245,411
Current maturities of debt and short-term borrowings	69,518	70,997

Total current liabilities	485,727	527,346
Long-term debt	1,539,028	1,538,744
Asset retirement obligations	336,975	334,257
Accrued pension benefits	38,808	49,154
Accrued postretirement benefits other than pension	36,920	37,793
Accrued workers’ compensation	35,964	35,290
Other noncurrent liabilities	124,243	110,234

Total liabilities	2,597,665	2,632,818
Redeemable noncontrolling interest	10,718	10,444
Stockholders’ equity:
Common stock, $0.01 par value, authorized 260,000 shares, issued 164,310 shares and 164,117 shares, respectively	1,647	1,645
Paid-in capital	1,740,765	1,734,709
Treasury stock, 1,512 shares at March 31, 2011 and December 31, 2010, at cost	(53,848)	(53,848)
Retained earnings	600,751	561,418
Accumulated other comprehensive income (loss)	2,280	(6,417)

Total stockholders’ equity	2,291,595	2,237,507

Total liabilities and stockholders’ equity	$4,899,978	$4,880,769

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCH COAL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2011	2010
	(unaudited)
	(in thousands)

OPERATING ACTIVITIES
Net income (loss)	$55,874	$(1,770)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	83,537	88,519
Amortization of acquired sales contracts, net	5,944	10,753
Prepaid royalties expensed	8,916	6,599
Employee stock-based compensation	5,290	3,684
Amortization of debt financing costs	2,442	2,461
Changes in:
Receivables	(53,586)	(37,013)
Inventories	(12,292)	(2,382)
Coal derivative assets and liabilities	(1,087)	5,547
Accounts payable, accrued expenses and other current liabilities	(31,596)	(6,844)
Deferred income taxes	(1,026)	150
Other	23,729	23,627

Cash provided by operating activities	86,145	93,331

INVESTING ACTIVITIES
Capital expenditures	(38,711)	(31,975)
Proceeds from dispositions of property, plant and equipment	516	95
Purchases of investments and advances to affiliates	(34,419)	(10,071)
Additions to prepaid royalties	(20,915)	(23,340)

Cash used in investing activities	(93,529)	(65,291)

FINANCING ACTIVITIES
Net increase (decrease) in borrowings under lines of credit and commercial paper program	3,681	(19,324)
Net payments on other debt	(5,161)	(4,742)
Debt financing costs	(8)	(200)
Dividends paid	(16,269)	(14,623)
Issuance of common stock under incentive plans	768	85

Cash used in financing activities	(16,989)	(38,804)

Decrease in cash and cash equivalents	(24,373)	(10,764)
Cash and cash equivalents, beginning of period	93,593	61,138

Cash and cash equivalents, end of period	$69,220	$50,374

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries and controlled entities (the “Company”). The Company’s primary business is the production of steam and metallurgical coal from surface and underground mines located throughout the United States, for sale to utility, industrial and export markets. The Company’s mines are located in southern West Virginia, eastern Kentucky, Virginia, Wyoming, Colorado and Utah. All subsidiaries (except as noted below) are wholly-owned. Intercompany transactions and accounts have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and U.S. Securities and Exchange Commission regulations. In the opinion of management, all adjustments, consisting of normal, recurring accruals considered necessary for a fair presentation, have been included. Results of operations for the three months ended March 31, 2011 are not necessarily indicative of results to be expected for the year ending December 31, 2011. These financial statements should be read in conjunction with the audited financial statements and related notes as of and for the year ended December 31, 2010 included in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission.

The Company owns a 99% membership interest in a joint venture named Arch Western Resources, LLC (“Arch Western”) which operates coal mines in Wyoming, Colorado and Utah. The Company also acts as the managing member of Arch Western.

2.	Accounting Policies

In January 2011, new fair value disclosure guidance regarding activity in Level 3 fair value measurements became effective. The new disclosure guidance requires entities to provide a gross basis rollforward of the Level 3 activity. The required disclosure is provided in Note 7, “Fair Value Measurements”. The new guidance did not have an impact on the Company’s condensed consolidated financial statements.

3.	Investments

	Knight Hawk	DKRW	DTA	Tenaska	Millennium	Total
	(in thousands)

Balance at December 31, 2010	$131,250	$21,961	$14,472	$9,768	$—	$177,451
Investments in affiliates	—	—	—	5,500	25,000	30,500
Advances to (distributions from) affiliates, net	(7,533)	—	1,312	—	—	(6,221)
Equity in comprehensive income (loss)	4,661	(511)	(1,130)	—	(326)	2,694

Balance at March 31, 2011	$128,378	$21,450	$14,654	$15,268	$24,674	$204,424

The Company holds a 49% ownership interest in Knight Hawk Holdings, LLC (“Knight Hawk”), a coal producer in the Illinois Basin. Of the distribution declared in the first quarter of 2011, the Company received $1.5 million in the first quarter and the remaining balance will be paid in the second quarter of 2011.

The Company holds a 24% ownership interest in DKRW Advanced Fuels LLC (“DKRW”), a company engaged in developing coal-to-liquids facilities. Under a coal reserve purchase option, DKRW could purchase reserves from the Company, which the Company would then mine on a contract basis for DKRW. Under a convertible secured promissory note, the Company had advanced to DKRW $22.5 million and $18.1 million at March 31, 2011 and December 31, 2010, respectively, including unpaid interest. Amounts borrowed are due and

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

payable in cash or in additional equity interests on the earlier of December 31, 2011 or upon the closing of DKRW’s next financing, bear interest at the rate of 1.25% per month, and are secured by DKRW’s equity interests in Medicine Bow Fuel & Power LLC. The note balances are reflected in other receivables on the condensed consolidated balance sheets. As of March 31, 2011, DKRW may borrow up to an additional $1.25 million in principal from the Company under the note.

The Company holds a general partnership interest in Dominion Terminal Associates (“DTA”), of 21.875%. DTA operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia for use by the partners. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use the facility’s loading capacity and is required to make periodic cash advances to DTA to fund such costs.

The Company holds a 35% ownership interest in Tenaska Trailblazer Partners, LLC (“Tenaska”), the developer of the Trailblazer Energy Center, a fossil-fuel-based electric power plant near Sweetwater, Texas. The plant, fueled by low sulfur coal, will capture and store carbon dioxide for enhanced oil recovery applications. Additional payments will be due under the investment agreement when certain project milestones are met The Company will also pay 35% of the future development costs of the project, not to exceed $12.5 million without prior approval from the Company. As of March 31, 2011 and December 31, 2010, the Company had advanced a total of $4.3 million and $4.1 million, respectively, for development costs. A receivable for these development costs is reflected in the condensed consolidated balance sheets in other noncurrent assets, as the development costs will either be reimbursed when the project receives construction financing, or they will be considered an additional capital contribution, with ownership percentages adjusted accordingly.

In January 2011, the Company purchased a 38% ownership interest in Millennium Bulk Terminals-Longview, LLC (“Millennium”), the owner of a brownfield bulk commodity terminal on the Columbia River near Longview, Washington, for $25.0 million, plus additional future consideration upon the completion of certain project milestones. Millennium continues to work on obtaining the required approvals and necessary permits to complete dredging and other upgrades to enable coal, alumina and cementitious material shipments through the terminal. The Company will control 38% of the terminal’s throughput and storage capacity, in order to facilitate export shipments of coal off the west coast of the United States.

Future contingent payments of up to $72.4 million related to development financing for certain of our equity investees. as noted above. Our obligation to make these payments, as well as the timing of any payments required, is contingent upon a number of factors, including project development progress, receipt of permits and the obtaining of construction financing.

4.	Derivatives

The Company generally utilizes derivative financial instruments to manage exposures to commodity prices. Additionally, the Company may hold certain coal derivative financial instruments for trading purposes.

All derivative financial instruments are recognized in the balance sheet at fair value. In a fair value hedge, the Company hedges the risk of changes in the fair value of a firm commitment, typically a fixed-price coal sales contract. Changes in both the hedged firm commitment and the fair value of a derivative used as a hedge instrument in a fair value hedge are recorded in earnings. In a cash flow hedge, the Company hedges the risk of changes in future cash flows related to a forecasted purchase or sale. Changes in the fair value of the derivative instrument used as a hedge instrument in a cash flow hedge are recorded in other comprehensive income. Amounts in other comprehensive income are reclassified to earnings when the hedged transaction affects earnings and are classified in a manner consistent with the transaction being hedged. The Company formally documents the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for hedge transactions.

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The Company evaluates the effectiveness of its hedging relationships both at the hedge’s inception and on an ongoing basis. Any ineffective portion of the change in fair value of a derivative instrument used as a hedge instrument in a fair value or cash flow hedge is recognized immediately in earnings. The ineffective portion is based on the extent to which exact offset is not achieved between the change in fair value of the hedge instrument and the cumulative change in expected future cash flows on the hedged transaction from inception of the hedge in a cash flow hedge or the change in the fair value of the firm commitment in a fair value hedge.

Diesel fuel price risk management

The Company is exposed to price risk with respect to diesel fuel purchased for use in its operations. The Company purchases approximately 55 million to 65 million gallons of diesel fuel annually in its operations. To reduce the volatility in the price of diesel fuel for its operations, the Company uses forward physical diesel purchase contracts, as well as heating oil swaps and purchased call options. At March 31, 2011, the Company had protected the price of approximately 63% of its remaining expected purchases for fiscal year 2011 and 5% for fiscal year 2012.

At March 31, 2011, the Company held heating oil swaps and purchased call options for approximately 31.7 million gallons for the purpose of managing the price risk associated with future diesel purchases. Since the changes in the price of heating oil highly correlate to changes in the price of the hedged diesel fuel purchases, the heating oil swaps and purchased call options qualify for cash flow hedge accounting.

Coal risk management positions

The Company may sell or purchase forward contracts, swaps and options in the over-the-counter coal market in order to manage its exposure to coal prices. The Company has exposure to the risk of fluctuating coal prices related to forecasted sales or purchases of coal or to the risk of changes in the fair value of a fixed price physical sales contract. Certain derivative contracts may be designated as hedges of these risks.

At March 31, 2011, the Company held derivatives for risk management purposes totaling 1.3 million tons of coal sales and 0.3 million tons of coal purchases that are expected to settle during the remainder of 2011 and 2.6 million tons of coal sales and 0.1 million tons of coal purchases that are expected to settle in 2012 through 2014.

Coal trading positions

The Company may sell or purchase forward contracts, swaps and options in the over-the-counter coal market for trading purposes. The Company is exposed to the risk of changes in coal prices on the value of its coal trading portfolio. The timing of the estimated future realization of the value of the trading portfolio is 47% for the remainder of 2011, 49% in 2012 and 4% in 2013.

Tabular derivatives disclosures

The Company’s contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. Such netting arrangements reduce the Company’s credit exposure related to these counterparties. For classification purposes, the Company records the net fair value of all the positions with a given counterparty as a net asset or liability in the condensed consolidated balance sheets. The amounts shown in the table below represent the fair value position of individual contracts, regardless of the net position presented in the accompanying condensed consolidated balance sheets. The

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

fair value and location of derivatives reflected in the accompanying condensed consolidated balance sheets are as follows:

	March 31, 2011			December 31, 2010
	Asset	Liability		Asset	Liability
Fair Value of Derivatives	Derivatives	Derivatives		Derivatives	Derivatives
	(in thousands)

Derivatives Designated as Hedging Instruments
Heating oil	$23,926	$—		$13,475	$—
Coal	2,193	(2,100)		2,009	(2,350)

Total	26,119	(2,100)		15,484	(2,350)
Derivatives Not Designated as Hedging Instruments
Coal — held for trading purposes	27,083	(14,584)		34,445	(24,087)
Coal	354	(1,172)		1,139	(912)

Total	27,437	(15,756)		35,584	(24,999)

Total derivatives	53,556	(17,856)		51,068	(27,349)
Effect of counterparty netting	(13,678)	13,678		(22,402)	22,402

Net derivatives as classified in the balance sheets	$39,878	$(4,178)	$35,700	$28,666	$(4,947)	$23,719

Net derivatives as reflected on the balance sheets

		March 31,	December 31,
		2011	2010

Heating oil	Other current assets	$23,926	$13,475
Coal	Coal derivative assets	15,952	15,191
	Coal derivative liabilities	(4,178)	(4,947)

		$35,700	$23,719

The Company had a current asset for the right to reclaim cash collateral of $9.2 million and $10.3 million at March 31, 2011 and December 31, 2010, respectively. These amounts are not included with the derivatives presented in the table above and are included in “other current assets” in the accompanying condensed consolidated balance sheets.

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The effects of derivatives on measures of financial performance are as follows:

Three Months Ended March 31

							Gain (Loss)
							Recognized in
			Gains (Losses)				Income (Ineffective
	Gain (Loss)		Reclassified from				Portion and Amount
	Recognized in OCI		OCI into Income				Excluded from
Derivatives used in	(Effective Portion)		(Effective Portion)				Effectiveness Testing)
Cash Flow Hedging Relationships	2011	2010	2011		2010		2011	2010
	(in thousands)

Heating oil	$14,258	$12	$3,170	2	$(2,229)	2	$—	$—
Coal sales	1,406	(401)	87	1	(129)	1	—	—
Coal purchases	(876)	902	—	2	(336)	2	—	—

Totals	$14,788	$513	$3,257		$(2,694)		$—	$—

Derivatives Not Designated as	Gain (Loss)
Hedging Instruments	2011		2010

Coal — unrealized	$(1,045)	3	$(4,922)	3

Coal — realized	$—	4	$1,600	4

Location in Statement of Income:

1-	Coal sales
2-	Cost of coal sales
3-	Change in fair value of coal derivatives and coal trading activities, net
4-	Other operating income, net

The Company recognized net unrealized and realized gains of $2.8 million during the three months ended March 31, 2011 and net unrealized and realized losses of $1.0 million during the three months ended March 31, 2010, related to its trading portfolio (including derivative and non-derivative contracts). These balances are included in the caption “Change in fair value of coal derivatives and coal trading activities, net” in the accompanying condensed consolidated statements of income and are not included in the previous table.

During the next twelve months, based on fair values at March 31, 2011, gains on derivative contracts designated as hedge instruments in cash flow hedges of approximately $23.5 million are expected to be reclassified from other comprehensive income into earnings.

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

5.	Inventories

Inventories consist of the following:

	March 31,	December 31,
	2011	2010
	(in thousands)

Coal	$121,363	$115,647
Repair parts and supplies, net of allowance	126,545	119,969

	$247,908	$235,616

The repair parts and supplies are stated net of an allowance for slow-moving and obsolete inventories of $13.0 million at March 31, 2011, and $12.7 million at December 31, 2010.

6.	Debt

	March 31,	December 31,
	2011	2010
	(in thousands)

Commercial paper	$60,585	$56,904
6.75% senior notes ($450.0 million face value) due July 1, 2013	451,456	451,618
8.75% senior notes ($600.0 million face value) due August 1, 2016	587,572	587,126
7.25% senior notes ($500.0 million face value) due October 1, 2020	500,000	500,000
Other	8,933	14,093

	1,608,546	1,609,741
Less current maturities of debt and short-term borrowings	69,518	70,997

Long-term debt	$1,539,028	$1,538,744

Availability

The Company had no borrowings outstanding under the revolving credit facility or under the accounts receivable securitization program as of March 31, 2011 and December 31, 2010. At March 31, 2011 the Company had availability of $860.0 million under the revolving credit facility and $71.4 million under the accounts receivable securitization program. The Company also had outstanding letters of credit under the accounts receivable securitization program of $76.2 million as of March 31, 2011.

7.	Fair Value Measurements

The hierarchy of fair value measurements prioritizes the inputs to valuation techniques used to measure fair value. The levels of the hierarchy, as defined below, give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

•	Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. Level 1 assets include available-for-sale equity securities and coal futures that are submitted for clearing on the New York Mercantile Exchange.

•	Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company’s level 2 assets and liabilities include commodity contracts (coal and heating oil) with fair values derived from quoted prices in over-the-counter markets or from prices received from direct broker quotes.

•	Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. These include the Company’s commodity option contracts (primarily coal and heating oil) valued using modeling techniques, such as Black-Scholes, that require the use of inputs, particularly volatility, that are rarely observable.

The table below sets forth, by level, the Company’s financial assets and liabilities that are recorded at fair value in the accompanying condensed consolidated balance sheet:

	Fair Value at March 31, 2011
	Total	Level 1	Level 2	Level 3
	(in thousands)

Assets:
Investments in equity securities	$8,572	$8,482	$—	$90
Derivatives	39,878	6,203	17,265	16,410

Total assets	$48,450	$14,685	$17,265	$16,500

Liabilities:
Derivatives	$4,178	$—	$3,459	$719

The Company’s contracts with certain of its counterparties allow for the settlement of contracts in an asset position with contracts in a liability position in the event of default or termination. For classification purposes, the Company records the net fair value of all the positions with these counterparties as a net asset or liability. Each level in the table above displays the underlying contracts according to their classification in the accompanying condensed consolidated balance sheet, based on this counterparty netting.

The following table summarizes the change in the fair values of financial instruments categorized as level 3.

Three Months Ended
March 31, 2011
(in thousands)

Balance, beginning of period	$9,183
Realized and unrealized losses recognized in earnings	(2,579)
Realized and unrealized gains recognized in other comprehensive income	8,928
Purchases	1,466
Settlements	(1,217)

Balance, end of period	$15,781

Net unrealized gains during the three month period ended March 31, 2011 related to level 3 financial instruments held on March 31, 2011 were $7.2 million.

Fair Value of Long-Term Debt

At March 31, 2011 and December 31, 2010, the fair value of the Company’s senior notes and other long-term debt, including amounts classified as current, was $1,734.6 million and $1,708.6 million, respectively. Fair values

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

are based upon observed prices in an active market when available or from valuation models using market information.

8.	Stock-Based Compensation and Other Incentive Plans

During the three months ended March 31, 2011, the Company granted options to purchase approximately 0.7 million shares of common stock with a weighted average exercise price of $32.49 per share and a weighted average grant-date fair value of $14.37 per share. The options’ fair value was determined using the Black-Scholes option pricing model, using a weighted average risk-free rate of 1.95%, a weighted average dividend yield of 1.23% and a weighted average volatility of 57.61%. The options’ expected life is 4.5 years and the options vest ratably over three years. The options provide for the continuation of vesting after retirement for recipients that meet certain criteria. The expense for these options will be recognized through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn all or part of the award. The Company also granted 107,700 shares of restricted stock during the three months ended March 31, 2011 at a weighted average grant-date fair value of $32.49 per share. The restricted stock vests after three years.

During the three months ended March 31, 2011, the Company awarded 3.4 million performance units as part of its long-term incentive (“LTI”) plan. The total number of units earned by a participant is based on financial and operational performance measures, and may be paid out in cash or in shares of the Company’s common stock. The Company recognizes compensation expense over the three-year term of the grant. Amounts unpaid for all grants under the LTI plan totaled $7.9 million and $6.4 million as of March 31, 2011 and December 31, 2010, respectively.

The Company recognized compensation expense from all stock-based and LTI plans of $6.8 million and $3.8 million for the three months ended March 31, 2011 and 2010, respectively. This expense is primarily included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income.

9.	Workers’ Compensation Expense

The following table details the components of workers’ compensation expense:

	Three Months Ended March 31
	2011	2010
	(in thousands)

Self-insured occupational disease benefits:
Service cost	$193	$155
Interest cost	254	144
Net amortization	(101)	(548)

Total occupational disease	346	(249)
Traumatic injury claims and assessments	2,325	1,676

Total workers’ compensation expense	$2,671	$1,427

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

10.	Employee Benefit Plans

The following table details the components of pension benefit costs:

	Three Months Ended March 31
	2011	2010
	(in thousands)

Service cost	$4,319	$3,873
Interest cost	4,131	4,121
Expected return on plan assets	(5,468)	(4,166)
Amortization of prior service cost	47	43
Amortization of other actuarial losses	2,139	2,405

Net benefit cost	$5,168	$6,276

The following table details the components of other postretirement benefit costs (credits):

	Three Months Ended March 31
	2011	2010
	(in thousands)

Service cost	$405	$446
Interest cost	498	648
Amortization of prior service credits	(591)	(503)
Amortization of other actuarial gains	(598)	(470)

Net benefit cost (credit)	$(286)	$121

11.	Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income items are transactions recorded in stockholders’ equity during the year, excluding net income and transactions with stockholders.

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The following table presents the components of comprehensive income:

	Three Months Ended March 31
	2011	2010
	(in thousands)

Net income (loss) attributable to Arch Coal, Inc.	$55,601	$(1,796)
Other comprehensive income, net of income taxes:
Pension, postretirement and other post-employment benefits, reclassifications into net income	573	592
Unrealized gains on available-for-sale securities	747	9
Unrealized gains and losses on derivatives, net of reclassifications into net income:
Unrealized gains on derivatives	9,501	362
Reclassifications of (gains) losses into net income	(2,124)	1,723

Total comprehensive income	$64,298	$890

12.	Earnings (Loss) per Common Share

The following table provides the basis for earnings (loss) per share calculations by reconciling basic and diluted weighted average shares outstanding:

	Three Months Ended March 31
	2011	2010
	(in thousands)

Weighted average shares outstanding:
Basic weighted average shares outstanding	162,576	162,372
Effect of common stock equivalents under incentive plans	1,197	—

Diluted weighted average shares outstanding	163,773	162,372

The effect of options to purchase 1.1 million and 2.4 million shares of common stock were excluded from the calculation of diluted weighted average shares outstanding for the three month period ended March 31, 2011 and 2010, respectively, because the exercise price of these options exceeded the average market price of the Company’s common stock for these periods. The additional dilutive effect of options, restricted stock and restricted stock units totaling 0.7 million shares of common stock were excluded from the calculation of diluted weighted average shares outstanding for the three months ended March 31, 2010 because of the net loss for the quarter.

13.	Guarantees

The Company has agreed to continue to provide surety bonds and letters of credit for the reclamation and retiree healthcare obligations of Magnum Coal Company (“Magnum”) related to the properties the Company sold to Magnum on December 31, 2005. The purchase agreement requires Magnum to reimburse the Company for costs related to the surety bonds and letters of credit and to use commercially reasonable efforts to replace the obligations. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by Magnum within a specified period of time, Magnum must post a letter of credit in favor of the Company in the amounts of the reclamation obligations. At March 31, 2011, the Company had $86.6 million of surety bonds related to properties

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

sold to Magnum. The surety bonding amounts are mandated by the state and are not directly related to the estimated cost to reclaim the properties. Patriot Coal Corporation (“Patriot”) acquired Magnum in July 2008, and has posted letters of credit in the Company’s favor for $32.7 million. In April, 2011, Patriot replaced $22.1 million of the surety bonds.

Magnum also acquired certain coal supply contracts with customers who have not consented to the contracts’ assignment from the Company to Magnum. The Company has committed to purchase coal from Magnum to sell to those customers at the same price it is charging the customers for the sale. In addition, certain contracts were assigned to Magnum, but the Company has guaranteed Magnum’s performance under the contracts. The longest of the coal supply contracts extends to the year 2017. If Magnum is unable to supply the coal for these coal sales contracts then the Company would be required to purchase coal on the open market or supply contracts from its existing operations. At market prices effective at March 31, 2011, the cost of purchasing 11.1 million tons of coal to supply the contracts that have not been assigned over their duration would exceed the sales price under the contracts by approximately $429.3 million, and the cost of purchasing 1.3 million tons of coal to supply the assigned and guaranteed contracts over their duration would exceed the sales price under the contracts by approximately $28.1 million. As the Company does not believe that it is probable that it would have to purchase replacement coal, no losses have been recorded in the consolidated financial statements as of March 31, 2011. However, if the Company would have to perform under these guarantees, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

In connection with the Company’s acquisition of the coal operations of Atlantic Richfield Company (ARCO) and the simultaneous combination of the acquired ARCO operations and the Company’s Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify the other member of Arch Western against certain tax liabilities in the event that such liabilities arise prior to June 1, 2013 as a result of certain actions taken, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. If the Company were to become liable, the maximum amount of potential future tax payments is $28.2 million at March 31, 2011, which is not recorded as a liability in the Company’s condensed consolidated financial statements. Since the indemnification is dependent upon the initiation of activities within the Company’s control and the Company does not intend to initiate such activities, it is remote that the Company will become liable for any obligation related to this indemnification. However, if such indemnification obligation were to arise, it could potentially have a material adverse effect on the business, results of operations and financial condition of the Company.

14.	Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

15.	Segment Information

The Company has three reportable business segments, which are based on the major low-sulfur coal basins in which the Company operates. Each of these reportable business segments includes a number of mine complexes. The Company manages its coal sales by coal basin, not by individual mine complex. Geology, coal transportation routes to customers, regulatory environments and coal quality are generally consistent within a basin. Accordingly, market and contract pricing have developed by coal basin. Mine operations are evaluated based on their per-ton operating costs (defined as including all mining costs but excluding pass-through transportation expenses), as well as on other non-financial measures, such as safety and environmental performance. The Company’s reportable segments are the Powder River Basin (PRB) segment, with operations in Wyoming; the Western Bituminous

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

(WBIT) segment, with operations in Utah, Colorado and southern Wyoming; and the Central Appalachia (CAPP) segment, with operations in southern West Virginia, eastern Kentucky and Virginia.

Operating segment results for the three months ended March 31, 2011 and 2010 are presented below. Results for the operating segments include all direct costs of mining, including all depreciation, depletion and amortization related to the mining operations, even if the assets are not recorded at the operating segment level. See discussion of segment assets below. Corporate, Other and Eliminations includes the change in fair value of coal derivatives and coal trading activities, net; corporate overhead; land management; other support functions; and the elimination of intercompany transactions.

The asset amounts below represent an allocation of assets used in the segments’ cash-generating activities. The amounts in Corporate, Other and Eliminations represent primarily corporate assets (cash, receivables, investments, plant, property and equipment) as well as goodwill, unassigned coal reserves, above-market acquired sales contracts and other unassigned assets.

				Corporate,
				Other and
	PRB	WBIT	CAPP	Eliminations	Consolidated
	(in thousands)

Three months ended March 31, 2011
Coal sales	$393,113	$155,439	$324,386	$—	$872,938
Income from operations	46,874	26,892	54,394	(25,922)	102,238
Total assets	2,244,173	683,949	710,324	1,261,532	4,899,978
Depreciation, depletion and amortization	41,691	20,529	21,016	301	83,537
Amortization of acquired sales contracts, net	5,944	—	—	—	5,944
Capital expenditures	2,838	11,777	17,302	6,794	38,711
Three months ended March 31, 2010
Coal sales	$359,415	$132,713	$219,746	$—	$711,874
Income from operations	16,561	12,430	37,593	(34,384)	32,200
Total assets	2,358,957	683,124	740,401	1,030,804	4,813,286
Depreciation, depletion and amortization	44,621	20,370	23,174	354	88,519
Amortization of acquired sales contracts, net	10,753	—	—	—	10,753
Capital expenditures	725	13,101	11,637	6,512	31,975

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

A reconciliation of segment income from operations to consolidated income (loss) before income taxes follows:

	Three Months Ended March 31
	2011	2010
	(in thousands)

Income from operations	$102,238	$32,200
Interest expense	(34,580)	(35,083)
Interest income	746	338

Income (loss) before income taxes	$68,404	$(2,545)

Note 16.	Subsequent Events

On May 2, 2011, the Company and International Coal Group, Inc. (“ICG”) entered into a definitive Agreement and Plan of Merger (“Merger Agreement”), pursuant to which the Company will commence an offer to acquire all of the outstanding shares of ICG’s common stock for $14.60 per share in cash, for a total transaction price of $3.4 billion. Completion of the offer is subject to several conditions, including: (i) that a majority of the shares of common stock outstanding be validly tendered prior to the expiration of the offer; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a material adverse effect on ICG; (iv) the expiration of a 20 business day marketing period beginning 10 business days after delivery of certain required financial information to be provided to the Company by ICG; and (v) certain other customary conditions.

The offer is not subject to a financing condition. In connection with the Merger Agreement, Arch entered into a debt commitment letter with Morgan Stanley Senior Funding, Inc., PNC Bank, National Association and PNC Capital Markets LLC (“Initial Lenders”). Pursuant to the commitment letter, the Initial Lenders have committed to provide to Arch unsecured bridge financing of up to $3.8 billion (“Bridge Facility”), the proceeds of which will be used (i) first, to repay or redeem ICG’s indebtedness outstanding on the date of consummation of the merger, other than certain existing indebtedness and (ii) second, to fund, in part, the cash consideration for the offer and pay certain fees and expenses in connection with the transactions. The Bridge Facility will mature on the first anniversary of the closing of the merger; however, Arch may, subject to certain conditions, elect to extend the maturity date of the Bridge Facility to the eighth anniversary of the closing of the merger. The Company expects to raise permanent financing comprised of a mix of debt and equity securities in amounts that enable the Company to maintain its current credit ratings.

17.	Supplemental Condensed Consolidating Financial Information

Pursuant to the indenture governing the Arch Coal, Inc. senior notes, certain wholly-owned subsidiaries of the Company have fully and unconditionally guaranteed the senior notes on a joint and several basis. The following tables present unaudited condensed consolidating financial information for (i) the Company, (ii) the issuer of the senior notes, (iii) the guarantors under the Notes, and (iv) the entities which are not guarantors under the Notes (Arch Western Resources, LLC and Arch Receivable Company, LLC):

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Statements of Income
Three Months Ended March 31, 2011

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(unaudited)
	(in thousands)

Revenue
Coal sales	$—	$338,533	$534,405	$—	$872,938
Costs, expenses and other
Cost of coal sales	3,279	251,884	423,323	(24,802)	653,684
Depreciation, depletion and amortization	672	43,277	39,588	—	83,537
Amortization of acquired sales contracts, net	—	—	5,944	—	5,944
Selling, general and administrative expenses	20,336	1,883	9,913	(1,697)	30,435
Change in fair value of coal derivatives and coal trading activities, net	—	(1,784)	—	—	(1,784)
Other operating (income) expense, net	(4,567)	(27,456)	4,408	26,499	(1,116)

	19,720	267,804	483,176	—	770,700
Income from investment in subsidiaries	125,003	—	—	(125,003)	—

Income from operations	105,283	70,729	51,229	(125,003)	102,238
Interest expense, net:
Interest expense	(40,621)	(714)	(10,982)	17,737	(34,580)
Interest income	3,742	296	14,445	(17,737)	746

	(36,879)	(418)	3,463	—	(33,834)

Income before income taxes	68,404	70,311	54,692	(125,003)	68,404
Provision for income taxes	12,530	—	—	—	12,530

Net income	55,874	70,311	54,692	(125,003)	55,874
Less: Net income attributable to noncontrolling interest	(273)	—	—	—	(273)

Net income attributable to Arch Coal	$55,601	$70,311	$54,692	$(125,003)	$55,601

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Statements of Income
Three Months Ended March 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(unaudited)
	(in thousands)

Revenue
Coal sales	$—	$239,027	$472,847	$—	$711,874
Costs, expenses and other
Cost of coal sales	2,829	168,718	397,509	(18,306)	550,750
Depreciation, depletion and amortization	752	43,717	44,050	—	88,519
Amortization of acquired sales contracts, net	—	—	10,753	—	10,753
Selling, general and administrative expenses	18,643	1,806	8,403	(1,686)	27,166
Change in fair value of coal derivatives and coal trading activities, net	—	5,877	—	—	5,877
Other operating (income) expense, net	(1,961)	(22,722)	1,300	19,992	(3,391)

	20,263	197,396	462,015	—	679,674
Income from investment in subsidiaries	47,267	—	—	(47,267)	—

Income from operations	27,004	41,631	10,832	(47,267)	32,200
Interest expense, net:
Interest expense	(31,432)	(579)	(18,115)	15,043	(35,083)
Interest income	1,883	89	13,409	(15,043)	338

	(29,549)	(490)	(4,706)	—	(34,745)

Income (loss) before income taxes	(2,545)	41,141	6,126	(47,267)	(2,545)
Benefit from income taxes	(775)	—	—	—	(775)

Net income (loss)	(1,770)	41,141	6,126	(47,267)	(1,770)
Less: Net income attributable to noncontrolling interest	(26)	—	—	—	(26)

Net income (loss) attributable to Arch Coal	$(1,796)	$41,141	$6,126	$(47,267)	$(1,796)

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Balance Sheets
March 31, 2011

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(unaudited)
	(in thousands)

Assets
Cash and cash equivalents	$3,056	$49	$66,115	$—	$69,220
Receivables	28,407	14,383	262,102	(1,575)	303,317
Inventories	—	78,278	169,630	—	247,908
Other	57,279	101,506	19,712	—	178,497

Total current assets	88,742	194,216	517,559	(1,575)	798,942

Property, plant and equipment, net	10,017	1,780,334	1,473,204	—	3,263,555
Investment in subsidiaries	4,686,231	—	—	(4,686,231)	—
Intercompany receivables	(1,898,150)	584,740	1,313,410	—	—
Note receivable from Arch Western	225,000	—	—	(225,000)	—
Other	454,767	371,944	10,770	—	837,481

Total other assets	3,467,848	956,684	1,324,180	(4,911,231)	837,481

Total assets	$3,566,607	$2,931,234	$3,314,943	$(4,912,806)	$4,899,978

Liabilities and Stockholders’ Equity
Accounts payable	$10,915	$71,790	$101,161	$—	$183,866
Accrued expenses and other current liabilities	61,757	31,951	140,210	(1,575)	232,343
Current maturities of debt and short-term borrowings	8,933	—	60,585	—	69,518

Total current liabilities	81,605	103,741	301,956	(1,575)	485,727

Long-term debt	1,087,572	—	451,456	—	1,539,028
Note payable to Arch Coal	—	—	225,000	(225,000)	—
Asset retirement obligations	652	32,649	303,674	—	336,975
Accrued pension benefits	14,363	4,535	19,910	—	38,808
Accrued postretirement benefits other than pension	14,290	—	22,630	—	36,920
Accrued workers’ compensation	15,359	13,723	6,882	—	35,964
Other noncurrent liabilities	50,453	20,790	53,000	—	124,243

Total liabilities	1,264,294	175,438	1,384,508	(226,575)	2,597,665
Redeemable noncontrolling interest	10,718	—	—	—	10,718
Stockholders’ equity	2,291,595	2,755,796	1,930,435	(4,686,231)	2,291,595

Total liabilities and stockholders’ equity	$3,566,607	$2,931,234	$3,314,943	$(4,912,806)	$4,899,978

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Balance Sheets
December 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(unaudited)
	(in thousands)

Assets
Cash and cash equivalents	$13,713	$64	$79,816	$—	$93,593
Receivables	31,458	12,740	210,075	(1,953)	252,320
Inventories	—	85,196	150,420	—	235,616
Other	29,575	102,375	21,435	—	153,385

Total current assets	74,746	200,375	461,746	(1,953)	734,914

Property, plant and equipment, net	9,817	1,800,578	1,498,497	—	3,308,892
Investment in subsidiaries	4,555,233	—	—	(4,555,233)	—
Intercompany receivables	(1,807,902)	508,624	1,299,278	—	—
Note receivable from Arch Western	225,000	—	—	(225,000)	—
Other	481,345	344,698	10,920	—	836,963

Total other assets	3,453,676	853,322	1,310,198	(4,780,233)	836,963

Total assets	$3,538,239	$2,854,275	$3,270,441	$(4,782,186)	$4,880,769

Liabilities and Stockholders’ Equity
Accounts payable	$10,753	$65,793	$121,670	$—	$198,216
Accrued expenses and other current liabilities	75,746	31,123	153,217	(1,953)	258,133
Current maturities of debt and short-term borrowings	14,093	—	56,904	—	70,997

Total current liabilities	100,592	96,916	331,791	(1,953)	527,346

Long-term debt	1,087,126	—	451,618	—	1,538,744
Note payable to Arch Coal	—	—	225,000	(225,000)	—
Asset retirement obligations	873	32,029	301,355	—	334,257
Accrued pension benefits	20,843	4,407	23,904	—	49,154
Accrued postretirement benefits other than pension	14,284	—	23,509	—	37,793
Accrued workers’ compensation	15,383	13,805	6,102	—	35,290
Other noncurrent liabilities	51,187	22,135	36,912	—	110,234

Total liabilities	1,290,288	169,292	1,400,191	(226,953)	2,632,818
Redeemable noncontrolling interest	10,444	—	—	—	10,444
Stockholders’ equity	2,237,507	2,684,983	1,870,250	(4,555,233)	2,237,507

Total liabilities and stockholders’ equity	$3,538,239	$2,854,275	$3,270,441	$(4,782,186)	$4,880,769

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Statements of Cash Flows
Three Months Ended March 31, 2011

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Consolidated
	(unaudited)
	(in thousands)

Cash provided by (used in) operating activities	$(75,477)	$144,796	$16,826	$86,145
Investing Activities Capital expenditures	(900)	(23,615)	(14,196)	(38,711)
Proceeds from dispositions of property, plant and equipment	—	502	14	516
Purchases of investments and advances to affiliates	(9,529)	(24,890)	—	(34,419)
Additions to prepaid royalties	—	(20,915)	—	(20,915)

Cash used in investing activities	(10,429)	(68,918)	(14,182)	(93,529)
Financing Activities
Net increase in borrowings under lines of credit and commercial paper program	—	—	3,681	3,681
Net proceeds from other debt	(5,161)	—	—	(5,161)
Debt financing costs	—	—	(8)	(8)
Dividends paid	(16,269)	—	—	(16,269)
Issuance of common stock under incentive plans	768	—	—	768
Transactions with affiliates, net	95,911	(75,893)	(20,018)	—

Cash provided by (used in) financing activities	75,249	(75,893)	(16,345)	(16,989)

Decrease in cash and cash equivalents	(10,657)	(15)	(13,701)	(24,373)
Cash and cash equivalents, beginning of period	13,713	64	79,816	93,593

Cash and cash equivalents, end of period	$3,056	$49	$66,115	$69,220

ARCH COAL, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Condensed Consolidating Statements of Cash Flows
Three Months Ended March 31, 2010

		Guarantor	Non-Guarantor
	Parent/Issuer	Subsidiaries	Subsidiaries	Consolidated
	(unaudited)
	(in thousands)

Cash provided by (used in) operating activities	$(74,952)	$112,334	$55,949	$93,331
Investing Activities Capital expenditures	(711)	(17,438)	(13,826)	(31,975)
Proceeds from dispositions of property, plant and equipment	—	21	74	95
Purchases of investments and advances to affiliates	(8,856)	(1,215)	—	(10,071)
Additions to prepaid royalties	—	(20,831)	(2,509)	(23,340)

Cash used in investing activities	(9,567)	(39,463)	(16,261)	(65,291)
Financing Activities
Net increase (decrease) in borrowings under lines of credit and commercial paper program	(30,000)	—	10,676	(19,324)
Net payments on other debt	(4,742)	—	—	(4,742)
Debt financing costs	—	—	(200)	(200)
Dividends paid	(14,623)	—	—	(14,623)
Issuance of common stock under incentive plans	85	—	—	85
Transactions with affiliates, net	119,514	(72,871)	(46,643)	—

Cash provided by (used in) financing activities	70,234	(72,871)	(36,167)	(38,804)

Increase (decrease) in cash and cash equivalents	(14,285)	—	3,521	(10,764)
Cash and cash equivalents, beginning of period	54,255	64	6,819	61,138

Cash and cash equivalents, end of period	$39,970	$64	$10,340	$50,374

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
International Coal Group, Inc.
Scott Depot, West Virginia

We have audited the accompanying consolidated balance sheets of International Coal Group, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Cincinnati, Ohio
February 17, 2011

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
	(dollars in thousands, except per share amounts)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$215,276	$92,641
Accounts receivable, net of allowances of $1,005 and $222	82,557	80,291
Inventories, net	70,029	82,037
Deferred income taxes	13,563	15,906
Prepaid insurance	8,500	6,351
Income taxes receivable	129	1,423
Prepaid expenses and other	10,543	9,960

Total current assets	400,597	288,609
PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT, net	1,040,118	1,038,200
DEBT ISSUANCE COSTS, net	11,998	7,634
ADVANCE ROYALTIES, net	16,037	18,025
OTHER NON-CURRENT ASSETS	10,947	15,492

Total assets	$1,479,697	$1,367,960

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$78,899	$63,582
Short-term debt	2,797	2,166
Current portion of long-term debt and capital leases	17,928	17,794
Current portion of reclamation and mine closure costs	8,414	9,390
Current portion of employee benefits	3,831	3,973
Accrued expenses and other	61,092	74,803

Total current liabilities	172,961	171,708
LONG-TERM DEBT AND CAPITAL LEASES	308,422	366,515
RECLAMATION AND MINE CLOSURE COSTS	70,730	65,601
EMPLOYEE BENEFITS	81,868	63,767
DEFERRED INCOME TAXES	60,452	57,399
BELOW-MARKET COAL SUPPLY AGREEMENTS	26,823	29,939
OTHER NON-CURRENT LIABILITIES	4,176	3,797

Total liabilities	725,432	758,726
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock — par value $0.01, 200,000,000 shares authorized, none issued	—	—
Common stock — par value $0.01, 2,000,000,000 shares authorized, 203,870,564 and 203,824,372 shares issued and outstanding, respectively, as of December 31, 2010 and 172,820,047 and 172,812,726 shares issued and outstanding, respectively, as of December 31, 2009	2,038	1,728
Treasury stock	(216)	(14)
Additional paid-in capital	851,440	732,124
Accumulated other comprehensive income (loss)	(3,459)	1,048
Retained deficit	(95,602)	(125,713)

Total International Coal Group, Inc. stockholders’ equity	754,201	609,173
Noncontrolling interest	64	61

Total stockholders’ equity	754,265	609,234

Total liabilities and stockholders’ equity	$1,479,697	$1,367,960

See notes to consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2010, 2009 and 2008

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands, except per share amounts)

REVENUES:
Coal sales revenues	$1,078,246	$1,006,606	$998,245
Freight and handling revenues	35,411	26,279	45,231
Other revenues	52,814	92,464	53,260

Total revenues	1,166,471	1,125,349	1,096,736
COSTS AND EXPENSES:
Cost of coal sales	850,328	832,214	882,983
Freight and handling costs	35,411	26,279	45,231
Cost of other revenues	48,331	36,089	35,672
Depreciation, depletion and amortization	104,566	106,084	96,047
Selling, general and administrative	35,569	32,749	38,147
Gain on sale of assets	(4,243)	(3,659)	(32,518)
Goodwill impairment loss	—	—	30,237
Long-lived asset impairment loss	—	—	7,191

Total costs and expenses	1,069,962	1,029,756	1,102,990

Income (loss) from operations	96,509	95,593	(6,254)
INTEREST AND OTHER EXPENSE:
Loss on extinguishment of debt	(29,409)	(13,293)	—
Interest expense, net	(40,736)	(53,044)	(43,643)

Total interest and other expense	(70,145)	(66,337)	(43,643)

Income (loss) before income taxes	26,364	29,256	(49,897)
INCOME TAX BENEFIT (EXPENSE)	3,750	(7,732)	23,670

Net income (loss)	30,114	21,524	(26,227)
Net income attributable to noncontrolling interest	(3)	(66)	—

Net income (loss) attributable to International Coal Group, Inc.	$30,111	$21,458	$(26,227)

Earnings per share:
Basic	$0.15	$0.14	$(0.17)
Diluted	0.15	0.14	(0.17)
Weighted-average common shares outstanding:
Basic	197,366,978	153,630,446	152,632,586
Diluted	205,283,999	155,386,263	152,632,586

See notes to consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2010, 2009 and 2008

							Total
					Accumulated		International
					Other		Coal
				Additional	Comprehensive	Retained	Group, Inc.		Total
	Common Stock		Treasury	Paid-in	Income	Earnings	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Stock	Capital	(Loss)	(Deficit)	Equity	Interest	Equity
	(dollars in thousands)

Balance — December 31, 2007	152,992,109	$1,530	$—	$652,677	$(1,530)	$(120,944)	$531,733	$35	$531,768
Net loss	—	—	—	—	—	(26,227)	(26,227)	—	(26,227)
Postretirement benefit obligation adjustments, net of tax of $727	—	—	—	—	530	—	530	—	530
Amortization of postretirement benefit net loss, net of tax of $214	—	—	—	—	216	—	216	—	216
Black lung benefit obligation adjustments, net of tax of $548	—	—	—	—	(903)	—	(903)	—	(903)
Amortization of black lung benefit net gain, net of tax of $358	—	—	—	—	(590)	—	(590)	—	(590)

Comprehensive loss	—	—	—	—	—	—	—	—	(26,974)
Issuance of restricted stock and stock awards, net of forfeitures	312,436	3	—	(3)	—	—	—	—	—
Stock options exercised	17,700	—	—	149	—	—	149	—	149
Compensation expense on share based awards	—	—	—	4,174	—	—	4,174	—	4,174

Balance — December 31, 2008	153,322,245	1,533	—	656,997	(2,277)	(147,171)	509,082	35	509,117
Net income	—	—	—	—	—	21,458	21,458	66	21,524
Postretirement benefit obligation adjustments, net of tax of $323	—	—	—	—	2,663	—	2,663	—	2,663
Amortization of postretirement benefit net loss, net of tax of $117	—	—	—	—	171	—	171	—	171
Black lung benefit obligation adjustments, net of tax of $416	—	—	—	—	735	—	735	—	735
Amortization of black lung benefit net gain, net of tax of $146	—	—	—	—	(244)	—	(244)	—	(244)

Comprehensive income	—	—	—	—	—	—	—	—	24,849
Purchases of treasury stock	(7,321)	—	(14)	—	—	—	(14)	—	(14)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(40)	(40)
Issuance of common stock in exchange for convertible notes	18,660,550	187	—	71,430	—	—	71,617	—	71,617
Issuance of restricted stock and stock awards, net of forfeitures	837,252	8	—	(8)	—	—	—	—	—
Compensation expense on share based awards	—	—	—	3,705	—	—	3,705	—	3,705

Balance — December 31, 2009	172,812,726	1,728	(14)	732,124	1,048	(125,713)	609,173	61	609,234
Net income	—	—	—	—	—	30,111	30,111	3	30,114
Postretirement benefit obligation adjustments, net of tax of $4,353	—	—	—	—	(7,134)	—	(7,134)	—	(7,134)
Amortization of postretirement benefit net loss, net of tax of $295	—	—	—	—	485	—	485	—	485
Black lung benefit obligation adjustments, net of tax of $1,351	—	—	—	—	2,229	—	2,229	—	2,229
Amortization of black lung benefit net gain, net of tax of $54	—	—	—	—	(87)	—	(87)	—	(87)

Comprehensive income	—	—	—	—	—	—	—	—	25,607
Issuance of common stock from public offering	24,444,365	245	—	102,208	—	—	102,453	—	102,453
Issuance of convertible notes from public offering	—	—	—	20,800	—	—	20,800	—	20,800
Issuance of common stock in exchange for convertible notes	6,198,668	62	—	25,650	—	—	25,712	—	25,712
Repurchase of convertible notes	—	—	—	(32,676)	—	—	(32,676)		(32,676)
Issuance of restricted stock and stock awards, net of forfeitures	365,734	3	—	(3)	—	—	—	—	—
Purchases of treasury stock	(38,871)	—	(202)	—	—	—	(202)	—	(202)
Stock options exercised	41,750	—	—	114	—	—	114	—	114
Compensation expense on share based awards	—	—	—	3,223	—	—	3,223	—	3,223

Balance — December 31, 2010	203,824,372	$2,038	$(216)	$851,440	$(3,459)	$(95,602)	$754,201	$64	$754,265

See notes to consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010, 2009 and 2008

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30,114	$21,524	$(26,227)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, depletion and amortization	104,566	106,084	96,047
Loss on extinguishment of debt	29,409	13,293	—
Impairment loss	—	—	37,428
Amortization and write-off of deferred finance costs and debt discount	7,798	7,001	6,141
Amortization of accumulated employee benefit obligations	639	(102)	(518)
Compensation expense on share based awards	3,223	3,705	4,174
Gain on sale of assets, net	(4,243)	(3,659)	(32,518)
Provision for bad debt	783	(1,294)	994
Deferred income taxes	(4,533)	7,859	(24,434)
Changes in Assets and Liabilities:
Accounts receivable	(3,049)	(3,676)	7,918
Inventories	11,988	(23,249)	(17,333)
Prepaid expenses and other	(1,438)	14,569	(3,545)
Other non-current assets	(2,191)	399	(2,744)
Accounts payable	16,852	(16,814)	7,116
Accrued expenses and other	(13,888)	(13,089)	24,677
Reclamation and mine closure costs	2,178	1,341	(5,281)
Other liabilities	9,223	1,862	6,834

Net cash from operating activities	187,431	115,754	78,729
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of assets	4,764	3,695	8,786
Additions to property, plant, equipment and mine development	(102,912)	(66,345)	(132,197)
Cash paid related to acquisitions, net	—	—	(603)
Withdrawals (deposits) of restricted cash	8,807	(10,468)	(26)
Contribution to joint venture	—	(40)	—

Net cash from investing activities	(89,341)	(73,158)	(124,040)

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on short-term debt	5,191	2,611	6,310
Repayments on short-term debt	(4,560)	(5,186)	(1,569)
Borrowings on long-term debt	—	9,086	3,496
Repayments on long-term debt and capital lease	(18,899)	(19,104)	(6,295)
Proceeds from convertible notes offering	115,000	—	—
Proceeds from senior notes offering	198,596	—	—
Proceeds from common stock offering	102,453	—	—
Repurchases of senior notes	(188,960)	—	—
Repurchases of convertible notes	(169,458)	—	—
Purchases of treasury stock	(202)	(14)	—
Proceeds from stock options exercised	114	—	149
Debt issuance costs	(14,730)	(1,278)	—

Net cash from financing activities	24,545	(13,885)	2,091

NET CHANGE IN CASH AND CASH EQUIVALENTS	122,635	28,711	(43,220)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	92,641	63,930	107,150

CASH AND CASH EQUIVALENTS, END OF PERIOD	$215,276	$92,641	$63,930

Supplemental information:
Cash paid for interest (net of amount capitalized)	$40,807	$47,327	$36,193

Cash received for income taxes	$187	$7,006	$—

Supplemental disclosure of non-cash items:
Issuance of common stock in exchange for convertible notes	$25,712	$71,617	$—

Purchases of property, plant, equipment and mine development through accounts payable	$15,881	$17,416	$12,942

Purchases of property, plant, equipment and mine development through financing arrangements	$5,447	$17,066	$40,708

Assets acquired through the assumption of liabilities	$—	$—	$17,464

Assets acquired through the exchange of property	$1,277	$—	$22,608

See notes to consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
(Dollars in thousands, except per share amounts)

1.	Organization

Entity Matters — International Coal Group, Inc. (“ICG” or the “Company”) is a leading producer of coal in Northern and Central Appalachia and also has operations and reserves in the Illinois Basin. The Company’s customers are primarily investment grade electric utilities, as well as domestic industrial and steel customers that demand a variety of coal products. The Company’s ability to produce a comprehensive range of high-Btu steam and metallurgical quality coal allows it to blend coal, which enables it to market differentiated coal products to a variety of customers with different coal quality demands.

2.	Summary of Significant Accounting Policies and General

Principles of Consolidation — The consolidated financial statements include the accounts of ICG, whose subsidiaries are generally controlled through a majority voting interest, but may be controlled by means of a significant noncontrolling ownership, by contract, lease or otherwise. In certain cases, ICG subsidiaries (i.e., Variable Interest Entities (“VIEs”)) may also be consolidated as required by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”). See Note 12 to the consolidated financial statements for further discussion regarding the consolidation of VIEs. The Company accounts for its undivided interest in coalbed methane wells (see Note 14) using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are included in the appropriate classification in the financial statements. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents — The Company considers all highly-liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist of money market funds. Because of the short maturity of these investments, the carrying amounts approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectability and establishes or adjusts the allowance as necessary.

Inventories — Components of inventories consist of coal and parts and supplies (see Note 4).

Coal inventories are stated at lower of average cost or market and represent coal contained in stockpiles, including those tons that have been mined and hauled to our loadout facilities, but not yet shipped to customers. These inventories are stated in clean coal equivalent tons and take into account any loss that may occur during the processing stage. Coal must be of a quality that can be sold on existing sales orders to be carried as coal inventory. The majority of the Company’s coal inventory does not require extensive processing prior to shipment. In most cases, processing consists of crushing or sizing the coal prior to loading into the truck or rail car for shipment to the customer.

Parts and supplies inventories are valued at average cost, less an allowance for obsolescence. The Company establishes provisions for losses in parts and supplies inventory values through analysis of turnover of inventory items and adjusts the allowance as necessary.

Financial Instruments — Pursuant to ASC Subtopic 470-20, Debt with Conversion and Other Options, the Company’s convertible notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the convertible notes has been accounted for as a component of equity.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advance Royalties — The Company is required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The recoupable minimum royalty payments are capitalized and amortized based on the units-of-production method at a rate defined in the lease agreement once mining activities begin. The Company has recorded net advance royalties of $22,166 and $23,790; the current portion of $6,128 and $5,765 is included in prepaid expense at December 31, 2010 and 2009, respectively. Unamortized deferred royalty costs are expensed when mining has ceased or a decision is made not to mine on such property. At December 31, 2010 and 2009, the Company has recorded allowances for such circumstances totaling $4,593 and $4,206, respectively and recognized losses of $1,576, $1,438 and $630 for the years ended December 31, 2010, 2009 and 2008, respectively.

Coal Supply Agreements — The Company’s below-market coal supply agreements (sales contracts) represent coal supply agreements acquired through acquisitions accounted for as business combinations for which the prevailing market price for coal specified in the contract was in excess of the contract price. The liability recorded related to these coal supply agreements was based on discounted cash flows resulting from the difference between the below-market contract price and the prevailing market price at the date of acquisition. The below-market coal supply agreements are amortized on the basis of tons shipped over the term of the respective contract. The net book value of the Company’s below-market coal supply agreements was $26,823 and $29,939 at December 31, 2010 and 2009, respectively. Amortization income on the below-market coal supply agreements was $3,116, $6,228 and $9,590 for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization income is included in depreciation, depletion and amortization expense. Based on the expected shipments related to the remaining below-market contracts, the Company expects to record annual amortization income in each of the next five years as reflected in the table below.

Below-market
Contracts

2011	$3,591
2012	3,561
2013	3,561
2014	3,454
2015	2,467

During 2009, the Company terminated a below-market coal supply agreement and realized a $7,721 pre-tax non-cash gain. The gain is included in other revenues for the year ended December 31, 2009.

During 2009, three of the Company’s customers requested early termination of certain coal supply agreements. The Company received $34,880 in payments for the early termination of these agreements and the lost margin on pre-termination shipments. The income is included in other revenues for the year ended December 31, 2009.

Property, Plant, Equipment and Mine Development — Property, plant, equipment and mine development costs, including coal lands and mineral rights, are recorded at cost, which includes construction overhead and capitalized interest. Interest cost applicable to major asset additions is capitalized during the construction period and totaled $2,626, $325 and $6,721 for the years ended December 31, 2010, 2009 and 2008, respectively. Expenditures for major renewals and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Coal lands and mineral rights costs are depleted using the units-of-production method, based on estimated recoverable reserves. Mine development costs are amortized using the units-of-production

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method, based on estimated recoverable reserves. Other property, plant and equipment is depreciated using the straight-line method with estimated useful lives as follows:

Years

Buildings	10 to 20
Mining and other equipment and related facilities	1 to 20
Land improvements	15
Transportation equipment	2 to 10
Furniture and fixtures	3 to 10

Debt Issuance Costs — Debt issuance costs reflect fees incurred to obtain financing. Debt issuance costs related to the Company’s outstanding debt are amortized over the life of the related debt. Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $2,166, $2,884 and $2,428, respectively, and is included in interest expense. Loss on extinguishment of debt for the year ended December 31, 2010 includes $5,279 representing deferred financing fees written-off as a result of the Company repurchasing its 2012 Convertible Notes and 2014 Senior Notes, as well as exchanging a portion of its 2012 Convertible Notes for shares of its common stock. Additionally, deferred financing fees of $1,700 were written-off as interest expense during the year ended December 31, 2010 related to the Company’s prior credit facility. Loss on extinguishment of debt for the year ended December 31, 2009 includes $1,182 representing deferred financing fees written-off as a result of the Company exchanging a portion of its 2012 Convertible Notes for shares of its common stock. See Note 6. There were no deferred financing fees written-off in 2008.

Restricted Cash — Restricted cash includes amounts required by various casualty insurance and reclamation agreements. Restricted cash of $3,250 and $12,057 at December 31, 2010 and 2009, respectively, is included in other non-current assets.

Coal Mine Reclamation and Mine Closure Costs — The Company’s asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company records these reclamation obligations according to the provisions of ASC Topic 410, Asset Retirement and Environmental Obligations (“ASC 410”). ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. Fair value of reclamation liabilities is determined based on the present value of the estimated future expenditures. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value and the capitalized cost is depreciated over the useful life of the related asset. To settle the liability, the mine property is reclaimed, and to the extent there is a difference between the liability and the amount of cash paid to perform the reclamation, a gain or loss upon settlement is recognized. On at least an annual basis, the Company reviews its entire reclamation liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures and revisions to cost estimates and productivity assumptions.

Asset Impairments — The Company follows ASC Subtopic 360-10-45, Impairment or Disposal of Long-Lived Assets (“ASC 360-10-45”) which requires that projected future cash flows from use and disposition of long-lived assets be compared with the carrying amounts of those assets when impairment indicators are present. When the sum of projected cash flows is less than the carrying amount, impairment losses are indicated. If the fair value of the assets is less than the carrying amount of the assets, an impairment loss is recognized. In determining such impairment losses, discounted cash flows or asset appraisals are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closure obligations are accelerated and the mine closure accrual is increased accordingly. To

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the extent it is determined asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized. During the year ended December 31, 2008, the Company recognized an impairment loss of $7,191 in accordance with ASC 360. No such losses were incurred in 2010 or 2009. See Note 5.

Income Tax Provision — The provision for income taxes includes federal, state and local income taxes currently payable and a portion related to deferred tax assets and liabilities. Income taxes are recorded under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts, as well as net operating loss carryforwards and tax credits based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

A tax position is initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by applicable taxing authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the taxing authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest expense and penalties related to unrecognized tax benefits as interest expense and other expense, respectively, in its consolidated statement of operations.

Revenue Recognition — Coal revenues result from sales contracts (long-term coal contracts or purchase orders) with electric utilities, industrial companies or other coal-related organizations, primarily in the eastern United States. Revenue is recognized and recorded when shipment or delivery to the customer has occurred, prices are fixed or determinable and the title or risk of loss has passed in accordance with the terms of the sales agreement. Under the typical terms of these agreements, risk of loss transfers to the customers at the mine or port, when the coal is loaded on the rail, barge, truck or other transportation source that delivers coal to its destination.

Coal sales revenues also result from the sale of brokered coal produced by others. The revenues related to brokered coal sales are included in coal sales revenues on a gross basis and the corresponding cost of the coal from the supplier is recorded in cost of coal sales in accordance with ASC Topic 605-45, Principal Agent Considerations.

Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.

Other revenues primarily consist of contract mining income, coalbed methane sales, ash disposal services, equipment and parts sales, equipment rebuild and maintenance services, royalties and coal handling and processing income. With respect to other revenues recognized in situations unrelated to the shipment of coal, we carefully review the facts and circumstances of each transaction and do not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Advance payments received are deferred and recognized in revenue when earned.

Postretirement Benefits Other Than Pensions — As prescribed by ASC Topic 715, Compensation — Retirement Benefits (“ASC 715”), accruals are made during an employee’s actual working career, based on actuarially determined estimates, for the expected costs of providing postretirement benefits other than pensions for current and future retired employees and their dependents, which are primarily healthcare benefits. Actuarial gains and losses are amortized over the estimated average remaining service period for active employees utilizing the minimum amortization method prescribed by ASC 715. The Company’s liability is reduced by the amount of Medicare prescription drug reimbursement that it expects to receive under the Drug Improvement and Modernization Act of 2003. See Note 10. Changes in the funded status of the plan when the obligation is remeasured, are recognized through comprehensive income.

Workers’ Compensation and Black Lung Benefits — The Company is liable under federal and state laws to pay workers’ compensation and pneumoconiosis (black lung) benefits to eligible employees. The Company utilizes a combination of participation in a state run program and insurance policies. For black lung liabilities, provisions are

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

made for actuarially determined estimated benefits. The Company follows ASC Topic 712, Compensation — Nonretirement Postemployment Benefits (“ASC 712”) for purposes of accounting for its workers’ compensation and black lung liabilities. Changes in the funded status of the black lung obligation when the obligation is remeasured are recognized through comprehensive income.

Share Based Compensation — The Company accounts for its share based awards in accordance with ASC Topic 718, Compensation — Stock Compensation (“ASC 718”), which establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods or services. The Company measures share based compensation cost based upon the grant date fair value of the award, which is recognized as expense on a straight-line basis over the corresponding vesting period. The Company uses the Black-Scholes option valuation model to determine the estimated fair value of its stock options at the date of grant. Determining the fair value of share based awards at the grant date requires several assumptions. These assumptions include the expected life of the option, the risk-free interest rate, expected volatility of the price of the Company’s common stock and expected dividend yield on the Company’s common stock. See Note 11.

Cost of Other Revenues — Cost of other revenues includes costs of contract mining, coalbed methane activities, ash disposal services, equipment and parts sales, equipment rebuild and maintenance services, royalties and coal handling and processing income, as well as costs incurred associated with other non-coal producing transactions. For the year ended December 31, 2010, cost of other revenues includes a $10,000 payment made in the second quarter of 2010 related to the early termination of a coal supply agreement.

Corporate Vacation Policy — In June 2009, the Company changed its policy related to when employees are credited with vacation time. Under the original policy, employees earned their vacation in the year prior to vesting, and were vested with 100% of their annual vacation time on January 1st of each year. Under the revised policy, employees are vested in their vacation time ratably throughout the year as it is earned. Accordingly, the Company did not record accruals in 2009 for vacation time to be vested in 2010. If the Company continued to account for vacation under the old policy, it would have recognized additional cost of coal sales, cost of other revenues and selling, general and administrative expenses of $7,001, $433 and $511, respectively, for the year ended December 31, 2009.

Management’s Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to: the allowance for doubtful accounts; coal inventories; parts and supplies inventory reserves; coal lands and mineral rights; advance royalty reserves; asset retirement obligations; share-based compensation; employee benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion and amortization; income taxes; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.

Recent Accounting Pronouncements — In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). This amendment to ASC Topic 820, Fair Value Measurements and Disclosures, requires additional disclosures about fair value measurements. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level III fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of ASU 2010-06 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued updates to ASC Topic 810, Consolidation (“ASC 810”) to improve financial reporting by enterprises involved with variable interest entities. ASC 810 is effective as of the first fiscal year

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning after November 15, 2009. Adoption of ASC 810 did not have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Capital Restructuring

In March 2010, the Company completed public offerings of 24,444,365 shares of its common stock, par value $0.01 per share (the “Common Stock”), at a public offering price of $4.47 per share, $115,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”) and $200,000 aggregate principal amount of 9.125% Senior Secured Second-Priority Notes due 2018 (the “2018 Senior Notes”) pursuant to a shelf registration statement deemed effective by the Securities and Exchange Commission on January 15, 2010.

During 2010, the Company used $169,458 of the net proceeds from the Common Stock and 2017 Convertible Notes offerings to finance the repurchase of $138,771 aggregate principal amount of its 9.00% Convertible Senior Notes due 2012 (the “2012 Convertible Notes”). The Company used $188,960 of the net proceeds from the 2018 Senior Notes offering to finance the repurchase of $175,000 aggregate principal amount of its 10.25% Senior Notes due 2014 (the “2014 Senior Notes”). The remaining proceeds were used for general corporate purposes. Additionally, the Company entered into a series of agreements to exchange a portion of its outstanding 2012 Convertible Notes for shares of common stock in December 2009. One exchange agreement, as amended, provided for closing of additional exchanges in January 2010 (see Note 6). The Company recorded loss on extinguishment of debt of $29,409 related to these debt repurchases and exchanges.

The Company secured a new four-year $125,000 asset-based loan facility (the “ABL Loan Facility”) to replace its prior revolving credit facility which was set to expire in June 2011. The ABL Loan Facility provides the potential for $25,000 in additional borrowing capacity, contains minimal financial covenants and matures in February 2014. The ABL Loan Facility has been used primarily for issuing letters of credit that collateralize the Company’s reclamation bonds.

4.	Inventories

As of December 31, 2010 and 2009, inventories consisted of the following:

	2010	2009

Coal	$37,126	$49,120
Parts and supplies	35,288	35,065
Reserve for obsolescence, parts and supplies	(2,385)	(2,148)

Total	$70,029	$82,037

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant, Equipment and Mine Development

As of December 31, 2010 and 2009, property, plant, equipment and mine development are summarized by major classification as follows:

	2010	2009

Coal lands and mineral rights	$586,618	$586,706
Plant and equipment	655,014	620,451
Mine development	242,699	195,756
Land and land improvements	24,781	26,351
Coalbed methane well development costs	14,697	14,889

	1,523,809	1,444,153
Less accumulated depreciation, depletion and amortization	(483,691)	(405,953)

Net property, plant and equipment	$1,040,118	$1,038,200

Depreciation, depletion and amortization expense related to property, plant, equipment and mine development for the years ended December 31, 2010, 2009 and 2008 was $107,538, $112,267 and $105,637, respectively.

In June 2008, the Company exchanged certain coal reserves with a third-party. In addition to reserves, the Company received $3,000 in cash. As a result, the Company recognized a pre-tax gain of $24,633 based upon the fair value of the underlying assets received in the exchange, which is included in gain on sale of assets in its statement of operations for the year ended December 31, 2008. Additionally, in September 2008, the Company exchanged certain property resulting in the recognition of a $975 pre-tax gain based upon the fair value of the underlying assets given up in the exchange. The gain is included in gain on sale of assets in the Company’s statement of operations for the year ended December 31, 2008.

In December 2008, the Company made the decision to permanently close its Sago mine during the first quarter of 2009. As a result of this decision, the Company recognized a $7,191 impairment charge. The assets of the Sago mine had been included in the Company’s Northern Appalachian business segment.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Debt

Long-Term Debt and Capital Lease

As of December 31, 2010 and 2009, long-term debt and capital lease consisted of the following:

	2010	2009

9.125% Senior Notes, due 2018, net of debt discount of $1,308	$198,692	$—
4.00% Convertible Senior Notes, due 2017, net of debt discount of $31,882	83,118	—
9.00% Convertible Senior Notes, due 2012, net of debt discount of $28 and $9,480, respectively	703	152,022
10.25% Senior Notes, due 2014	—	175,000
Equipment notes	42,730	54,417
Capital lease and other	1,107	2,870

Total	326,350	384,309
Less current portion	(17,928)	(17,794)

Long-term debt and capital lease	$308,422	$366,515

9.125% Senior Notes due 2018 — On March 22, 2010, the Company completed a public offering of $200,000 aggregate principal amount of its 2018 Senior Notes, with net proceeds of $193,596 to the Company after deducting discounts and underwriting fees of $6,404. Interest on the 2018 Senior Notes is payable semi-annually in arrears on April 1st and October 1st of each year, commencing October 1, 2010. The obligations under the 2018 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s wholly-owned domestic subsidiaries other than subsidiaries that are designated as unrestricted subsidiaries. The 2018 Senior Notes and the guarantees are secured by a second-priority lien on, and security interest in, substantially all of the Company’s and the guarantors’ assets, junior to first-priority liens that secure the Company’s ABL Loan Facility and certain other permitted liens under the indenture that governs the notes. Prior to April 1, 2014, the Company may redeem all or a part of the 2018 Senior Notes at a price equal to 100% of the principal amount plus an applicable “make-whole” premium and accrued and unpaid interest to the redemption date. The Company may redeem the 2018 Senior Notes, in whole or in part, beginning on April 1, 2014. The initial redemption price will be 104.563% of their aggregate principal amount, plus accrued and unpaid interest. The redemption price declines to 102.281% and 100.000% of their aggregate principal amount, plus accrued and unpaid interest, on April 1, 2015 and April 1, 2016 and thereafter, respectively. In addition, at any time and from time to time prior to April 1, 2013, the Company may redeem up to 35% of the 2018 Senior Notes at a redemption price equal to 109.125% of its principal amount plus accrued and unpaid interest using proceeds from sales of certain kinds of the Company’s capital stock. Upon the occurrence of a change of control or the sale of the Company’s assets, it may be required to repurchase some or all of the notes.

The indenture governing the 2018 Senior Notes contains covenants that limit the Company’s ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem its capital stock, make certain investments, sell assets and incur liens. As of December 31, 2010, the Company was in compliance with its covenants under the indenture.

4.00% Convertible Senior Notes due 2017 — On March 16, 2010, the Company completed a public offering of $115,000 aggregate principal amount of its 2017 Convertible Notes. Net proceeds from the offering were $111,550, after deducting underwriting fees of $3,450. The 2017 Convertible Notes are the Company’s senior unsecured obligations and are guaranteed jointly and severally on a senior unsecured basis by all of the Company’s material future and current domestic subsidiaries or that guarantee the ABL Loan Facility on a senior basis. The 2017

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Notes and the related guarantees rank equal in right of payment to all of the Company’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on April 1st and October 1st of each year, commencing October 1, 2010. The Company assesses the convertibility of the 2017 Convertible Notes on an ongoing basis. The 2017 Convertible Notes were not convertible as of December 31, 2010.

The 2017 Convertible Notes are convertible into the Company’s common stock at an initial conversion price, subject to adjustment, of $5.81 per share (approximating 172.0874 shares per one thousand dollar principal amount of the 2017 Convertible Notes). Holders may convert their notes at their option prior to January 1, 2017 only under the following circumstances: (i) during any calendar quarter after the calendar quarter ending September 30, 2010 (and only during that quarter), if the closing sale price of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of such notes in effect on the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any five consecutive trading day period, or the note measurement period, in which the trading price per note for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of shares of the Company’s common stock and the applicable conversion rate for such trading day; and (iii) upon the occurrence of specified corporate transactions. In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, January 1, 2017 to, and including, the business day immediately preceding April 1, 2017. Upon conversion, the Company will have the right to deliver cash, shares of its common stock or a combination thereof, at the Company’s election. At any time on or prior to the 23rd business day immediately preceding the maturity date, the Company may irrevocably elect to deliver solely shares of its common stock in respect of the Company’s conversion obligation or pay cash up to the aggregate principal amount of the notes to be converted and deliver shares of its common stock, cash or a combination thereof in respect of the remainder, if any, of the conversion obligation. It is the Company’s current intention to settle the principal amount of any notes converted in cash. The conversion rate, and thus the conversion price, will be subject to adjustment. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate. In the event the 2017 Convertible Notes become convertible, the Company would be required to classify the entire amount outstanding of the 2017 Convertible Notes as a current liability. For a discussion of the effects of the 2017 Convertible Notes on earnings per share, see Note 15.

As of December 31, 2010, the equity component of the 2017 Convertible Notes was $20,786 and is included in additional paid-in capital. Interest expense resulting from amortization of the debt discount was $2,829 for the year ended December 31, 2010. Interest expense on the principal amount of the 2017 Convertible Notes was $3,642 for the year ended December 31, 2010. The Company has determined its non-convertible borrowing rate would have been 10.1% at issuance.

9.00% Convertible Senior Notes due 2012 — In December 2009, the Company entered into a series of privately negotiated agreements to exchange shares for its outstanding 2012 Convertible Notes. In connection with such agreements, the Company issued a total of 18,660,550 shares of its common stock in exchange for $63,498 aggregate principal amount of its 2012 Convertible Notes during December 2009. One of the exchange agreements, as amended, provided for closing of additional exchanges on each of January 11, 2010 and January 19, 2010 for exchange transactions occurring in 2010. Subsequent to December 31, 2009, the noteholder exchanged $22,000 aggregate principal amount of 2012 Convertible Notes for 6,198,668 shares of the Company’s common stock. As a result of the exchanges settled in January 2010, the Company recognized a loss on extinguishment of the related debt totaling $5,397 during the year ended December 31, 2010. During 2010, the Company used the net proceeds from its Common Stock and 2017 Convertible Notes offerings (see Note 3) to finance the repurchase of $138,771 aggregate principal amount of 2012 Convertible Notes.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 2012 Convertible Notes are the Company’s senior unsecured obligations and are guaranteed on a senior unsecured basis by the Company’s material current and future domestic subsidiaries. The 2012 Convertible Notes and the related guarantees rank equal in right of payment to all of the Company’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on February 1st and August 1st of each year. The Company assesses the convertibility of the 2012 Convertible Notes on an ongoing basis. The 2012 Convertible Notes were not convertible as of December 31, 2010.

The principal amount of the 2012 Convertible Notes is payable in cash and amounts above the principal amount, if any, will be convertible into shares of the Company’s common stock or, at the Company’s option, cash. The 2012 Convertible Notes are convertible at an initial conversion price, subject to adjustment, of $6.10 per share (approximating 163.8136 shares per one thousand dollar principal amount of the 2012 Convertible Notes). The 2012 Convertible Notes are convertible upon the occurrence of certain events, including (i) prior to February 12, 2012 during any calendar quarter after September 30, 2007, if the closing sale price per share of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (ii) prior to February 12, 2012 during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price for the notes on each day during such five trading day period was equal to or less than 97% of the closing sale price of the Company’s common stock on such day multiplied by the then current conversion rate; (iii) upon the occurrence of specified corporate transactions; and (iv) at any time from, and including February 1, 2012 until the close of business on the second business day immediately preceding August 1, 2012. In addition, upon events defined as a “fundamental change” under the 2012 Convertible Notes indenture, the Company may be required to repurchase the 2012 Convertible Notes at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In the event the 2012 Convertible Notes become convertible, the Company would be required to classify the entire amount outstanding of the 2012 Convertible Notes as a current liability. In addition, if conversion occurs in connection with certain changes in control, the Company may be required to deliver additional shares of the Company’s common stock (a “make-whole” premium) by increasing the conversion rate with respect to such notes. For a discussion of the effects of the 2012 Convertible Notes on earnings per share, see Note 15.

As of December 31, 2010 and 2009, the equity component of the 2012 Convertible Notes was $44 and $9,702, respectively, and is included in additional paid-in capital. Interest expense resulting from amortization of the debt discount was $1,006, $4,117 and $3,714 for the years ended December 31, 2010, 2009 and 2008, respectively. Interest expense on the principal amount of the 2012 Convertible Notes was $4,512, $20,042 and $20,250 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company has determined its non-convertible borrowing rate would have been 11.7% at issuance.

10.25% Senior Notes due 2014 — The Company used the net proceeds from its 2017 Senior Notes offering (see Note 3) to finance the repurchase of $175,000 aggregate principal amount of its 2014 Senior Notes. There were no 2014 Senior Notes outstanding as of July 15, 2010.

Asset-Based Loan Facility — On February 22, 2010, the Company entered into an ABL Loan Facility which replaced its prior senior secured credit facility. The ABL Loan Facility is a $125,000 senior secured facility with a four-year term, all of which is available for loans or the issuance of letters of credit. Subject to certain conditions, at any time prior to maturity, the Company will be able to elect to increase the size of the ABL Loan Facility, up to a maximum of $200,000. Availability under the ABL Loan Facility is determined using a borrowing base calculation. The ABL Loan Facility is guaranteed by all of the Company’s current and future wholly-owned subsidiaries and secured by a first priority security interest on all of the Company’s and each of the Company’s guarantors’ existing and after-acquired real and personal property, including all outstanding equity interests of the Company’s wholly-owned subsidiaries. The ABL Loan Facility has a maturity date of February 22, 2014. As of December 31, 2010, the Company had a borrowing capacity of $105,977 under the ABL Loan Facility with no borrowings outstanding,

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

letters of credit totaling $86,337 outstanding and $19,640 available for future borrowing, and was in compliance with its financial covenants under the ABL Loan Facility. The ABL Loan Facility was amended on May 6, 2010 for minor technical corrections.

Equipment Notes — The equipment notes, having various maturity dates extending to April 2015, are collateralized by mining equipment. As of December 31, 2010, the Company had amounts outstanding with terms ranging from 36 to 60 months and a weighted-average interest rate of 7.38%. As of December 31, 2010, the Company had a borrowing capacity of $19,413 available under its revolving equipment credit facility for terms from 36 to 60 months at an interest rate of 6.25%.

Capital Lease and other — The Company leases certain mining equipment under a capital lease. The Company imputed interest on its capital lease using a rate of 10.44%.

Future maturities of long-term debt and capital lease are as follows as of December 31, 2010:

Year ending December 31:
2011	$17,928
2012	16,357
2013	9,029
2014	1,149
2015	105
Thereafter	315,000

Total	359,568
Less debt discount	(33,218)

Total	$326,350

Short-Term Debt

The Company finances the majority of its annual insurance premiums with the related obligation included in short-term debt. The weighted-average interest rate applicable to the notes was 2.04% at December 31, 2010. As of December 31, 2010 and 2009, the Company had $2,797 and $2,166, respectively, outstanding related to insurance financing.

7.	Accrued Expenses and Other

As of December 31, 2010 and 2009, accrued expenses and other consisted of the following:

	2010	2009

Compensation and related expenses	$28,860	$33,414
Interest	6,370	15,690
Royalties	6,452	6,177
Sales and production related taxes	4,842	5,395
Deferred revenue	846	454
Personal property, land and mineral taxes	5,566	4,717
Transportation	2,208	1,946
Other	5,948	7,010

Total	$61,092	$74,803

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Asset Retirement Obligation

The Company’s reclamation liabilities primarily consist of spending estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mine permit. The obligation and corresponding asset are recognized in the period in which the liability is incurred.

The Company estimates its ultimate reclamation liability based upon detailed engineering calculations of the amount and timing of the future cash flows to perform the required work. These estimates are reviewed on an annual basis and revised as a result of changes in mine plans, changes in the estimated amount of work necessary to complete the reclamation, changes in the timing of performing the work and changes in the estimated costs to complete the reclamation work. The Company considers the estimated current cost of reclamation and applies inflation rates and third-party profit margins. The third-party profit margins are estimates of the approximate markup that would be charged by contractors for work performed on the Company’s behalf. The discount rate applied is based on the rates of treasury bonds with maturities similar to the estimated future cash flows, adjusted for the Company’s credit standing. The assets that give rise to the obligation are primarily related to mine development, preparation plants and loadouts.

The following schedule represents activity in the accrual for reclamation and mine closure costs for the years ended December 31, 2010 and 2009:

	2010	2009

Balance at beginning of year	$74,991	$79,246
Revisions of estimated cash flows	1,144	(3,574)
Liabilities incurred (net of disposals)	973	(546)
Expenditures	(5,310)	(7,566)
Accretion	7,346	7,431

Balance at end of year	$79,144	$74,991

At December 31, 2010 and 2009, the accrued reclamation and mine closure costs are included in the accompanying consolidated balance sheets as follows:

	2010	2009

Current portion of reclamation and mine closure costs	$8,414	$9,390
Non-current portion of reclamation and mine closure costs	70,730	65,601

Total	$79,144	$74,991

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

The income tax (benefit) expense for the years ended December 31, 2010, 2009 and 2008 is comprised of the following:

	2010	2009	2008

Current:
Federal	$—	$(1,249)	$374
State	783	1,122	390

	783	(127)	764
Deferred:
Federal	(2,296)	5,582	(21,877)
State	(2,237)	2,277	(2,557)

	(4,533)	7,859	(24,434)

Income tax (benefit) expense	$(3,750)	$7,732	$(23,670)

The following table presents the difference between the income tax expense (benefit) in the accompanying statements of operations and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income and losses before income taxes for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Federal income tax expense (benefit) computed at statutory rate	$9,227	$10,298	$(17,464)
State income tax expense (benefit), net of federal tax effect, computed at statutory rate	(945)	2,235	(1,414)
Percentage depletion in excess of tax basis at statutory rate	(14,276)	(9,204)	(6,477)
Penalties	1,211	1,007	1,869
Goodwill impairment	—	—	(490)
Loss on extinguishment of debt	266	2,841	—
Medicare Part D Subsidy	732	—	—
Other	35	555	306

Income tax (benefit) expense	$(3,750)	$7,732	$(23,670)

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Deferred tax assets:
Accrued employee benefits	$32,497	$26,526
Accrued reclamation and closure	31,598	30,810
Below-market contracts	8,992	10,124
NOL carryover	86,305	79,510
Goodwill	46,622	50,528
Other	14,167	16,502

Total deferred tax assets	220,181	214,000
Valuation allowance for deferred tax assets	(2,428)	(2,561)

Total deferred tax assets, net of valuation allowance	217,753	211,439
Deferred tax liabilities:
Property, coal lands and mine development costs	(251,720)	(246,579)
Other	(12,922)	(6,353)

Total deferred tax liabilities	(264,642)	(252,932)

Net deferred tax liability	$(46,889)	$(41,493)

Classified in balance sheet:
Deferred income taxes — current	$13,563	$15,906
Deferred income taxes — non-current	(60,452)	(57,399)

Total	$(46,889)	$(41,493)

The Company has a total net operating loss (“NOL”) carryover of $226,840, of which $2,707 expires in 2024, $17,154 expires in 2025, $4,818 expires in 2026, $99,792 expires in 2027, $58,514 expires in 2028, $23,608 expires in 2029, and $20,247 expires in 2030. The Company is subject to a limitation of approximately $6,900 per year on $19,861 of NOLs attributable to certain acquired entities. However, due to the cumulative nature of the limitation, as of 2008 the Company was no longer impacted by this limitation. The Company also has an alternative minimum tax (“AMT”) loss carryover in the amount of $24,450, of which $14,325 expires in 2025, $6,900 expires in 2028 and $3,225 expires in 2029. The AMT NOL attributable to certain acquired entities of $14,325 is subject to the same annual limitation specified above for the regular NOL attributable to these entities. The NOLs reflect $2,388 of excess tax deductions, which reduce the NOL carryforward portion of the deferred tax asset. The Company will recognize the excess tax deduction at such time that the Company is in a tax paying position.

Internal Revenue Code (“IRC”) Section 382 imposes significant limitations on the annual utilization of NOL carryforwards if a “change in ownership” is deemed to occur. Generally, an ownership change is deemed to occur if the Company experiences a cumulative change in ownership of greater than 50% within a three-year testing period. The Company completed an IRC Section 382 study and determined that no ownership change had occurred in 2010.

The Company recorded valuation allowances against certain state NOL carryforwards that, more likely than not, are expected to expire without being utilized. The valuation allowance decreased $133 during the year ended December 31, 2010 and increased $165 and $808 during the years ended December 31, 2009 and 2008, respectively.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company files income tax returns in the U.S. and various states. Generally, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits at December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008

Balance at beginning of year	$135	$205	$971
Increase in unrecognized tax benefits resulting from tax positions taken during prior period	2,998	—	—
Reduction in unrecognized tax benefits as a result of the lapse of the applicable statute of limitations	—	(70)	(127)
Reduction in unrecognized tax benefits as a result of a settlement with taxing authorities	—	—	(639)

Balance at end of year	$3,133	$135	$205

If recognized, $147 of the gross unrecognized tax benefits at December 31, 2010 would affect the effective tax rate.

10.	Employee Benefits

Employee benefits at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Postretirement benefits	$47,095	$30,048
Black lung benefits	26,291	25,936
Workers’ compensation benefits	10,362	10,307
Coal Act benefits	1,393	1,449
Postemployment benefits	558	—

Total	85,699	67,740
Less current portion	(3,831)	(3,973)

Employee benefits — non-current	$81,868	$63,767

Valuation Date — All actuarially determined benefits were determined as of December 31, 2010 and 2009.

Postretirement Benefits — Employees of the Company who complete ten years of service, and certain employees who have completed eight years of service with the former Horizon Natural Resources Company and complete two years with the Company, will be eligible to receive postretirement healthcare benefits. Eligible retired employees must pay two hundred and fifty dollars per month per family. The Company accrues postretirement benefit expense based on actuarially determined amounts. The amount of postretirement benefit cost accrued is impacted by various assumptions (discount rate, healthcare cost increases, etc.) that the Company uses in determining its postretirement obligations.

In March 2010, the Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act (“HCERA” or, collectively with PPACA, the “Health Care Reform Act”) were enacted into law. The Health Care Reform Act is a comprehensive health care reform bill that includes a provision to remove lifetime caps on medical plans. The Company’s retiree medical plan has such a cap and, as a result removing this cap, its postretirement benefit obligation was increased by $13,009. The prior service cost associated with the plan change

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will be amortized over the average remaining working life of the related employees. The Company incurred additional expense of $1,266 during the year ended December 31, 2010 related to the remeasurement.

The Company assumed discount rates of 5.50% and 5.75% to determine the postretirement benefit liability as of December 31, 2010 and 2009, respectively, and 5.75% for the three months ended March 31, 2010, 6.25% for the nine months ended December 31, 2010 and 6.25% and 6.50% to determine the net periodic benefit costs for the years ended December 31, 2009 and 2008.

Postretirement benefit information for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Changes in Benefit Obligations:
Accumulated benefit obligations at beginning of period	$30,048	$27,974
Plan change-prior service cost	13,009	—
Service cost	3,598	3,335
Interest cost	2,054	1,748
Actuarial gain	(1,522)	(2,986)
Benefits paid	(92)	(23)

Accumulated benefit obligation at end of period	47,095	30,048
Fair value of plan assets at end of period	—	—

Net liability recognized	$47,095	$30,048

The changes in the actuarial loss that are included in accumulated other comprehensive income were as follows:

	2010	2009	2008

Balance at beginning of year	$5,274	$8,548	$10,235
Plan change-prior service cost	13,009	—	—
Actuarial gain	(1,522)	(2,986)	(1,257)
Amortization of actuarial loss and prior service cost	(780)	(288)	(430)

Balance at end of year	$15,981	$5,274	$8,548

The Company expects to recognize $1,001 of the net actuarial loss as a component of the net periodic benefit cost during 2011. Components of net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Net periodic benefit cost:
Service cost	$3,598	$3,335	$2,607
Interest cost	2,054	1,748	1,627
Amortization of actuarial loss and prior service cost	780	288	430

Benefit cost	$6,432	$5,371	$4,664

For measurement purposes at December 31, 2010, a 7.10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed, gradually decreasing to 4.70% in 2081 and remaining level thereafter.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expense and liability estimates can fluctuate by significant amounts based upon the assumptions used. As of December 31, 2010, a one-percentage-point increase in assumed healthcare cost trend rates would increase total service and interest cost components and the postretirement benefit obligation by $1,568 and $9,362, respectively. Conversely, a one-percentage-point decrease would reduce total service and interest cost components and the postretirement benefit obligation by $1,251 and $7,629, respectively.

Estimated future benefit payments for the years indicated ending after December 31, 2010 are as follows:

2011	$626
2012	1,035
2013	1,478
2014	1,757
2015	2,036
2016 — 2020	15,975

Total	$22,907

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) provides for a prescription drug benefit under Medicare (“Medicare Part D”), as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of December 31, 2010, the Company determined the effects of the Medicare Act resulted in a $7,219 reduction of its postretirement benefit obligation. The Medicare Act is expected to result in a $1,484 reduction of the Company’s postretirement benefit cost for the year ended December 31, 2011. The effect on the Company’s postretirement benefit cost components for 2011 includes reductions of $644, $397 and $443 to the service cost, interest cost and amortization of accumulated postretirement benefit obligation, respectively.

Under the Health Care Reform Act, the Company will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in the Company’s financial statements, this change required it to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Reform Act was enacted. As a result, the Company recorded a one-time, non-cash income tax charge of $829 during the year ended December 31, 2010 to reflect the impact of this change.

Black Lung — The Company’s actuarially determined liability for self-insured black lung benefits at December 31, 2010 and 2009 was based on discount rates of 5.50% and 6.00%, respectively, and various other assumptions, including incidence of claims, benefits escalation, terminations and life expectancy. The Company determined net periodic benefit costs using discount rates of 6.00%, 5.75% and 6.50% for the years ended December 31, 2010, 2009 and 2008, respectively.

The annual black lung expense consists of actuarially determined amounts for self-insured obligations.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Black lung benefit information for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Changes in Benefit Obligations:
Accumulated benefit obligations at beginning of period	$25,936	$22,824
Service cost	2,443	2,771
Interest cost	1,556	1,579
Actuarial gain	(3,580)	(1,151)
Benefits paid	(64)	(87)

Accumulated benefit obligation at end of period	26,291	25,936
Fair value of plan assets at end of period	—	—

Net liability	$26,291	$25,936

The changes in the actuarial gain that are included in accumulated other comprehensive income were as follows:

	2010	2009	2008

Balance at beginning of year	$(5,392)	$(4,631)	$(7,030)
Actuarial (gain) loss	(3,580)	(1,151)	1,451
Amortization of actuarial gain	141	390	948

Balance at end of year	$(8,831)	$(5,392)	$(4,631)

The Company expects to recognize $310 of the net actuarial gain as a component of the net periodic benefit cost during 2010. Components of net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Net periodic benefit cost:
Service cost	$2,443	$2,771	$2,045
Interest cost	1,556	1,579	1,611
Amortization of actuarial gain	(141)	(390)	(948)

Benefit cost	$3,858	$3,960	$2,708

The expense and liability estimates can fluctuate by significant amounts based upon the assumptions used. As of December 31, 2010, a one-percentage-point increase or decrease in assumed medical escalation rates would not have had a material impact on the expense or related liability.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated future benefit payments for the years indicated ending after December 31, 2010 are as follows:

2011	$596
2012	836
2013	830
2014	846
2015	1,159
2016 — 2020	9,462

Total	$13,729

The plan is unfunded; therefore, no contributions were made by the Company for the years ended December 31, 2010 and 2009.

The Health Care Reform Act also amended previous legislation related to coal workers’ pneumoconiosis (black lung), providing an automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. These new provisions of the Health Care Reform Act may increase the number of future claims that are awarded benefits. The Company does not have sufficient claims experience since the Health Care Reform Act was passed to estimate the impact on its December 31, 2010 black lung liability of the potential increase in the number of future claims that are awarded benefits. An increase in benefits awarded could have a material impact on the Company’s financial position, results of operations or cash flows.

Workers’ Compensation — The operations of the Company are subject to the federal and state workers’ compensation laws. These laws provide for the payment of benefits to disabled workers and their dependents, including lifetime benefits for black lung. The Company’s subsidiary operations are insured by a combination of participation in a state run program and insurance policies. Based upon actuarially determined information, the Company estimates its workers’ compensation liability to be approximately $10,362 and $10,307 at December 31, 2010 and 2009, discounted at 4.50% and 4.75%, respectively.

UMWA Combined Benefit Fund (Coal Act) — The Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”) provides for the funding of medical and death benefits for certain retired members of the UMWA. It provides for the assignment of beneficiaries to their former employers and any unassigned beneficiaries to employers based on a formula. Based upon actuarially determined amounts for the latest list of beneficiaries assigned to the Company’s Hunter Ridge Holdings, Inc. (“Hunter Ridge”) subsidiary, the Company estimates the amount of its obligation under the Coal Act to be approximately $1,393 and $1,449 as of December 31, 2010 and 2009, discounted at 4.75% and 5.50%, respectively. The Company recognized interest expense related to the Coal Act of $76, $74 and $80 for the years ended December 31, 2010, 2009 and 2008, respectively.

Postemployment Benefits — During 2010, a subsidiary of the Company implemented a new postemployment benefit for fulltime employees that were hired prior to December 31, 2009, and meet minimum eligibility requirements of age 55 and 10 years of service. Eligible employees can receive a post employment benefit of up to 280 hours of regular pay, depending on hire date and years of service, upon voluntary separation from the Company. The Company accrues for this post employment benefit over an employee’s estimated remaining eligibility period based on actuarially determined amounts. The Company estimates the amount of its obligation to be approximately $558 as of December 31, 2010 using a discount rate of 4.75%.

401(k) Plans — The Company sponsors a 401(k) savings and retirement plan for all employees, except those employed by its Hunter Ridge subsidiary. Under the plan, the Company matches voluntary contributions of participants up to a maximum contribution of 3% of a participant’s salary. The Company also contributes an additional 3% non-elective contribution for every employee eligible to participate in the program. The expense

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under this plan for the Company was $7,030, $7,153 and $6,971 for the years ended December 31, 2010, 2009 and 2008, respectively.

For those employees employed by Hunter Ridge, the Company also has a separate 401(k) savings plan. The plan provides for a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company also contributes an additional 5% non-elective contribution for every employee who meets certain eligibility requirements. The expense under this plan for the Company was $2,915, $2,537 and $1,956 for the years ended December 31, 2010, 2009 and 2008, respectively.

11.	Employee Stock Awards

The Company’s Amended and Restated 2005 Equity and Performance Incentive Plan (the “Plan”) permits the granting of stock options, restricted shares, stock appreciation rights, restricted share units, performance shares or performance units to its employees for up to 18,000,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant and have 10-year contractual terms. The option and restricted stock awards generally vest in equal annual installments of 25% over a four-year period. The Company recognizes expense related to the awards on a straight-line basis over the vesting period of each separately vesting portion of the awards as if the awards were, in substance, multiple awards. The Company issues new shares upon the exercise of option awards.

The Black-Scholes option pricing model was used to calculate the estimated fair value of the options granted. The estimated grant-date fair value of the options granted in 2010, 2009 and 2008 was calculated using the following assumptions:

	2010	2009	2008

Expected term (in years)	5 - 7.5	5	5
Expected volatility	50.8% - 67.4%	48.2% - 50.8%	43.0% - 48.2%
Weighted-average volatility	67.4%	50.8%	43.5%
Risk-free rate	1.2% - 3.1%	1.4% - 2.8%	1.7% - 3.7%
Expected dividends	—	—	—

The Company estimated forfeiture rates of 5.50%, 4.50% and 4.50% for 2010, 2009 and 2008, respectively.

The Company estimates volatility using both historical and market data. The expected option term is based on historical data and exercise behavior. The risk-free interest rates are based on the rates of zero coupon U.S. Treasury bonds with similar maturities on the date of grant. The estimated forfeiture rates were determined based on historical turnover of the Company’s employees eligible under the plan.

Share based employee compensation expense of $2,005, $2,304 and $2,596, net of tax of $1,218, $1,401 and $1,578, related to stock awards outstanding was included in earnings for the years ended December 31, 2010, 2009 and 2008, respectively.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the Company’s outstanding options as of December 31, 2010, and changes during the year ended December 31, 2010, is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(years)	Value

Outstanding at January 1, 2010	5,034,610	$5.00
Granted	881,085	4.18
Exercised	(41,750)	2.71
Forfeited	(99,674)	3.23
Expired	(34,688)	7.09

Outstanding at December 31, 2010	5,739,583	4.91	7.26	$19,038

Vested or expected to vest at December 31, 2010	5,445,277	5.01	7.20	17,647

Exercisable at December 31, 2010	2,766,566	6.92	6.13	4,964

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $2.61, $0.70 and $2.64, respectively. The total intrinsic value of options exercised during the year ended December 31, 2010 and 2008 was $131 and $47, respectively. There were no options exercised in 2009.

A summary of the status of the Company’s nonvested restricted stock awards as of December 31, 2010, and changes during the year ended December 31, 2010, is as follows:

		Weighted-
		Average Grant-
		Date
Nonvested Shares	Shares	Fair Value

Nonvested at January 1, 2010	1,148,479	$2.97
Granted	396,885	4.25
Vested	(357,637)	3.69
Forfeited	(42,721)	3.47

Nonvested at December 31, 2010	1,145,006	3.17

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2010, 2009 and 2008 was $4.25, $1.56 and $6.74, respectively. The total fair value of restricted stock vested during the years ended December 31, 2010, 2009 and 2008 was $1,320, $1,649 and $3,361, respectively.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the Company’s nonvested restricted share unit awards as of December 31, 2010, and changes during the year ended December 31, 2010, is as follows:

		Weighted-
		Average Grant-
		Date
Restricted Share Units	Shares	Fair Value

Nonvested at January 1, 2010	—	$—
Granted	85,155	4.11
Vested	(85,155)	4.11
Forfeited	—	—

Nonvested at December 31, 2010	—	—

The weighted-average grant-date fair value of restricted share units granted during the years ended December 31, 2010 and 2009 was $4.11 and $1.52, respectively. The total fair value of restricted share units vested during both of the years ended December 31, 2010 and 2009 was $350.

As of December 31, 2010, there was $5,789 of unrecognized compensation cost related to non-vested share based awards that is expected to be recognized over a weighted-average period of 2.6 years.

The Plan provides recipients the ability to satisfy tax obligations upon vesting of shares of restricted stock by having the Company withhold a portion of the shares otherwise deliverable to the recipients. During the year ended December 31, 2010, the Company withheld 38,871 shares of common stock from employees in connection with tax withholding obligations. The value of the common stock that was withheld was based upon the closing price of the common stock on the applicable vesting dates. Such shares were included in treasury stock in the Company’s consolidated balance sheet at December 31, 2010.

12.	Variable Interest Entities

The Company acquired a 50% interest in Sycamore Group, LLC (“Sycamore”) in conjunction with its acquisition of Anker. Sycamore was established as a joint venture with an unrelated third-party to mine coal from the Sycamore No. 1 mine. The reserve from Sycamore No. 1 was depleted and the mine closed during the first quarter of 2007. The Company considers itself to be the primary beneficiary of Sycamore, based on an evaluation of its involvement with Sycamore and has consolidated the accounts of Sycamore as of December 31, 2010 and 2009, as well as the results of operations for the years ended December 31, 2010, 2009 and 2008. The creditors of Sycamore have no recourse to the general credit of ICG. Amounts related to Sycamore that are included in the consolidated financial statements of ICG as of and for the years ending December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Assets	$289	$188	$213
Liabilities	160	65	138
Revenue	—	—	—
Net income	3	66	—

13.	Goodwill

The Company recorded goodwill related to its acquisition of certain assets and assumption of certain liabilities of Horizon Natural Resources Company (“Horizon”) and Anker Coal Group, Inc. (“Anker”)/CoalQuest

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Development, LLC (“CoalQuest”). The Company assigned the goodwill to certain of the acquired reporting units based on their estimated fair values. The Company tested goodwill for impairment on an annual basis, at a minimum, and more frequently if a triggering event occurred. The 2008 goodwill testing identified impairment of goodwill at the Company’s ADDCAR Systems, LLC (“ADDCAR”) subsidiary resulting in a $30,237 impairment loss.

14.	Investment in Joint Operating Agreement

One of the Company’s subsidiaries, CoalQuest, entered into an agreement with CDX Gas, LLC (“CDX”) for the purpose of exploration and development of coalbed methane under a joint operating agreement, whereby CoalQuest has the right to obtain up to a 50% undivided working interest in each well drilled on property owned by the Company. The Company accounts for this joint operation using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are included in the appropriate classification in the Company’s financial statements. As of December 31, 2010 and 2009, the Company recorded property, plant and equipment of $189 and $1,095, net of accumulated amortization of $14,507 and $13,794, respectively, related to the operating agreement. This amount is included in property, plant, equipment and mine development in the consolidated balance sheet. For the years ended December 31, 2010, 2009 and 2008, the Company recognized $2,077, $2,972 and $11,532, respectively, of coalbed methane revenue and royalty income related to the operating agreement which is included in other revenues in the consolidated statement of operations.

15.	Earnings per Share

Basic earnings per share is computed by dividing net income or loss available to common shareholders by the weighted-average number of common shares outstanding during the period, excluding restricted common stock subject to continuing vesting requirements. Diluted earnings per share is calculated based on the weighted-average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options, restricted common stock subject to continuing vesting requirements, restricted stock units and convertible debt, pursuant to the treasury stock method.

Reconciliations of the weighted-average shares used to compute basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Net income (loss) attributable to International Coal Group, Inc.	$30,111	$21,458	$(26,227)

Average common shares outstanding — basic	197,366,978	153,630,446	152,632,586
Incremental shares arising from:
Stock options	881,383	290,019	—
Restricted shares	391,038	1,367,577	—
Restricted share units	169,512	98,221	—
Convertible senior notes	6,475,088	—	—

Average common shares outstanding — diluted	205,283,999	155,386,263	152,632,586

Earnings Per Share:
Basic	$0.15	$0.14	$(0.17)
Diluted	0.15	0.14	(0.17)

Options to purchase 2,642,322 shares of common stock outstanding at December 31, 2010 have been excluded from the computation of diluted earnings per share for the year ended December 31, 2010 because their effect would

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have been anti-dilutive. Options to purchase 2,748,672 shares of common stock outstanding at December 31, 2009 and 3,384,443 shares of potentially issuable common stock related to an agreement to exchange Convertible Notes subsequent to December 31, 2009 have been excluded from the computation of diluted earnings per share for the year ended December 31, 2009 because their effect would have been anti-dilutive. Options to purchase 2,831,192 shares of common stock and 556,344 shares of restricted common stock outstanding at December 31, 2008 have been excluded from the computation of diluted earnings per share for the year ended December 31, 2008 because their effect would have been anti-dilutive.

The Company currently intends to settle the principal amount of the 2017 Convertible Notes in cash, and amounts above the principal amount, if any, will be settled with shares of the Company’s common stock or, at the Company’s option, cash. The principal amount of the 2012 Convertible Notes is payable in cash and amounts above the principal amount, if any, will be settled with shares of the Company’s common stock or, at the Company’s option, cash. The volume weighted-average price of the Company’s common stock for the applicable cash settlement averaging periods of the 2012 Convertible Notes related to 2009 and 2008 was below the initial conversion price of $6.10 per share. Accordingly, there were no potentially dilutive shares related to the 2012 Convertible Notes at December 31, 2009 and 2008.

16.	Commitments and Contingencies

Coal Sales Contracts — As of December 31, 2010, the Company had commitments under 25 sales contracts to deliver annually scheduled base quantities of coal to 21 customers. The contracts expire from 2011 through 2020 with the Company contracted to supply approximately 44.2 million tons of coal over the remaining lives of the contracts (approximately 10.0 million tons in 2011).

Diesel Fuel Purchase Contracts — As of December 31, 2010 and 2009, the Company had commitments to purchase $31,398 and $39,859, respectively, of diesel fuel during 2010 and 2009, respectively.

Explosives Purchase Contracts — As of December 31, 2010 and 2009, the Company had commitments to purchase $13,154 and $11,842, respectively, of ammonia-based explosives during 2010 and 2009, respectively.

Coal Purchase Contracts — As of December 31, 2010, the Company had fulfilled all of its contractual purchase obligations to purchase coal. The Company incurred purchased coal expense of approximately $16,618, $23,448 and $23,363 for the years ended December 31, 2010, 2009 and 2008 related to these coal purchase contracts.

Leases — The Company leases various mining, transportation and other equipment under operating and capital leases. Lease expense for the years ended December 31, 2010, 2009 and 2008 was $3,409, $4,138 and $4,970, respectively. Property under capital lease included in property, plant, equipment and mine development in the consolidated balance sheet at December 31, 2010 and 2009 was approximately $2,967 and $3,430, net of accumulated depreciation of approximately $849 and $386, respectively. Depreciation expense related to the asset under capital lease for the year ended December 31, 2010 and 2009 was $463 and $386, respectively, and is included in depreciation, depletion and amortization in the Company’s consolidated statement of operations. The Company entered into its only capital lease on December 31, 2008 and, accordingly, did not record depreciation expense related to the asset for the year ended December 31, 2008. The Company imputed interest on its capital lease using a rate of 10.44% in order to reduce the net minimum lease payments to present value.

The Company also leases coal lands and mineral rights under agreements that call for royalties and wheelage to be paid as the coal is mined or transported across leased property. Total royalty expense for the years ended December 31, 2010, 2009 and 2008 was approximately $60,832, $57,448 and $54,536, respectively. Certain agreements require minimum annual royalties to be paid regardless of the amount of coal mined during the year. Certain agreements may be cancelable at the Company’s discretion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Non-cancelable future minimum royalty and lease payments as of December 31, 2010 are as follows:

		Operating	Capital
	Royalties	Leases	Leases

Year ended December 31,
2011	$10,814	$131	$1,151
2012	9,281	58	—
2013	8,284	25	—
2014	7,961	6	—
2015	7,382	—	—
Thereafter	27,207	—	—

Total minimum lease payments	$70,929	$220	$1,151

Less — amount representing interest			(44)

Present value of minimum lease payments			1,107
Less — current portion			(1,107)

Total long-term portion of capital leases			$—

Bonding Royalty and Additional Payment — Lexington Coal Company, LLC (“LCC”) was organized in part by the founding ICG stockholders in conjunction with the acquisition of the former Horizon companies. LCC was organized to assume certain reclamation liabilities and assets of Horizon not otherwise being acquired by ICG or others. There was initially a limited commonality of ownership of LCC and ICG. In order to provide support to LCC, ICG provided a $10,000 letter of credit to support reclamation obligations (bonding royalty) and in addition agreed to pay a 0.75% payment on the gross sales receipts for coal mined and sold by the former Horizon companies that ICG acquired from Horizon until the completion by LCC of all reclamation liabilities that LCC assumed from Horizon. The Company made payments totaling $3,516, $4,053 and $4,457 for the years ended December 31, 2010, 2009 and 2008, respectively. ICG has determined it does not hold a significant variable interest in LCC and it is not the primary beneficiary of LCC.

Legal Matters— On August 23, 2006, a survivor of the Sago mine accident, Randal McCloy, filed a complaint in the Kanawha Circuit Court in Kanawha County, West Virginia. The claims brought by Randal McCloy and his family against the Company and certain of its subsidiaries, and against W.L. Ross & Co., and Wilbur L. Ross, Jr., individually, were dismissed on February 14, 2008, after the parties reached a confidential settlement. Sixteen other complaints have been filed in Kanawha Circuit Court by the representatives of many of the miners who died in the Sago mine accident, and several of these plaintiffs have filed amended complaints to expand the group of defendants in the cases. The complaints allege various causes of action against the Company and its subsidiary, Wolf Run Mining Company, one of its shareholders, W.L. Ross & Co., and Wilbur L. Ross, Jr., individually, related to the accident and seek compensatory and punitive damages. In addition, the plaintiffs also allege causes of action against other third parties, including claims against the manufacturer of Omega block seals used to seal the area where the explosion occurred and against the manufacturer of self-contained self-rescuer (“SCSR”) devices worn by the miners at the Sago mine. Some of these third parties have been dismissed from the actions upon settlement. The amended complaints add other of the Company’s subsidiaries to the cases, including ICG, Inc., ICG, LLC and Hunter Ridge Coal Company, unnamed parent, subsidiary and affiliate companies of the Company, W.L. Ross & Co., and Wilbur L. Ross, Jr., and other third parties, including a provider of electrical services and a supplier of components used in the SCSR devices. The Company has not accrued any liability for the remaining claims pending because it believes that it has good factual and legal defenses to the asserted claims and that, while it is possible that liability may be determined against the Company, it is not reasonably probable, and an estimate of damages, if the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company were to be found liable, cannot be made at this time. The Company believes that it is appropriately insured for these and other potential claims, and has fully paid its deductible applicable to its insurance policies. In addition to the dismissal of the McCloy claim, the Company has settled and dismissed five other actions. These settlements required the release of the Company, its subsidiaries, W.L. Ross & Co., and Wilbur L. Ross, Jr. The Company intends to vigorously defend itself against the remaining complaints.

Allegheny Energy Supply (“Allegheny”), the sole customer of coal produced at the Company’s subsidiary Wolf Run Mining Company’s (“Wolf Run”) Sycamore No. 2 mine, filed a lawsuit against Wolf Run, Hunter Ridge Holdings, Inc. (“Hunter Ridge”), and the Company in state court in Allegheny County, Pennsylvania on December 28, 2006, and amended its complaint on April 23, 2007. Allegheny claims that Wolf Run breached a coal supply contract when it declared force majeure under the contract upon idling the Sycamore No. 2 mine in the third quarter of 2006, and that Wolf Run continues to breach the contract by failing to ship in volumes referenced in the contract. The Sycamore No. 2 mine was idled after encountering adverse geologic conditions and abandoned gas wells that were previously unidentified and unmapped. After extensive searching for gas wells and rehabilitation of the mine, it was re-opened in 2007, but with notice to Allegheny that it would necessarily operate at reduced volumes in order to safely and effectively avoid the many gas wells within the reserve. The amended complaint also alleges that the production stoppages constitute a breach of the guarantee agreement by Hunter Ridge and breach of certain representations made upon entering into the contract in early 2005, a claim that Allegheny has since voluntarily dropped. Allegheny claims that it will incur costs in excess of $100,000 to purchase replacement coal over the life of the contract. The Company, Wolf Run and Hunter Ridge answered the amended complaint on August 13, 2007, disputing all of the remaining claims. On November 3, 2008, the Company, Wolf Run and Hunter Ridge filed an amended answer and counterclaim against the plaintiffs seeking to void the coal supply agreement due to, among other things, fraudulent inducement and conspiracy. The counterclaim alleges further that Allegheny breached a confidentiality agreement with Hunter Ridge, which prohibited the solicitation of its employees. After the coal supply agreement was executed, Allegheny hired the then-president of Anker Coal Group, Inc. (now Hunter Ridge) who engaged in negotiations on behalf of Wolf Run and Hunter Ridge. In addition to seeking a declaratory judgment that the coal supply agreement and guaranty be deemed void and unenforceable and rescission of the contracts, the counterclaim also seeks compensatory and punitive damages. On September 23, 2009, Allegheny filed a second amended complaint alleging several alternative theories of liability in its effort to extend contractual liability to the Company, which was not a party to the original contract and did not exist at the time Wolf Run and Allegheny entered into the contract. No new substantive claims were asserted. The Company answered the second amended complaint on October 13, 2009, denying all of the new claims. The Company’s counterclaim was dismissed on motion for summary judgment entered on May 11, 2010. Allegheny’s claims against International Coal Group, Inc. were also dismissed by summary judgment, but the claims against Wolf Run and Hunter Ridge remain pending. The court conducted a non-jury trial of this matter beginning on January 10, 2011 and concluding on February 1, 2011. The court did not render a verdict at the close of the trial, but has scheduled further briefing of legal matters, and is expected to render its decision in mid-March 2011. At the trial, Allegheny presented its evidence for breach of contract and claimed that it is entitled to past and future damages in the aggregate of between $228,000 and $377,000. Wolf Run and Hunter Ridge presented their defense of the claims, including evidence with respect to the existence of force majeure conditions and excuse under the contract and applicable law. Because the court required evidence on both the issues of liability and damages, Wolf Run and Hunter Ridge presented evidence concerning damages available to Allegheny in the event the court determines that they are liable for breach of the contract, even though the Company believes that it has presented evidence that excuses it from liability. Wolf Run and Hunter Ridge presented significant evidence that Allegheny’s damages calculations significantly inflated its damages claims because Allegheny did not seek to determine cover as of the time of the breach and in some instances artificially assumed future non-delivery or did not take into account the requirement to supply coal in the future. Because the contract is for the life of the Sycamore No. 2 reserve and because Allegheny is the sole customer, the Company presented evidence that future supply of coal from the mine, as well as appropriate calculation of cover for past shortfalls, would result in a damages calculation of between zero and $6,606. The Company has not accrued

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any liability for the claims pending because it believes that it has good factual and legal defenses to the asserted claims.

On January 7, 2008, Saratoga Advantage Trust (“Saratoga”) filed a class action lawsuit in the U.S. District Court for the Southern District of West Virginia against the Company and certain of its officers and directors seeking unspecified damages. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, based on alleged false and misleading statements in the registration statements filed in connection with the Company’s November 2005 reorganization and December 2005 public offering of common stock. In addition, the complaint challenges other of the Company’s public statements regarding its operating condition and safety record. On July 6, 2009, Saratoga filed an amended complaint asserting essentially the same claims but seeking to add an individual co-plaintiff. The Company has filed a motion to dismiss the amended complaint. The Company has not accrued any liability for the claims pending because it believes that it has good factual and legal defenses to the asserted claims and that an estimate of damages, if the Company were to be found liable, cannot be made at this time. The Company intends to vigorously defend the action.

On June 11, 2010, the West Virginia Department of Environmental Protection (“WVDEP”) filed suit against ICG Eastern, LLC (“ICG Eastern”) alleging violations of the West Virginia Water Pollution Control/National Pollutant Discharge Elimination System (“WVNPDES”) and Surface Mine Permits for ICG Eastern’s Birch River surface mine. The WVDEP alleges that ICG Eastern has failed to fully comply with the effluent limits for aluminum, manganese, pH, iron and selenium contained in its WVNPDES permit. The complaint further alleges that violations of the WVNPDES permit effluent limits have caused violations of water quality standards for the same parameters in the streams receiving the discharges from this mine. The WVDEP also alleges that violations of the effluent limits in the WVNPDES permits are also violations of the regulations governing surface mining in West Virginia. ICG Eastern and the WVDEP executed a settlement agreement that will require ICG Eastern to pay a monetary penalty of $229 and accept the imposition of a compliance schedule related to selenium and other water quality parameters. The settlement agreement was submitted to the Webster County Circuit Court on December 30, 2010 where it is now pending the Court’s approval. The Company has fully reserved the expected liability.

The Sierra Club, on December 3, 2010, filed a Notice of Intent (“NOI”) to sue ICG Hazard, LLC (“Hazard”) alleging violations of the Clean Water Act and the Surface Mining Control and Reclamation Act of 1977 at Hazard’s Thunder Ridge surface mine. The NOI claims that Hazard is discharging selenium and contributing to conductivity levels in the receiving streams in violation of state and federal regulations. The Company disputes that allegation and intends to vigorously defend against any lawsuit that may result.

On December 3, 2010, the Kentucky Energy and Environment Cabinet (“Cabinet”) filed suit against ICG Hazard, LLC, ICG Knott County, LLC, ICG East Kentucky, LLC and Powell Mountain Energy, LLC (collectively, “KY Operations”) alleging that the KY Operations failed to comply with the terms and conditions of the Kentucky Pollutant Discharge Elimination System (“KPDES”) permits issued by the Cabinet’s Division of Water to the KY Operations. Among the claims lodged by the Cabinet were allegations that contract water monitoring laboratories retained by the KY Operations did not adhere to the practices and procedures required for conducting KPDES monitoring, the contract laboratories failed to properly document and maintain records of the monitoring, and the KY Operations submitted quarterly Discharge Monitoring Reports that sometimes contained inaccurate, incomplete and erroneous information. The KY Operations and the Cabinet entered a proposed Consent Judgment contemporaneously with the filing of the complaint that, if approved by the Franklin County (KY) Circuit Court, will require the KY Operations to pay a monetary penalty of $350, to prepare and implement a Corrective Action Plan that corrects the deficiencies in the respective KPDES monitoring programs, to identify the responsible corporate officers for each KPDES permit, and to provide specific detailed information in support of the Discharge Monitoring Reports to be filed for the fourth quarter 2010 and first quarter 2011. Final resolution of this matter is pending approval by the Court. On February 11, 2011, the Court entered an order allowing certain anti-mining

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

groups to intervene in the action to contest the validity of the Consent Judgment. The hearing on the entry of the Consent Judgment is scheduled to be held on June 14, 2011. The Company has fully reserved the proposed penalty.

In addition, from time to time, the Company is involved in legal proceedings arising in the ordinary course of business. These proceedings include assessments of penalties for citations and orders asserted by the Mine Safety and Health Administration and other regulatory agencies, none of which are expected by management to, individually or in the aggregate, have a material adverse effect on the Company. In the opinion of management, the Company has recorded adequate reserves for liabilities arising in the ordinary course and it is management’s belief there is no individual case or group of related cases pending that is likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Environmental Matters — The exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.

Performance Bonds — The Company has outstanding surety bonds with third parties of approximately $124,652 as of December 31, 2010 to secure reclamation and other performance commitments. In addition, at December 31, 2010 the Company has $86,337 of letters of credit outstanding under the revolving credit facility, $65,812 of which provides support to the third parties for their issuance of reclamation surety bonds. In addition, the Company has posted cash collateral of $3,250 and $12,057 to secure reclamation and other performance commitments as of December 31, 2010 and 2009, respectively. This cash collateral is included in other non-current assets on the consolidated balance sheets.

Contract Mining Agreements — ICG’s subsidiary, ADDCAR, performs contract mining services for various third parties and utilizes contract miners on some of its operations. Terms of the agreements generally allow either party to terminate the agreements on a short-term basis. The guaranteed monthly contract tonnage is mutually agreed upon and failure to meet the guaranteed contract tonnage may result in termination of the contract. Completion dates for work under these contracts vary in dates through 2011 or, in some cases, until all coal reserves are exhausted.

17.	Concentration of Credit Risk and Major Customers

The Company markets its coal principally to electric utilities in the United States, the majority of which have investment grade credit ratings. As of December 31, 2010 and 2009, trade accounts receivable from electric utilities totaled approximately $36,157 and $56,222, respectively. The Company evaluates each customer’s creditworthiness prior to entering into transactions and constantly monitors the credit extended, but does not require its customers to provide collateral. Credit losses are provided for in the consolidated financial statements and historically have been minimal.

The Company did not derive 10% or more of its revenues from any single customer for the years ended December 31, 2010, 2009 and 2008.

Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal risk.

18.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The Company entered into an Interest Rate Collar Agreement (the “Collar”) that expired and was settled on March 31, 2009. The interest rate collar was designed as a cash flow hedge to offset the impact of changes in the

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LIBOR interest rate above 5.92% and below 4.80%. The fair value of the Collar was $1,665 as of December 31, 2008 based on a forward LIBOR curve, which was observable at commonly quoted intervals for the full term of the agreement (Level 2). The Company recognized the change in the fair value of this agreement in the period of change. For the years ended December 31, 2010, 2009 and 2008, the Company recognized losses of $0, $6 and $1,993, respectively, related to the change in fair value. The losses are included in interest expense in the Company’s consolidated statements of operations.

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, Short-Term Debt and Other Current Liabilities — The carrying amounts approximate the fair value due to the short maturity of these instruments.

Long-term Debt — The fair value of the convertible notes and senior notes were based upon their respective values in active markets or the Company’s best estimate using market information. The fair value of the aggregate principal amounts outstanding as of December 31, 2010 and 2009 are as follows:

	2010		2009
	Principal		Principal
	Outstanding	Fair Value	Outstanding	Fair Value

9.125% Senior Notes, due 2018	$200,000	$216,000	$—	$—
4.00% Convertible Senior Notes, due 2017	115,000	175,168	—	—
9.00% Convertible Senior Notes, due 2012	731	987	161,502	177,458
10.25% Senior Notes, due 2014	—	—	175,000	168,219

The carrying value of the Company’s other debt approximates fair value at December 31, 2010 and 2009.

19.	Related Party Transactions and Balances

On December 13, 2010, pursuant to the terms of two separate registration rights agreements, the Company filed a registration statement and a preliminary prospectus supplement to permit affiliates of WL Ross & Co., LLC (“WLR”) and Fairfax Financial Holdings Limited (“Fairfax”) to resell shares of its common stock in an underwritten public offering. In connection with the offering, the Company, affiliates of WLR, affiliates of Fairfax and Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into an underwriting agreement, dated as of December 14, 2010, relating to the sale of 12,268,700 and 22,577,800 shares of the Company’s common stock by affiliates of WLR and Fairfax, respectively. The offering closed on December 17, 2010. Pursuant to the terms of the two separate registration rights agreements, the Company collectively reimbursed affiliates of WLR and Fairfax $100 for fees and expenses for their counsel.

Under an Advisory Services Agreement dated as of October 1, 2004 between the Company and WLR, WLR has agreed to provide advisory services to the Company (consisting of consulting and advisory services in connection with strategic and financial planning, investment management and administration and other matters relating to the business and operation of the Company of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments, including any consulting or advisory services which the Board of Directors reasonably requests). WLR is paid a quarterly fee of $500 and reimbursed for any reasonable out-of-pocket expenses (including expenses of third-party advisors retained by WLR). The agreement is for a period of seven years; however, it may be terminated upon the occurrence of certain events.

20.	Segment Information

The Company extracts, processes and markets steam and metallurgical coal from deep and surface mines for sale to electric utilities and industrial customers, primarily in the eastern United States. The Company operates only

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the United States with mines in the Central Appalachian, Northern Appalachian and Illinois Basin regions. The Company has fourteen operating locations, thirteen of which are aggregated into three reportable business segments: Central Appalachian, Northern Appalachian and Illinois Basin. The Company’s Central Appalachian operations are located in southern West Virginia, eastern Kentucky and western Virginia and include eight mining complexes. The Company’s Northern Appalachian operations are located in northern West Virginia and Maryland and include four mining complexes. The Company’s Illinois Basin operations include one mining complex. The Company also has an Ancillary category, which includes the Company’s brokered coal functions, corporate overhead, contract highwall mining services and land activities.

Reportable segment results for continuing operations for the year ended December 31, 2010 and segment assets as of December 31, 2010 were as follows:

	Central	Northern	Illinois
	Appalachian	Appalachian	Basin	Ancillary	Consolidated

Revenue	$701,639	$305,436	$95,115	$64,281	$1,166,471
Adjusted EBITDA	146,700	58,622	23,736	(27,983)	201,075
Depreciation, depletion and amortization	70,045	20,491	9,131	4,899	104,566
Capital expenditures	37,725	42,033	23,386	3,737	106,881
Total assets	676,076	218,115	68,467	517,039	1,479,697

Revenue in the Ancillary category consists primarily of $27,721 relating to the Company’s brokered coal sales, $18,064 relating to equipment and parts sales and $14,728 relating to contract highwall mining activities for the year ended December 31, 2010. Capital expenditures include non-cash amounts of $21,328 for the year ended December 31, 2010. Capital expenditures do not include $17,416 paid during the year ended December 31, 2010, related to capital expenditures accrued in prior periods.

Reportable segment results for continuing operations for the year ended December 31, 2009 and segment assets as of December 31, 2009 were as follows:

	Central	Northern	Illinois
	Appalachian	Appalachian	Basin	Ancillary	Consolidated

Revenue	$734,687	$223,486	$83,908	$83,268	$1,125,349
Adjusted EBITDA	169,842	31,005	14,405	(13,575)	201,677
Depreciation, depletion and amortization	71,298	20,991	7,957	5,838	106,084
Capital expenditures	44,289	21,159	17,573	4,864	87,885
Total assets	723,818	184,626	55,311	404,205	1,367,960

Revenue in the Ancillary category consists primarily of $41,678 relating to the Company’s brokered coal sales, $18,737 relating to contract highwall mining activities and $9,644 relating to equipment and parts sales. Capital expenditures include non-cash amounts of $34,482 for the year ended December 31, 2009. Capital expenditures do not include $12,942 paid during the year ended December 31, 2009 related to capital expenditures accrued in prior periods.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reportable segment results for continuing operations for the year ended December 31, 2008 and segment assets as of December 31, 2008 were as follows:

	Central	Northern	Illinois
	Appalachian	Appalachian	Basin	Ancillary	Consolidated

Revenue	$702,958	$230,660	$79,682	$83,436	$1,096,736
Adjusted EBITDA	107,186	23,687	14,784	(18,436)	127,221
Depreciation, depletion and amortization	64,132	17,884	7,342	6,689	96,047
Impairment losses	—	7,191	—	30,237	37,428
Capital expenditures	112,617	41,760	7,148	11,070	172,595
Total assets	751,986	184,846	40,850	372,965	1,350,647

Revenue in the Ancillary category consists primarily of $46,720 relating to the Company’s brokered coal sales and $19,862 relating to contract highwall mining activities. Capital expenditures include non-cash amounts of $53,650 for the year ended December 31, 2008. Capital expenditures do not include $14,290 paid during the year ended December 31, 2008 related to capital expenditures accrued in prior periods.

Adjusted EBITDA represents net income before deducting interest, income taxes, depreciation, depletion, amortization, loss on extinguishment of debt, impairment charges and noncontrolling interest. Adjusted EBITDA is presented because it is an important supplemental measure of the Company’s performance used by the Company’s chief operating decision maker.

Reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2010	2009	2008

Net income (loss) attributable to International Coal Group, Inc.	$30,111	$21,458	$(26,227)
Depreciation, depletion and amortization	104,566	106,084	96,047
Interest expense, net	40,736	53,044	43,643
Income tax expense (benefit)	(3,750)	7,732	(23,670)
Loss on extinguishment of debt	29,409	13,293	—
Impairment loss	—	—	37,428
Noncontrolling interest	3	66	—

Adjusted EBITDA	$201,075	$201,677	$127,221

21.	Supplementary Guarantor Information

International Coal Group, Inc. (the “Parent Company”) issued its 2014 Senior Notes in June 2006, 2012 Convertible Notes in July 2007, 2018 Senior Notes and 2017 Convertible Notes (together with the 2014 Senior Notes, the 2012 Convertible Notes and the 2018 Senior Notes, the “Notes”) in March 2010.

The Parent Company has no independent assets or operations other than those related to the issuance, administration and repayment of the Notes. All subsidiaries of the Parent Company (the “Guarantors”), except for a minor non-guarantor joint venture, have fully and unconditionally guaranteed the Notes on a joint and several basis. The Guarantors are 100% owned, directly or indirectly, by the Parent Company. Accordingly, condensed consolidating financial information for the Parent Company and the Guarantors is not presented.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Notes are senior obligations of the Parent Company and are guaranteed on a senior basis by the Guarantors and rank senior in right of payment to the Parent Company’s and Guarantors’ future subordinated indebtedness. Obligations under the ABL Loan Facility are secured on a first-priority basis and obligations under the 2018 Senior Notes are secured on a second-priority basis by substantially all of the assets of the Parent Company and the Guarantors. As a result, the 2014 Senior Notes, 2012 Convertible Notes and 2017 Convertible Notes are effectively subordinated to amounts borrowed under the ABL Loan Facility and the 2018 Senior Notes. Other than for corporate-related purposes or interest payments required by the Notes, the ABL Loan Facility restricts the Guarantors’ abilities to make loans or pay dividends to the Parent Company in excess of $25,000 per year (or at all upon an event of default) and restricts the ability of the Parent Company to pay dividends. Therefore, all but $25,000 of the Parent Company’s subsidiaries’ assets are restricted assets.

The Parent Company and Guarantors are subject to certain covenants under the indenture for the 2018 Senior Notes. Under these covenants, the Parent Company and Guarantors are, among other things, subject to limitations on the incurrence of additional indebtedness, payment of dividends and the incurrence of liens; however, the indenture contains no restrictions on the ability of the Guarantors to pay dividends or make payments to the Parent Company.

The obligations of the Guarantors are limited to the maximum amount permitted under bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law respecting fraudulent conveyance or fraudulent transfer.

22.	Quarterly Data (Unaudited)

The following is a summary of selected quarterly financial information:

	2010
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31	June 30	September 30	December 31

Revenue	$288,594	$300,440	$313,064	$264,373
Income from operations	20,470	18,671	35,740	21,628
Net income (loss) attributable to International Coal Group, Inc.	(8,852)	4,482	24,850	9,631
Basic earnings per common share	$(0.05)	$0.02	$0.12	$0.05
Diluted earnings per common share	$(0.05)	$0.02	$0.12	$0.05

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31	June 30	September 30	December 31

Revenue	$304,966	$277,797	$296,622	$245,964
Income from operations	18,235	26,205	37,689	13,464
Net income (loss) attributable to International Coal Group, Inc.	3,693	10,382	18,716	(11,333)
Basic earnings per common share	$0.02	$0.07	$0.12	$(0.07)
Diluted earnings per common share	$0.02	$0.07	$0.12	$(0.07)

Included in net income (loss) attributable to International Coal Group, Inc. for the three months ended December 31, 2009 are losses on extinguishment of debt totaling $13,293 related to the Company entering into a series of privately negotiated agreements pursuant to which it issued a total of 18,660,550 shares of its common stock in exchange for $63,498 aggregate principal amount of its Convertible Notes.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(unaudited)
	(dollars in thousands, except per share amounts)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$186,566	$215,276
Accounts receivable, net of allowances of $1,334 and $1,005	111,210	82,557
Inventories, net	80,724	70,029
Deferred income taxes	1,420	13,563
Prepaid insurance	6,827	8,500
Income taxes receivable	682	129
Prepaid expenses and other	13,932	10,543

Total current assets	401,361	400,597
PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT, net	1,051,064	1,040,118
DEBT ISSUANCE COSTS, net	8,937	11,998
ADVANCE ROYALTIES, net	21,639	16,037
OTHER NON-CURRENT ASSETS	12,008	10,947

Total assets	$1,495,009	$1,479,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$80,294	$78,899
Short-term debt	1,598	2,797
Current portion of long-term debt and capital lease	103,527	17,928
Current portion of reclamation and mine closure costs	8,364	8,414
Current portion of employee benefits	3,831	3,831
Accrued expenses and other	47,582	61,092

Total current liabilities	245,196	172,961
LONG-TERM DEBT AND CAPITAL LEASE	228,437	308,422
RECLAMATION AND MINE CLOSURE COSTS	71,541	70,730
EMPLOYEE BENEFITS	84,129	81,868
DEFERRED INCOME TAXES	46,515	60,452
BELOW-MARKET COAL SUPPLY AGREEMENTS	25,934	26,823
OTHER NON-CURRENT LIABILITIES	43,921	4,176

Total liabilities	745,673	725,432
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock — par value $0.01, 200,000,000 shares authorized, none issued	—	—
Common stock — par value $0.01, 2,000,000,000 shares authorized, 204,210,833 and 204,155,827 shares issued and outstanding, respectively, as of March 31, 2011 and 203,870,564 and 203,824,372 shares issued and outstanding, respectively, as of December 31, 2010	2,042	2,038
Treasury stock	(309)	(216)
Additional paid-in capital	852,812	851,440
Accumulated other comprehensive loss	(3,353)	(3,459)
Retained deficit	(101,920)	(95,602)

Total International Coal Group, Inc. stockholders’ equity	749,272	754,201
Noncontrolling interest	64	64

Total stockholders’ equity	749,336	754,265

Total liabilities and stockholders’ equity	$1,495,009	$1,479,697

See notes to condensed consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)
	(dollars in thousands, except per share amounts)

REVENUES:
Coal sales revenues	$283,711	$270,490
Freight and handling revenues	7,152	9,377
Other revenues	11,126	8,727

Total revenues	301,989	288,594
COSTS AND EXPENSES:
Cost of coal sales	217,964	220,065
Freight and handling costs	7,152	9,377
Cost of other revenues	7,342	7,181
Depreciation, depletion and amortization	25,656	26,397
Selling, general and administrative	51,152	8,585
Gain on sale of assets, net	(6,723)	(3,481)

Total costs and expenses	302,543	268,124

Income (loss) from operations	(554)	20,470
INTEREST AND OTHER EXPENSE:
Loss on extinguishment of debt	—	(21,987)
Interest expense, net	(8,110)	(13,300)

Total interest and other expense	(8,110)	(35,287)

Loss before income taxes	(8,664)	(14,817)
INCOME TAX BENEFIT	2,357	5,965

Net loss	(6,307)	(8,852)
Net income attributable to noncontrolling interest	(11)	—

Net loss attributable to International Coal Group, Inc.	$(6,318)	$(8,852)

Earnings per share:
Basic	$(0.03)	$(0.05)
Diluted	$(0.03)	$(0.05)
Weighted-average common shares outstanding:
Basic	202,699,052	181,382,766
Diluted	202,699,052	181,382,766

See notes to condensed consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
	2011	2010
	(unaudited)
	(dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,307)	$(8,852)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation, depletion and amortization	25,656	26,397
Loss on extinguishment of debt	—	21,987
Amortization and write-off of deferred finance costs and debt discount	1,458	3,158
Amortization of accumulated employee benefit obligations	172	(7)
Compensation expense on share based awards	1,218	984
Gain on sale of assets, net	(6,723)	(3,481)
Provision for bad debt	329	(79)
Deferred income taxes	(1,860)	(7,583)
Changes in Assets and Liabilities:
Accounts receivable	(18,813)	(24,463)
Inventories	(10,695)	3,914
Prepaid expenses and other	(2,269)	856
Other non-current assets	(4,530)	761
Accounts payable	912	5,425
Accrued expenses and other	(13,510)	(16,133)
Reclamation and mine closure costs	761	(339)
Other liabilities	42,067	2,890

Net cash from operating activities	7,866	5,435
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of assets	245	1,000
Additions to property, plant, equipment and mine development	(31,106)	(20,635)
Withdrawals of restricted cash	394	8,854
Distribution to joint venture	(11)	—

Net cash from investing activities	(30,478)	(10,781)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on short-term debt	(1,199)	(833)
Repayments on long-term debt and capital lease	(4,964)	(4,928)
Proceeds from convertible notes offering	—	115,000
Proceeds from senior notes offering	—	198,596
Proceeds from common stock offering	—	102,453
Repurchases of senior notes	—	(181,612)
Purchases of treasury stock	(93)	(11)
Proceeds from stock options exercised	158	—
Debt issuance costs	—	(14,243)

Net cash from financing activities	(6,098)	214,422

NET CHANGE IN CASH AND CASH EQUIVALENTS	(28,710)	209,076
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	215,276	92,641

CASH AND CASH EQUIVALENTS, END OF PERIOD	$186,566	$301,717

Supplemental information:
Cash paid for interest (net of amount capitalized)	$12,203	$21,837

Cash received for income taxes	$—	$1,076

Supplemental disclosure of non-cash items:
Issuance of common stock in exchange for convertible notes	$—	$25,712

Purchases of property, plant, equipment and mine development through accounts payable	$16,364	$10,817

Purchases of property, plant, equipment and mine development through financing arrangements	$9,619	$2,538

See notes to condensed consolidated financial statements.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
March 31, 2011
(Dollars in thousands, except per share amounts)

(1)	Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and include the accounts of International Coal Group, Inc. and its subsidiaries (the “Company”) and its controlled affiliates. Significant intercompany transactions, profits and balances have been eliminated in consolidation. The Company accounts for its undivided interest in coalbed methane wells using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are included in the appropriate classification in the financial statements.

The accompanying interim condensed consolidated financial statements as of March 31, 2011 and for the three months ended March 31, 2011 and 2010, and the notes thereto, are unaudited. However, in the opinion of management, these financial statements reflect all normal, recurring adjustments necessary for a fair presentation of the results of the periods presented. The balance sheet information as of December 31, 2010 has been derived from the Company’s audited consolidated balance sheet. These statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2011.

(2)	Summary of Significant Accounting Policies and General

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 provides amendments to the criteria in Accounting Standards Codification Subtopic 605-24 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable, which includes vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available or estimated selling price if neither of the first two are available. ASU 2009-13 also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement and expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangement. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. Adoption of ASU 2009-13 did not have a material impact on the Company’s financial position, results of operations or cash flows.

(3)	Inventories

Inventories consisted of the following:

	March 31,	December 31,
	2011	2010

Coal	$44,860	$37,126
Parts and supplies	38,213	35,288
Reserve for obsolescence — parts and supplies	(2,349)	(2,385)

Inventories, net	$80,724	$70,029

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(4)	Property, Plant, Equipment and Mine Development

Property, plant, equipment and mine development are summarized by major classification as follows:

	March 31,	December 31,
	2011	2010

Plant and equipment	$668,361	$655,014
Coal lands and mineral rights	586,827	586,618
Mine development	256,909	242,699
Land and land improvements	25,613	24,781
Coalbed methane well development costs	14,697	14,697

	1,552,407	1,523,809
Less accumulated depreciation, depletion and amortization	(501,343)	(483,691)

Property, plant, equipment and mine development, net	$1,051,064	$1,040,118

Depreciation, depletion and amortization expense related to property, plant, equipment and mine development for the three months ended March 31, 2011 and 2010 was $26,510 and $27,250, respectively.

(5)	Capital Restructuring

In March 2010, the Company completed public offerings of 24,444,365 shares of its common stock, par value $0.01 per share (the “Common Stock”), at a public offering price of $4.47 per share, $115,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”) and $200,000 aggregate principal amount of 9.125% Senior Secured Second-Priority Notes due 2018 (the “2018 Senior Notes”) pursuant to a shelf registration statement deemed effective by the Securities and Exchange Commission on January 15, 2010.

During 2010, the Company used $169,458 of the net proceeds from the Common Stock and 2017 Convertible Notes offerings to finance the repurchase of $138,771 aggregate principal amount of its 9.00% Convertible Senior Notes due 2012 (the “2012 Convertible Notes”). The Company used $188,960 of the net proceeds from the 2018 Senior Notes offering to finance the repurchase of $175,000 aggregate principal amount of its 10.25% Senior Notes due 2014 (the “2014 Senior Notes”). The remaining proceeds were used for general corporate purposes. Additionally, the Company entered into a series of agreements to exchange a portion of its outstanding 2012 Convertible Notes for shares of common stock in December 2009. One exchange agreement, as amended, provided for closing of additional exchanges in January 2010. The Company recorded a loss on extinguishment of debt of $21,987 during the three months ended March 31, 2010 related to these debt repurchases and exchanges.

Additionally, in February 2010, the Company secured a new four-year $125,000 asset-based loan facility (the “ABL Loan Facility”) to replace its prior revolving credit facility which was set to expire in June 2011. The ABL Loan Facility provides additional borrowing capacity, contains minimal financial covenants and matures in February 2014. The ABL Loan Facility has been used primarily for issuing letters of credit that collateralize the Company’s reclamation bonds.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(6)	Debt

Long-Term Debt and Capital Lease

Long-term debt and capital lease consisted of the following:

	March 31,	December 31,
	2011	2010

9.125% Senior Notes, due 2018, net of debt discount of $1,276 and $1,308, respectively	$198,724	$198,692
4.00% Convertible Senior Notes, due 2017, net of debt discount of $30,958 and $31,882, respectively	84,042	83,118
Equipment notes	47,790	42,730
9.00% Convertible Senior Notes, due 2012, net of debt discount of $24 and $28, respectively	707	703
Capital lease and other	701	1,107

Total	331,964	326,350
Less current portion	(103,527)	(17,928)

Long-term debt and capital lease	$228,437	$308,422

9.125% Senior Notes due 2018 — The obligations under the 2018 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s wholly-owned domestic subsidiaries other than subsidiaries that are designated as unrestricted subsidiaries. The 2018 Senior Notes and the guarantees are secured by a second-priority lien on, and security interest in, substantially all of the Company’s and the guarantors’ assets, junior to first-priority liens that secure the Company’s ABL Loan Facility and certain other permitted liens under the indenture that governs the notes. Interest on the 2018 Senior Notes is payable semi-annually in arrears on April 1st and October 1st of each year. Prior to April 1, 2014, the Company may redeem all or a part of the 2018 Senior Notes at a price equal to 100% of the principal amount plus an applicable “make-whole” premium and accrued and unpaid interest to the redemption date. The Company may redeem the 2018 Senior Notes, in whole or in part, beginning on April 1, 2014. The initial redemption price will be 104.563% of their aggregate principal amount, plus accrued and unpaid interest. The redemption price declines to 102.281% and 100.000% of their aggregate principal amount, plus accrued and unpaid interest, on April 1, 2015 and April 1, 2016 and thereafter, respectively. In addition, at any time and from time to time prior to April 1, 2013, the Company may redeem up to 35% of the 2018 Senior Notes at a redemption price equal to 109.125% of its principal amount plus accrued and unpaid interest using proceeds from sales of certain kinds of the Company’s capital stock. Upon the occurrence of a change of control or the sale of the Company’s assets, it may be required to repurchase some or all of the notes.

The indenture governing the 2018 Senior Notes contains covenants that limit the Company’s ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem its capital stock, make certain investments, sell assets and incur liens. As of March 31, 2011, the Company was in compliance with its covenants under the indenture.

4.00% Convertible Senior Notes due 2017 — The 2017 Convertible Notes are the Company’s senior unsecured obligations and are guaranteed jointly and severally on a senior unsecured basis by all of the Company’s material future and current domestic subsidiaries or that guarantee the ABL Loan Facility on a senior basis. The 2017 Convertible Notes and the related guarantees rank equal in right of payment to all of the Company’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on April 1st and October 1st of each year.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The 2017 Convertible Notes are convertible into the Company’s common stock at an initial conversion price, subject to adjustment, of $5.81 per share (approximating 172.0874 shares per one thousand dollar principal amount of the 2017 Convertible Notes). Holders may convert their notes at their option prior to January 1, 2017 only under the following circumstances: (i) during any calendar quarter after the calendar quarter ending September 30, 2010 (and only during that quarter), if the closing sale price of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of such notes in effect on the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any five consecutive trading day period, or the note measurement period, in which the trading price per note for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of shares of the Company’s common stock and the applicable conversion rate for such trading day; and (iii) upon the occurrence of specified corporate transactions. In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, January 1, 2017 to, and including, the business day immediately preceding April 1, 2017. Upon conversion, the Company will have the right to deliver cash, shares of its common stock or a combination thereof, at the Company’s election. If the Company elects to settle any excess conversion value of the 2017 Convertible Notes in cash, the holder will receive, for each one thousand dollar principal amount, the conversion rate multiplied by a 20-day average closing price of the common stock as set forth in the indenture beginning on the third trading day after the 2017 Convertible Notes are surrendered. At any time on or prior to the 23rd business day immediately preceding the maturity date, the Company may irrevocably elect to deliver solely shares of its common stock in respect of the Company’s conversion obligation or pay cash up to the aggregate principal amount of the notes to be converted and deliver shares of its common stock, cash or a combination thereof in respect of the remainder, if any, of the conversion obligation. It is the Company’s current intention to settle the principal amount of any notes converted in cash. The conversion rate, and thus the conversion price, will be subject to adjustment. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate. For a discussion of the effects of the 2017 Convertible Notes on earnings per share, see Note 11.

The 2017 Convertible Notes became convertible at the option of holders beginning April 1, 2011 because the closing sale price of the Company’s common stock on the New York Stock Exchange exceeded $7.55 (130% of the conversion price of $5.81 per share) for each of 20 or more trading days in the period of 30 consecutive trading days ending on March 31, 2011. As a result, the Company has included the 2017 Convertible Notes in the current portion of long-term debt in its consolidated balance sheet as of March 31, 2011. Additionally, the Company has included debt issuance costs related to the 2017 Convertible Notes totaling $2,554 as a current asset in prepaid expenses and other in its consolidated balance sheet as of March 31, 2011. The Company will reassess the convertibility of the 2017 Convertible Notes, and the related balance sheet classification, on a quarterly basis. In the event that a holder exercises the right to convert its 2017 Convertible Notes, the Company will write-off a ratable portion of the associated debt issuance costs. In the event that a holder elects to convert its Convertible Note, the Company expects to fund any cash settlement of any such conversion from cash on hand.

As of March 31, 2011 and December 31, 2010, the equity component of the 2017 Convertible Notes was $20,786 and is included in additional paid-in capital. Interest expense resulting from amortization of the debt discount was $923 and $147 for the three months ended March 31, 2011 and 2010, respectively. Interest expense on the principal amount of the 2017 Convertible Notes was $1,150 and $192 for the three months ended March 31, 2011 and 2010, respectively. The Company has determined its non-convertible borrowing rate would have been 10.1% at issuance.

9.00% Convertible Senior Notes due 2012 — The 2012 Convertible Notes are the Company’s senior unsecured obligations and are guaranteed on a senior unsecured basis by the Company’s material current and future domestic subsidiaries. The 2012 Convertible Notes and the related guarantees rank equal in right of payment to all of the Company’s and the guarantors’ respective existing and future unsecured senior indebtedness. Interest is payable semi-annually in arrears on February 1st and August 1st of each year.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The principal amount of the 2012 Convertible Notes is payable in cash and amounts above the principal amount, if any, will be convertible into shares of the Company’s common stock or, at the Company’s option, cash. The 2012 Convertible Notes are convertible at an initial conversion price, subject to adjustment, of $6.10 per share (approximating 163.8136 shares per one thousand dollar principal amount of the 2012 Convertible Notes). The 2012 Convertible Notes are convertible upon the occurrence of certain events, including (i) prior to February 12, 2012 during any calendar quarter after September 30, 2007, if the closing sale price per share of the Company’s common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (ii) prior to February 12, 2012 during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price for the notes on each day during such five trading day period was equal to or less than 97% of the closing sale price of the Company’s common stock on such day multiplied by the then current conversion rate; (iii) upon the occurrence of specified corporate transactions; and (iv) at any time from, and including February 1, 2012 until the close of business on the second business day immediately preceding August 1, 2012. In addition, upon events defined as a “fundamental change” under the 2012 Convertible Notes indenture, the Company may be required to repurchase the 2012 Convertible Notes at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. If the Company elects to settle any excess conversion value of the 2012 Convertible Notes in cash, the holder will receive, for each one thousand dollar principal amount, the conversion rate multiplied by a 20-day average closing price of the common stock as set forth in the indenture beginning on the third trading day after the 2012 Convertible Notes are surrendered. In addition, if conversion occurs in connection with certain changes in control, the Company may be required to deliver additional shares of the Company’s common stock (a “make-whole” premium) by increasing the conversion rate with respect to such notes. For a discussion of the effects of the 2012 Convertible Notes on earnings per share, see Note 11.

The 2012 Convertible Notes became convertible at the option of holders beginning April 1, 2011 because the closing sale price of the Company’s common stock on the New York Stock Exchange exceeded $7.93 (130% of the conversion price of $6.10 per share) for each of 20 or more trading days in the period of 30 consecutive trading days ending on March 31, 2011. As a result, the Company has included the 2012 Convertible Notes in the current portion of long-term debt in its consolidated balance sheet as of March 31, 2011. Additionally, the Company has included debt issuance costs related to the 2012 Convertible Notes totaling $8 as a current asset in prepaid expenses and other in its consolidated balance sheet as of March 31, 2011. The Company will reassess the convertibility of the 2012 Convertible Notes, and the related balance sheet classification, on a quarterly basis. In the event that a holder exercises the right to convert its 2012 Convertible Notes, the Company will write-off a ratable portion of the associated debt issuance costs. In the event that a holder elects to convert its Convertible Note, the Company expects to fund any cash settlement of any such conversion from cash on hand.

As of March 31, 2011 and December 31, 2010, the equity component of the 2012 Convertible Notes was $44 and is included in additional paid-in capital. Interest expense resulting from amortization of the debt discount was $4 and $705 for the three months ended March 31, 2011 and 2010, respectively. Interest expense on the principal amount of the 2012 Convertible Notes was $16 and $3,200 for the three months ended March 31, 2011 and 2010, respectively. The Company has determined its non-convertible borrowing rate would have been 11.7% at issuance.

Asset-Based Loan Facility — The ABL Loan Facility is a $125,000 senior secured facility with a four-year term, all of which is available for loans or the issuance of letters of credit. Subject to certain conditions, at any time prior to maturity, the Company will be able to elect to increase the size of the ABL Loan Facility, up to a maximum of $200,000. Availability under the ABL Loan Facility is determined using a borrowing base calculation. The ABL Loan Facility is guaranteed by all of the Company’s current and future wholly-owned subsidiaries and secured by a first priority security interest on all of the Company’s and each of the Company’s guarantors’ existing and after-acquired real and personal property, including all outstanding equity interests of the Company’s wholly-owned subsidiaries. The ABL Loan Facility has a maturity date of February 22, 2014. As of March 31, 2011, the Company

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

had a borrowing capacity of $125,000 under the ABL Loan Facility with no borrowings outstanding, letters of credit totaling $85,775 outstanding and $39,225 available for future borrowing, and was in compliance with its financial covenants under the ABL Loan Facility. The ABL Loan Facility was amended on May 6, 2010 for minor technical corrections.

Equipment Notes — The equipment notes, having various maturity dates extending to February 2016, are collateralized by mining equipment. As of March 31, 2011, the Company had amounts outstanding with terms ranging from 36 to 60 months and a weighted-average interest rate of 7.16%. As of March 31, 2011, the Company had a borrowing capacity of $12,985 available under a $50,000 revolving equipment credit facility for terms from 36 to 60 months at interest rates ranging from 5.35% to 6.15%.

Capital Lease and Other — The Company leases certain mining equipment under a capital lease. The Company imputed interest on its capital lease using a rate of 10.44%.

Short-Term Debt

The Company finances the majority of its annual insurance premiums with the related obligation included in short-term debt. The weighted-average interest rate applicable to the notes was 2.01% at March 31, 2011. As of March 31, 2011 and December 31, 2010, the Company had $1,598 and $2,797, respectively, outstanding related to insurance financing.

(7)	Income Taxes

The effective income tax rates applied to the three months ended March 31, 2011 and 2010 were calculated using estimated annual effective rates based on projected earnings for the respective years, exclusive of discrete items. The effective income tax rate for the three months ended March 31, 2011 increased to 27% from an effective income tax rate of 4% applied to the three months ended March 31, 2010, primarily attributable to an increase in forecasted annual pre-tax book income and a decrease in forecasted income tax deductions for depletion of mineral rights due to the impact of bonus depreciation.

Discrete items that only impacted the three months ended March 31, 2010 were excluded from the estimated annual effective tax rate applied to that period. The net tax benefit related to the discrete items of $6,268 was comprised of tax benefits of $6,288 for the loss on the repurchase of 2014 Senior Notes, $638 for the loss on exchanges of 2012 Convertible Notes and $171 for other miscellaneous discrete items, as well as tax expense of $829 related to the Health Care Reform and Education Reconciliations Act taxation of Medicare Part D. There were no significant discrete items excluded from the estimated annual effective rate for the three months ended March 31, 2011.

(8)	Employee Stock Awards

The Company’s Amended and Restated 2005 Equity and Performance Incentive Plan (the “Plan”) permits the granting of stock options, restricted shares, stock appreciation rights, restricted share units, performance shares or performance units to its employees for up to 18,000,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant and have 10-year contractual terms. The option and restricted stock awards generally vest in equal annual installments of 25% over a four-year period. The Company recognizes expense related to the awards on a straight-line basis over the vesting period of each separately vesting portion of the awards as if the awards were, in substance, multiple awards. The Company issues new shares upon the exercise of option awards.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

The Black-Scholes option pricing model was used to calculate the estimated fair value of the options granted. The estimated grant-date fair value of the options granted during the three months ended March 31, 2011 and 2010 was calculated using the following assumptions:

	March 31,
	2011	2010

Expected term (in years)	5-7.5	5-7.5
Expected volatility	65.2% - 67.4%	50.8% - 67.4%
Weighted-average expected volatility	65.3%	67.4%
Risk-free rate	1.9% - 2.9%	2.4% - 3.1%
Expected dividends	—	—

The Company estimated forfeiture rates of 5.50% for both the three months ended March 31, 2011 and 2010.

The Company estimates volatility using both historical and market data. The expected option term is based on historical data and exercise behavior. The risk-free interest rates are based on the rates of zero coupon U.S. Treasury bonds with similar maturities on the date of grant. The estimated forfeiture rates were determined based on historical forfeitures and turnover of the Company’s employees eligible under the plan.

Share based employee compensation expense of $758 and $612, net of tax of $460 and $372, related to stock awards outstanding was included in earnings for the three months ended March 31, 2011 and 2010, respectively.

A summary of the Company’s outstanding options as of March 31, 2011, and changes during the three months ended March 31, 2011, is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(years)	Value

Outstanding at January 1, 2011	5,739,583	$4.91
Granted	663,873	9.10
Exercised	(33,489)	4.73
Forfeited	(3,037)	8.62
Expired	(2,852)	5.47

Outstanding at March 31, 2011	6,364,078	5.35	7.32	$37,907

Vested or expected to vest at March 31, 2011	6,019,519	5.42	7.26	35,410

Exercisable at March 31, 2011	2,865,775	6.91	5.94	12,588

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2011 and 2010 was $5.62 and $2.60, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2011 was $162. There were no options exercised during the three months ended March 31, 2010.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

A summary of the status of the Company’s nonvested restricted stock awards as of March 31, 2011, and changes during the three months ended March 31, 2011, is as follows:

		Weighted-
		Average Grant-
		Date
Nonvested Shares	Shares	Fair Value

Nonvested at January 1, 2011	1,145,006	$3.17
Granted	307,301	9.11
Vested	(40,017)	6.40
Forfeited	(2,136)	8.64

Nonvested at March 31, 2011	1,410,154	4.37

The weighted-average grant-date fair value of restricted stock granted during the three months ended March 31, 2011 and 2010 was $9.11 and $4.11, respectively. The total fair value of restricted stock vested during the three months ended March 31, 2011 and 2010 was $256 and $261, respectively.

A summary of the Company’s nonvested restricted share unit awards as of March 31, 2011, and changes during the three months ended March 31, 2011, is as follows:

		Weighted-
		Average Grant-
		Date
Restricted Share Units	Shares	Fair Value

Nonvested at January 1, 2011	—	$—
Granted	38,507	9.09
Vested	(38,507)	9.09
Forfeited	—	—

Nonvested at March 31, 2011	—	—

The weighted-average grant-date fair value of restricted share units granted during the three months ended March 31, 2011 and 2010 was $9.09 and $4.11, respectively. The total fair value of restricted share units vested during both of the three months ended March 31, 2011 and 2010 was $350.

As of March 31, 2011, there was $10,834 of unrecognized compensation cost related to non-vested share based awards that is expected to be recognized over a weighted-average period of 3.3 years.

The Plan provides recipients the ability to satisfy tax obligations upon vesting of shares of restricted stock by having the Company withhold a portion of the shares otherwise deliverable to the recipients. During the three months ended March 31, 2011 and 2010, the Company withheld 8,814 shares and 2,627 shares of common stock, respectively, from employees in connection with tax withholding obligations. The value of the common stock that was withheld was based upon the closing price of the common stock on the applicable vesting dates. Such shares were included in treasury stock in the Company’s consolidated balance sheet.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(9)	Employee Benefits

Postretirement Benefits

The following table details the components of the net periodic benefit cost for postretirement benefits other than pensions for the three months ended March 31, 2011 and 2010.

	Three Months Ended
	March 31,
	2011	2010

Net periodic benefit cost:
Service cost	$1,091	$831
Interest cost	648	432
Amortization of actuarial loss and prior service cost	250	28

Benefit cost	$1,989	$1,291

The plan is unfunded; therefore, no contributions were made by the Company for the three months ended March 31, 2011 and 2010.

Black Lung Benefits

The following table details the components of the net periodic benefit cost for black lung benefits for the three months ended March 31, 2011 and 2010.

	Three Months Ended
	March 31,
	2011	2010

Net periodic benefit cost:
Service cost	$629	$611
Interest cost	362	389
Amortization of actuarial gain	(78)	(35)

Benefit cost	$913	$965

The plan is unfunded; therefore, no contributions were made by the Company for the three months ended March 31, 2011 and 2010.

In March 2010, the Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act (“HCERA” or, collectively with PPACA, the “Health Care Reform Act”) were enacted into law. The Health Care Reform Act is a comprehensive health care reform act that, among other things, amended previous legislation related to coal workers’ pneumoconiosis (black lung), providing an automatic extension of awarded lifetime benefits to surviving spouses and providing changes to the legal criteria used to assess and award claims. These new provisions of the Health Care Reform Act may increase the number of future claims that are awarded benefits. The Company does not have sufficient claims experience since the Health Care Reform Act was passed to estimate the impact on its March 31, 2011 black lung liability of the potential increase in the number of future claims that are awarded benefits. An increase in benefits awarded could have a material impact on the Company’s financial position, results of operations or cash flows.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(10)	Other Comprehensive Loss

Other comprehensive loss for the three months ended March 31, 2011 and 2010 was as follows:

	Three Months Ended
	March 31,
	2011	2010

Net loss attributable to International Coal Group, Inc.	$(6,318)	$(8,852)
Amortization of postretirement benefit obligation, net of tax of $95 and $21 for the three months ended March 31, 2011 and 2010, respectively	155	7
Amortization of black lung obligation, net of tax of $29 and $13 for the three months ended March 31, 2011 and 2010, respectively	(49)	(22)

Comprehensive loss	$(6,212)	$(8,867)

(11)	Earnings Per Share

Basic earnings per share is computed by dividing net income or loss available to common shareholders by the weighted-average number of common shares outstanding during the period, excluding restricted common stock subject to continuing vesting requirements. Diluted earnings per share is calculated based on the weighted-average number of common shares outstanding during the period and, when dilutive, potential common shares from the exercise of stock options, restricted common stock subject to continuing vesting requirements, restricted stock units and convertible debt, pursuant to the treasury stock method.

Reconciliations of weighted-average shares outstanding used to compute basic and diluted earnings per share for the three months ended March 31, 2011 and 2010 are as follows:

	Three Months Ended
	March 31,
	2011	2010

Net loss attributable to International Coal Group, Inc.	$(6,318)	$(8,852)

Weighted-average common shares outstanding — basic	202,699,052	181,382,766
Incremental shares arising from:
Stock options	—	—
Restricted stock	—	—
Restricted share units	—	—
Convertible notes	—	—

Weighted-average common shares outstanding — diluted	202,699,052	181,382,766

Earnings Per Share:
Basic	$(0.03)	$(0.05)
Diluted	$(0.03)	$(0.05)

Options to purchase 6,364,078 shares of common stock and 1,410,154 shares of restricted common stock outstanding at March 31, 2011 have been excluded from the computation of diluted earnings per share for the three months ended March 31, 2011 because their effect would have been anti-dilutive. Options to purchase 5,839,160 shares of common stock and 1,439,521 shares of restricted common stock outstanding at March 31,

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

2010 have been excluded from the computation of diluted earnings per share for the three months ended March 31, 2010 because their effect would have been anti-dilutive.

Upon conversion, the Company currently intends to settle the principal amount of the 2017 Convertible Notes in cash and amounts above the principal amount, if any, will be settled with shares of the Company’s common stock or, at the Company’s option, cash. The principal amount of the 2012 Convertible Notes is payable in cash and amounts above the principal amount, if any, will be settled with shares of the Company’s common stock or, at the Company’s option, cash.

(12)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, Short-Term Debt and Other Current Liabilities — The carrying amounts approximate the fair value due to the short maturity of these instruments.

Long-term Debt — The fair value of the convertible notes and senior notes were based upon their respective values in active markets or the Company’s best estimate using market information. The fair value of the aggregate principal amounts outstanding as of March 31, 2011 and December 31, 2010 are as follows:

	March 31, 2011		December 31, 2010
	Principal		Principal
	Outstanding	Fair Value	Outstanding	Fair Value

9.125% Senior Notes, due 2018	$200,000	$227,000	$200,000	$216,000
4.00% Convertible Senior Notes, due 2017	115,000	242,018	115,000	175,168
9.00% Convertible Senior Notes, due 2012	731	1,378	731	987

The carrying value of the Company’s capital lease obligation and other debt approximate fair value at March 31, 2011 and December 31, 2010.

(13)	Commitments and Contingencies

Legal Matters— On August 23, 2006, a survivor of the Sago mine accident, Randal McCloy, filed a complaint in the Kanawha Circuit Court in Kanawha County, West Virginia. The claims brought by Randal McCloy and his family against the Company and certain of its subsidiaries, and against W.L. Ross & Co., and Wilbur L. Ross, Jr., individually, were dismissed on February 14, 2008, after the parties reached a confidential settlement. Sixteen other complaints have been filed in Kanawha Circuit Court by the representatives of many of the miners who died in the Sago mine accident, and several of these plaintiffs have filed amended complaints to expand the group of defendants in the cases. The complaints allege various causes of action against the Company and its subsidiary, Wolf Run Mining Company, one of its shareholders, W.L. Ross & Co., and Wilbur L. Ross, Jr., individually, related to the accident and seek compensatory and punitive damages. In addition, the plaintiffs also allege causes of action against other third parties, including claims against the manufacturer of Omega block seals used to seal the area where the explosion occurred and against the manufacturer of self-contained self-rescuer (“SCSR”) devices worn by the miners at the Sago mine. Some of these third parties have been dismissed from the actions upon settlement. The amended complaints add other of the Company’s subsidiaries to the cases, including ICG, Inc., ICG, LLC and Hunter Ridge Coal Company, unnamed parent, subsidiary and affiliate companies of the Company, W.L. Ross & Co., and Wilbur L. Ross, Jr., and other third parties, including a provider of electrical services and a supplier of components used in the SCSR devices. The Company has not accrued any liability for the remaining claims pending

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

because it believes that it has good factual and legal defenses to the asserted claims and that, while it is possible that liability may be determined against the Company, it is not reasonably probable, and an estimate of damages, if the Company were to be found liable, cannot be made at this time. The Company believes that it is appropriately insured for these and other potential claims, and has fully paid its deductible applicable to its insurance policies. In addition to the dismissal of the McCloy claim, the Company has settled and dismissed five other actions. These settlements required the release of the Company, its subsidiaries, W.L. Ross & Co., and Wilbur L. Ross, Jr. The Company intends to vigorously defend itself against the remaining complaints. The court has scheduled the matter for trial beginning on April 16, 2012.

Allegheny Energy Supply (“Allegheny”), the sole customer of coal produced at the Company’s subsidiary Wolf Run Mining Company’s (“Wolf Run”) Sycamore No. 2 mine, filed a lawsuit against Wolf Run, Hunter Ridge Holdings, Inc. (“Hunter Ridge”), and the Company in state court in Allegheny County, Pennsylvania on December 28, 2006, and amended its complaint on April 23, 2007. Allegheny claimed that Wolf Run breached a coal supply contract when it declared force majeure under the contract upon idling the Sycamore No. 2 mine in the third quarter of 2006, and that Wolf Run continued to breach the contract by failing to ship in volumes referenced in the contract. The Sycamore No. 2 mine was idled after encountering adverse geologic conditions and abandoned gas wells that were previously unidentified and unmapped. After extensive searching for gas wells and rehabilitation of the mine, it was re-opened in 2007, but with notice to Allegheny that it would necessarily operate at reduced volumes in order to safely and effectively avoid the many gas wells within the reserve. The amended complaint also alleged that the production stoppages constitute a breach of the guarantee agreement by Hunter Ridge and breach of certain representations made upon entering into the contract in early 2005. Allegheny voluntarily dropped the breach of representation claims later. Allegheny claimed that it will incur costs in excess of $100,000 to purchase replacement coal over the life of the contract. The Company, Wolf Run and Hunter Ridge answered the amended complaint on August 13, 2007, disputing all of the remaining claims. On November 3, 2008, the Company, Wolf Run and Hunter Ridge filed an amended answer and counterclaim against the plaintiffs seeking to void the coal supply agreement due to, among other things, fraudulent inducement and conspiracy. On September 23, 2009, Allegheny filed a second amended complaint alleging several alternative theories of liability in its effort to extend contractual liability to the Company, which was not a party to the original contract and did not exist at the time Wolf Run and Allegheny entered into the contract. No new substantive claims were asserted. The Company answered the second amended complaint on October 13, 2009, denying all of the new claims. The Company’s counterclaim was dismissed on motion for summary judgment entered on May 11, 2010. Allegheny’s claims against International Coal Group, Inc. were also dismissed by summary judgment, but the claims against Wolf Run and Hunter Ridge were not. The court conducted a non-jury trial of this matter beginning on January 10, 2011 and concluding on February 1, 2011. At the trial, Allegheny presented its evidence for breach of contract and claimed that it is entitled to past and future damages in the aggregate of between $228,000 and $377,000. Wolf Run and Hunter Ridge presented their defense of the claims, including evidence with respect to the existence of force majeure conditions and excuse under the contract and applicable law. Wolf Run and Hunter Ridge presented evidence that Allegheny’s damages calculations were significantly inflated because it did not seek to determine cover as of the time of the breach and in some instances artificially assumed future non-delivery or did not take into account the apparent requirement to supply coal in the future. On May 2, 2011, the trial court entered a Memorandum and Verdict determining that Wolf Run had breached the coal supply contract and that the performance shortfall was not excused by force majeure. The trial court awarded total damages and interest in the amount of $104,104. The Company expects to pursue motions for reconsideration and other post-verdict motions in the trial court, after which the Company expects to appeal to the Pennsylvania appellate court, if necessary. No appeal bond is necessary while post-verdict motions are pending with the trial court, but an appeal bond equal to the damages assessed many have to be posted in the future. The verdict is not expected to adversely impact the merger transaction with Arch Coal, Inc.

Although the verdict provides damages of $104,104, the Company has accrued $40,000 as of March 31, 2011 because the Company believes that it has meritorious factual and legal bases for reversal or revision of substantial

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

portions of the trial court decision. The ultimate resolution of this matter could result in an outcome which may be materially different than what the Company has accrued.

On January 7, 2008, Saratoga Advantage Trust (“Saratoga”) filed a class action lawsuit in the U.S. District Court for the Southern District of West Virginia against the Company and certain of its officers and directors seeking unspecified damages. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, based on alleged false and misleading statements in the registration statements filed in connection with the Company’s November 2005 reorganization and December 2005 public offering of common stock. In addition, the complaint challenges other of the Company’s public statements regarding its operating condition and safety record. On July 6, 2009, Saratoga filed an amended complaint asserting essentially the same claims but seeking to add an individual co-plaintiff. The Company has filed a motion to dismiss the amended complaint. The Company has not accrued any liability for the claims pending because it believes that it has good factual and legal defenses to the asserted claims and that an estimate of damages, if the Company were to be found liable, cannot be made at this time. The Company intends to vigorously defend the action.

On June 11, 2010, the West Virginia Department of Environmental Protection (“WVDEP”) filed suit against ICG Eastern, LLC (“ICG Eastern”) alleging violations of the West Virginia Water Pollution Control/National Pollutant Discharge Elimination System (“WVNPDES”) and Surface Mine Permits for ICG Eastern’s Birch River surface mine. The WVDEP alleges that ICG Eastern has failed to fully comply with the effluent limits for aluminum, manganese, pH, iron and selenium contained in its WVNPDES permit. The complaint further alleges that violations of the WVNPDES permit effluent limits have caused violations of water quality standards for the same parameters in the streams receiving the discharges from this mine. The WVDEP also alleges that violations of the effluent limits in the WVNPDES permits are also violations of the regulations governing surface mining in West Virginia. ICG Eastern and the WVDEP executed a settlement agreement that will require ICG Eastern to pay a monetary penalty of $229 and accept the imposition of a compliance schedule related to selenium and other water quality parameters. The settlement agreement was submitted to the Webster County Circuit Court on December 30, 2010, was made available for public comment by the WVDEP and was thereafter entered by the court on April 18, 2011. The settlement agreement resolves all of the WVDEP’s claims in the suit, with the exception of certain alleged selenium effluent limit violations beginning after April 5, 2010 that are currently the subject of both administrative appeal board and state circuit court stays. The WVDEP has reserved its claims as to these alleged violations for its further consideration. The Company has fully reserved the expected liability for this case.

The Sierra Club et al, on March 23, 2011, filed a complaint against ICG Eastern in the United States District Court for the Northern District of West Virginia alleging violations of the Federal Water Pollution Control Act (the “Clean Water Act”) and the Surface Mining Control and Reclamation Act at ICG Eastern’s Birch River surface mine. Specifically, the complaint alleges that ICG Eastern is discharging selenium in concentrations that violate ICG Eastern’s WVNPDES Permit and that the WVDEP has failed to diligently prosecute the violations. ICG Eastern filed a motion to dismiss on April 25, 2011, arguing that the Webster County Circuit Court’s approval of the settlement agreement between it and the WVDEP precludes the action in federal court. The motion to dismiss is pending before the court.

The Sierra Club, on December 3, 2010, filed a Notice of Intent (“NOI”) to sue ICG Hazard, LLC (“Hazard”) alleging violations of the Clean Water Act and the Surface Mining Control and Reclamation Act of 1977 at Hazard’s Thunder Ridge surface mine. The NOI, which was supplemented by a revised filing on February 24, 2011, claims that Hazard is discharging selenium and contributing to conductivity levels in the receiving streams in violation of state and federal regulations. The Company disputes that allegation and intends to vigorously defend against any lawsuit that may result.

On December 3, 2010, the Kentucky Energy and Environment Cabinet (“Cabinet”) filed suit against ICG Hazard, LLC, ICG Knott County, LLC, ICG East Kentucky, LLC and Powell Mountain Energy, LLC (collectively, “KY Operations”) alleging that the KY Operations failed to comply with the terms and conditions of the Kentucky

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Pollutant Discharge Elimination System (“KPDES”) permits issued by the Cabinet’s Division of Water to the KY Operations. Among the claims lodged by the Cabinet were allegations that contract water monitoring laboratories retained by the KY Operations did not adhere to the practices and procedures required for conducting KPDES monitoring, the contract laboratories failed to properly document and maintain records of the monitoring and the KY Operations submitted quarterly Discharge Monitoring Reports that sometimes contained inaccurate, incomplete and erroneous information. The KY Operations and the Cabinet entered a proposed Consent Judgment contemporaneously with the filing of the complaint that, if approved by the Franklin County (KY) Circuit Court, will require the KY Operations to pay a monetary penalty of $350, to prepare and implement a Corrective Action Plan that corrects the deficiencies in the respective KPDES monitoring programs, to identify the responsible corporate officers for each KPDES permit and to provide specific detailed information in support of the Discharge Monitoring Reports to be filed for the fourth quarter 2010 and first quarter 2011. Final resolution of this matter is pending approval by the Court. On February 11, 2011, the Court entered an order allowing certain anti-mining groups to intervene in the action to contest the validity of the Consent Judgment. The hearing on the entry of the Consent Judgment is scheduled to be held on June 14, 2011. The Company has fully reserved the proposed penalty.

In addition, from time to time, the Company is involved in legal proceedings arising in the ordinary course of business. These proceedings include assessments of penalties for citations and orders asserted by the Mine Safety and Health Administration and other regulatory agencies, none of which are expected by management to, individually or in the aggregate, have a material adverse effect on the Company. In the opinion of management, the Company has recorded adequate reserves for liabilities arising in the ordinary course and it is management’s belief there is no individual case or group of related cases pending that is likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

(14)	Related Party Transactions and Balances

Under an Advisory Services Agreement dated as of October 1, 2004 between the Company and WLR, WLR has agreed to provide advisory services to the Company (consisting of consulting and advisory services in connection with strategic and financial planning, investment management and administration and other matters relating to the business and operation of the Company of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments, including any consulting or advisory services which the Board of Directors reasonably requests). WLR is paid a quarterly fee of $500 and reimbursed for any reasonable out-of-pocket expenses (including expenses of third-party advisors retained by WLR). The agreement is for a period of seven years; however, it may be terminated upon the occurrence of certain events.

(15)	Segment Information

The Company extracts, processes and markets steam and metallurgical coal from deep and surface mines for sale to electric utilities and industrial customers, primarily in the eastern United States. The Company operates only in the United States with mines in the Central Appalachian, Northern Appalachian and Illinois Basin regions. The Company has three reportable business segments: Central Appalachian, Northern Appalachian and Illinois Basin. The Company’s Central Appalachian operations are located in southern West Virginia, eastern Kentucky and western Virginia and include eight mining complexes. The Company’s Northern Appalachian operations are located in northern West Virginia and Maryland and include four mining complexes. The Company’s Illinois Basin operations include one mining complex. The Company also has an Ancillary category, which includes the Company’s corporate overhead, equipment and parts sales, contract highwall mining services and land activities.

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Reportable segment results from continuing operations for the three months ended March 31, 2011 and 2010 and segment assets as of March 31, 2011 and 2010 were as follows:

	Central	Northern	Illinois
Three months ended March 31, 2011:	Appalachian	Appalachian	Basin	Ancillary	Consolidated

Revenue	$183,393	$85,029	$27,441	$6,126	$301,989
Adjusted EBITDA	44,326	25,131	7,274	(11,629)	65,102
Depreciation, depletion and amortization	16,681	5,420	2,403	1,152	25,656
Capital expenditures	19,060	15,555	4,929	1,664	41,208
Total assets	710,065	240,958	72,304	471,682	1,495,009

	Central	Northern	Illinois
Three months ended March 31, 2010:	Appalachian	Appalachian	Basin	Ancillary	Consolidated

Revenue	$184,765	$65,367	$26,092	$12,370	$288,594
Adjusted EBITDA	39,436	7,946	4,747	(5,262)	46,867
Depreciation, depletion and amortization	17,552	5,269	2,548	1,028	26,397
Capital expenditures	9,538	3,510	3,400	126	16,574
Total assets	727,649	188,324	55,918	612,692	1,584,583

Revenue in the Ancillary category consists primarily of $4,897 and $3,499 relating to contract highwall mining activities for the three months ended March 31, 2011 and 2010, respectively, and $7,624 relating to brokered coal sales for the three months ended March 31, 2010. There were no brokered coal sales for the three months ended March 31, 2011. Capital expenditures include non-cash amounts of $25,983 and $13,355 for the three months ended March 31, 2011 and 2010, respectively. Capital expenditures do not include $15,881 and $17,416 paid during the three months ended March 31, 2011 and 2010, respectively, related to capital expenditures accrued in prior periods.

Adjusted EBITDA represents earnings before deducting interest, income taxes, depreciation, depletion, amortization, the legal reserve for the Allegheny lawsuit, loss on extinguishment of debt and noncontrolling interest. Adjusted EBITDA is presented because it is an important supplemental measure of the Company’s performance used by the Company’s chief operating decision maker.

Reconciliation of net loss attributable to International Coal Group, Inc. to Adjusted EBITDA for the three months ended March 31, 2011 and 2010 is as follows:

	Three Months Ended
	March 31,
	2011	2010

Net loss attributable to International Coal Group, Inc.	$(6,318)	$(8,852)
Depreciation, depletion and amortization	25,656	26,397
Interest expense, net	8,110	13,300
Income tax benefit	(2,357)	(5,965)
Legal reserve for the Allegheny lawsuit	40,000	—
Loss on extinguishment of debt	—	21,987
Noncontrolling interest	11	—

Adjusted EBITDA	$65,102	$46,867

INTERNATIONAL COAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(16)	Supplementary Guarantor Information

International Coal Group, Inc. (the “Parent Company”) issued its 2012 Convertible Notes in July 2007 and issued its 2018 Senior Notes and 2017 Convertible Notes (together with the 2012 Convertible Notes and the 2018 Senior Notes, the “Notes”) in March 2010.

The Parent Company has no independent assets or operations other than those related to the issuance, administration and repayment of the Notes. All subsidiaries of the Parent Company (the “Guarantors”), except for a minor non-guarantor joint venture, have fully and unconditionally guaranteed the Notes on a joint and several basis. The Guarantors are 100% owned, directly or indirectly, by the Parent Company. Accordingly, condensed consolidating financial information for the Parent Company and the Guarantors is not presented.

The Notes are senior obligations of the Parent Company and are guaranteed on a senior basis by the Guarantors and rank senior in right of payment to the Parent Company’s and Guarantors’ future subordinated indebtedness. Obligations under the ABL Loan Facility are secured on a first-priority basis and obligations under the 2018 Senior Notes are secured on a second-priority basis by substantially all of the assets of the Parent Company and the Guarantors. As a result, the 2012 Convertible Notes and 2017 Convertible Notes are effectively subordinated to amounts borrowed under the ABL Loan Facility and the 2018 Senior Notes. Other than for corporate-related purposes or interest payments required by the Notes, the ABL Loan Facility restricts the Guarantors’ abilities to make loans or pay dividends to the Parent Company in excess of $25,000 per year (or at all upon an event of default) and restricts the ability of the Parent Company to pay dividends. Therefore, all but $25,000 of the Parent Company’s subsidiaries’ assets are restricted assets.

The Parent Company and Guarantors are subject to certain covenants under the indenture for the 2018 Senior Notes. Under these covenants, the Parent Company and Guarantors are, among other things, subject to limitations on the incurrence of additional indebtedness, payment of dividends and the incurrence of liens; however, the indenture contains no restrictions on the ability of the Guarantors to pay dividends or make payments to the Parent Company.

The obligations of the Guarantors are limited to the maximum amount permitted under bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law respecting fraudulent conveyance or fraudulent transfer.

(17)	Subsequent Events

On May 2, 2011, the Company and Arch Coal, Inc. (“Arch”) entered into a definitive Agreement and Plan of Merger (the “Agreement”) under which Arch will acquire all of the outstanding shares of the Company’s Common Stock for $14.60 per share, in an all-cash transaction valued at $3,400,000. The Agreement is subject to customary closing conditions and is expected to close in the second quarter of 2011.

Debt Securities
Warrants
Purchase Contracts
Units

Preferred Stock
Depositary Shares
Common Stock
Guarantees of Debt Securities

Arch Coal, Inc. from time to time may offer to sell, in one or more series, senior or subordinated debt securities, warrants, purchase contracts, units, preferred stock, depositary shares and common stock, or any combination of these securities. The debt securities, warrants, purchase contracts and preferred stock may be convertible into or exercisable or exchangeable for our common or preferred stock or other securities or debt or equity securities of one or more other entities. Certain of our direct and indirect subsidiaries named in this prospectus under “Description of Debt Securities — Debt Guarantees” (collectively referred to herein as the “Subsidiary Guarantors”) may guarantee the debt securities of Arch Coal, Inc.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “ACI.” If we decide to seek a listing of any securities offered by this prospectus, we will disclose the exchange or market on which the securities will be listed or where we have made an application for listing in one or more supplements to this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus or in one or more reports which we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that contains a description of those securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to other purchasers, on a continuous or delayed basis. If any offering involves underwriters, dealers or agents, arrangements with them will be described in a prospectus supplement relating to that offering.

We urge you to carefully read the information included or incorporated by reference in this prospectus and any prospectus supplement for a discussion of factors you should consider before deciding to invest in any securities offered by this prospectus, including the information under “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2010.

About this Prospectus

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”), using an automatic shelf registration process. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus does not contain all of the information in that registration statement. For further information about our business and the securities that may be offered under this prospectus, you should refer to the registration statement and its exhibits. The exhibits to the registration statement contain the full text of certain contracts and other important documents that we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these contracts and documents. These summaries are qualified in all respects by reference to all of the provisions contained in the applicable contract or document. The registration statement and its exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus and, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus and any applicable prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Where You Can Find More Information

Available Information

We file reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. These reports, proxy statements and other information can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Arch Coal. The SEC’s Internet address is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and its reports and other information can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our Internet address is http://www.archcoal.com. The information on our Internet site is not part of this prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” in this prospectus the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus from the date we file that document, except to the extent updated and superseded by information contained either in this prospectus or an applicable prospectus supplement or in a later dated document incorporated by reference in this prospectus. Some information that we will file with the SEC after the date of this prospectus and until we sell all of the securities covered by this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference into this prospectus the following documents or information that we have filed with the SEC and any filing that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, including such documents filed with the SEC by us after the date of this prospectus and prior to the time we sell all of the securities covered by this prospectus, except as noted below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Reports on Form 8-K dated March 23, April 27 and July 22, 2010;

•	The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act, as filed on March 22, 2010; and

•	The description of our common stock in our registration statement on Form 8-B filed with the SEC on June 17, 1997, including any amendments or reports filed for the purpose of updating such description.

Pursuant to General Instruction B of Form 8-K, any information furnished under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information we furnish under Item 2.01 or Item 7.01 of Form 8-K. We are not incorporating by reference any information we furnish under Item 2.01 or Item 7.01 of Form 8-K into any filing under the Securities Act of 1933 or the Exchange Act or into this prospectus.

Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract or other document, those provisions are qualified in all respects by reference to all of the provisions of that contract or other document. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes the statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. For a more complete understanding and description of each such contract or other document, we urge you to read the documents contained in the exhibits to the registration statement of which this prospectus is a part.

We will provide without charge, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Arch Coal, Inc., Attention: Vice President-Government, Investor and Public Affairs, One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, telephone number: (314) 994-2700. You also may review a copy of the registration statement of which this prospectus is a part and its exhibits at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet site.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not prohibited. You should assume that the information appearing in this prospectus is accurate as of the date hereof only.

Risk Factors

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2010, which are incorporated by reference in this prospectus, as updated by our quarterly reports on Form 10-Q, our current reports on Form 8-K or other filings we make with the SEC, as well as the other risks and uncertainties described in any applicable prospectus supplement and in the other documents incorporated by reference in this prospectus. The risks and uncertainties that we discuss in any document incorporated by reference in this prospectus are those that we believed as of the date of the document may materially affect our company. Additional risks and uncertainties not then known to us or that we then believed to be immaterial also may materially and adversely affect our business, financial condition and results of operations.

Forward-Looking Statements

This prospectus, information incorporated by reference in this prospectus and any applicable prospectus supplement may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events and expectations and can be identified by the use of predictive, future-tense or forward-looking terminology, such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “projects,” “should,” “will,” “will likely result” or other similar expressions. All statements that reflect our expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning industry growth or other trend projections, anticipated financial results or operating performance and statements regarding our strategies, objectives, goals, targets, outlook and business and financial prospects. Forward-looking statements are subject to a number of risks, uncertainties and other factors and are not guarantees of future performance. Actual results, performance or outcomes may differ materially from those expressed in or implied by those forward-looking statements. Accordingly, you should not place undue reliance on such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

For information on some of the factors that could cause actual results to differ materially from those in forward-looking statements, see the section entitled “Risk Factors” in this prospectus.

Use of Proceeds

We intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the applicable prospectus supplement relating to a specific issuance of securities or in a report which we file with the SEC under the Exchange Act, which we refer to as an Exchange Act Report. Our general corporate purposes include, but are not limited to, working capital, capital expenditures, investments in or loans to our subsidiaries or joint ventures, repayment, redemption or refinancing of debt, redemption or repurchase of our outstanding securities, funding of possible acquisitions and satisfaction of other obligations. Pending any such use, the net proceeds from the sale of the securities may be invested in short-term, investment-grade, interest-bearing instruments. We will include a more detailed description of the use of proceeds of any specific offering in the applicable prospectus supplement relating to the offering or in an Exchange Act Report.

Description of Debt Securities

The following is a general description of the debt securities that we may offer from time to time under this prospectus. The particular terms of the debt securities offered under this prospectus and the extent, if any, to which the general provisions described below may apply will be described in the applicable prospectus supplement or in an Exchange Act Report. Although our securities include securities denominated in U.S. dollars, we may choose to issue securities in any other currency, including the euro.

The debt securities will be either senior debt securities or subordinated debt securities. We will issue the senior debt securities under a senior indenture between us and a trustee. We will issue the subordinated debt securities under a subordinated indenture between us and the same or another trustee. The senior indenture and the subordinated indenture are collectively referred to in this prospectus as the indentures, and each of the trustee under the senior indenture and the trustee under the subordinated indenture are referred to in this prospectus as the trustee.

Any debt securities issued by us may be guaranteed by one or more of the Subsidiary Guarantors.

The following description is only a summary of the material provisions of the indentures. We urge you to read the appropriate indenture because it, and not this description, defines your rights as a holder of the applicable debt securities. See the information under the heading “Where You Can Find More Information” for information on how to obtain a copy of the appropriate indenture. The following description also is subject to and qualified by reference to the description of the particular terms of the debt securities and the relevant indenture described in the related prospectus supplement, including definitions used in the relevant indenture. The particular terms of the debt securities that we may offer under this prospectus and the relevant indenture may vary from the terms described below.

General

The senior debt securities will be unsubordinated obligations, will rank equally with all other unsubordinated debt obligations of ours and, unless otherwise indicated in the related prospectus supplement or in an Exchange Act Report, will be unsecured. The subordinated debt securities will be subordinate in right of payment to senior debt securities. A description of the subordinated debt securities is provided below under “— Subordinated Debt Securities.” The specific terms of any subordinated debt securities will be provided in the related prospectus supplement or in an Exchange Act Report. For a complete understanding of the provisions pertaining to the subordinated debt securities, you should refer to the form of subordinated indenture attached as an exhibit to the Registration Statement of which this prospectus is a part.

Our primary sources of payment for our payment obligations under the debt securities will be revenues from our operations and investments and cash distributions from our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation whatsoever to pay any amounts due on debt securities issued by us or to make funds available to us. Our subsidiaries’ ability to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions. The indentures do not restrict our subsidiaries from entering into agreements that prohibit or limit their ability to pay dividends or make other payments or advances to us.

To the extent that we must rely on cash from our subsidiaries to pay amounts due on the debt securities, the debt securities will be effectively subordinated to all our subsidiaries’ liabilities, including their trade payables. This means that our subsidiaries may be required to pay all of their creditors in full before their assets are available to us. Even if we are recognized as a creditor of our subsidiaries, our claims would be effectively subordinated to any security interests in their assets and also could be subordinated to some or all other claims on their assets and earnings.

In addition to the debt securities that we may offer pursuant to this prospectus, we may issue other debt securities in public or private offerings from time to time. These other debt securities may be issued under other indentures or documentation that are not described in this prospectus, and those debt securities may contain provisions materially different from the provisions applicable to one or more issues of debt securities offered pursuant to this prospectus.

Terms

The indentures will not limit the principal amount of debt, including unsecured debt, or other securities that we or our subsidiaries may issue.

We may issue notes or bonds in traditional paper form, or we may issue a global security. The debt securities of any series may be issued in definitive form or, if provided in the related prospectus supplement or in an Exchange Act Report, may be represented in whole or in part by a global security or securities, registered in the name of a depositary designated by us. Each Debt Security represented by a global security is referred to as a “Book-Entry Security.”

Debt securities may be issued from time to time pursuant to this prospectus and will be offered on terms determined by market conditions at the time of sale. Debt securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates. Unless otherwise provided in the related prospectus supplement or in an Exchange Act Report, debt securities denominated in U.S. dollars will be issued in denominations of $1,000 and integral multiples thereof.

Please refer to the related prospectus supplement or Exchange Act Report for the specific terms of the debt securities offered, including the following:

•	Designation of an aggregate principal amount, purchase price and denomination;

•	Date of maturity;

•	If other than U.S. currency, the currency in which the debt securities may be purchased and the currency in which principal, premium, if any, and interest will be paid;

•	The interest rate or rates and the method of calculating interest;

•	The date or dates from which the interest will accrue, the payment dates on which any premium and interest will be payable or the manner of determination of the payment dates and the record dates for the determination of holders to whom interest is payable;

•	The place or places where principal, any premium and interest will be payable;

•	Any redemption or sinking fund provisions or other repayment or repurchase obligations;

•	Any index used to determine the amount of payment of principal of and any premium and interest on the debt securities;

•	The application, if any, of the defeasance provisions to the debt securities;

•	If other than the entire principal amount, the portion of the debt securities that would be payable upon acceleration of the maturity thereof;

•	Whether the debt securities will be issued in whole or in part in the form of one or more global securities, and in such case, the depositary for the global securities;

•	Whether the debt securities may be converted into or exercised or exchanged for our common stock, preferred stock, warrants, purchase contracts or purchase units and the terms of such conversion, exercise or exchange, if any;

•	Whether the debt securities will be guaranteed by one or more of our subsidiaries and, if so, the identity of the guarantors and whether any subordination provisions or other limitations are applicable to any such guarantees;

•	Any covenants applicable to the debt securities being offered;

•	Any events of default applicable to the debt securities being offered;

•	Any changes to the events of default described in this prospectus;

•	The terms of subordination of the debt securities being offered, if applicable;

•	The terms of conversion of the debt securities being offered, if applicable; and

•	Any other specific material terms, including any additions to the terms described in this prospectus and any terms that may be required by or advisable under applicable law.

Except with respect to book-entry securities, debt securities may be presented for exchange or registration of transfer, in the manner, at the places and subject to the restrictions set forth in the debt securities and the related prospectus supplement or Exchange Act Report. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

Debt Guarantees

Debt securities offered by us may be guaranteed by one or more of the Subsidiary Guarantors. The Subsidiary Guarantors are:

•	Allegheny Land Company, a Delaware corporation;

•	Arch Coal Sales Company, Inc., a Delaware corporation;

•	Arch Coal Terminal, Inc., a Delaware corporation;

•	Arch Development, LLC, a Delaware limited liability company;

•	Arch Energy Resources, LLC, a Delaware limited liability company;

•	Arch Reclamation Services, Inc., a Delaware corporation;

•	Ark Land Company, a Delaware corporation;

•	Ark Land KH, Inc., a Delaware corporation;

•	Ark Land LT, Inc., a Delaware corporation;

•	Ark Land WR, Inc., a Delaware corporation;

•	Ashland Terminal, Inc., a Delaware corporation;

•	Catenary Coal Holdings, Inc., a Delaware corporation;

•	Coal-Mac, Inc., a Kentucky corporation;

•	Cumberland River Coal Company, a Delaware corporation;

•	Lone Mountain Processing, Inc., a Delaware corporation;

•	Mingo Logan Coal Company, a Delaware corporation;

•	Mountain Gem Land, Inc., a West Virginia corporation;

•	Mountain Mining, Inc., a Delaware corporation;

•	Mountaineer Land Company, a Delaware corporation;

•	Otter Creek Coal, LLC, a Delaware limited liability company;

•	Prairie Holdings, Inc., a Delaware corporation; and

•	Western Energy Resources, Inc., a Delaware corporation.

Any guarantee of debt securities offered by us will be set forth in the applicable indenture or a supplemental indenture and described in the applicable prospectus supplement or Exchange Act Report. The payment obligations of any guarantor with respect to a guarantee of debt securities offered by us will be effectively subordinate in right of payment to the prior payment in full of all senior indebtedness of any such guarantor to the same extent and manner that our payment obligations with respect to our subordinated debt securities are subordinate in right of payment to the prior payment in full of all of our senior indebtedness.

Events of Default

Except as otherwise set forth in the applicable prospectus supplement or in an Exchange Act Report, an event of default shall occur with respect to any series of debt securities when:

•	We default in paying principal of or premium, if any, on any of the debt securities of such series when due;

•	We default in paying interest on the debt securities of such series when due, continuing for 30 days;

•	We default in making deposits into any sinking fund payment with respect to any debt security of such series when due;

•	We or any Subsidiary Guarantor, if applicable, fails to perform any other covenant or warranty in the debt securities of such series or in the applicable indenture, and such failure continues for a period of 90 days after notice of such failure as provided in that indenture;

•	A subsidiary guarantee of our debt securities, if applicable, is held in any judicial proceeding to be unenforceable or invalid;

•	Certain events of bankruptcy, insolvency, or reorganization occur; or

•	Any other event of default occurs with respect to debt securities of that series.

We will be required annually to deliver to the trustee officers’ certificates stating whether or not the officers signing such certificates have any knowledge of any default in the performance by us of certain covenants.

If an event of default shall occur and be continuing with respect to any series (other than an event of default described in the sixth bullet point of the first paragraph above under “— Events of Default”), the trustee or the holders of not less than 25% in principal amount of the debt securities of such series then outstanding (or, if any securities of that series are original issue discount securities, the portion of the principal amount of such securities as may be specified by the terms thereof) may declare the debt securities of such series to be immediately due and payable. If an event of default described in the sixth bullet point of the first paragraph above under “— Events of Default” occurs with respect to any series of debt securities, the principal amount of all debt securities of that series (or, if any securities of that series are original issue discount securities, the portion of the principal amount of such securities as may be specified by the terms thereof) will automatically become due and payable without any declaration by the trustee or the holders. The trustee is required to give holders of the debt securities of any series written notice of a default with respect to such series as and to the extent provided by the Trust Indenture Act. As used in this paragraph, a “default” means an event described in the first paragraph under “— Events of Default” without including any applicable grace period.

If at any time after the debt securities of such series have been declared due and payable, and before any judgment or decree for the moneys due has been obtained or entered, we will pay or deposit with the trustee amounts sufficient to pay all matured installments of interest upon the debt securities of such series and the principal of all debt securities of such series which shall have become due, otherwise than by acceleration, together with interest on such principal and, to the extent legally enforceable, on such overdue installments of interest and all other amounts due under the applicable indenture shall have been paid, and any and all defaults with respect to such series under that indenture shall have been remedied, then the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding, by written notice to us and the trustee, may rescind and annul the declaration that the debt securities of such series are due and payable. In addition, the holders of a majority in aggregate principal amount of the debt securities of such series may waive any past default and its consequences with respect to such series, except a default in the payment of the principal of or any premium or interest on any debt securities of such series or a default in the performance of a covenant that cannot be modified under the indentures without the consent of the holder of each affected debt security.

The trustee is under no obligation to exercise any of the rights or powers under the indentures at the request, order or direction of any of the holders of debt securities, unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the trustee and certain limitations contained in the indentures, the holders of a majority in aggregate principal amount of the debt securities of each series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of such series.

No holder of debt securities will have any right to institute any proceeding, judicial or otherwise, with respect to the indentures, for the appointment of a receiver or trustee or for any other remedy under the indentures unless:

•	The holder has previously given written notice to the trustee of a continuing event of default with respect to the debt securities of that series; and

•	The holders of at least 25% in principal amount of the outstanding debt securities of that series have made a written request to the trustee, and offered reasonable indemnity, to the trustee to institute proceedings as trustee, the trustee has failed to institute the proceedings within 60 days and the trustee has not received from the holders of a majority in principal amount of the debt securities of that series a direction inconsistent with that request.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to the provisions of the applicable indenture regarding the payment of default interest, interest on that debt security on the due dates expressed in that security and to institute suit for the enforcement of payment.

Modification of the Indentures

Each indenture will contain provisions permitting us and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the debt securities in regard to matters as shall not adversely affect the interests of the holders of the debt securities, including, without limitation, the following:

•	to evidence the succession of another corporation to us;

•	to add to our covenants further covenants for the benefit or protection of the holders of any or all series of debt securities or to surrender any right or power conferred upon us by that indenture;

•	to add any additional events of default with respect to all or any series of debt securities;

•	to add to or change any of the provisions of that indenture to facilitate the issuance of debt securities in bearer form with or without coupons, or to permit or facilitate the issuance of debt securities in uncertificated form;

•	to add to, change or eliminate any of the provisions of that indenture in respect of one or more series of debt securities thereunder, under certain conditions designed to protect the rights of any existing holder of those debt securities;

•	to secure all or any series of debt securities;

•	to establish the forms or terms of the debt securities of any series;

•	to evidence the appointment of a successor trustee and to add to or change provisions of that indenture necessary to provide for or facilitate the administration of the trusts under that indenture by more than one trustee;

•	to cure any ambiguity, to correct or supplement any provision of that indenture which may be defective or inconsistent with another provision of that indenture;

•	to make other amendments that do not adversely affect the interests of the holders of any series of debt securities;

•	to release a Subsidiary Guarantor, if applicable, from its obligations under its guarantee (other than in accordance with the terms thereof); and

•	to add, change or eliminate any provision of that indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act.

We and the trustee may otherwise modify each indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of debt securities affected thereby at the time outstanding, except that no such modifications shall

•	extend the fixed maturity of any debt securities or any installment of interest or premium on any debt securities, or reduce the principal amount thereof or reduce the rate of interest or premium payable upon redemption, or reduce the amount of principal of an original issue discount debt security or any other debt security that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the currency in which the debt securities are payable or impair the right to institute suit for the enforcement of any payment after the stated maturity thereof or the redemption date, if applicable, or adversely affect any right of the holder of any debt security to require us to repurchase that security, without the consent of the holder of each debt security so affected;

•	reduce the percentage of debt securities of any series, the consent of the holders of which is required for any waiver or supplemental indenture, without the consent of the holders of all debt securities affected thereby then outstanding; or

•	modify the provisions of that indenture relating to the waiver of past defaults or the waiver or certain covenants or the provisions described under “Modification of the Indentures,” except to increase any percentage set forth in those provisions or to provide that other provisions of that indenture may not be modified without the consent of the holder of each debt security affected thereby, without the consent of the holder of each debt security affected thereby.

With respect to any vote of holders of a series of debt securities, we generally will be entitled to set any date as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture.

Satisfaction and Discharge, Defeasance and Covenant Defeasance

Each indenture shall be satisfied and discharged if (i) we shall deliver to the trustee all debt securities then outstanding for cancellation or (ii) all debt securities not delivered to the trustee for cancellation shall have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and we shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of debt securities that have become due and payable), provided that in either case we shall have paid all other sums payable under that indenture.

Each indenture will provide, if such provision is made applicable to the debt securities of a series,

•	that we may elect either (A) to defease and be discharged from any and all obligations with respect to any debt security of such series, or “defeasance,” or (B) to be released from the obligations with respect to such debt security under certain of the covenants and events of default under that indenture together with additional covenants that may be included for a particular series; and

•	that certain events of default shall not be events of default under that indenture with respect to such series (“covenant defeasance”),

upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money certain U.S. government obligations and/or, in the case of debt securities denominated in U.S. dollars, certain state and local government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt security, on the scheduled due dates.

In the case of defeasance or covenant defeasance, the holders of such debt securities will be entitled to receive payments in respect of such debt securities solely from such trust. Such a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indentures) to the effect that the holders of the debt securities affected thereby will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the indentures.

Record Dates

The indentures will provide that in certain circumstances we may establish a record date for determining the holders of outstanding debt securities of a series entitled to join in the giving of notice or the taking of other action under the applicable indenture by the holders of the debt securities of such series.

Subordinated Debt Securities

Subordinated debt securities will be subordinate, in right of payment, to all senior debt. Senior debt is defined to mean, with respect to us, the principal, premium, if any, and interest on the following:

•	all indebtedness of ours, whether outstanding on the date of issuance or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

•	any indebtedness of others of the kinds described in the preceding clause for the payment of which we are responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise; and

•	amendments, renewals, extensions and refundings of any indebtedness described above, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it provides that such indebtedness is not senior or prior in right of payment to the subordinated debt securities.

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest, if any, on the subordinated debt securities will be subordinated, to the extent provided in the subordinated debt indenture, in right of payment to the prior payment in full of all of our senior debt. Our obligation to make payment of the principal of, premium, if any, and interest, if any, on the subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal and premium, if any, sinking fund or interest, if any, may be made on the subordinated debt securities at any time unless full payment of all amounts due in respect of the principal and premium, if any, sinking fund and interest, if any, on our senior debt has been made or duly provided for in money or money’s worth.

Notwithstanding the foregoing, unless all of our senior debt has been paid in full, in the event that any payment or distribution made by us is received by the trustee or the holders of any of the subordinated debt securities, such payment or distribution must be paid over to the holders of our senior debt or a person acting on their behalf, to be applied toward the payment of all our senior debt remaining unpaid until all the senior debt has been paid in full. Subject to the payment in full of all of our senior debt, the rights of the holders of our subordinated debt securities will be subrogated to the rights of the holders of our senior debt.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our general creditors may recover more, ratably, than holders of our subordinated debt securities.

Governing Law

The laws of the State of New York will govern each indenture and will govern the debt securities.

“Street Name” and Other Indirect Holders

Investors who hold securities in accounts at banks or brokers generally will not be recognized by us as legal holders of debt securities. This is called holding in “street name.” Instead, we would recognize only the bank or broker, or the financial institution that the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in “street name,” you should check with your own institution to find out, among other things:

•	how it handles payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if applicable;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	if applicable, how it would pursue rights under your debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Our obligations, as well as the obligations of the trustee under the indentures and those of any third parties employed by us or the trustee under either of the indentures, run only to persons who are registered as holders of debt securities issued under the applicable indenture. As noted above, we do not have obligations to you if you hold in “street name” or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a “street name” customer but does not do so.

Book-Entry Securities

The following description of book-entry securities will apply to any series of debt securities issued in whole or in part in the form of one or more global securities except as otherwise described in the related prospectus supplement or in an Exchange Act Report.

Book-entry securities of like tenor and having the same date will be represented by one or more global securities deposited with and registered in the name of a depositary that is a clearing agent registered under the Exchange Act. Beneficial interests in book-entry securities will be limited to institutions that have accounts with the depositary, or “participants,” or persons that may hold interests through participants.

Ownership of beneficial interests by participants will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the depositary. Ownership of beneficial interests by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by the participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and any premium and interest on book-entry securities represented by a global security registered in the name of or held by a depositary will be made to the depositary, as the registered owner of the global security. Neither we, the trustee nor any agent of ours or the trustee will have any responsibility or liability for any aspect of the depositary’s records or any participant’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to the beneficial ownership interests. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by the depositary’s procedures, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the sole responsibility of such participants.

A global security representing a book-entry security is exchangeable for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount registered in the name of, or is transferable in whole or in part to, a person other than the depositary for that global security, only if (a) the depositary notifies us that it is unwilling or unable to continue as depositary for that global security or the depositary ceases to be a clearing agency registered under the Exchange Act, (b) there shall have occurred and be continuing an event of default with respect to the debt securities of that series or (c) other circumstances exist that have been specified in the terms of the debt securities of that series. Any global security that is exchangeable pursuant to the preceding sentence shall be registered in the name or names of such person or persons as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security.

Except as provided above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof for any purpose under the indentures, and no global security shall be exchangeable, except for a security registered in the name of the depositary. This means each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indentures. We understand that under existing industry practices, if we request any action of holders or an owner of a beneficial interest in such global security desires to give or take any action that a holder is entitled to give or take under the indentures, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Description of Other Securities

We will set forth in the applicable prospectus supplement a description of any warrants, purchase contracts, units or depositary shares that may be offered pursuant to this prospectus.

Description of Capital Securities

Common Stock

Under our restated certificate of incorporation, we are authorized to issue up to 260,000,000 shares of our common stock. As of June 30, 2010, we had 162,478,601 shares of common stock issued and outstanding and had an aggregate of 6,633,463 additional shares of common stock available for issuance under our various stock compensation plans.

The applicable prospectus supplement relating to an offering of common stock or other securities convertible or exchangeable for, or exercisable into, common stock, or the settlement of which may result in the issuance of common stock, will describe the relevant terms, including the number of shares offered, any initial offering price and market price and dividend information, as well as, if applicable, information on other related securities.

The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law, as it may be amended from time to time;

•	our restated certificate of incorporation, as it may be amended or restated from time to time; and

•	our bylaws, as amended, as they may be amended or restated from time to time.

Dividends.  The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment subject to the rights of holders of our preferred stock.

Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Rights Upon Liquidation.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of our outstanding preferred stock have received their liquidation preferences in full.

Miscellaneous.  The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock.

Preferred Stock

Our board of directors determines the rights, qualifications, restrictions and limitations relating to each series of our preferred stock at the time of issuance. Our restated certificate of incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series, except that the holders of preferred stock:

•	will not be entitled to more than the lesser of one vote per $100 of liquidation value or one vote per share when voting as a class with the holders of shares of other capital stock; and

•	will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to any amendment or alteration of the provisions of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the applicable series of preferred stock, or our failure to pay dividends on any series of preferred stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which case the number of directors may be increased by two and the holders of outstanding shares of preferred stock then similarly entitled will be entitled to elect the two additional directors until full accumulated dividends on all of those shares of preferred stock have been paid.

As of the date of this prospectus, we had no shares of preferred stock issued and outstanding.

Shares of our preferred stock may have dividend, redemption, voting and liquidation rights taking priority over our common stock, and shares of preferred stock may be convertible into our common stock. We may amend from time to time our restated certificate of incorporation to increase the number of authorized shares of preferred stock. We also may designate additional shares of preferred stock as preferred stock.

The particular terms of any series of preferred stock offered under this prospectus will be described in a prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

If the terms of any series of preferred stock being offered pursuant to this prospectus differ materially from the terms set forth in this prospectus, the definitive terms will be disclosed in an applicable prospectus supplement. The summary in this prospectus is not complete. You should refer to the applicable Certificate of Amendment to our Restated Certificate of Incorporation or certificate of designations, as the case may be, establishing a particular series of preferred stock, in either case which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with an offering of preferred stock.

Series of Preferred Stock.  The preferred stock will be preferred over our common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on our common stock will be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates established. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless another date is determined relating to the series. Accruals of dividends will not bear interest.

The preferred stock will be preferred over our common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the established amount. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

All shares of any series of preferred stock will be redeemable to the extent determined with respect to that series. All shares of any series of preferred stock will be convertible into shares of our common stock or into shares of any other series of our preferred stock to the extent determined with respect to that series.

Except as otherwise indicated, the holders of preferred stock will be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of common stock and the holders of all series of preferred stock will vote together as one class.

In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our board of directors, it would be possible for the board to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our restated certificate of incorporation, as it may be amended or restated from time to time, and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of our stockholders would not be required for any such issuance of preferred stock.

Special Charter Provisions.  Our restated certificate of incorporation provides that:

•	its board of directors is classified into three classes;

•	subject to the rights of holders of preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of common stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation;

•	authorize the sale, lease or exchange of all or substantially all of its property or assets; or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of preferred stock, if any, certain provisions of the restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of common stock voting on the proposed amendment;

•	subject to the rights of holders of preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of stockholders must be taken at a duly called annual or special meeting of stockholders and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by the board of directors and may not be called by any other person or persons or in any other manner.

Plan of Distribution

We may offer the offered securities in one or more of the following ways, or any other way set forth in an applicable prospectus supplement from time to time:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents;

•	to investors directly in negotiated sales or in competitively bid transactions; or

•	to holders of other securities in exchanges in connection with acquisitions.

The prospectus supplement for each series of securities we sell will describe the offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation, which in the aggregate will not exceed eight percent of the gross proceeds of the offering;

•	any commissions paid to agents;

•	the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in a sale, we will execute an underwriting agreement with one or more underwriters regarding those securities. Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

The securities subject to any underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the applicable prospectus supplement will state that this is the case and will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

In connection with underwritten offerings of the securities, the underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, as follows:

•	Over-allotment transactions involve sales in excess of the offering size, which create a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the securities originally sold by that broker-dealer are repurchased in a covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it otherwise would be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

Agents

We also may sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the applicable prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the applicable prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

In addition, debt securities described in this prospectus may be issued upon the exercise of warrants or the settlement of purchase contracts or units.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities that we offer may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

Legal Matters

In connection with particular offerings of securities in the future, and if stated in the applicable prospectus supplement or in an Exchange Act Report, the validity of those securities may be passed upon for us by K&L Gates LLP, Pittsburgh, Pennsylvania, and for any underwriters or agents by counsel named in the applicable prospectus supplement or Exchange Act Report.

Experts

The consolidated financial statements of Arch Coal, Inc. appearing in Arch Coal, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 (including schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus concerning our estimates of proven and probable coal reserves at December 31, 2009 were prepared by Weir International, Inc., an independent mining and geological consultant.